
05065374


SEC MAIL
RECEIVED
PROCESSING
OCT 0 3 2005
WASH. D.C.
198
SECTION

Total Number of Pages: 202

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO.)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[X]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[X]

Patrick Corporation Limited
(Name of Subject Company)

Not Applicable
(Translation of Subject Company's Name into English (if applicable))

PROCESSED
OCT 05 2005
THOMSON FINANCIAL

Australia
(Jurisdiction of Subject Company's Incorporation or Organization)

Toll Holdings Limited
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities (if applicable))

Computershare Investor Services LLC
Toll Holdings Limited
C/ - Charisse Chaney
2 North LaSalle Street
Chicago IL 60602
United States of America
Phone: +1 312 588-4992
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

September 30, 2005
(Date Tender Offer/Rights Offering Commenced)

PART I. INFORMATION SENT TO SECURITY HOLDERS

Item 1. *Home Jurisdiction Documents.*

The following documents are attached as exhibits to this Form:

Exhibit number	Description
1	Notice delivered to U.S. Shareholders with the Bidder's Statement dated September 15, 2005
2	Bidder's Statement dated September 15, 2005

Item 2. Informational Legends.

The required legends are included under the heading "Offers outside Australia" in the Bidder's Statement dated September 15, 2005 or in the Notice delivered to U.S. Shareholders therewith.

PART II. INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

None.

PART III. CONSENT TO SERVICE OF PROCESS AND UNDERTAKING

At the time of filing of this Form, the bidder has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

The bidder undertakes to provide, upon the request of any U.S. holder or the Commission staff, an opinion of an independent expert stating that the cash consideration offered to U.S. holders is substantially equivalent to the value of the consideration offered security holders outside the United States.

PART IV. SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TOLL HOLDINGS LIMITED

(Signature)

Mr Bernard McInerney, Company Secretary
(Name and Title)

3 October, 2005
(Date)

US1DOCS 5304352v4

Exhibit 1

NOTICE TO U.S. SHAREHOLDERS IN PATRICK CORPORATION LIMITED

Toll Holdings Limited ("**Toll**") refers to its Bidder's Statement dated 15 September 2005 and Offer dated 29 October 2005 for all of the fully paid ordinary shares in Patrick Corporation Limited ("**Patrick**") which it does not already own ("**Patrick Shares**").

Toll has since become aware that there are a number of residents of the United States of America who own Patrick Shares legally and/or beneficially ("**U.S. Shareholders**"). Toll is therefore taking steps to permit U.S. Shareholders who accept the Offer to receive the Toll Share Consideration (being 0.4 Toll Shares for each Patrick Share) pursuant to a registration exemption under the Rules of the U.S. Securities and Exchange Commission ("**SEC**").

For this purpose, Toll wishes to supplement the information on the inside front cover of the Bidder's Statement under the heading "Offers outside Australia" by adding the following:

> "It may be difficult for Foreign Patrick Shareholders to enforce their rights and any claim they may have arising under U.S. federal securities laws, since Toll is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. Foreign Patrick Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment."

A copy of the Bidder's Statement and this Notice will be filed by Toll with the SEC. Unless otherwise defined herein, terms used in this Notice have the same meaning as defined in the Bidder's Statement.

Bernard McInerney
Company Secretary
Toll Holdings Limited
ACN 006 592 089

Exhibit 2

IMPORTANT INFORMATION

Lodgement date	**15 September 2005**
Offer Opens	**29 September 2005**
Offer Closes (unless extended)	**10 November 2005**

A number of defined terms are used in this Bidder's Statement. These terms are capitalised. Unless a contrary intention appears or the context requires otherwise, terms used in this Bidder's Statement are defined in Section 17.

This Bidder's Statement does not take into account the individual investment objectives, financial situation or particular needs of each Patrick Shareholder. You should seek independent financial and taxation advice before deciding whether or not to accept the Offer for your Patrick Shares.

This Bidder's Statement includes certain forward looking statements. As such statements relate to future matters, they are subject to inherent risks and uncertainties. These risks and uncertainties include factors and risks specific to the transport and logistics industry (including those risks described in Section 13) as well as matters such as general economic conditions, many of which are outside the control of Toll and its Directors. These factors may cause the actual results, performance or achievements of Toll, Patrick or the Merged Group to differ, perhaps materially, from the results, performance or achievements expressed or implied by those forecasts or forward looking statements. The past performance of Toll is not a guarantee of future performance.

The forecast financial information and other forward looking statements do not constitute a representation that future profits (or any other matter) will be achieved in the amounts or by the dates indicated and are presented as a guide to assist Patrick Shareholders in assessing the Offer. The forecast financial information and other forward looking statements are based on information available to Toll at the date of this Bidder's Statement and should be read in conjunction with the assumptions underlying their preparation as set out in Section 11.

A copy of this Bidder's Statement was lodged with ASIC on 15 September 2005. Neither ASIC nor any of its officers takes any responsibility for the contents of this Bidder's Statement.

Foreign Patrick Shareholders should note that part of the consideration under the Offer is securities of Toll, an Australian public company listed on ASX. The Offer is subject to the disclosure requirements applicable in Australia which are different from those applicable in the US and other countries. The financial statements included in this Bidder's Statement have been prepared in accordance with Australian Accounting Standards and, to the extent that information is available, AIFRS, which will be effective from 1 July 2005 for Toll and the Merged Group. These may not be directly comparable to the financial statements of US or other foreign countries. Foreign Patrick Shareholders should be aware that Toll may purchase Patrick Shares otherwise than pursuant to this Offer, such as in the open market or privately negotiated purchases, subject to the requirements of the Corporations Act.

Foreign Patrick Shareholders will not be entitled to receive Toll Shares on acceptance of the Offer. Foreign Patrick Shareholders who accept the Offer will receive the Cash Consideration and the net cash proceeds of a nominee sale of their entitlement to Toll Shares as described in Section 16.11(b). Foreign Patrick Shareholders will also not be entitled to receive the Special Dividend of 0.3 Virgin Blue Shares for each Patrick Share. Foreign Patrick Shareholders who hold a Patrick Share on the Special Dividend Record Date will receive the net cash proceeds of a nominee sale of their entitlement to the Special Dividend as described in Section 16.11(c).

The securities referred to in this Bidder's Statement have not been and will not be registered under the US Securities Act of 1933 **(Securities Act)**, as amended, or under the securities laws of any jurisdiction of the US, and therefore may not be offered or sold in the US without registration or an applicable exemption from the registration requirements of the Securities Act. This Bidder's Statement does not constitute an offer to issue or sell or the solicitation of any offer to buy any such securities or any securities issuable in exchange for such securities in any jurisdiction in which the issue of shares under the Offer would be unlawful.

Table of Contents

1. Letter to Patrick Shareholders 2
2. What You Will Receive For Your Patrick Shares 4
3. Why You Should Accept the Offer 6
4. Summary of the Offer 26
5. Key Questions 29
6. What You Should Do Next 35
7. Profile of Toll 37
8. Profile of Patrick 50
9. Toll's Intentions 56
10. Profile of the Merged Group 61
11. Financial Profiles 65
12. Funding Arrangements 99
13. Risk Factors 103
14. Tax Considerations 110
15. Other Relevant Information 117
16. The Offer 132
17. Glossary 144
18. Approval of Bidder's Statement 150

Annexure A – Investigating Accountant's Report 152

Annexure B – Toll's Accounting Policies 163

Annexure C – Toll's Announcements to ASX since 4 October 2004 177

Annexure D – Patrick's Announcements to ASX since 24 December 2004 179

Annexure E – Virgin Blue's Announcements to ASX since 21 July 2004 181

Annexure F – Funding Arrangements 183

Annexure G – Acquisitions of Patrick Shares by Toll in the Four Months Prior to 29 September 2005 186

Corporate Directory 192



Letter to Patrick Shareholders



29 September 2005

Dear Patrick Shareholder,

On behalf of the Directors of Toll Holdings Limited, we are pleased to offer you this unique opportunity to participate in the creation of a leading integrated transport and logistics business in the Asian region.

As you may be aware, on 22 August 2005, Toll announced its intention to make an Offer for all of the shares it does not already own in Patrick Corporation Limited.

Under Toll's Offer, you will receive for each Patrick Share:

- 0.4 Toll Shares; **PLUS**
- $0.75 cash; **PLUS**
- an *in specie* fully franked dividend from Patrick of 0.3 Virgin Blue Holdings Limited shares **(Special Dividend)** which Toll will cause Patrick to pay once it obtains control of the Patrick Board and the conditions of the Offer are satisfied or waived.[1]

The Offer provides significant benefits for Patrick Shareholders.

High Value and Attractive Premium

The combined value of the Offer, being Toll Shares, cash and the Special Dividend equates to $6.66 per Patrick Share based on the five day Volume Weighted Average Price **(VWAP)** on ASX to 9 September 2005 of $13.58 per Toll Share and $1.59 per Virgin Blue Share.

This represents:

- a multiple of approximately 32 times Toll's estimate of Patrick's diluted earnings per share for the year ending 30 September 2005 based on the profit guidance issued by Patrick on 18 August 2005;
- a premium of approximately 20% to Patrick's one month VWAP to 26 July 2005, the day before media and market speculation arose about a possible takeover bid for Patrick by Toll;[2] and
- a significant premium of approximately 44% to the implied underlying value of Patrick's controlled port and logistics assets.[2]

[1] You will be entitled to receive the Special Dividend for each Patrick Share you hold at the Special Dividend Record Date, whether you have accepted Toll's Offer or not. You should also read Section 15.1 of this Bidder's Statement which contains further details on the Special Dividend, and Section 13.4.8 which sets out risk factors associated with the Special Dividend. Based on the publicly available information on Patrick, Toll is not aware of any reason why the Special Dividend will not be paid if the Offer is Successful. In the unlikely event that the Special Dividend cannot lawfully be paid for any reason, Toll will increase the Toll Share Consideration and/or the Cash Consideration such that Patrick Shareholders who accept or have accepted the Offer will be in no less favourable position (on a before tax basis) than if the Special Dividend had been paid in full.

[2] You should also read part 2 in Section 3 which sets out other premium calculations and the assumptions on which all the premium calculations are based.


John Moule CHAIRMAN
Paul Little MANAGING DIRECTOR

Become Shareholders in a World Class Transport and Logistics Business

The Toll and Patrick businesses are highly complementary. The combination will create, in Toll's view, the leading integrated transport and logistics company in the Asian region, with a unique group of strategically aligned assets across the supply chain.

The Merged Group will:

- be able to provide Australian customers with a seamless and enhanced end to end logistics service by land, sea and air;
- improve efficiency across the supply chain;
- be well positioned to grow internationally with its customers as their activities become increasingly global;
- have a conservative capital structure, resulting in an improved ability to invest in critical transport and logistics infrastructure;
- generate cost savings and efficiencies in excess of $50 million[3] per annum for the benefit of shareholders and customers; and
- have a better structured exposure to the volatile aviation business and a framework to improve Virgin Blue's performance.

Importantly, as the Offer consideration is predominantly Toll Shares, Patrick Shareholders will own up to 48%[4] of the Merged Group and will participate in the significant on-going benefits that we believe will arise from the combination of Patrick and Toll.

Following the merger, Toll will be among the 30 largest companies listed on ASX with a market capitalisation of approximately $8.6 billion[5] and will become a significant integrated freight and logistics company globally.

We encourage you to read all of this Bidder's Statement carefully and then accept the Offer as soon as possible.

To accept the Offer, you should follow the instructions on the enclosed acceptance form. If you require additional assistance please contact Toll's Offer Information Line on **1300 769 346** (within Australia) or **+61 3 9415 4005** (outside Australia).

It is with delight that we extend this Offer to you and look forward to welcoming you as a Toll Shareholder.

Yours faithfully,



JOHN MOULE, AM Chairman

PAUL LITTLE Managing Director

[3] You should refer to Section 11.4.6 for further details on key expected synergies.

[4] Assumes all of the Patrick CRANES are converted, all of the Patrick Senior Executive Options are exercised and Toll acquires 100% of Patrick.

[5] Based on the five day VWAP of Toll Shares to 9 September 2005 of $13.58 and assuming all of the Patrick CRANES are converted, all of the Patrick Senior Executive Options are exercised and Toll acquires 100% of Patrick.



What You Will Receive For Your Patrick Shares



0.4 Toll Shares
VALUE $5.43[6]
+
$0.75 CASH
+
An in specie fully franked Special Dividend from Patrick
of 0.3 Virgin Blue Shares
VALUE $0.48[7]
$6.66 OF VALUE PER PATRICK SHARE

Value of Toll's Offer

Ultimately the value of Toll's Offer will depend on the Toll Share price and to a lesser extent the Virgin Blue Share price. The table below shows the value of the Offer at a range of Toll Share prices, assuming the Virgin Blue Share price is $1.59 which represents the five day VWAP to 9 September 2005. The following table is designed to assist Patrick Shareholders in determining the value of the Offer at different Toll Share prices. This table is not a forecast of the price at which Toll Shares or Virgin Blue Shares will trade on ASX. Those prices may be higher or lower than those indicated.

	Toll's Offer			
Toll Share Price	Value of Toll Share Consideration	Value of Cash Consideration	Value of Special Dividend[7]	Total Value of Toll's Offer
$13.00	$5.20	$0.75	$0.48	$6.43
13.25	5.30	0.75	0.48	6.53
13.50	5.40	0.75	0.48	6.63
13.58[6]	**5.43**	**0.75**	**0.48**	**6.66**
13.75	5.50	0.75	0.48	6.73
13.86[8]	**5.54**	**0.75**	**0.48**	**6.77**
14.00	5.60	0.75	0.48	6.83
14.07[9]	**5.63**	**0.75**	**0.48**	**6.86**
14.25	5.70	0.75	0.48	6.93
14.50	5.80	0.75	0.48	7.03
14.75	5.90	0.75	0.48	7.13
15.00	6.00	0.75	0.48	7.23

As a result of Toll's Offer, Patrick Shareholders who are either Australian tax residents or complying superannuation funds, may also benefit from the franking credits attached to the Special Dividend by the associated tax offset which may ultimately reduce their tax payable.

[6] Based on the five day VWAP of Toll Shares to 9 September 2005.

[7] Value of Special Dividend calculated as 0.3 times the assumed Virgin Blue Share price of $1.59, which represents the five day VWAP to 9 September 2005 of the Virgin Blue Shares. You will be entitled to receive the Special Dividend of 0.3 Virgin Blue Shares for each Patrick Share you hold at the Special Dividend Record Date, whether you have accepted Toll's Offer or not. You should also read Section 15.1 which contains further details on the Special Dividend, and Section 13.4.8 which sets out risk factors associated with the Special Dividend.

[8] Closing price of Toll Shares on ASX on 14 September 2005.

[9] VWAP for Toll Shares from Announcement Date to 9 September 2005.

3 Why You Should Accept the Offer



Why You Should Accept the Offer

1	You will become a shareholder in a world class transport and logistics business	✓
2	You will receive an attractive premium for your Patrick Shares	✓
3	You will receive substantial value for your Patrick Shares	✓
4	You will benefit from Toll's proven management expertise, which has delivered significantly superior performance to that of Patrick	✓
5	You will benefit from Toll's disciplined approach towards capital management and attractive returns on capital employed	✓
6	You will have a better structured exposure to the volatile airline industry	✓
7	You will benefit from the enhanced size and broader diversification of the Merged Group	✓
8	In the absence of Toll's Offer, the Patrick Share price is likely to fall	✓



1. You will become a shareholder in a world class transport and logistics business

- The combination of Toll and Patrick will create a leading integrated transport and logistics company in the Asian region with a unique group of strategically aligned assets across the supply chain.
- As the Offer Consideration is predominantly Toll Shares, Patrick Shareholders will own between 44% and 48% of the Merged Group.[10] As a result, Patrick Shareholders will participate in the substantial benefits that Toll believes will arise from the merger of Toll and Patrick.

Improved Supply Chain Efficiencies and Customer Service Capabilities

- Combining Patrick's container ports and stevedoring businesses with Toll's leading land-based transport and logistics businesses will provide customers with a seamless and enhanced end to end service by land, sea and air.

More Diversified Revenue Mix

- The Merged Group will own diversified and complementary businesses.
- Both Toll and Patrick separately recognise the need to further diversify across the supply chain as demonstrated by Toll's Offer and Patrick's recent attempts to acquire freight forwarding businesses.

Diversified Revenue Mix



Revenue ($b)
2.0
1.5
1.0
0.5
0.0
Dashed bars represent 50% share of Pacific National for both Toll and Patrick
Road
Rail Linehaul
Warehousing & Distribution
Airfreight
Rail Freight Forwarding
Shipping
Bulk Stevedoring
Container Stevedoring
Pacific National Revenue (FY2005)
Toll Revenue (FY2005)
Patrick Revenue (est. FY2005)

[10] Depending on the number of CRANES converted and Patrick Senior Executive Options exercised and assuming Toll acquires 100% of Patrick.



Enhanced Ability to Participate in Global Growth Opportunities, Especially in Asia

- The Merged Group will have the scale and breadth of operations to enable it to compete effectively with other global logistics service providers in Australia, New Zealand and the Asian region.
- The international trend towards consolidation of integrated transport and logistics companies is illustrated by the recent announcement of the estimated €5.3 billion potential acquisition of Exel Plc by Deutsche Post AG. Exel is a large international logistics company based in Europe and with operations in over 135 countries including Australia.
- The Merged Group will be well positioned operationally and financially to grow internationally with its customers as their activities become increasingly global.

Improving Efficiency and Service Levels at Pacific National

- Toll believes that under its proven management skills, Pacific National will increase its efficiencies and improve service levels for the benefit of all bulk and freight forwarding customers.

Cost Savings and Other Synergies

- Toll believes that the combination of Toll and Patrick should yield cost savings (such as overheads) and operational efficiencies for the benefit of customers and shareholders.
- Based on its experience and understanding of Patrick, Toll believes that gross synergies in excess of $50 million per annum are achievable (refer to Section 11.4.6 for further details regarding synergies and Section 13.4 regarding the risk factors associated with realising synergies and relying on public information).



2. You will receive an attractive premium for your Patrick Shares

- The value of Toll's Offer equates to $6.66 per Patrick Share based on the five day VWAP to 9 September 2005 of Toll Shares ($13.58) and Virgin Blue Shares ($1.59).
- This value represents a premium[11] of:
 - 16.8% to the closing price of Patrick Shares on 18 August 2005, the day before market rumours of a Toll takeover bid drove the Patrick Share price up 13% on 19 August 2005, the last Business Day before the announcement of Toll's Offer;
 - 19.6% to Patrick's one month VWAP to 26 July 2005, the day before media and market speculation arose about a possible takeover bid for Patrick by Toll; and
 - 43.8% to the implied underlying market value of Patrick's controlled port and logistics assets at the Announcement Date.[12]
- As a result of Toll's Offer, Patrick Shareholders who are either Australian tax residents or complying superannuation funds, may also benefit from the franking credits attached to the Special Dividend by the associated tax offset which may ultimately reduce their tax payable.

Premium for Patrick Shareholders



7.50
7.00
Toll's Offer ($6.66)
6.50
6.00
5.50
5.00
4.50
Patrick Share Price ($)
Patrick 1 Month VWAP to 26 July 2005
Premium: 19.6%
Jan 04
Apr 04
Jul 04
Oct 04
Feb 05
May 05
Aug 05

[11] The value of Toll's Offer is 0.5% less than the five day VWAP of Patrick Shares to 9 September 2005 ($6.69). Toll does not consider this to be the most appropriate measure of the value of the Offer as the prices of Toll Shares, Patrick Shares and Virgin Blue Shares have each been affected by the announcement of the Offer and the market may be attributing some value to the franking credit attached to the Special Dividend in the Patrick Share price, which is not reflected in the value of the Offer and premium calculation as described in this Section.

[12] Represents the premium of the value of the Toll Shares, cash and the Special Dividend (less the implied value of Patrick's interests in Virgin Blue and Pacific National) per Patrick Share compared to the Patrick Share price based on the one month VWAP to 26 July 2005 (less the implied value per share of Patrick's interests in Virgin Blue and Pacific National). Implied value of Virgin Blue is based on the five day VWAP to 9 September 2005 of the Virgin Blue Shares ($1.59). Implied value of Pacific National interest is based on the average enterprise value for 50% of Pacific National of $1,404 million (range $1,035 million to $1,860 million) from sum-of-the-parts valuations for Patrick and Toll, prepared by seven brokers (being all the brokers who Toll could identify to have prepared sum-of-the-parts valuations for Patrick or Toll as at 22 August 2005) as detailed in reports dated 19 May 2005 to 18 August 2005, less $310 million being 50% of Pacific National's actual net debt at 30 June 2005. Toll believes it is not appropriate for a control premium to be imputed for Patrick's stake in Pacific National as Toll already owns 50% of Pacific National and no other party is able to acquire control without Toll's agreement.




16.8%
19.6%
43.8%
Premium to Patrick's Closing Price on 18 August 2005
Premium to Patrick's 1 Month VWAP to 26 July 2005
Implied Premium to Underlying Market Value of Patrick's Controlled Port and Logistics assets

Implied Premium at Various Toll Share Prices

Toll Share Price	Total Value of Toll's Proposal	Premium to Patrick's 1 month VWAP to 26 July 2005	Implied Premium to Underlying Market Value of Patrick's Controlled Port and Logistics Assets
$13.00	$6.43	15.4%	34.5%
13.25	6.53	17.2%	38.5%
13.50	6.63	19.0%	42.5%
13.58[a]	**6.66**	**19.6%**	**43.8%**
13.75	6.73	20.8%	46.5%
13.86[14]	**6.77**	**21.5%**	**48.2%**
14.00	6.83	22.6%	50.5%
14.07[15]	**6.86**	**23.2%**	**51.7%**
14.25	6.93	24.4%	54.6%
14.50	7.03	26.2%	58.6%
14.75	7.13	28.0%	62.6%
15.00	7.23	29.7%	66.6%

[13] Assumed value of Virgin Blue Shares is the five day VWAP to 9 September 2005.
[14] Closing price of Toll Shares on 14 September 2005.
[15] VWAP for Toll Shares from Announcement Date to 9 September 2005.



3. You will receive substantial value for your Patrick Shares

Attractive Price/Earnings Multiple

- The value of Toll's Offer represents a price/earnings **(P/E)** multiple of 30.5 to 32.6 times Patrick's EPS[16] for the year ending 30 September 2005, based on Patrick's earnings guidance issued on 18 August 2005.
- Toll believes that this is a highly attractive P/E multiple for Patrick, having regard to the average P/E multiples of a range of companies operating in the same industry sectors as Patrick.

Average P/E Multiples For Selected Comparable Industries[17]



35x
30x
25x
20x
15x
10x
5x
P/E Multiple
31.5x
22.3x
17.9x
16.7x
14.3x
8.7x
Toll's Offer for Patrick
Global Discount Airlines
International Ports Companies
North American Rail Companies
Australian and NZ Logistics Companies
Qantas

[16] Toll's estimate of Patrick's diluted EPS based on guidance issued by Patrick to ASX on 18 August 2005. P/E multiple is based on the value of Toll's Offer based on the five day VWAPs to 9 September 2005 of Toll Shares and Virgin Blue Shares.

[17] Global Discount Airlines comprise Airasia, Easyjet, Gol Linhas, Ryanair, Southwest and Westjet (range 13.4-34.4x). International Ports Companies comprise P&O, Associated British Ports, Forth Ports, Mersey Docks and Harbour, Port of Tauranga and Lyttelton Port Company (range 15.8-22.2x). North American Rail Companies comprise Canadian Pacific Railway, CSX Corp, Genesee & Wyoming, Kansas City Southern, Norfolk Southern, RailAmerica, Canadian National, Union Pacific and Burlington Northern (range 12.9-29.9x). Australian and NZ Logistics Companies comprise Mainfreight, K&S Corporation and Freightways (range 11.9-17.4x) and excludes Toll. All comparable P/E multiples based on December 2005 average analyst forecasts and closing prices on 9 September 2005. Patrick's P/E based on estimated earnings to 30 September 2005 based on Patrick's earnings guidance issued on 18 August 2005 and implied value of Toll's Offer based on the five day VWAPs to 9 September 2005 of Toll Shares and Virgin Blue Shares.



Attractive Implied EBIT Multiple on Patrick's Controlled Port and Logistics Assets

- The implied 2005 EBIT multiple for Patrick (excluding its interests in Virgin Blue and Pacific National) is a substantial 20.0 times.[18]
- This implied EBIT multiple is substantially higher than the current EBIT multiples for a range of listed port and logistics companies as illustrated below.[19]

Average 2005 EBIT Multiples For Selected Port and Logistics Companies[20]


EBIT Multiple
20x
15x
10x
5x
20.0x
14.5x
13.6x
12.2x
12.1x
12.1x
8.7x
11.6x
11.0x
9.1x
Toll's Offer for Patrick (ex Virgin Blue and Pacific National)
Port of Tauranga
Mersey Docks & Harbour
Associated British Ports
Forth Ports
P&O
Lyttelton Port Company
Freightways Ltd.
Mainfreight Ltd.
K&S Corporation
Ports companies
Australian & NZ freight/logistics companies

- Excluding its interests in Virgin Blue and Pacific National, Patrick's remaining operations include both bulk and container stevedoring as well as a number of other transport and logistics businesses. Based on average analyst estimates, Patrick's container terminals will contribute approximately 51% of Patrick's 2006 EBIT excluding Virgin Blue and Pacific National.[21]

You Will Not Incur Any Brokerage Costs

- In selling your Patrick Shares under the Offer, you will not incur any brokerage costs in relation to the sale of those shares (unless you are a Foreign Patrick Shareholder – see Sections 16.11 and 16.20 for further information).

[18] Enterprise value for Patrick excluding its Pacific National and Virgin Blue interests calculated on same basis as described in footnote 12. Patrick's 2005 EBIT is based on the average broker forecast for the Patrick Group for the year ending 30 September 2005, less an amount for Virgin Blue's contribution to the consolidated forecast for Patrick equal to the average broker EBIT forecast of Virgin Blue for the year ending 30 September 2005 less the actual reported EBIT for Virgin Blue for the six months ended 31 March 2005 of $107 million.

[19] Comparable companies' 2005 EBIT based on broker average forecasts for the year ending 31 December 2005. Multiples based on closing prices on 9 September 2005.

[20] The comparable ports companies exclude Hutchison Whampoa (given its broad range of activities) and COSCO (given its shipping interests).

[21] Based on two analysts who provide a breakdown of estimated earnings for Patrick's Ports division in research reports dated 20 June 2005 and 18 August 2005 (range 44% to 60%).



4. You will benefit from Toll's proven management expertise, which has delivered significantly superior performance to that of Patrick

Superior Total Shareholder Returns

- Toll has a current market capitalisation of approximately $4.5 billion. Toll's success since its original $1.6 million management buyout in 1986 has been built by an outstanding, motivated and customer-focused team, which has grown with the business.
- Toll Shares have provided total shareholder returns of 43% per annum, assuming reinvestment of dividends, over the five years to 26 July 2005. This places Toll within the top six companies in the S&P/ASX200. This compares to total shareholder returns (assuming reinvestment of dividends) of 14% per annum for Patrick over the same time period.



Total Shareholder Returns: Five Years to 26 July 2005



Index (Base=100)
700
600
500
400
300
200
100
0
Jul 00
Jan 01
Jul 01
Jan 02
Jul 02
Jan 03
Jul 03
Jan 04
Jul 04
Jan 05
43% CAGR
14% CAGR
10% CAGR
Toll
Patrick
S&P/ASX200 Accumulation Index



Superior Earnings Per Share Growth

- Toll has achieved significantly higher growth in diluted EPS[22] with a 30% CAGR compared to Patrick's CAGR of 9% since 2000.[23]

Earnings Per Share: 2001–2005



EPS (Cents)
70
60
50
40
30
20
10
0
12.5
19.4
16.5
26.4
23.4
34.6
30.7
50.1
21.1
61.3
2001
2002
2003
2004
2005
Patrick
Toll

[22] Diluted EPS before individually significant items and after goodwill amortisation. Patrick's 2005 EPS forecast is for the year ending 30 September 2005 and is based on the mid point of Patrick's earnings guidance issued on 18 August 2005. Assumed weighted average Patrick Shares on issue for the year of 678.1 million.

[23] 2000 EPS used for five year CAGR calculations: 16.6 cents per share for Toll and 13.4 cents per share for Patrick.



Superior Operating Cash Flow Per Share Growth

- Toll has produced significantly higher operating cash flow per share (OCFPS)[24] with a CAGR of 30% compared to Patrick's CAGR of 6% since 2000.[25]
- Toll believes that its cash flow profile is significantly better than Patrick's cash flow profile, given Patrick is not currently receiving any dividends on its approximately $1 billion investment in Virgin Blue and its investment in Pacific National. Furthermore, Patrick has announced a $425 million ports capital expenditure program through 2007.

Operating Cash Flow Per Share: 2001–2005


OCFPS (Cents)
100
80
60
40
20
0
18.9
38.4
25.3
36.6
22.2
47.5
30.3
62.1
36.8
92.2
2001
2002
2003
2004
2005
Patrick
Toll

Strong Trading Conditions and Record Financial Performance Expected to Continue

- Toll has continued to experience strong trading conditions across its businesses since 1 July 2005 and is forecasting this trend to continue for the year ending 30 June 2006.
- Toll is forecasting EPS growth of approximately 20% in the year ending 30 June 2006, excluding any impact from the acquisition of Patrick. Refer to Section 11.1 for details of Toll's forecast and underlying assumptions.

[24] OCFPS represents net operating cash flows (from consolidated statement of cash flows) less dividends paid on preference shares divided by the weighted average number of ordinary shares on issue for the year. For Patrick, 2005 operating cash flow is based on an average of broker forecasts for the year to 30 September 2005 less Virgin Blue minority shareholders' share of Average Broker forecast operating cash flow for Virgin Blue for the six months to 30 September 2005.

[25] 2000 OCFPS used for five year CAGR calculations: 24.9 cents per share for Toll and 27.5 cents per share for Patrick.



5. You will benefit from Toll's disciplined approach towards capital management and attractive returns on capital employed

- Toll has a disciplined approach to the use of capital, allocating capital to carefully selected strategic assets.
- This approach has delivered attractive returns and added significant value to the Toll Group, its customers and Toll Shareholders.

More Disciplined Approach Towards Capital Management

- Toll has achieved its superior financial performance to Patrick over the last five years, whilst at the same time spending approximately $750 million less than Patrick on acquisitions.[26]

Cumulative Cost of Acquisitions: 2001–2005[26]



Cumulative Cost of Acquisitions ($b)
1.5
1.2
0.9
0.6
0.3
0.0
0.03
0.10
0.8
0.5
1.1
0.6
1.3
0.7
1.5
0.8
2001
2002
2003
2004
2005
Patrick
Toll

[26] Represents expenditure on entities/businesses acquired (net of cash acquired) and investments from statements of cash flows. Five years ended 30 June 2005 for Toll, excluding acquisition of Patrick Shares. Four and a half years ended 31 March 2005 for Patrick plus Virgin Blue Shares acquired after 31 March 2005.



More Attractive Return on Capital Employed than Patrick

- Toll has achieved a 21% average return on capital employed[27] (including its share of Pacific National) over the past five years compared to Patrick's 13% (including its share of both Pacific National and Virgin Blue). During this period both companies significantly increased their level of capital employed.

Return on Capital Employed: 2001 – 2005


Toll Average
21%
Patrick Average
13%
Return on Capital Employed (%)
30
25
20
15
10
5
0
15
27
12
21
12
19
13
20
11
19
2001
2002
2003
2004
2005
Patrick
Toll

[27] *Return on capital employed represents EBIT plus share of associates' NPAT divided by the average of opening and closing net assets plus net* debt for the period. Years ended 30 June 2001 to 2005 for Toll. Years ended 30 September 2001 to 2004 and six months ended 31 March 2005 for Patrick.



6. You will have a better structured exposure to the volatile airline industry

- Toll proposes to restructure Patrick's current 62.4% shareholding in Virgin Blue to reduce the Merged Group's *exposure to the air passenger industry.*
- Toll firmly believes that the proposed restructuring[28] will benefit Patrick Shareholders as:
 - Toll intends to reduce Patrick's investment in Virgin Blue from the current 37% of Patrick's capital employed to approximately 7% based on a retained stake of 27.7% and prospectively to less than 5% of the Merged Group's capital employed based on a retained stake of 7.7%;
 - the Merged Group will retain a small strategic shareholding, prospectively as low as 7.7%, consistent with its intentions with respect to Virgin Blue; and
 - the proposed restructure will allow capital to be redeployed from Virgin Blue and into other transport and logistics businesses.

Proportion of Group Capital Employed[29]


Patrick Pro Forma at 31 March 2005
Virgin Blue
37%
Other Transport and Logistics
63%
Pro Forma Merged Group
Virgin Blue
<7%
Other Transport and Logistics
>93%

[28] You should read Section 9.4 which sets out details of the Underwriting Agreement and Section 13.3.15 which set out the risks associated with the Underwriting Agreement.

[29] Capital employed calculated as net assets plus net debt.



- *Toll believes the Virgin Blue ownership restructure will also significantly benefit Virgin Blue as:*
 - Virgin Group, which founded Virgin Blue and also part owns the Virgin Atlantic airline, has committed to support the restructuring by underwriting the sale of 15% of the Virgin Blue Shares by Patrick and has expressed a desire to take a more active role in Virgin Blue's strategic direction;
 - Virgin Blue's free float (i.e. freely tradeable shares that are held by the public at large) will increase from 12% to at least 31% and potentially greater than 50%. Toll expects this will result in Virgin Blue attracting some index based investment to the Virgin Blue share register; and
 - Toll intends to enter into negotiations with Virgin Blue on an arms length basis to transfer Toll's requirement for airfreight linehaul services to Virgin Blue which Toll believes will be beneficial for Virgin Blue.
- Further details are contained in Section 9.4 which sets out Toll's intentions in relation to Patrick's shareholding in Virgin Blue and Sections 13.3.14 and 13.3.15 which set out risk factors associated with the underwriting and the airline industry that may affect the Merged Group.
- The way in which Toll intends to reduce Patrick's shareholding in Virgin Blue is highlighted in the chart below.

Summary of Patrick's Shareholding in Virgin Blue


Patrick's Shareholding in Virgin Blue (%)
70
60
50
40
30
20
10
0
62.4%
19.7%
15.0%
Agreed Minimum Shareholding in Virgin Blue of 10%[30]
27.7%
5.0%
15.0%
7.7%
Existing Patrick's Shareholding
Special Dividend
Public Offer (Underwritten by Virgin Group)
Post Offer Shareholding in Virgin Blue
Possible Overallotment (if Called)[31]
Call Options by Virgin Group (if Exercised)
Minimum Potential Shareholding in Virgin Blue

[30] The Merged Group is restricted for 30 months from reducing its Virgin Blue shareholding to below 10%, except where it sells to Virgin Group or where Virgin Group reduces its holding.

[31] As long as the bookbuild price of the Public Offer remains above $1.50, Patrick will increase the Public Offer by up to 5% of Virgin Blue.



7. You will benefit from the enhanced size and broader diversification of the Merged Group

- The Merged Group will be significantly larger than either Toll or Patrick today. The increased size of the Merged Group should provide substantial benefits for shareholders.
- The Merged Group will be:
 - among the 30 largest companies listed on ASX, with a market capitalisation, based on the current Toll Share price, of approximately $8.6 billion;[32] and
 - a significant integrated freight/logistics company globally by market capitalisation.

Market Capitalisation of Selected Integrated Global Logistics Companies ($b)[33]



2.9
3.4
3.2
3.6
3.7
3.9
4.5
5.9
6.3
6.8
7.1
7.4
8.3
8.6
15.8
31.1
35.7
97.9
Ryder
Yellow Roadway
CNF
NOL
JBHunt
Patrick
Toll
P&O
Nippon Express
C.H. Robinson
Kuehne & Nagel
Expeditors Intl
Exel
Merged Group
TNT
Fedex
Deutsche Post
UPS

[32] Based on the five day VWAP for Toll to 9 September 2005 of $13.58 and assuming all CRANES are converted to ordinary shares, all Patrick Senior Executive Options are exercised and Toll acquires 100% of Patrick.

[33] *Selection of large integrated logistics companies. Excludes North American rail companies. Based on closing share prices on* 9 September 2005. Patrick and Toll standalone market capitalisation based on closing share prices on 26 July 2005.

 



- Patrick is currently facing a period of significant additional capital reinvestment requirements in its business. This is at a time when Patrick is not currently receiving any dividends on its approximately $1 billion investment in Virgin Blue or its investment in Pacific National. In Toll's view, this is likely to place significant strain on Patrick's prospective returns to shareholders as a standalone company.
- As illustrated in the table below, the Merged Group will have a conservative capital structure with low gearing and strong earnings, leaving it in a position to fund currently planned and future capital expenditure and regional growth opportunities.

	Pro forma Merged Group[34]
2006F EBITDA	$1.1 billion
2006F NPAT[35]	$496 million
2006F NPAT (Excluding Toll RPS Dividend Costs)[36]	$512 million
Net Debt	$1.9 billion
Net Debt / Book Equity	37%
Net Debt / (Net Debt + Book Equity)	27%
Net Debt to 2006F EBITDA	1.7x
Interest Cover Ratio (2006F EBIT/Net Interest)	6.4x

[34] *Assumes Toll's proposed acquisition of Patrick occurred on 1 July 2005. Refer to Section 11.4 for further information.*
[35] NPAT is before non recurring items.
[36] *Toll RPS dividend is classified as an interest expense under AIFRS.*



8. In the absence of Toll's Offer, the Patrick Share price is likely to fall

- As at 9 September 2005, Patrick's closing share price had risen significantly above the one month VWAP to 26 July 2005 of Patrick Shares.
- Toll believes 26 July 2005 is the most appropriate share price benchmark since takeover speculation influenced the Patrick Share price after this date.
- If Toll's Offer or a competing offer or proposal does not proceed, you will continue to own your Patrick Shares which will remain listed on ASX.
- Should Toll's Offer for Patrick or a competing offer or proposal not proceed, it is likely that the Patrick Share price will fall.

Patrick Share Price Performance







The Toll Directors strongly encourage you to ACCEPT Toll's Offer in order for you to maximise the value of your Patrick Shares

4 Summary of the Offer

The Offer

Toll is offering to buy all of your Patrick Shares, by way of an off-market takeover offer. For each Patrick Share:

- Toll will issue 0.4 Toll Shares (Toll Share Consideration); **PLUS**
- Toll will pay $0.75 cash (Cash Consideration); **PLUS**
- Toll will cause Patrick to pay an *in specie* fully franked Special Dividend of 0.3 Virgin Blue Shares.

The combined value of the Offer equates to $6.66 per Patrick Share based on the five day VWAP to 9 September 2005 of Toll Shares ($13.58) and Virgin Blue Shares ($1.59).

Closing Date

The Offer is scheduled to close at 7:00pm (Melbourne time) on **10 November 2005**, unless extended.

The Special Dividend

The Special Dividend is an *in specie* fully franked dividend that Toll will cause Patrick to pay as soon as practicable after Toll obtains control of the Patrick Board and the conditions of the Offer are satisfied or waived. You will be entitled to receive the Special Dividend of 0.3 Virgin Blue Shares for each Patrick Share you hold at the Special Dividend Record Date, whether you have accepted Toll's Offer or not.

The Virgin Blue Shares to be distributed to Patrick Shareholders by way of the Special Dividend are held by Patrick, not Toll. *The Special Dividend will require a resolution of the Patrick Board and satisfaction of certain legal requirements (see* Section 15.1 for further details). Based on the publicly available information on Patrick, Toll is not aware of any reason why the Special Dividend will not be paid if the Offer is Successful.

In the unlikely event that Toll becomes aware that the Special Dividend cannot lawfully be paid for any reason, Toll will announce this to ASX and will issue a supplementary bidder's statement. Toll will then increase the Toll Share Consideration and/or the Cash Consideration (at its election) such that Patrick Shareholders who accept or have accepted the Offer will be in a no less favourable position (on a before tax basis) than if the Special Dividend had been paid in full. For this purpose Toll will use the one month VWAP of Virgin Blue Shares and (if the Toll Share Consideration is to be increased) the five day VWAP of Toll Shares ending on the Business Day before Toll's announcement to ASX as referred to above.

Any increased Toll Share Consideration and/or Cash Consideration will be allotted and/or paid (as the case may be) at the same time as the other Offer Consideration is paid (see Section 16.8). The Special Dividend will be paid (to the maximum extent permitted by law) to all Patrick Shareholders as at the Special Dividend Record Date whether or not they have accepted the Offer. However, only Patrick Shareholders who accept the Offer will be entitled to any Toll Share Consideration and/or Cash Consideration and any Patrick Shares purchased after the Special Dividend Ex-Date will not confer on the purchaser an entitlement to receive the Special Dividend.

Payment Date

Toll will allot the Toll Share Consideration and will pay the Cash Consideration to you on or before the earlier of:

- one month after the date of your acceptance, or if the Offer is subject to a condition when you accept, one month after the Offer becomes unconditional; and
- 21 days after the end of the Offer Period.

Toll will cause Patrick to pay the Special Dividend as soon as practicable after Toll obtains control of the Patrick Board and the conditions of the Offer are satisfied or waived, and on or before the allotment of the Toll Share Consideration and the payment of the Cash Consideration.

See Section 15.1 for further information on the payment mechanism for the Special Dividend and Section 16.8 for further information on the dates for payment of the Offer Consideration.

No Brokerage

You will not pay any brokerage or stamp duty in respect of your Patrick Shares if you accept the Offer (unless you are a Foreign Patrick Shareholder, in which case the proceeds you will receive will be net of sale costs including brokerage). Foreign Patrick Shareholders should refer to Section 16.11.

Conditions

Conditions of the Offer are set out in full in Section 16.12. In summary, the key conditions of the Offer include:

- 90% minimum acceptance (on a fully diluted basis);
- regulatory approvals, including ACCC clearance;
- no regulatory action;
- no material adverse change in Patrick;
- no change of control event under a material contract;
- no material transactions by Patrick, including acquisitions or disposals;
- no Prescribed Occurrences;
- no party other than Toll or a subsidiary of Toll acquires a relevant interest in more than 20% of Patrick; and
- S&P/ASX200 Index does not fall below 3,750 at any time on any Business Day.

Further Information

If you have any queries in relation to the Offer or its acceptance, please contact the Toll Offer Information Line on **1300 769 346** (callers from Australia) or **+61 3 9415 4005** (callers outside Australia).

Please note that in order to comply with legal requirements, any calls to these numbers will be recorded. Enquiries in relation to the Offer will not be taken on any other telephone numbers of Toll or its advisers.

5 Key Questions

This Section answers some key questions that you may have about the Offer and should only be read in conjunction with the entire Bidder's Statement. You are encouraged to read the entire Bidder's Statement (including Section 13 which sets out risk factors associated with the Offer) before deciding how to deal with your Patrick Shares.

Offer Structure

1. What is the Offer?

Toll is offering to buy all of your Patrick Shares, by way of an off-market takeover offer.

The Offer Consideration is, for each Patrick Share:

- *0.4 Toll Shares;* **PLUS**
- $0.75 cash; **PLUS**
- Toll will cause Patrick to pay an *in specie* fully franked Special Dividend of 0.3 Virgin Blue Shares.

2. What is the value of the Offer?

Based on the five day VWAP to 9 September 2005 of Toll Shares and Virgin Blue Shares, the Offer Consideration is valued at $6.66 per Patrick Share. The value of Toll's Offer will change from time to time in accordance with changes in the market price of Toll Shares and Virgin Blue Shares. You can calculate the value of Toll's Offer per Patrick Share at any time by adding the following amounts:

- the Toll Share price on ASX at the relevant time multiplied by 0.4; **PLUS**
- $0.75 cash; **PLUS**
- the Virgin Blue Share price on ASX at the relevant time multiplied by 0.3.

You should also see the table on page 5 which sets out the value of the Offer at a range of different Toll Share prices.

3. What are the tax consequences if I accept the Offer?

A general outline of the tax implications of accepting the Offer is set out in Section 14. If Toll acquires more than 80% of Patrick Shares, Patrick Shareholders who are Australian tax resident taxpayers and who hold their Patrick Shares on capital account may be entitled to scrip-for-scrip rollover relief for the Toll Shares issued as part of the Offer Consideration.

The amount of the Special Dividend received plus the attaching franking credits, subject to the minimum holding period rules, will be included in the assessable income of Patrick Shareholders. A tax offset equal to the franking credit will be available.

The portion of the capital gain attributed to the cash and Special Dividend under the Offer will be subject to the capital gains tax rules.

However, the tax law ensures that where an amount is treated as both assessable income and capital proceeds under the capital gains tax rules, the capital gain is reduced by the amount included in assessable income, that is, the Special Dividend. As the information set out in Section 14 is a general guide only, Patrick Shareholders are encouraged to seek their own specific professional advice as to the taxation implications applicable to their circumstances.

4. What is the Special Dividend?

The Special Dividend is an *in specie* dividend of 0.3 Virgin Blue Shares for each Patrick Share that Toll will cause Patrick to pay as soon as practicable after Toll obtains control of the Patrick Board and the conditions of the Offer are satisfied or waived. *In specie* means where assets, in this case Virgin Blue Shares, are distributed in their existing form rather than being sold and distributed as cash. So if you are entitled to receive the Special Dividend, you will receive it as Virgin Blue Shares rather than receiving cash for it. See Section 15.1 for further details.

5. Will I receive the Special Dividend?

If you hold a Patrick Share on the Special Dividend Record Date then you will be entitled to receive the Special Dividend of 0.3 Virgin Blue Shares for each Patrick Share you hold at the Special Dividend Record Date whether you have accepted Toll's Offer or not. Accordingly, any Patrick Shares purchased after the Special Dividend Ex-Date will not confer on the purchaser an entitlement to receive the Special Dividend.

Toll will not register any transfer of Patrick Shares until after the Special Dividend Record Date to ensure you are entitled to receive the Special Dividend.

If you are a Foreign Patrick Shareholder then you will not be entitled to receive the Special Dividend. Foreign Patrick Shareholders who hold a Patrick Share on the Special Dividend Record Date will receive the net cash sale proceeds of the Virgin Blue Shares which they would otherwise have received. See Section 16.11 for further information.

6. When will I receive the Special Dividend?

Toll expects the Special Dividend to be paid as soon as practicable after Toll obtains control of the Patrick Board and the conditions of the Offer are satisfied or waived, and on or before the allotment of the Toll Share Consideration and the payment of the Cash Consideration.

7. Will the Special Dividend definitely be paid?

The Virgin Blue Shares to be distributed to Patrick Shareholders by way of the Special Dividend are held by Patrick, not Toll. The Special Dividend will require a resolution of the Patrick Board and satisfaction of certain legal requirements (see Section 15.1 for further details). Based on the publicly available information on Patrick, Toll is not aware of any reason why the Special Dividend will not be paid if the Offer is Successful.

In the unlikely event that Toll becomes aware that the Special Dividend cannot lawfully be paid for any reason, Toll will announce this to ASX and will issue a supplementary bidder's statement. Toll will then increase the Toll Share Consideration and/or the Cash Consideration (at Toll's election) such that Patrick Shareholders who accept or have accepted the Offer will be in no less favourable position (on a before tax basis) as if the Special Dividend had been paid in full. For this purpose Toll will use the one month VWAP of Virgin Blue Shares and (if the Toll Share Consideration is to be increased) the five day VWAP of Toll Shares ending on the Business Day before Toll's announcement to ASX as referred to above.

The increased Toll Share Consideration and/or Cash Consideration will be allotted and/or paid (as the case may be) on or before the same time as the other Offer Consideration is paid (see Section 16.8). The Special Dividend will be paid (to the maximum extent permitted by law) to all Patrick Shareholders as at the Special Dividend Record Date whether or not they have accepted the Offer. However, only Patrick Shareholders who accept the Offer will be entitled to any Toll Share Consideration and/or Cash Consideration and any Patrick Shares purchased after the Special Dividend Ex-Date will not confer on the purchaser an entitlement to receive the Special Dividend.

Offer Terms and Conditions

8. How do I accept the Offer?

To accept the Offer you should follow the instructions set out in Section 6. To be effective, your acceptance must be received by Toll before 7:00pm on the closing date.

9. What choices do I have as a Patrick Shareholder?

As a Patrick Shareholder, you have the following choices in respect of your Patrick Shares:

- accept Toll's Offer;
- sell your Patrick Shares on ASX (unless you have previously accepted Toll's Offer for your Patrick Shares); or
- do nothing.

10. Can I accept the Offer for part of my holding?

No. You cannot accept for part of your holding. You may only accept the Offer for ALL of your Patrick Shares.

11. Can I withdraw my acceptance?

Under the terms of the Offer, you cannot withdraw your acceptance unless a withdrawal right arises under the Corporations Act. Such a withdrawal right will arise if, after you have accepted the Offer, Toll varies the Offer in a way that postpones, for more than one month, the time when Toll has to meet its obligations under the Offer.

See Section 16.19 for further details on the ability of Shareholders to withdraw acceptances.

12. What happens if I do not accept the Offer?

If you do not accept the Offer and Toll acquires more than 90% of Patrick (on a fully diluted basis) and the other conditions of Toll's Offer are satisfied or waived, Toll intends to proceed to compulsorily acquire your Patrick Shares. If this occurs, you will be allotted the Toll Share Consideration and paid Cash Consideration at the conclusion of this process. You will receive the Toll Share Consideration and the Cash Consideration sooner if you accept the Offer.

If Toll obtains control of the Patrick Board, the conditions of the Offer are satisfied or waived and you hold a Patrick Share on the Special Dividend Record Date, then you will be entitled to receive the Special Dividend irrespective of whether you accept the Offer or not.

13. When does the Offer close?

The Offer is currently scheduled to close at 7:00pm (Melbourne time) on 10 November 2005, unless extended.

14. Can Toll extend the Offer period?

Yes, the Offer can be extended at Toll's election or otherwise in accordance with the Corporations Act. You will receive written notification of any extension.

15. Will I receive any Patrick dividend other than the Special Dividend?

If you hold Patrick Shares on the record date for any Patrick dividend or other distribution, then you will receive that dividend or distribution from Patrick (unless you have ceased to hold Patrick Shares prior to that record date). However, the value of Toll's Offer will be reduced by the amount of any Patrick dividend or distribution announced after the Announcement Date. See Section 16.8(c) for further information.

16. Can I sell the shares I receive from accepting the Offer on the market?

Yes. You will be able to sell the Toll Shares and Virgin Blue Shares you receive on ASX.

17. What if I am a Foreign Patrick Shareholder?

If you are a Foreign Patrick Shareholder then you will not be entitled to receive Toll Shares on acceptance of the Offer. Foreign Patrick Shareholders who accept the Offer will receive the Cash Consideration and the net cash sale proceeds of the Toll Shares which they would otherwise have received.

Further, if you are a Foreign Patrick Shareholder then you will not be entitled to receive the Special Dividend. Foreign Patrick Shareholders who hold a Patrick Share on the Special Dividend Record Date will receive the net cash sale proceeds of the Virgin Blue Shares which they would otherwise have received.

Toll retains a discretion to declare that certain foreign Patrick Shareholders are not Foreign Patrick Shareholders for the purpose of the Offer. See Section 16.11 for further information.

18. If I accept the Offer, when will I receive payment?

If you accept the Offer, you will be allotted the Toll Share Consideration and will receive the Cash Consideration no later than the earlier of:

- one month after the Offer is validly accepted by you, or if the Offer is still subject to a condition when accepted, one month after the Offer becomes unconditional; and
- 21 days after the end of the Offer Period.

Toll will cause Patrick to pay the Special Dividend of Virgin Blue Shares as soon as practicable after Toll obtains control of the Patrick Board and the conditions of the Offer are satisfied or waived, and on or before the allotment of the Toll Share Consideration and the payment of the Cash Consideration.

You should also read Section 15.1 which sets out further information on the payment mechanism for the Special Dividend and Section 16.8 which contains further information about the dates for payment of the Offer Consideration.

19. Will I need to pay brokerage or stamp duty if I accept the Offer?

You will not pay brokerage or stamp duty if you accept the Offer (unless you are a Foreign Patrick Shareholder, in which case the proceeds you will receive will be net of sale costs including brokerage).

20. What are the conditions to the Offer?

The Offer is subject to a number of conditions. In summary, these conditions include:

- **Minimum acceptance**

 At the end of the Offer Period, Toll and its associates together have relevant interests in more than 90% of Patrick on a fully diluted basis; that is the sum of the number of Patrick Shares on issue and the number of Patrick Shares required to be issued on exercise of all Patrick Senior Executive Options, conversion of CRANES and any other convertible securities of Patrick in existence at that time.
- **ACCC clearance**

 Before the end of the Offer Period, Toll receives written notice from the ACCC that the ACCC does not propose to intervene in the acquisition of Patrick under the Offer, or Toll is granted clearance or authorisation to acquire Patrick under the Offer by the ACCC or the Australian Competition Tribunal.
- **No material adverse change in Patrick**

 No material adverse change occurring in relation to Patrick between the Announcement Date and the end of the Offer Period.
- **S&P/ASX200 Index**

 The S&P/ASX200 index does not fall below 3,750 at any time on any Business Day between the Announcement Date to the end of the Offer Period.

You should read Section 16.12 which sets out these and other conditions in full and Section 15.3 which sets out additional information about the ACCC condition.

21. What happens if the conditions of the Offer are not satisfied or waived?

If the conditions to the Offer are not satisfied or waived by the closing date, the Offer will lapse.

General

22. What is the Bidder's Statement?

This Bidder's Statement was prepared by Toll for distribution to Patrick Shareholders. It sets out the terms of Toll's Offer and information relating to Toll's Offer and the Offer Consideration you will receive. The Bidder's Statement is an important document. If you are in any doubt as to how to deal with this document, you should consult your broker or your legal, financial or other professional adviser as soon as possible.

23. Is there a number that I can call if I have further queries in relation to the Offer?

If you have any further queries in relation to the Offer, you can call the Toll Shareholder Information Line on **1300 769 346** (for calls made from inside Australia) or **+61 3 9415 4005** (for calls made from outside Australia), Monday to Friday between 8:30am and 5:30pm (Melbourne time). For legal reasons, all calls will be recorded.

Any further material information relating to Toll's Offer will be lodged with ASX and included on Toll's website at www.toll.com.au.

24. Who is Toll?

Toll is one of Australia's leading transport and logistics companies and a top 50 listed company on ASX with a market capitalisation of approximately $4.5 billion. The Chairman is John Moule AM and Paul Little is the Managing Director. Toll is amongst the top performing ASX100 stocks, achieving 373% share price appreciation in the five years to 9 September 2005. The senior management team of Toll have, on average, each been employed by the company in excess of 10 years, and have significant industry knowledge and expertise.

See Section 7 for further information.

25. Why is Toll proposing the Virgin Blue Ownership Restructuring?

Toll's business is focused on land, sea and air freight transportation. Toll does not believe it has any particular expertise to provide to Virgin Blue's passenger airline business and therefore proposes to reduce the size of the Merged Group's investment in Virgin Blue. Toll does, however, believe that the Merged Group and Virgin Blue could develop a mutually

beneficial relationship under which Virgin Blue would provide air freight linehaul services. Toll proposes to negotiate such an arrangement, on an arm's length basis, following the Offer and continue to hold a small strategic shareholding in Virgin Blue, prospectively as low as 7.7%.

As a result of the Offer and proposed ownership restructure, the capital employed in Virgin Blue will be reduced from the current 37% of Patrick's capital employed to approximately 7% based on a retained stake of 27.7% and prospectively to less than 5% of the Merged Group's capital employed based on a retained stake of 7.7%.

You should also read Section 9.4 which sets out Toll's intentions with respect to the proposed Virgin Blue ownership restructuring and Sections 13.3.15 and 13.4.8 which set out risk factors associated with the Virgin Blue ownership restructuring.

26. Will Patrick and Toll be forced to sell Pacific National because of their dispute?

Patrick has made allegations in connection with a Memorandum of Understanding reached between Toll, Toll North Pty Ltd (a subsidiary of Toll) and Pacific National under which Toll agreed to effectively underwrite the establishment of the Pacific National Queensland business. A process of review and discussion in relation to the circumstances surrounding the transaction was put in place by Pacific National and its shareholders, prior to Toll's announcement of its Offer for Patrick. This process is still ongoing.

There are a number of detailed conditions set out in the shareholders' agreement between Toll and Patrick which would need to be satisfied before a process which involves the offering for sale of Pacific National's assets to its shareholders would be undertaken. In addition, before any such process, if warranted, could be undertaken, the shareholders' agreement provides for a number of steps to be taken, each step being designed to achieve a resolution of the dispute.

Toll has received Senior Counsel's advice that the issue raised by Patrick has no material significance. Accordingly, Toll believes that Patrick's allegations could not lead to Pacific National's assets being offered for sale to the shareholders, meaning that Pacific National will not be sold.

See Section 15.4 for further information.

27. If I accept the Offer, what dividends will I receive on Toll Shares in the future?

Accepting Patrick Shareholders will be entitled to receive any dividends paid to Toll Shareholders in the future for each Toll Share received as Offer Consideration and issued by the relevant record date. However Patrick Shareholders who accept the Offer will not be entitled to receive the Toll dividend payable on or about 30 September 2005. Toll's dividend payout ratio on ordinary shares has averaged approximately 40% of net profit after tax and preference dividends for the last five financial years. Toll has no current intention of altering its dividend policy.

28. What will happen to CRANES holders?

Toll has received Senior Counsel's advice that the CRANES Terms are ambiguous as to whether CRANES holders have the right to require Patrick to convert their CRANES into Patrick Shares on a Change of Control Event. Accordingly, Toll has not yet formed an intention as to whether it will cause Patrick to redeem or convert the CRANES. However, in preparing the pro forma financial information in Section 11.4 Toll has made a conservative assumption that all CRANES will be converted to Patrick Shares. Toll's Offer extends to Patrick Shares issued on conversion of the CRANES (if applicable).

Toll recommends that CRANES holders seek their own professional advice and/or contact Permanent Nominees (Aust.) Limited, which is the trustee of the CRANES trust deed, on **1800 622 812**.

You should also see Section 9.2(d) for further details.

29. What are the rights of Patrick Senior Executive Optionholders?

Toll has not yet formed an intention as to whether it will make an offer to Patrick Senior Executive Optionholders to acquire their Patrick Executive Options.

Toll understands that Patrick Senior Executive Optionholders will have a right to exercise their Patrick Senior Executive Options upon Toll obtaining a relevant interest in 30% or more of Patrick Shares. Toll's Offer extends to Patrick Shares issued on exercise of the Patrick Senior Executive Options.

You should also see Section 9.2(e) for further details.

6 What You Should Do Next

6.1 What You Should Do Next

Step 1: Read the entire Bidder's Statement carefully.

Step 2: Consider the information provided on Toll and Patrick, including all the risk factors set out in Section 13 of the Bidder's Statement.

Step 3: Read the Target's Statement to be provided by Patrick.

Step 4: If you are in any doubt as to what to do, you should consult your broker or your legal, financial or other professional adviser as soon as possible. If you have any queries about this document, the Offer or how to accept the Offer, please call Toll's Offer Information Line on **1300 769 346** (within Australia) or **+61 3 9415 4005** (outside Australia). In accordance with legal requirements, calls to these numbers will be recorded.

Step 5: If you wish to accept this Offer, follow the steps in Section 6.2.

6.2 How to Accept the Offer

You may only accept the Offer for all of your Patrick Shares. To accept the Offer:

- if your Patrick Shares are held on Patrick's issuer sponsored sub-register, either:
 - complete and sign the Acceptance Form enclosed with this Bidder's Statement and return it to the address indicated on the form; or
 - complete and sign the Acceptance Form enclosed with this Bidder's Statement and fax it to **+61 3 9473 2123** and send the original to the address indicated on the form before the Offer closes; or
- if your Patrick Shares are in a CHESS Holding, either:
 - complete and sign the Acceptance Form enclosed with this Bidder's Statement and return it to the address indicated on the form;
 - complete and sign the Acceptance Form enclosed with this Bidder's Statement and fax it to **+61 3 9473 2123** and send the original to the address indicated on the form;
 - call your broker and instruct your broker to accept the Offer on your behalf, before the Offer closes; or
 - if you are a Participant, initiate acceptance of the Offer in accordance with Rule 14.14 of the ASTC Settlement Rules before the Offer closes.

Instructions on how to accept are also set out on the enclosed Acceptance Form.

6.3 Delivery and Mailing Addresses

Please use the reply paid envelope enclosed with this Bidder's Statement. Alternatively, the mailing address is:

Computershare Investor Services Pty Limited
Toll Offer
GPO Box 1237
Melbourne, Victoria 8060
Australia

You may also deliver the Acceptance Form and any associated document to:

Computershare Investor Services Pty Limited
Toll Offer
Yarra Falls
452 Johnston Street
Abbotsford, Victoria 3067
Australia


7
Profile of Toll
TOLL

7.1 Overview of Toll

Toll is one of the Asian region's leading providers of integrated transport and logistics services, generating annual consolidated revenue in excess of $3.8 billion[37] and operating a network of over 400 sites throughout Australia and the region. Toll's transport and infrastructure assets include ports, warehousing, road fleets, ships, rail rolling stock and air freight capacity. These assets when combined with operational expertise and technology solutions, are aimed at driving supply chain efficiencies to deliver best practice in supply chain management for Toll's diverse customer base.

Toll's vision is to be the most successful provider of integrated total logistics solutions to the Asian region.

Toll is in the top six companies in the S&P/ASX200 in terms of total shareholder returns for the five years to 26 July 2005.

As at 9 September 2005, Toll's market capitalisation was approximately $4.5 billion, ranking it the 52nd largest company on ASX.

7.2 History of Toll

The Toll business was founded in 1888 by Albert Toll in Newcastle hauling coal with horse and cart. It became part of the Peko Wallsend Group in the 1960s when it transported goods associated with diversified mining and manufacturing activities.

In 1986 Toll was sold to a management buyout team led by current Managing Director Paul Little and former Chairman Peter Rowsthorn, and in 1993 Toll listed on ASX.

Since listing on ASX, Toll has progressively built and grown its unique logistics model in response to increasing customer demand for a complete end-to-end logistics solution, incorporating the critical components of operational expertise, scale, diversity of services, infrastructure and technology solutions.

Today, Toll is one of the Asian region's leading providers of integrated transport and logistics services. Toll's focused integrated transport and logistics strategy, when combined with its seamless use of technology, has provided, and will continue to provide, enhanced supply chain efficiencies. This integrated customer service offering is sought after in the market place, both in Australia and internationally.

7.3 Market Environment

Toll is operating in a very competitive regional and global growth industry – the freight and logistics industry.

The outsourced freight and logistics market has experienced substantial growth over the past decade both in Australia and internationally. In addition, significant industry consolidation and rationalisation has occurred, as industry participants strive to effectively compete with increased customer demands requiring innovative solutions.

The Australian freight and logistics market is estimated at over $60 billion per annum, of which less than half is outsourced today to a largely fragmented industry. In Australia, it is anticipated that the freight task will double in size over the next 15 years creating significant opportunities for integrated industry participants able to offer supply chain efficiencies, reliable customer service and a seamless solution.

Industry trends have continued to evolve with more sophisticated and complex solutions requiring an integrated approach particularly in relation to international supply chains. The desire to generate efficiencies across the supply chain, and an increasing regionalisation of logistics supply requirements, is leading outsourced industry participants to embrace the evolving environment.

Key trends in the freight logistics industry include:

- continuing focus by customers on achieving further integration and efficiencies associated with supply chain services;
- the increasing importance of cross-border capabilities, particularly throughout Asia;
- the increasing need for industry based logistics solutions;
- further rationalisation of multi-national transport and logistics service providers;
- growing importance of technology as a key enabler to efficiency gains; and
- the increasing importance of fuel costs, which has recently passed labour costs as the highest variable cost in linehaul road operations.

[37] For year ended 30 June 2005, excluding Pacific National.

As a leading transport and logistics participant within the Asian region, Toll is strategically positioned to provide customers with services that enhance their competitiveness in the markets in which they operate.

Toll is positioned with strong management, financial capacity, integration skills and a positive operational management drive to capitalise on domestic and international opportunities.

The provision of an integrated transport and logistics service offering that incorporates international linkages to important regional sourcing markets within Asia, specifically China, is key to Toll's strategy in satisfying current and future customers requirements.

7.4 Toll's Strategy

Toll's vision is to be the most successful provider of integrated total logistics solutions to the Asian region.

In pursuit of Toll's vision, corporate strategies focus on generating superior returns for Toll Shareholders measured in terms of growth in revenue, NPAT and EPS and returns on capital employed.

Toll's strategic initiatives to drive superior performance include:

- developing a full service capability covering the international supply chain service offering;
- continuing to strive for operational excellence to generate efficiencies and superior service delivery;
- continuing the growth momentum through organic growth initiatives and strategic acquisitions;
- developing an international supply chain offering with a specific focus across the Asian region; and
- developing innovative technology solutions for Toll's customers and chosen markets.

7.4.1 Creating a full service capability

The growth in Toll's business has been centred around creating an integrated logistics solution to enable its customers to achieve the supply chain efficiencies and other benefits that they are seeking.

Growth has reflected this and been achieved through a combination of strategic acquisitions and organic customer leverage.

Toll's specific acquisition strategy has been to develop access to strategic infrastructure and acquire capability and skills across the supply chain to service customers' needs and provide a platform for further growth.

Toll has a proven track record of successfully integrating businesses and, through capitalising on cross selling opportunities presented, leveraging acquisitions to generate further organic growth for the Toll Group.

For the fifth straight year, Toll's organic revenue growth rate exceeded 7% in the year ended 30 June 2005 as further evidence of the underlying customer focus of Toll within its key operational segments. This growth has been delivered through sound operational practices including capital reinvestment initiatives together with a strong customer service delivery approach.

Successful integration into the Toll Group has seen its acquisitions add significant value and contribute to Toll's strong financial performance in the years since investment.

Toll believes its most important acquisitions have been TNT Forwarding, Tranzrail NZ, National Rail/FreightCorp (50%), Finemores Transport, Mayne Express, Brambles Transport and IPEC. These acquisitions have enabled Toll to expand its service offerings in rail, parcel express (air and road), shipping, key industry segments and to establish a strong position in New Zealand.

These acquisitions occurred between 1996 and 2003 at an aggregate cost to Toll of approximately $1 billion, which is less than 25% of Toll's current market capitalisation.

7.4.2 Technology

As commerce extends in geographic reach, there is greater demand for connectivity and supply chain capabilities to cope with burgeoning trade volumes. Toll has invested heavily in web-based technologies that link databases across supply chain partners to provide visibility of inventory, capacity, status of equipment and orders across the extended supply chain.

Toll has a dedicated team of technology personnel and logistics professionals who plan, develop and run end-to-end supply chain management IT solutions that go beyond warehousing and distribution, to enhance customer satisfaction and improve the efficiency of supply chains.

7.4.3 Infrastructure

Toll has a deep commitment to managing and operating a comprehensive road, sea, ports and warehousing infrastructure in the region, that has taken years to build. Toll will continue to invest in infrastructure critical for multi-modal logistics, enabling customers to integrate all activities across the entire supply chain.

Toll's investment in new terminal facilities, ship configurations and new fleet is increasing its operational capacity, developing efficiencies and improving overall service.

7.4.4 Toll's strengths

(a) Choice

Toll offers all the major transport modes and Toll's involvement in warehousing and the privatised port management operations of Geelong and Hastings in Victoria, Newcastle Bulk and Eastern Basin in New South Wales and throughout New Zealand, together with its comprehensive network of road and rail links, means customers receive the modal solutions best tailored to their needs.

(b) Network / Infrastructure

Toll's comprehensive network of strategically located rail, road and port facilities maximises the opportunities for intermodal services for its customers. Toll's warehouse space currently exceeds two million square metres in Australia and New Zealand, providing long term contracts up to 10 years, in addition to generating many other value add supply chain opportunities for other Toll activities.

Pacific National is a major private sector train operator with growth potential, enabling customers to take advantage of rail's competitive cost base and reliability.

Toll's management of regional and bulk ports in Australia and New Zealand has positioned the Toll Group as the major operator of regional ports in the region.

(c) Approach / Integration

Toll's ability to draw on the resources of all the divisions of the Toll Group means it can structure integrated solutions that maximise efficiencies across most elements of the supply chain.

(d) Relationships

Toll's customers are its partners, and Toll values the long-term relationships it has developed with existing customers and continues to build lasting relationships with its customers.

(e) Efficiency / Innovation

New technologies are the foundation of innovation in the freight and logistics industry. Toll's investment in technology and partnerships with IT providers has opened the way to true integrated solutions.

(f) People

Toll's people are highly motivated, customer focused and proud of Toll's status as one of the region's leading logistics providers. From its stable and experienced senior management team to its operations people to its warehouse staff, Toll's people are a critical ingredient to its success.

(g) Safety

Toll remains committed to improving safety standards across all aspects of its operations. Over the past five years, Toll has significantly reduced its lost time frequency rate which reflects its focus on driver training, fatigue management and accident prevention.

7.5 Range of Services and Sector Coverages

Toll provides a wide range of services to over 40,000 customers, including freight forwarding and linehaul services by road, rail, sea and air as well as integrated logistics and distribution services including specialised warehousing, port operations and refrigerated freight services. Toll's Australian rail linehaul services are conducted through Pacific National, which Toll jointly owns with Patrick.

Pacific National provides rail services for containerised freight and bulk commodities.

The following chart depicts the revenue contributions across Toll's mainstream activities.

Range of Services and Sector Coverages


Revenue ($b)
2.0
1.5
1.0
0.5
0
Road
Rail Linehaul
Warehousing & Distribution
Airfreight
Rail Freight Forwarding
Shipping
Bulk Stevedoring
Australian Revenue
International Revenue

The addition of intermodal stevedoring to Toll's existing business from the merger with Patrick will enable Toll to provide its customers with a seamless and improved end-to-end service by land, sea and air. The resulting business will be well placed to compete effectively with other leading global logistics service providers in Australia and the Asian region.

Toll's transport and logistics services are provided across a number of diversified industry sectors, including automotive, food and beverage, retail, manufacturing, ports and resources and relocation.

7.6 Overview of Business Segments

The Toll Group comprises five key segments, namely Toll Logistics, Toll Networks, Toll North, Toll NZ and Pacific National. Toll's ability to provide integrated services to its key market sectors, stems from the combined service capabilities of the five key segments.



Toll Logistics
2005 Revenue:
$1,168m
26%
Toll Networks
2005 Revenue:
$1,366m
30%
Toll North
2005 Revenue:
$639m
15%
Toll NZ
2005 Revenue:
$626m
14%
Pacific National
(50%)
2005 Revenue:
$683m
15%

Note: revenue composition based on year ended 30 June 2005.

[1] Represents 50% share of Pacific National's revenue.

7.6.1 Toll Logistics

Toll Logistics provides focused logistics services to major customers in the automotive, food and beverage, retail, manufacturing, ports and resources and relocation sectors. Services provided include distribution, warehousing, packaging, inventory management and reporting.

Key businesses within Toll Logistics include:

- **In2store** – Provides retailers and suppliers to the retail and fashion industry access to logistics specialists dedicated to retail and fulfilment operating across the supply chain;
- **Toll Contract Logistics** – Provides specialist distribution solutions to the food, beverage, industrial and manufacturing customers. Key services include quick response replenishment, track and trace and cross-docking facilities to reduce inventories and shorten lead times for deliveries;
- **Toll Liquid Distribution** – Provides bulk road tanker services to both the dangerous goods and non-dangerous goods sectors;
- **Toll Automotive** – Provides car transport services and in-bound and out-bound automotive components distribution services to the automotive sector;
- **Toll Personnel** – Provides labour hire and recruitment services to the Toll Group;
- **Toll Ports** – Provides port operations management and stevedoring services throughout Australia. Focused on bulk materials handling;
- **Toll Shipping** – Operates the most comprehensive shipping services between Tasmania and mainland Australia;
- **Toll Transitions** – Offers comprehensive workplace relocations services to business and government, relocating employees within Australasia and around the world;
- **Toll Owens** – A 50/50 Joint Venture with the Port of Tauranga which offers an integrated marshalling and stevedoring service at 12 ports throughout New Zealand;
- **Toll Asia** – Provides road services to the oil, bulk liquids, industrial products, gas and automotive sectors in Thailand, Malaysia, Singapore and Vietnam; and
- **TenixToll Defence Logistics** – Provides integrated logistics support services to the Australian Defence Force, including warehousing, maintenance and distribution services.

7.6.2 Toll Networks

Toll Networks provides multimodal transport services, long haul forwarding and express services by road, rail, sea and air, including same day metropolitan ad hoc and scheduled courier and taxi-truck services.

Key businesses within Toll Networks include:

- **Toll Express** – Provides express and general transport-related services throughout Australia;
- **Toll Fast** – Provides same day metropolitan ad hoc and scheduled courier and taxi truck services;
- **Toll IPEC** – Provides urgent freight distribution including interstate, intrastate and local services, offering road and priority transit time schedules;
- **Toll Priority** – Provides national overnight and international express services (satchel and parcel), dedicated pick up and delivery runs for specific major accounts, value added services to the travel industry and outsourced mailrooms services;
- **Toll SPD** – Provides multimodal forwarding of full containers between all capital cities and larger regional locations; and
- **Toll Tasmania/Edwards Transport** – Bass Strait freight forwarders providing distribution services between mainland Australia and Tasmania.

7.6.3 Toll North

Toll North operates in two key areas:

- multi-modal domestic and international distribution networks with a focus on Queensland and the Northern Territory; and
- logistics and supply chain management focused on the resources industry.

The division operates across a wide range of industries, freight profiles and geographic and time sensitive industry segments.

Key businesses within Toll North include:

- **NQX Freight Systems** – Provides multimodal services to, from and within Queensland and the Northern Territory;
- **QRX** – Queensland's largest rail freight forwarder, servicing operations from Brisbane, north to Cairns and west to Mt Isa;
- **Toll International** – Full door-to-door import and export services around the globe by sea or air including customs clearance and international warehousing and logistics; and
- **Toll Resources** – Provides total logistics solutions to the oil and gas, mining and dangerous goods industries throughout Australia.

7.6.4 Toll NZ

Toll's major entry into New Zealand was with the acquisition of approximately 84% of Tranz Rail in October 2003. This business has been rebranded as Toll NZ and is listed on the New Zealand Stock Exchange (under the symbol NZX: TRH).

Toll NZ is New Zealand's leading multimodal freight transport and distribution company. The company offers an integrated national network of rail, road and sea freight transportation, distribution and logistics management services and interisland and urban passenger services.

Key operating units within Toll NZ include:

- **Toll Rail** – Provides rail linehaul service for the movement of bulk commodities or containerised freight;
- **Toll TranzLink** – Provides road linehaul and freight forwarding services; and
- **Interislander** – Provides a shipping link across Cook Strait. Interislander's fleet comprises two multipurpose conventional vessels, one conventional freight only vessel and one high speed passenger/vehicle vessel. In the Cook Strait market, Interislander is the major operator in passenger services, the only operator of rail services and one of the two major operators in commercial vehicle services.

7.6.5 Pacific National

Pacific National was established as a joint venture between Toll and Patrick to acquire the previously government owned intermodal and bulk rail freight businesses of National Rail Corporation Limited and FreightCorp in February 2002. Pacific National has since acquired Australian Transport Network (ATN) in Tasmania and Freight Australia in Victoria in 2004.

Pacific National provides rail linehaul services for a range of freight forwarders and specialised bulk rail services, primarily in the coal sector in NSW and the grain sector in NSW and Victoria. Other services provided by Pacific National include intermodal containers (domestic and export) and specialised services such as express trains and the haulage of long-distance prestige passenger trains.

With operations in all Australian states and the Northern Territory, Pacific National is now one of three large rail operators in Australia, and the largest rail intermodal linehaul operator. It has a number of competitors operating on selected routes. Pacific National has a lease over the Victorian freight and regional passenger network track expiring in 2044 (if all options for extension are exercised by Pacific National) and accesses all other mainline rail tracks it uses under access agreements with the relevant track owner.

Pacific National employs approximately 3,700 staff at over 100 sites across Australia. Its asset base includes approximately 1,000 locomotives and 10,200 wagons, which combine to provide an intermodal capacity of 600,000 TEU p.a. and a coal haulage capacity of 83,000 tonnes p.a.

Key operating units within Pacific National include:

- **Intermodal** – Provides daily interstate rail freight services to major mainland cities;
- **Coal** – Provides coal rail haulage services. Coal is hauled from the Hunter Valley and Southern and Western coalfields to the ports of Newcastle and Port Kembla, as well as to power stations and steelworks located in NSW;
- **Rural & Bulk** – Provides rail-based logistics services to customers in the energy, mining and construction industries. Commodities handled include non-ferrous ores, stone aggregate, limestone and cement products, bulk liquids, slag and other waste;
- **Tasmania** – Pacific National Network acquired ATN, whose operations include Tasrail and ATN Access, in February 2004. Tasrail trains operate throughout Tasmania moving various freight, including cement, paper and paper pulp, coal, zinc, mineral concentrates, containers, timber and timber products; and
- **Queensland** – Pacific National Queensland opened its Brisbane office in November 2003 and commenced running of trains on 19 March 2005. Over $130 million has been invested in Queensland over a two year period to support the expansion of Pacific National's rail freight operations into the narrow gauge network in Queensland.

You should also read sections 13.3.7 and 15.4.1.

7.7 Financial Highlights

Toll's execution of its growth strategy has resulted in a consistent and sustainable growth in earnings and cash flow performance over a number of years. This performance has generated continuous improvement in shareholder returns.

(a) Strong Earnings Momentum

Toll has consistently generated record earnings in recent years. Since 2000, Toll has achieved:

- an EBITDA CAGR of 48%;
- an EBIT CAGR of 45%; and
- a NPAT CAGR of 40%.

Earnings: 2001–2005


600
500
400
300
200
100
0
Key Results[1] ($m)
517
422
331
308
262
216
188
188
169
121
106
100
74
71
49
2001
2002
2003
2004
2005
EBITDA
EBIT
NPAT

[1] Includes 50% share of relevant earnings from Pacific National.

Note: 2000 EBITDA, EBIT and NPAT earnings used for five year CAGR calculation: $73 million, $51 million and $40 million respectively.

(b) Attractive Revenue Growth

Toll has increased its revenue from $1.6 billion in 2001 to $4.48 billion in 2005, recording double digit revenue growth each year since 2001.

Revenue: 2001–2005


5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
Revenue[1] ($b)
4.48
3.81
3.10
2.22
1.60
2001
2002
2003
2004
2005

[1] Includes 50% share of revenue from Pacific National.

(c) Improving Profitability

Toll has significantly expanded its EBIT margin, from 4.4% in 2001 to 7.4% in 2005.

EBIT Margin: 2001–2005



8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
EBIT Margin[1] (%)
4.4
5.4
6.0
6.9
7.4
2001
2002
2003
2004
2005

[1] Includes contribution from Pacific National.

(d) Shareholder Value Add

Toll has a proven track record of consistently delivering results to shareholders, achieving an EPS and DPS CAGR of 30% and 31% respectively since 2000.

EPS/DPS: 2001–2005



70
60
50
40
30
20
10
0
EPS/DPS (Cents)
19.4
8.3
26.4
10.0
34.6
14.5
50.1
20.5
61.3
26.5
2001
2002
2003
2004
2005
EPS
DPS

Note: 2000 EPS and DPS used for five year CAGR calculation: 16.6 and 7.0 cents respectively.

(e) Return on Capital Employed

Toll has achieved an average return on capital employed of 21% since 2001.

Return of Capital Employed: 2001–2005


Return on Capital Employed[1] (%)
30
25
20
15
10
5
0
27.4
20.6
19.3
20.4
18.6
2001
2002
2003
2004
2005

[1] Includes share of Pacific National's NPAT.

(f) Operating Cash Flow

Toll has generated strong growth in operating cash flows since 2000, achieving a CAGR of 39% and significant operating cash flow margin expansion since 2000.

Operating Cash Flow: 2001–2005


Operating Cash Flow ($m)
350
300
250
200
150
100
50
0
6.1%
5.1%
5.7%
6.4%
8.4%
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
Operating Cash Flow Margin (%)
2001
2002
2003
2004
2005
Operating Cash Flow (LHS)
Operating Cash Flow Margin (RHS)

Note: 2000 Operating Cash Flow used for five year CAGR calculation: $61.1 million.

(g) OCFPS

On a per share basis, Toll's OCFPS has grown in line with EPS, achieving a CAGR of 30% since 2000..

Operating Cash Flow Per share



OCFPS/EPS (Cents)
100
80
60
40
20
0
19.4
38.4
26.4
36.6
34.6
47.5
50.1
62.1
61.3
92.2
2001
2002
2003
2004
2005
EPS
OCFPS

Note: 2000 OCFPS used for five year CAGR calculation: 24.9 cents.

7.8 Outlook

Through a successful combination of organic and acquisition growth initiatives, Toll has developed a strong platform for future growth of its operations in Australia and throughout the Asian region.

In relation to the 2006 financial year, given the present economic climate and results to date, Toll expects to produce another year of record results. Toll's standalone financial forecasts for the year ending 30 June 2006 are set out in Section 11.1.

7.9 Directors and Management

7.9.1 Toll Directors

John Moule AM
Chairman, Independent Non Executive Director, FCA, FAICD

Extensive experience in accounting and financial and general management. Director MLC Ltd Group. Former Managing Partner Deloitte Touche Tohmatsu. Director since 1995. Appointed Chairman in 2002.

Paul Little
Managing Director, FAICD, FCIT

37 years in the transport industry. Managing Director for 19 years. Director since 1986.

Mark Rowsthorn
Executive Director Operations, BEc, Grad Dip. Bus.

Extensive experience and management in the transport industry. Director since 1988.

Neil Chatfield
Chief Financial Officer, FCPA

Extensive experience in financial management, capital markets, mergers and acquisitions and risk management. Director since 1998.

Alastair Lucas
Independent Non Executive Director, FCPA, FSIA

Extensive experience in financial services, capital markets, mergers and acquisitions. Managing Director, Co Chairman Investment Banking and Co Vice Chairman Goldman Sachs JBWere. Formerly Chairman Investment Banking Group Macquarie Bank Limited. Chairman of Burnet Institute. Director since 2003.

Ray Horsburgh
Independent Non Executive Director, B.Eng (Chem.)

Managing Director and Chief Executive Officer of Smorgon Steel. Formerly held a range of senior positions during 31 years with Australian Consolidated Industries Limited including Chief Executive, ACI Glass Group, Directorships of Nylex Malaysia, ACI Shanghai Glass and Guangdong Glass, and PT Kangar. Director since 2004.

7.9.2 Toll Management

Toll believes it has a highly skilled and experienced team of senior managers, most of whom have been in the transport and logistics industry for most of their careers. Toll's Share Option and Employee Share Plans, are an important tool to incentivise and reward key employees.

Bernard McInerney
Company Secretary, B.Bus Grad Dip Ac, AICSA, CPA, AICD

Joined industry in 1984. Joined Toll in 1994.

John Ludeke
Group Director Networks

Joined industry in 1975. Transferred to Toll with Interlink in October 1995.

Don Telford
Group Director Logistics

Joined industry in 1968. Transferred to Toll with TNT Logistics in December 1997.

Terry Mallon
Group Director Toll North

Joined industry in 1980. Transferred to Toll with Carpentaria Transport in December 1997.

Stephen Stanley
Director Strategy, Corporate Development, B.Bus

Joined industry in 1988. Joined Toll in April 1999.

Hugh Cushing
Director Group Business Development

Joined industry in 1975. Transferred to Toll with Carpentaria Transport in December 1997.

Graham Lyon
Director Commercial

Joined industry in 1971. Joined Toll in 1994.

7.10 ASX Announcements by Toll

A list of announcements made by Toll to ASX between the lodgement of its last annual report for the year ended 30 June 2004 (being 24 September 2004) and 9 September 2005 appears in Annexure C. This information may be relevant to your assessment of the Offer.

7.11 Further Information on Toll

Further information about Toll can be found on Toll's website: www.toll.com.au.

8 Profile of Patrick



8.1 Disclaimer

The following information about Patrick (including Patrick's 62.4% shareholding in Virgin Blue) has been prepared by Toll using publicly available information, including, but not limited to, annual reports, Patrick announcements, the CRANES Prospectus and other publicly available information and has not been independently verified. Accordingly Toll does not, subject to the Corporations Act, make any representation or warranty, express or implied, as to the accuracy or completeness of such information. (Refer to Section 13.4.7 for the risk factor arising from Toll's limited ability to conduct due diligence in relation to Patrick and Virgin Blue).

Further information relating to Patrick's business may be included in Patrick's target's statement to be issued in response to this Bidder's Statement.

8.2 Overview of Patrick

Patrick has grown, mainly by acquisition, and now owns a range of transport and logistics assets in Australia which it describes as its Ports, Rail and Air divisions.

The Ports division includes stevedoring and container terminals in Sydney, Melbourne, Brisbane and Fremantle and a number of transport and logistics businesses including its PortLink rail business and its warehousing and distribution activities. The Rail division includes Autocare car stevedoring and transport, Bass Strait shipping, Tasmanian freight forwarding, defence logistics services and Patrick's 50% interest in Pacific National. The Air division includes Patrick's 62.4% interest in Virgin Blue, its Air Services business and a 50% interest in Jetcare.

On 18 August 2005, Patrick announced that it expected results for the year to 30 September 2005 to be 10% to 15% lower than the previous year's NPAT of $188 million (both before significant items), resulting from higher fuel costs at Virgin Blue. Patrick also announced at this time that whilst it expects the profitability of its other businesses to be higher than for last year, it will not be enough to offset the expected decrease in contribution from Virgin Blue.

As at 26 July 2005, the day before media and market speculation arose about a possible takeover bid for Patrick by Toll, Patrick had a market capitalisation of $3.9 billion, ranking it the 55th largest company on ASX.

8.3 History of Patrick

Patrick (previously known as Lang Corporation) was incorporated in New South Wales in 1990 and was listed on ASX in 1992.

Lang Corporation was formed following the reconstruction of AFP Group Plc, an investment fund formed by current Patrick Chairman Peter Scanlon, into Chiltern Capital Plc (for European investments) and Lang Corporation (for Australian investments) in 1992. As part of the reconstruction, Lang Corporation inherited a 40% fully diluted holding in Jamison Equity, an investment fund set up by current Patrick Managing Director Chris Corrigan designed to acquire troubled or ill-managed companies.

In 1996, Lang Corporation acquired the remaining shares in Jamison Equity that it did not already own. At the time of the acquisition, Jamison Equity owned a 68% interest in Patrick Stevedores and a 100% interest in TDG Australia.

The company subsequently acquired the remaining 32% of Patrick Stevedores and sold, then subsequently reacquired part of TDG Logistics. The company expanded outside ports into rail, road and sea transport through a number of acquisitions including Holyman, MPG Port Services, United Transport, Philips Transport, Seatons Distribution, Ansett International Cargo Handling, Liberty Cargo, National Rail/FreightCorp (50%) and a number of smaller businesses. In 2002, the company changed its name from Lang Corporation to Patrick Corporation.

Over the last five years, Patrick has purchased or made significant investments in over 15 businesses at a cost (net of cash acquired) of approximately $1.5 billion.[38]

In 2002, Patrick acquired a 50% interest in Virgin Blue from Virgin Group for a purchase price payable in several instalments of approximately $500 million. Patrick invested a further $137 million in Virgin Blue at the time of its IPO in November 2003 and, in January 2005, announced a takeover bid which resulted in it acquiring a further 17% of Virgin Blue for $346 million. Patrick now owns 62.4% of Virgin Blue.

[38] Excluding Patrick's attempted acquisition of FCL.

8.4 Segment Contribution

Over the four years to 30 September 2004, Patrick has diversified its earnings mix away from its Ports division. The percentage of Patrick's EBIT (including share of associates' NPAT) derived from its Ports division decreased from 72% in 2001 to 44% in 2004. The percentage of Patrick's net assets (including investments in associates, and excluding unallocated assets and liabilities) dedicated to the Ports division has decreased from 55% to 31% over the same period.

Patrick's Ports division includes container terminals and a number of other transport and logistics activities. Based on analysts' estimates, Patrick's terminals assets contribute approximately two-thirds of the Ports division's EBIT.[39]

Patrick's Segment Contributions: 2001–2004


EBIT (Including Share of Associates' NPAT)
Net Assets
100%
80%
60%
40%
20%
0%
2001
2002
2003
2004
Ports
Rail
Air

8.5 Overview of Business Segments

Patrick divides its business into three segments, namely Patrick Ports, Patrick Rail and Patrick Air.


PATRICK
Patrick Ports
2004 Revenue[1]
$860m
32%
Patrick Rail
2004 Revenue[1]
$1,025m
39%
Patrick Air
2004 Revenue[1]
$755m
29%

[1] Includes proportionate revenue from equity accounted investments; For the year ended 30 September 2004.

[39] Based on two analysts who provide a breakdown of estimated 2006 EBIT for Patrick's Ports division in research reports dated 30 June 2005 to 18 August 2005 (range 63% to 80%).

8.5.1 Patrick Ports

Patrick's Ports division provides a range of logistics services for containerised goods along the transport chain, to and from the port.

The division is Australia's largest operator of container terminals, with operations in all major Australian ports, including Melbourne, Sydney, Brisbane and Fremantle. The division operates a national network of interstate transport, warehousing, distribution and wharf cartage services.

Patrick's Ports division serves as the link between Patrick's road, rail and stevedoring services, managing the movement of import and export consignments between the wharf, container parks and inland terminals.

Key businesses within the Ports division include:

- **Terminals** – Operates container terminals in Sydney, Melbourne, Brisbane and Fremantle;
- **Port Services** – Offers a range of land-based services to shipping lines, freight forwarding agents, customs brokers, importers and exporters;
- **PortLink** – Serves as the link between Patrick's road, rail and stevedoring services, managing the movement of import and export consignments between the wharf, container parks and inland terminals;
- **International Freight** – Services Australian importers and exporters, offering export freight forwarding, consolidation, import forwarding, customs clearance and tailored international supply chain services; and
- **Technology and Systems** – Develops IT and communications systems to support Patrick's freight logistics.

8.5.2 Patrick Rail

Patrick's Rail division holds the company's 50% interest in Pacific National and is focused on the movement of goods within Australia. Further information on Pacific National can be found in Section 7.6.5.

The division also includes Australia's largest general stevedore, providing specialist stevedoring services at all major ports in Australia, with a focus on motor vehicles via Patrick Autocare. Patrick's domestic shipping operations, principally connecting the mainland to Tasmania, also form part of the Rail division.

Key businesses other than Pacific National held within the Rail division include:

- **General Stevedoring** – Provides services that include receival, storage and loading or discharge and delivery of motor vehicles, container operations and specialist cargo such as steel, paper, forest products and bulk cargo;
- **Patrick Autocare** – Offers motor vehicle processing, storage and distribution;
- **Patrick Shipping** – Offers two dedicated cargo services, one between Tasmania and Melbourne and the other between Fremantle and Darwin;
- **Patrick Intermodal** – Provides a range of logistics and supply chain solutions including integrated transport, warehousing and distribution to a number of different industry segments;
- **Defence Logistics** – Provides logistics support services to the defence sector as well as commercial and government organisations with specialist project management requirements;
- **Project Services** – Specialises in project management and execution of moving difficult, oversize, overweight and dangerous cargo; and
- **Tasmania** – Links Tasmania to Australia through a network of offices and agencies, offering transport of any type of freight.

8.5.3 Patrick Air

Patrick's Air division consists principally of Patrick's 62.4% interest in Virgin Blue. The division also provides cargo handling and related services to international carriers and is a provider of third party aircraft maintenance services in Australia.

Virgin Blue is a discount passenger airline operating in Australia and the Pacific region.

Domestically, Virgin Blue's 45 aircraft fly 47 routes to 21 destinations. Virgin Blue's home airport base is Brisbane, however the company also occupies terminal space previously held by Ansett in Sydney, Melbourne, Adelaide, Canberra and Perth.

In 2003, Virgin Blue announced the commencement of its international operations with the launch of Pacific Blue. Comprising three aircraft, Pacific Blue operates 10 routes between eight destinations, including Wellington and Christchurch in New Zealand and Port Vila and Nadi in the Pacific.

Virgin Blue's fleet consists of Boeing 737-700 and 737-800 aircraft, which are capable of operating to international destinations within New Zealand and the Pacific. Virgin Blue has an agreement with Boeing to acquire 10 Boeing 737 Next Generation aircraft and purchase rights to acquire up to a further 50 aircraft by December 2013.

Virgin Blue's Blue Holidays offers a range of holiday packages that include air travel, accommodation and car hire to Australian destinations.

Other businesses within the Air division include:

- **Air Services** – Provides cargo handling, road feeder transport, ramp handling, aircraft servicing, engineering and maintenance in all major airports across Australia; also provides passenger services through Liberty Air Services; and
- **Jetcare** – a provider of third party aircraft maintenance.

8.6 Directors of Patrick

As at the date of this Bidder's Statement, there are five directors of Patrick:

Peter D. Scanlon
Chairman, Non Executive Director , B. Commerce (Hons)

Christopher D. Corrigan
Managing Director, B. Economics

Edwin J. Cloney
Non Executive Director ANZIIF, FAIM, FAICD

Geoff F. Carmody
Non Executive Director, Master of Economics

Maurice A. James
Executive Director, B. Engineering, MBA

8.7 ASX Announcements by Patrick

Patrick has been listed on ASX since 1992. Patrick is obliged to comply with the continuous disclosure requirements of ASX.

A list of announcements made by Patrick to ASX between the lodgement of its last annual report for the year ended 30 September 2004 (being 24 December 2004) and 9 September 2005 appears in Annexure D. This information may be relevant to your assessment of the Offer.

8.8 Further Information on Patrick

Further information about Patrick (including copies of financial statements) can be found on Patrick's website: www.patrick.com.au.

8.9 ASX Announcements by Virgin Blue

Virgin Blue has been listed on ASX since 2003. Virgin Blue is obliged to comply with the continuous disclosure requirements of ASX.

A list of announcements made by Virgin Blue on ASX between the lodgement of its last annual report for the year ended 31 March 2004 (being 30 June 2004) and 9 September 2005 appears in Annexure E. This information may be relevant to your assessment of the Offer.

8.10 Further Information on Virgin Blue

Further information about Virgin Blue (including copies of financial statements) can be found on Virgin Blue's website: www.virginblue.com.au.

9 Toll's Intentions

9.1 Overview

This Section sets out the intentions of Toll on the basis of facts and information concerning Patrick which are publicly available to Toll at the time of preparation of this Bidder's Statement, and the existing circumstances affecting the business of Patrick so far as is known to Toll, in relation to the following:

(a) Patrick's business and assets (including Pacific National and Virgin Blue);

(b) compulsory acquisition and de-listing of Patrick; and

(c) future employment of the present employees of Patrick.

9.2 Intentions Upon Becoming Entitled to Compulsory Acquisition

If Toll becomes entitled to compulsorily acquire all outstanding Patrick Shares, Patrick Senior Executive Options, CRANES and any other convertible securities of Patrick, then subject to satisfaction or waiver of the other conditions of the Offer, *Toll intends to:*

(a) Corporate Matters

(i) Proceed with compulsory acquisition of the outstanding Patrick Shares, Patrick Senior Executive Options, CRANES and all other Patrick convertible securities in accordance with the provisions of the Corporations Act;

(ii) Make arrangements for Patrick to be removed from official quotation on ASX; and

(iii) Replace members of the Board of Directors of Patrick. Replacement board members will include Mr Paul Little and Mr Mark Rowsthorn. Other replacement board members have yet to be identified by Toll.

(b) Head Office and Head Office Employees

(i) Toll intends to centralise corporate head office functions such as company secretarial, treasury, financial management, accounting, risk management and in-house legal, as well as those functions integral in determining overall control and strategic direction of the combined operations of Toll and Patrick. In so doing, Toll will endeavour to reduce or eliminate costs wherever deemed possible and appropriate, particularly where those arise from duplicated activities.

(ii) If Toll considers it is not feasible to allocate alternative responsibilities to a Patrick head office employee whose responsibilities currently include head office activities that would be duplicated in the Merged Group, it is likely that the employee would be made redundant and upon redundancy would receive payments and benefits commensurate with those dictated by contractual and legal requirements.

(c) General Operational Review

(i) Toll intends to immediately conduct a review of Patrick's operations that it anticipates will take approximately three months and will involve six senior Toll executives. It is anticipated the review will identify strategic and operational opportunities to further enhance the performance of and expand existing businesses. The review will employ quantitative determinants to measure financial performance and identify potential areas of improvement. Toll's review will place special emphasis on:

a. potential cost savings;

b. workforce optimisation;

c. operational and administrative purchasing synergies;

d. integration of operational management and reporting lines;

e. rationalisation of depots;

f. opportunities to expand customer service offerings; and

g. rationale for and timing of capital expenditure programs.

(ii) As a consequence of this review, some employees may be made redundant. Employees who are made redundant will receive payments and other benefits in accordance with their contractual and other legal entitlements. Until Toll has completed the review referred to above, Toll will not be in a position to determine the number of employees whose functions may be redundant or the timing of any redundancies.

(iii) In relation to Patrick's information systems, Toll will conduct a review as part of the operational review, with the purpose of ensuring the information systems of Patrick are integrated with Toll.

(iv) Following the operational review outlined above, Toll intends to integrate operational and administrative activities of Patrick into Toll where appropriate in order to avoid any duplication of effort and to maximise cost efficiency for the Merged Group. Toll expects that synergies generated will improve its capability to supply end-to-end logistics services to its customers. For further information, see Sections 10.3 and 11.4.6. You should also see the risk factors concerning synergies in Section 13.4.5.

(d) Conversion/Redemption of CRANES

Based on Toll's understanding of the CRANES Terms, upon Toll's Offer becoming unconditional and either Toll acquiring a relevant interest in more than 50% of Patrick or Patrick directors unanimously recommending Toll's Offer (**Change of Control Event**), Patrick will have the right either to convert the outstanding CRANES into Patrick Shares or redeem the CRANES for cash.

Holders of CRANES will be able to accept Toll's Offer for any Patrick Shares they receive from the conversion of the CRANES.

To the extent conversion of CRANES occurs after the Special Dividend Record Date, then Toll anticipates that the conversion formula for those CRANES would be based on an Offer value excluding the value of the Special Dividend.

Toll has obtained Senior Counsel's advice that the CRANES Terms are ambiguous as to whether CRANES holders have the right to require Patrick to convert their CRANES into Patrick Shares on the Change of Control Event. Accordingly, Toll has not yet formed an intention as to whether it will cause Patrick to redeem or convert the CRANES. However, in preparing the pro forma financial information in Section 11.4, Toll has made a conservative assumption, for the purpose of calculating EPS, that all CRANES will be converted into Patrick Shares. Toll's Offer extends to Patrick Shares issued on conversion of the CRANES (if applicable).

Toll recommends that CRANES holders seek their own professional advice in relation to the CRANES and/or contact Permanent Nominees (Aust.) Limited, which is the trustee of the CRANES trust deed, on **1800 622 812**.

(e) Patrick Senior Executive Options

Toll has not yet formed an intention as to whether it will make an offer to Patrick Senior Executive Optionholders to acquire their Patrick Senior Executive Options.

The terms of two Patrick Senior Executive Option Plans provide that if:

- a takeover bid is announced; and
- as a result of the takeover bid the bidder acquires a relevant interest in not less than 30% of the Patrick Shares,

then the Patrick directors must (unless in the opinion of the directors an equivalent offer has been made to Patrick Senior Executive Optionholders) give written notice of the bid to the optionholders within 14 days of the offeror acquiring a relevant interest of 30%.[40] Optionholders may exercise their options (in whole or in part) within a 30 day period from the date of the notice. Toll's Offer extends to Patrick Shares issued on exercise of the Patrick Senior Executive Options.

Patrick Senior Executive Optionholders who do not exercise their options within the 30 day period will not be able to exercise their options again in respect of the notified bid. However, such optionholders will be permitted to exercise their options as is otherwise permitted under the terms of the options.

The Patrick Senior Executive Options may only be transferred if:

- a takeover bid is made for Patrick Shares;
- as a result of or pursuant to the takeover bid the offeror acquires a relevant interest in not less than 30% of the Patrick Shares;
- the offeror has made an offer for the options; and
- the Patrick directors in their absolute discretion form the opinion that the offer for the options is equivalent to the offer for the shares under the takeover bid.

In preparing the pro forma financial information in Section 11.4, Toll has made a conservative assumption, for the purposes of calculating EPS, that all Patrick Senior Executive Options are exercised.

[40] Under the 2005 Patrick Senior Executive Option Plan, the Patrick directors must also notify the optionholders if, as a result of or pursuant to the bid, the bidder will (if the takeover bid is successful) acquire a relevant interest in not less than 30% of the shares and a majority of the directors have recommended the offer. In this case the obligation to notify commences 14 days after the later of the takeover bid announcement and the directors' recommendation.

9.3 Intentions for Patrick as a Partly-owned Subsidiary

The Offer is subject to a number of conditions including a condition that Toll and its associates in effect become entitled to compulsorily acquire all outstanding Patrick Shares, Patrick Senior Executive Options, CRANES and any other Patrick convertible securities. Toll does not currently intend to waive this condition. However, if it does not become entitled to compulsorily acquire all outstanding Patrick Shares, Patrick Senior Executive Options, CRANES and other Patrick convertible securities, but waives that condition and obtains control of the Patrick Board, then Toll intends to:

(a) maintain Patrick's listing on ASX while it meets ASX requirements for maintaining a listing;

(b) subject to the Corporations Act and the constitution of Patrick, seek to replace a proportion of the members of the board of Patrick to reflect Toll's proportionate ownership interest in Patrick. The Board members which Toll would nominate would include one or more of Mr Paul Little and Mr Mark Rowsthorn. Other members may be sourced from the existing board of Toll, however, precise candidates have not yet been identified by Toll and their identity will be dependent on circumstances at the relevant time;

(c) if Toll becomes entitled at some later time to exercise general compulsory acquisition rights under the Corporation Act, it would exercise those rights;

(d) through its nominees on the board of directors of Patrick, procure the payment of the Special Dividend and review the dividend policy of Patrick to ensure that it reflects an appropriate balance between ensuring that Patrick retains sufficient funds to meet its ongoing activities and capital requirements and the payment of dividends to shareholders; and

(e) seek to implement such of the intentions as are detailed in Section 9.2 as are consistent with Patrick being a controlled entity of Toll but not a wholly-owned subsidiary.

The extent to which Patrick will be able to implement these intentions will be subject to:

- the law and the ASX Listing Rules, in particular in relation to related party transactions and conflicts of interest;
- the legal obligation of the directors of Patrick to act in the best interests of Patrick Shareholders as a whole; and
- the outcome of the general operational review referred to in Section 9.2(c).

9.4 Restructuring of Patrick's Shareholding in Virgin Blue

Toll's business is focused on land, sea and air freight transportation. Toll does not believe that it has any particular expertise to provide to Virgin Blue's passenger airline business and, therefore, proposes to reduce the size of the Merged Group's investment in Virgin Blue.

As announced to ASX on 22 August 2005, Toll has entered into an agreement with Virgin Group (**Underwriting Agreement**) to the effect that, if the Offer is Successful, Toll will use its best endeavours to procure that Patrick reduces its shareholding in Virgin Blue by:

(a) a share offer (**Share Offer**) of up to 15% of Virgin Blue, fully underwritten by Virgin Group at $1.40 per share subject to the conditions set out below; and

(b) the grant of two call options to Virgin Group which (if exercised) will result in the transfer of:

 (i) up to 7.5% of Virgin Blue to Virgin Group at $1.40 per Virgin Blue Share; and

 (ii) up to a further 7.5% of Virgin Blue at the greater of $1.40 and the book-build price per Virgin Blue Share under the Share Offer,

 to the extent that Virgin Group does not receive that shareholding as a participant in, or underwriter of, the Share Offer.

Virgin Group's underwriting is conditional on:

- Toll obtaining control of the Patrick Board within nine months after the date of the Underwriting Agreement (i.e. by May 2006);
- Patrick reducing its shareholding by at least 18.2% of Virgin Blue (whether by paying the Special Dividend or otherwise) to persons holding less than 9.9% of Virgin Blue within 12 months after the date of the Underwriting Agreement, or three months after Toll obtains control of the Patrick Board, whichever occurs first (this condition would be discharged by the Special Dividend);
- no material adverse change in Virgin Blue occurring which Toll could rely on to terminate the Offer (irrespective of whether Toll exercises such right or waives that condition in the Offer); and
- no Prescribed Occurrence occurring in relation to Virgin Blue or a Subsidiary of Virgin Blue (other than a Virgin Blue Reorganisation Event).

Under the Underwriting Agreement, at least 10% of Virgin Blue must be retained by Patrick for at least 30 months following the date on which Toll acquires control of the Patrick Board, except for transfers to Virgin Group, or to the extent that Virgin Group reduces its shareholding in Virgin Blue. As indicated in part 6 of Section 3, Patrick's Shareholding in Virgin Blue may be reduced to as low as 7.7%.

Under the Underwriting Agreement, liquidated damages in the amount of $12 million will be payable:

- by Toll if it wrongfully terminates or repudiates the Underwriting Agreement;
- by Toll if it has materially failed to use its best endeavours to obtain control of the Patrick Board within nine months after the date of the Underwriting Agreement;
- by Toll if Patrick has not disposed of at least 18.2% of Virgin Blue (whether by paying the Special Dividend or otherwise) to persons holding less than 9.9% of Virgin Blue within 12 months after the date of the Underwriting Agreement, or three months after Toll obtains control of the Patrick Board, whichever occurs first;
- by Virgin Group if it takes any steps or engages in any conduct which materially inhibits Toll satisfying the conditions to the Underwriting Agreement (see above);
- by Virgin Group if it takes any steps or engages in any conduct which materially reduces the prospects of Toll obtaining control of the Patrick Board; or
- by Virgin Group or Toll if the other transacts with Patrick, an associate of Patrick, or a third party in relation to Patrick's assets or business before Toll obtains control of the Patrick Board and the transaction materially inhibits the Underwriting Agreement or Toll's Offer.

Alternatively, an amount of $10 million will be payable by Toll if it obtains control of the Patrick Board and cannot procure Patrick to transfer Virgin Blue Shares to Virgin Group under the Underwriting Agreement. However this payment will be pro-rated according to the number of Virgin Blue Shares which Virgin Group acquires (or would have acquired but for a breach of the Underwriting Agreement by Virgin Group or its failure to exercise the call options).

It is also Toll's intention to enter into negotiations with Virgin Blue on an arm's length basis to transfer Toll's requirements for airfreight linehaul services to Virgin Blue. Toll further intends to work with Virgin Blue to assist it to develop a successful airfreight business for the benefit of the customers and shareholders of the Merged Group.

Once Patrick's shareholding in Virgin Blue falls below 40% then, by reason of clause 3.2 of the Ongoing Shareholders Agreement, Virgin Group will no longer be required to support the election or re-election of Patrick's nominee for chairman of Virgin Blue. In these circumstances, and having regard to Toll's intention to reduce Patrick's shareholding in Virgin Blue, Toll intends that Patrick's nominee for chairman of Virgin Blue will resign as chairman of Virgin Blue at the conclusion of Toll's Offer in favour of a suitably qualified candidate, including such a candidate as may be proposed by Virgin Group.

A copy of the Underwriting Agreement will be filed with ASX on or about 16 September 2005 and will be able to be obtained from Toll's website (www.toll.com.au) or ASX's website (www.asx.com.au).

As set out in Section 15.1, as part of the restructuring of Patrick's shareholding in Virgin, Toll will cause Patrick to pay the Special Dividend as soon as practicable after Toll obtains control of the Patrick Board and the conditions of the Offer are satisfied or waived, and on or before the allotment of the Toll Share Consideration and the payment of the Cash Consideration.

9.5 Other Intentions

Except as described elsewhere in this Bidder's Statement (including this Section 9 and Section 10), it is the intention of Toll, on the basis of the facts and information concerning Patrick which are known to it at the date of this Bidder's Statement, that:

(a) the businesses of Patrick will be continued in substantially the same manner as they are presently being conducted;

(b) there will not be any major changes to the business of Patrick or redeployment of the fixed assets of Patrick; and

(c) subject to the comments in Sections 9.2 and 9.3 above, the employment of persons presently employed by Patrick will continue in accordance with their current terms.

9.6 Present Intentions Only

The statements contained in this Section 9 represent the present intentions of Toll on the basis of facts and information concerning Patrick and Virgin Blue and the existing circumstances affecting the businesses of Patrick and Virgin Blue which are known to Toll at the date of this Bidder's Statement. However, final decisions on these matters (other than Toll performing the obligations set out in Section 9.4) will only be reached by Toll in the light of all material information, facts and circumstances necessary to assess the operational, commercial, taxation and financial implications of such decisions at the relevant time. Accordingly, the statements set out in this Section 9 are statements of Toll's current intention only which may vary as circumstances require.



10 Profile of the Merged Group

10.1 Overview of the Merged Group

The Merged Group will, in Toll's view, be the leading integrated transport and logistics company in the Asian region, with a unique group of strategically aligned assets across the supply chain.

Based on the five day VWAP of Toll Shares to 9 September 2005 of $13.58, the Merged Group will have a market capitalisation of approximately $8.6 billion,[41] ranking it as one of the 30 largest listed companies on ASX. It will also be a significant freight and logistics company globally by market capitalisation.

Market Capitalisation of Selected Integrated Global Logistics Companies ($b)[42]


2.9
3.4
3.2
3.6
3.7
3.9
4.5
5.9
6.3
6.8
7.1
7.4
8.3
8.6
15.8
31.1
35.7
97.9
Ryder
Yellow Roadway
CNF
NOL
JB Hunt
Patrick
Toll
P&O
Nippon Express
C.H. Robinson
Kuehne & Nagel
Expeditors Intl
Exel
Merged Group
TNT
Fedex
Deutsche Post
UPS

10.2 The Merged Group will have a Strong Financial Position and Broader Diversification

The Merged Group will have a conservative capital structure with low gearing and strong earnings. This will leave it in a strong position to fund currently planned and future capital expenditure as well as the ability to participate in regional growth opportunities as and when they arise.

[41] Assuming all CRANES are converted to ordinary shares, all Patrick Senior Executive Options are exercised and Toll acquires 100% of Patrick.

[42] Selection of large integrated logistics companies. Excludes North American rail companies. Based on closing share prices on 9 September 2005. Patrick and Toll market capitalisation based on closing share prices on 26 July 2005.

The Merged Group will have annual revenues of over $7 billion, will be significantly larger than either Toll or Patrick today and will own diversified and complementary businesses.

Merged Group Diversified Revenue Mix


Container Stevedoring 7%
Bulk Stevedoring 3%
Shipping 5%
Rail Freight Forwarding 5%
2.0
1.5
1.0
0.5
0.0
Revenue ($b)
Dashed bars represent 50% share of Pacific National for both Toll and Patrick
Road
Rail Linehaul
Warehousing & Distribution
Airfreight
Rail Freight Forwarding
Shipping
Bulk Stevedoring
Container Stevedoring
Pacific National Revenue (FY2005)
Toll Revenue (FY2005)
Patrick Revenue (est. FY2005)

10.3 Strategic and Industrial Rationale

The rationale for Toll's acquisition of Patrick is compelling and consistent with the strategy outlined in Section 7.4.

Toll's strategy revolves around the provision of an integrated transport and logistics service offering to customers. To date this strategy has been a focal point for management direction and will continue to be the cornerstone of Toll's ongoing success. Toll expects that the merger with Patrick will further enhance this core strategy.

Following the merger, Toll will continue its focus on internal efficiency improvements, enhancing supply chain service capabilities, driving down costs and adding value to its customer services. Toll's established network of assets, coupled with Patrick's stevedoring assets, is expected to improve the global competitive position of the Merged Group, enabling enhanced service capabilities, and improvements in internal efficiencies to ensure customer needs are met.

In particular, the Merged Group's ability to service direct import and export requirements of customers will enable it to compete effectively with global transport and logistics groups for the benefit of both customers and shareholders.

Specific benefits include:

(a) Improved Supply Chain Efficiencies and Customer Service Capabilities

The Merged Group will bring under one roof the industry expertise, technology and facilities required to deliver supply chain efficiencies – efficiencies that are already being sought by customers in a dynamic and increasingly globalised freight and logistics market.

Combining Patrick's capital city container ports and stevedoring businesses with Toll's leading land-based transport and logistics businesses and established customer relationships, will provide customers with a seamless and improved end to end service by land, sea and air.

In addition, Toll believes that under its proven management skills, Pacific National will increase its efficiencies and improve service levels for the benefit of all bulk and freight forwarding customers.

(b) *Increased Ability to Invest in Infrastructure*

Patrick is facing a period of significant additional capital reinvestment requirements in its business. Average analysts' forecasts for Patrick's aggregate capital expenditure, excluding its share of Pacific National, over the three years to 30 September 2007 is in the order of $1.1 billion[43] (including Virgin Blue post Patrick obtaining control of it in March 2005) compared to approximately $300 million (excluding investments) over the past comparable period. In Toll's view, this is likely to place significant strain on Patrick's prospective returns to shareholders as a standalone company, particularly in the context that Patrick is not currently receiving any dividends on its approximately $1 billion investment in Virgin Blue and its investment in Pacific National.

In contrast, the Merged Group will have a conservative capital structure with low gearing and strong operating cash flows, leaving it in a strong position to fund capital expenditure plans and further regional growth opportunities.

Toll believes that this financial position, together with the increased scale and efficiency potential of the Merged Group, will result in an improved ability to invest in critical infrastructure for the benefit of shareholders and ultimately Australia's national competitiveness and to address its growing freight task.

(c) Improved Global Competitive Position, Especially in Asia

The Merged Group will have the scale and breadth of operations to enable it to compete effectively with the other leading global logistics service providers in Australia and the Asian region. It will also be well positioned operationally and financially to grow internationally with its customers as their activities become increasingly global.

(d) Cost Savings

Toll believes that the combination of the two businesses should yield many cost savings and efficiencies (such as overheads) for the benefit of shareholders and customers. Based on its experience and understanding of Patrick, Toll believes that pre tax synergies in excess of $50 million per annum are achievable. Toll has a proven record in successfully integrating business and realising strong synergies. Further details on synergies are set out in Section 11.4.6.

(e) Better Structured Exposure to Volatile Aviation Business, with Reduced Risks for Shareholders

As discussed in Section 9.4, Toll proposes restructuring Patrick's current 62.4% shareholding in Virgin Blue through a reduction in the Merged Group's shareholding. Following the merger, the Merged Group's stake may be as low as 7.7%. If after the restructure, the Merged Group's shareholding remains above 10%, it will be restricted from selling below 10% (to parties other than Virgin Group) for at least 30 months.

[43] Average of nine brokers' aggregate capital expenditure forecasts for the 2005 to 2007 financial years from reports dated 21 June 2005 to 21 August 2005 (range $833 million to $1,522 million).



11 Financial Profiles

11.1 Financial Profile of Toll

11.1.1 Toll Standalone Financial Information

Reference to financial information relating to Toll standalone, refers to Toll and its subsidiaries on a consolidated basis.

The following standalone financial information relating to Toll has been presented on an AGAAP basis:

- historical statements of financial performance and statements of cash flows for the years ended 30 June 2004 and 2005;
- historical statement of financial position as at 30 June 2005; and
- forecast statement of financial performance and statement of cash flow for the year ending 30 June 2006.

In addition, the financial position of Toll on a standalone basis as at 30 June 2005, together with statements of financial performance for the year ended 30 June 2005 and forecast year ending 30 June 2006, have been presented on an AIFRS basis.

Assumptions underlying the preparation of forecast financial information for Toll standalone and details of the adjustments required to restate financial information under AIFRS are set out in Sections 11.1.9 and 11.1.10 respectively. The forecast financial information should be considered together with the guidance provided on the inside cover, the sensitivity analysis presented in Section 11.4.14 and the risk factors highlighted in Section 13.

The Toll financial information has been presented in an abbreviated form. It does not contain all the disclosures usually provided in an annual report prepared in accordance with the Corporations Act. Further details relating to the historical results of Toll are set out in the Toll audited financial statements for the year ended 30 June 2004, the financial statements for the half year ended 31 December 2004 and the Appendix 4E Preliminary Final Report for the year ended 30 June 2005, which can be found on Toll's website at www.toll.com.au. In addition, Toll's financial statements for the year ended 30 June 2005 will be available on Toll's website by 30 September 2005.

The standalone financial information relating to Toll has been reviewed by KPMG Transaction Services. The Investigating Accountant's Report is included as Annexure A.

11.1.2 Basis of Preparation

(a) Toll's Accounting Policies

The AGAAP accounting policies adopted by Toll in the preparation of the financial information for the years ended 30 June 2004 and 30 June 2005 and the forecast results for the year ending 30 June 2006 are set out in Annexure B.

The key expected differences between the AGAAP and AIFRS accounting policies of Toll are also set out in Annexure B.

(b) Toll Standalone

The financial information presented below relates to Toll standalone and has been compiled assuming that the Offer did not occur. Accordingly, the information below excludes any impact of:

- costs of acquisition;
- synergies arising from the acquisition;
- transaction costs Toll will incur in connection with the Offer; and
- the proposed debt refinancing of the Merged Group.

11.1.3 Summary Statements of Financial Performance

The Toll standalone historical statements of financial performance have been extracted from Toll's audited financial statements for the year ended 30 June 2004 and unaudited financial statements for the year ended 30 June 2005. Additional disclosure has been presented to separately identify significant non-recurring items.

The forecast statement of financial performance for the year ending 30 June 2006 is based on a number of assumptions which represent the Directors' best estimates, as set out in Section 11.1.9.

The significant AGAAP to AIFRS adjustments impacting Toll's NPAT for the year ended 30 June 2005 and forecast NPAT for the year ending 30 June 2006 are set out in Section 11.1.10.

Summary Statements of Financial Performance – Toll ($ millions)

	AGAAP			AIFRS	
Year to 30 June	2004 Audited Historical	2005 Unaudited Historical	2006 Forecast	2005 Unaudited Historical	2006 Forecast
Revenue from operating activities	3 272	3 798	4 041	3 798	4 041
EBITDA	304	373	448	373	444
Depreciation and amortisation	(114)	(137)	(157)	(126)	(146)
EBIT	190	236	291	247	298
Net interest costs					
Net interest expense	(23)	(24)	(25)	(28)	(25)
Toll RPS dividend	–	–	–	–	(16)
Total net interest costs	(23)	(24)	(25)	(28)	(41)
PBT before share of associates NPAT	167	212	266	219	257
Income tax expense	(39)	(44)	(58)	(44)	(58)
Share of associates' NPAT	45	54	59	54	59
NPAT	173	222	267	229	258
Minority interests	(5)	(7)	(8)	(7)	(8)
NPAT attributable to members (before non-recurring items)	169	215	259	222	250
Non-recurring items	–	1	–	1	–
Non-recurring items resulting from adoption of AIFRS[2]	–	–	–	(31)	–
NPAT attributable to members (after non-recurring items)	169	216	259	192	250
Earnings per share					
Diluted earnings	169	201	244	207	266
Number of shares[3]	337	328	334	328	355
Diluted EPS (cents)	50.1	61.3	72.9	63.1	74.8

[1] Non-recurring items of $1 million in the year ended 30 June 2005 comprise the net of a gain of $7 million attributable to amendments to reset tax values resulting from implementation of the tax consolidation regime and a post tax loss of $6 million resulting from the restatement of the long service leave provision.

[2] Non-recurring items resulting from the adoption of AIFRS in the year ended 30 June 2005 relate to the change in the share of associates' NPAT, the change in basis of tax expense calculation and share based employee costs.

[3] The difference in the number of shares used in the EPS calculation for the year ending 30 June 2006 between AGAAP and AIFRS is due to the effect of the Toll RPS being considered as non-dilutive under AGAAP. Therefore, the number of potential ordinary shares from the conversion of the Toll RPS has been excluded from the calculation and the Toll RPS dividend is deducted from NPAT.

[4] The Toll RPS was not dilutive in the year ended 30 June 2005. Consequently the RPS dividend is subtracted from NPAT in calculating diluted earnings for the year.

11.1.4 Summary Statements of Cash Flows

The Toll standalone historical summary statements of cash flows have been extracted from Toll's audited financial statements for the year ended 30 June 2004 and unaudited financial statements for the year ended 30 June 2005. The Toll standalone forecast summary statement of cash flows for the year ending 30 June 2006 is the Directors' best estimates and is based on a number of assumptions which are set out in Section 11.1.9.

Summary Statements of Cash Flows – Toll ($ millions)

	AGAAP		AIFRS
Year ended 30 June	2004 Audited Historical	2005 Unaudited Historical	2006 forecast
Profit from ordinary activities (before minority interests)	173	222	258
Add back			
Depreciation and amortisation	114	137	146
Non-cash items	(1)	(9)	5
	286	350	409
Share of associates' NPAT	(45)	(54)	(59)
	241	296	350
Movement in working capital	(32)	22	30
Operating cash flow	209	318	380
Less net capital expenditure	(130)	(129)	(140)
Less net investment expenditure[1]	(152)	(165)	(14)
Net cash flow pre-financing activities	(73)	24	226
Financing activities	131	90	(44)
Dividends paid	(45)	(64)	(80)
Net cash flows	13	50	102

[1] Investment expenditure in the year ended 30 June 2005 and forecast year ending 30 June 2006 primarily relates to Toll's investment in Patrick Shares prior to the Offer.

11.1.5 Historical Statement of Financial Position

The historical statement of financial position of Toll standalone has been extracted from the unaudited financial statements of Toll as at 30 June 2005.

Summary Statements of Financial Position – Toll ($ millions)

As at 30 June 2005 (unaudited)	AGAAP	AIFRS adjustments	AIFRS
Current assets			
Cash	152	–	152
Receivables	420	–	420
Inventories	17	–	17
Assets held for sale	–	25	25
Other	25	–	25
Total current assets	614	25	639
Non-current assets			
Receivables	57	(11)	46
Investments	450	(16)	434
Other financial assets	158	–	158
Property, plant and equipment	1,060	(114)	946
Deferred tax assets	45	15	60
Intangibles	92	101	193
Other	5	–	5
Total non-current assets	1,867	(25)	1,842
Total assets	2,481	–	2,481
Current liabilities			
Payables	363	–	363
Interest bearing liabilities	30	186	216
Current tax liabilities	39	–	39
Provisions	181	2	183
Deferred gains	5	–	5
Total current liabilities	618	188	806
Non-current liabilities			
Interest bearing liabilities	432	59	491
Deferred tax liabilities	26	28	54
Provisions	76	–	76
Deferred gains	17	–	17
Total non-current liabilities	551	87	638
Total liabilities	1,169	275	1,444
Net assets	1,312	(275)	1,037
Equity			
Contributed equity	563	1	564
Toll RPS	245	(245)	–
Treasury shares	–	(11)	(11)
Reserves	5	8	13
Retained earnings	456	(28)	428
Minority interests	43	–	43
Total equity	1,312	(275)	1,037

The significant AGAAP to AIFRS differences impacting the retained earnings of Toll standalone at 1 July 2004 and 30 June 2005 are set out in Section 11.1.10 below.

The AIFRS impact set out above is described in further detail in Annexure B. The above adjustments have resulted in an increase in current liabilities as Toll enters into various commercial bill acceptance facilities for periods under twelve months and regularly extends these for short terms at expiry. Under current AGAAP, these are classified as non-current as it is Toll's intention to refinance or reschedule payments. Under AIFRS, a debt is treated as current if it is not contractually payable beyond twelve months and the entity does not have the absolute discretion to refinance or roll over the debt.

At 30 June 2005, this resulted in $186 million being reclassified from non-current interest bearing liabilities to current interest bearing liabilities.

11.1.6 Gearing and Interest Cover Ratios

Gearing and interest cover ratios for Toll standalone, based on the historical statement of financial position of Toll as at 30 June 2005 and the forecast statement of financial performance for the year ending 30 June 2006 under AGAAP and AIFRS are set out below.

Key Ratios – Toll Standalone



	AGAAP	AIFRS
Gearing ratios (as at 30 June 2005)		
Net debt to equity (%)	24%	54%
Net debt to net debt+equity (%)	19%	35%
Interest cover ratios (forecast year ending 30 June 2006)		
EBITDA to interest (times)	18	11
EBIT to interest (times)	12	7

Note: The increase in gearing and reduction in interest cover ratios under AIFRS is driven by the reclassification of the Toll RPS as debt, thus increasing debt balances and reducing equity and increasing interest expense.

11.1.7 Operating Lease commitments

The operating lease commitments of Toll standalone as at 30 June 2005 are set out below.

Operating Lease Commitments – Toll ($ millions)



As at 30 June 2005 (unaudited)	
Operating lease commitments	
Within 1 year	131
Later than 1 year but not later than 5 years	352
Later than 5 years	200
Total operating lease commitments	683

11.1.8 Management Commentary on Historical Results

(a) Year ended 30 June 2004

- Net profit of $169 million represents an increase of 59% over the prior year. EBIT margins grew strongly to 5.8%, an increase on the prior year and revenue was up 27% to $3.3 billion, with nine months contribution from Toll NZ and the benefits of new contracts delivering growth.
- EBITDA increased 50% from $204 million to $304 million. Group operating cash flows continued to grow strongly generating a 43% increase to $209 million.
- Continued investment in infrastructure, technology and new fleet, as well as investments associated with new major contracts resulted in net capital expenditure of $130 million for the year.
- Following its acquisition of a 84% interest in Tranz Rail in October 2003, Toll began a restructure of this business to improve customer focus, stabilise and turn around poor financial performance and position the business for growth. For the period from acquisition to 30 June 2004, Toll NZ contributed $415 million in revenue and $41.6 million in EBIT to Toll Group results. Underlying trading was generally in line with plan, although impacted by severe flooding which occurred in the lower half of the North Island during February 2004.

(b) Year ended 30 June 2005

- Net profit after tax increased 28% to $216 million and reflected the sustained long-term strength of Toll's business model.
- Group revenues grew 16% to $3.8 billion, with the contribution of Toll NZ increasing 51% to $626 million reflecting a full year inclusion of this business.
- EBITDA grew from $304 million to $373 million, an increase of 23%.
- Pacific National's equity accounted NPAT contribution of $51.5 million was 23% ahead of the prior year. Whilst grain operations, particularly in Victoria were depressed, solid growth occurred in both the coal and intermodal sectors.
- Operating cash flows improved 52% to $318 million for the year and net debt to book equity declined from 30% to 24%.
- Net capital expenditure of $129 million (being gross capital expenditure of $234 million less proceeds received from sale of property, plant and equipment of $105 million) was focussed on delivering increased capacity throughout the Toll Group, as well as supporting new business.
- Results generally reflected continued improvement across all divisions, particularly from Toll IPEC, Toll Priority and the overall Toll Networks division. These operations demonstrated the benefits of enhanced capacity and efficiency driven by investment in new infrastructure and technology.

11.1.9 Key Assumptions in the Standalone Forecast

The assumptions made by the Directors in preparing the Toll standalone forecast statement of financial performance under AIFRS for the year ending 30 June 2006 include:

(a) Overview of Toll Standalone Forecast

- Forecast revenue of $4.0 billion represents a 6.4% increase on the year ended 30 June 2005. Revenue growth is primarily driven by Toll Networks and Toll NZ . Underlying forecast revenue growth rates are generally consistent with organic growth rates achieved by Toll in the last five years.
- Forecast EBIT (excluding the equity accounted share of associates' NPAT) of $298 million represents a 20.6% increase on the year ended 30 June 2005. EBIT margins are forecast to improve from 6.5% in the year ended 30 June 2005 to 7.4% for the year ending 30 June 2006. Forecast EBIT and EBIT margin growth is expected in all operating divisions. The individual key drivers of forecast divisional performance are set out below.
- At any point in time Toll has a range of new contracts it has tendered for. The forecast excludes the benefit of any new contracts which may be won during the course of year ending 30 June 2006.
- Forecast profits from associates largely relates to Pacific National. For more details refer to the specific assumptions underlying the Pacific National forecast, which are set out in Section 11.2.1.
- Toll does not expect its forecast to be materially impacted by further increases in oil and fuel prices, as key businesses apply customer fuel surcharges. Toll's financial performance was not adversely impacted by oil prices in the year ended 30 June 2005.
- Whilst Toll's strategy is to make strategic acquisitions to enhance its ability to supply solutions across the supply chain, the standalone forecast is prepared on the assumption that Toll does not acquire any new businesses.
- Forecast net interest charges of $41 million include the Toll RPS dividend of $15.5 million. The balance of the interest charge of approximately $25 million is comparable to the prior year and is based on consistent average interest rates and net debt levels with the year ended 30 June 2005.
- The forecast income tax expense for Toll for the year ending 30 June 2006 is based on the applicable statutory rates, adjusted for the impact of the share of associates' earnings, losses held within the Toll Group, other non-assessable items and the effect of the accounting classification of the Toll RPS dividend as an interest cost.
- Forecast net capital expenditure for the year ending 30 June 2006 is $140 million. Capital expenditure is primarily expected to be incurred on the modernisation of the fleet and the upgrade of rolling stock in Toll NZ.
- Forecast ordinary dividends paid in cash of $80 million represent a payout of 40% of forecast NPAT for the year ending 30 June 2006 after minority interests but before Toll RPS costs. In the forecast cash flows, it is assumed that 25% of the ordinary dividend is re-invested in Toll Shares through the Toll dividend reinvestment plan. The Toll RPS dividend for the year ending 30 June 2006 is included in interest costs under AIFRS.

(b) Divisional Trading Assumptions Underlying Toll's Standalone Forecast for the year ending 30 June 2006

- Toll Networks is forecast to achieve continued EBIT growth as well as EBIT margin improvement. The primary drivers in the forecast for the year ending 30 June 2006 are:
 - the full year impact of new customer contracts won in the year ended 30 June 2005;
 - benefits from capital investment in technology in the prior year, improving efficiency, especially within the Toll IPEC and Toll Priority businesses;
 - full year benefits from the expansion of the Toll Priority business into New Zealand and an increased breadth of service offerings;
 - strength of the resources sector in Western Australia supporting the growth of the Toll Express business; and
 - continued focus on cost control and administrative efficiencies.
- Toll Logistics is forecast to achieve EBIT improvement with EBIT margins also growing. The primary drivers of the forecast EBIT improvement in the year ending 30 June 2006 are:
 - the negotiation of price increases on loss-making Contract Logistics contracts. It is forecast that through price increases and improved business focus, these contracts which caused losses in year ended 30 June 2005 will be profitable in the year ending 30 June 2006;
 - during the year ended 30 June 2005 Toll Group's port activities in New Zealand were transferred to an associated company Toll Owens, a 50/50 company with Port of Tauranga. Accordingly these operations are now equity accounted;
 - improved returns from the Toll Shipping business after the impact of the vessel grounding incident and vessel upgrades in the prior year;
 - new facilities in Victoria and Queensland and a new contract with Coles Myer are forecast to deliver additional EBIT for in2store;
 - loss making businesses were closed in the year ended 30 June 2005 and assets redeployed to other Toll business units. It is expected that improved asset utilisation and cost reductions can be achieved through the internal redeployment of those assets to generate additional EBIT;
 - restructuring of activities at Port Kembla due to reduced business activity levels is expected to have an adverse EBIT impact on the Toll Ports Logistics business. One-off redundancy costs of approximately $2 million have been included in the forecast; and
 - benefits arising from a full year of Toll Personnel operations of supplying labour hire and recruitment services to the Toll Group.
- Toll North is forecast to achieve EBIT and EBIT margin improvement. The primary drivers of the forecast improvement in the year ending 30 June 2006 are:
 - improved returns in NQX as a result of improved efficiencies following significant IT and fleet investment in the prior year;
 - following a loss in 2005, QRX is forecast to break even in the year ending 30 June 2006. The transfer of the rail linehaul contract from Queensland Rail to Pacific National is expected to improve efficiency and service levels; and
 - the consolidation of the refrigeration activities of the Toll Group into Toll North in the prior year is forecast to drive improvement in the Toll Refrigeration business. Rationalisation of the customer base and improved efficiencies, together with the benefits from integration of the Greenacre Cold Store are expected to drive margin improvement.
- Toll NZ is forecast to continue revenue and earnings growth in the year ending 30 June 2006 with the major drivers being:
 - growth in the Interislander ferry business, principally through volume improvements. A new larger vessel has replaced existing vessels from September 2005, adding approximately 50% to total capacity, specifically for commercial freight. Vessel re-branding costs are included in the forecast for the year ending 30 June 2006 and will dilute returns in the first year of operation of the new vessel;

- Toll Rail NZ and Tranzlink are forecast to achieve stronger margins in the year ending 30 June 2006 through new customer contracts that have recently been secured. The costs of the rail businesses are largely fixed and the additional contracts, together with continued efficiency improvements since Toll's acquisition in 2003 are expected to drive a higher level of contribution to fixed costs. The rail businesses are well placed to benefit from a continuing switch from road to rail freight if fuel prices continue to increase. The investment in track upgrades by the NZ government is expected to provide positive long term prospects for the rail businesses;
- ongoing benefits of a cost reduction program in administration overheads, information technology and property costs; and
- capital expenditure for the year ending 30 June 2006 will be principally on the upgrade and expansion of rail infrastructure and rolling stock to support expected volume growth in future periods. Significant capital expenditure in Toll NZ in the year ended 30 June 2005 is expected to provide the platform for delivery of the forecast for the year ending 30 June 2006.

11.1.10 Impact of Transition to AIFRS on Toll's Historical and Forecast Financial Information

Reconciliations of the AGAAP retained earnings of Toll at the transition date of 1 July 2004 and at 30 June 2005 to the AIFRS retained earnings at those dates, together with a reconciliation of the NPAT of Toll for the year ended 30 June 2005 and the forecast NPAT for the year ending 30 June 2006 between AGAAP and AIFRS are set out below.

These disclosures represent a summary only and do not include details of all the transitional adjustments and AIFRS accounting policies, which are set out in Annexure B.

There is a significant amount of judgment involved in the preparation of the reconciliation from current AGAAP to AIFRS, consequently the final reconciliations presented in the first financial report prepared in accordance with AIFRS may vary materially from the reconciliations below.

Toll AIFRS Reconciliations ($ millions)

	Note		
Retained earnings at transition date			
Retained earnings at 1 July 2004 under AGAAP			329
AIFRS adjustments in associates	a	3	
Taxation	b	5	
Employee benefits	c	(1)	7
Retained earnings at 1 July 2004 under AIFRS			336
NPAT for the year ended 30 June 2005			
NPAT for the year ended 30 June 2005 under AGAAP			216
Goodwill amortisation reversal	d	11	
Taxation	b	(19)	
Share based payments	e	(8)	
AIFRS adjustments in associates	a	(8)	(24)
NPAT for the year ended 30 June 2005 under AIFRS			192
Retained earnings at 30 June 2005			
Retained earnings at 30 June 2005 under AGAAP			456
Transitional AIFRS adjustments at 1 July 2004			7
AIFRS adjustments in associates			(11)
AIFRS adjustments on NPAT for the year ended 30 June 2005			(24)
Retained earnings at 30 June 2005 under AIFRS			428
NPAT forecast for the year ending 30 June 2006			
NPAT for the year ending 30 June 2006 under AGAAP			259
Goodwill amortisation reversal	d	11	
Share based payments	e	(4)	
Amortisation of Toll RPS issue costs	f	(1)	
Toll RPS dividend treated as interest	g	(15)	(9)
NPAT for the year ending 30 June 2006 under AIFRS			250

Notes to the Identified Reconciling Items

(a) Investments in Associates

- At the date of transition (being 1 July 2004) an amount of $2.7 million is expected to be recognised by Toll as an increase in investments with a consequential increase in retained earnings of $2.7 million.
- Similarly, at 30 June 2005 an amount of $18.0 million is expected to be recognised by Toll as a decrease in investments with a consequential decrease in retained earnings of $18.0 million.
- In respect of all associates, during the year ended 30 June 2005, an amount of $8.4 million is expected to adjust the statement of financial performance and $10.4 million to adjust other reserves. The above movements are a result of acquisition accounting, accounting for tax and defined benefit superannuation adjustments.
- For further details refer to the separate AGAAP to AIFRS disclosures of Pacific National in Section 11.2.2.

(b) Taxation

- On transition to AIFRS the balance sheet method of tax effect accounting will be adopted, rather than the income method currently applied under AGAAP.
- The expected impact on Toll at transition is an increase in deferred tax assets of $14.0 million, an increase in deferred tax liability of $7.3 million, an increase in contributed equity of $1.4 million and an increase in retained earnings of $5.3 million.
- The expected impact of the change in basis on the tax expense for the year ended 30 June 2005 is an increase in tax expense of $19.1 million. Deferred tax assets and deferred tax liabilities of Toll are expected to increase by $1.1 million and $20.2 million respectively as at 30 June 2005.

(c) Provisions

- At the transition date, employee entitlements have been increased by $1.5 million to recognise the estimated amount payable for unvested sick leave.

(d) Amortisation of Intangibles

- Under AIFRS, goodwill and other intangible assets with an indefinite life will not be subject to amortisation but tested for impairment annually.
- This results in a $10.9 million reversal in goodwill amortisation for years to 30 June 2005 and 2006 respectively.

(e) Share Based Payments

- Under AIFRS, the fair value of options granted must be recognised as an employee benefit expense with a corresponding increase in equity. Under current AGAAP, no expense is recognised for options issued to employees. For the year ended 30 June 2005, total employee benefit expenses arising from the issue of executive share options are expected to increase by $3.7 million.
- During the year ended 30 June 2005 shares were issued to employees under the employee share ownership plan. This issue will be treated as an in-substance grant of options because of the limited recourse nature of the loans. The option valuation expense of these shares for the period has been calculated at $3.9 million. These are considered to be non-recurring costs to Toll in the year ended 30 June 2005.
- For the year ending 30 June 2006, total employee benefit expenses arising from the executive share options are forecast to be $3.5 million.

(f) Amortisation of Toll RPS Issue Costs

- Toll RPS issue costs will be amortised over the life of the Toll RPS upon classification of the Toll RPS as debt under AIFRS. In accordance with the pro forma adjustment to the statement of financial position of Toll for the Toll RPS, the expected amortisation charge in relation to Toll RPS issue costs has been included in the AIFRS forecast statement of financial performance for the year ending 30 June 2006.

(g) Classification of the Toll RPS as Debt

- The Toll RPS will continue to be classified as equity under AIFRS until the financial period commencing 1 July 2005 and hence are still classified as equity in the AIFRS financial statements of Toll at 30 June 2005. For the purposes of this Bidder's Statement, a pro forma adjustment has been made to reclassify the Toll RPS to interest bearing liabilities in the statement of financial position.
- Toll RPS dividends have been classified as interest costs in the forecast statement of financial performance for the year ending 30 June 2006.

11.2 Financial Profile of Pacific National

Pacific National is equity accounted in the 30 June 2004 and 2005 financial statements of Toll. Upon acquiring control of Patrick, Pacific National will be consolidated as a 100% wholly-owned subsidiary of the Merged Group.

The Pacific National historical financial information has been extracted from Pacific National's financial statements for the years ended 30 June 2004 (audited) and 2005 (unaudited). The forecast statements of financial performance and cash flows for the year ending 30 June 2006 are the Toll Directors' best estimates and are based on a number of assumptions which are set out in Section 11.2.1. Additional disclosure has been presented to specifically identify significant non-recurring items relating to AGAAP to AIFRS adjustments. These items are discussed in further detail in Section 11.2.2.

The forecast financial information should be considered together with the guidance provided on the inside cover, the sensitivity analysis presented in Section 11.4.14 and the risk factors highlighted in Section 13.

The significant AGAAP to AIFRS differences impacting the NPAT of Pacific National for the year ended 30 June 2005 and the retained earnings of Pacific National at 1 July 2004 and 30 June 2005 are set out in Section 11.2.2 below.

The Pacific National financial information has been presented in abbreviated form. It does not contain all the disclosures usually provided in an annual report prepared in accordance with the Corporations Act.

(a) Summary Statements of Financial Performance

The Pacific National historical financial statements of financial performance for the years ended 30 June 2004 and 2005 and the forecast statement of financial performance for the year ending 30 June 2006 are set out below.

Summary Statements of financial Performance – Pacific National ($ millions)

Year to 30 June	AGAAP			AIFRS	
	2004 Audited Historical	2005 Unaudited Historical	2006 Forecast	2005 Unaudited Historical	2006 Forecast
Revenue from operating activities	1,085	1,366	1,530	1,366	1,530
EBITDA	222	284	331	284	331
Depreciation and amortisation	(89)	(100)	(119)	(100)	(119)
EBIT	133	184	212	184	212
Net interest expense	(42)	(40)	(50)	(40)	(50)
PBT	91	144	162	144	162
Income tax expense	(8)	(41)	(49)	(41)	(49)
NPAT (before non-recurring items)	83	103	113	103	113
Non-recurring items resulting from adoption of AIFRS	–	–	–	(17)	–
NPAT (after non-recurring items)	83	103	113[1]	86	113[1]

[1] The forecast NPAT of Pacific National under AIFRS for the year ending 30 June 2006 is not expected to vary materially from the forecast NPAT prepared under AGAAP.

(b) Summary Statements of Cash Flows

The Pacific National historical summary statements of cash flows for the years ended 30 June 2004 and 2005 and the forecast summary statement of cash flows for the year ending 30 June 2006 are set out below.

Summary Statements of Cash Flows – Pacific National ($ millions)

Year to 30 June	2004 Audited Actual	2005 Unaudited Actual	2006 Forecast
EBITDA	222	284	331
Operating cash flow	169	231	272
Net capital expenditure	(104)	(272)	(230)
Acquisition of entities	(26)	(281)	–
Settlement receipts	32	–	–
Net financing	(113)	332	–
Net cash flow	(42)	10	42

(c) Historical Statement of Financial Position

The Pacific National historical statement of financial position as at 30 June 2005 is set out below.

Summary Statement of Financial Position – Pacific National ($ millions)

As at 30 June 2005 (unaudited)	AGAAP	AIFRS Adjustments	AIFRS
Current assets			
Cash	94	–	94
Receivables	146	(4)	142
Inventories	29	–	29
Other	17	–	17
Total current assets	286	(4)	282
Non-current assets			
Property, plant and equipment	1,510	(14)	1,496
Deferred tax assets	98	47	145
Other	112	19	131
Total non-current assets	1,720	52	1,772
Total assets	2,006	48	2,054
Current liabilities			
Payables	171	–	171
Current tax liabilities	12	–	12
Provisions	65	(3)	62
Total current liabilities	248	(3)	245
Non-current liabilities			
Interest bearing debt	713	–	713
Deferred tax liabilities	50	22	72
Provisions	109	–	109
Other	3	61	64
Total non-current liabilities	875	83	958
Total liabilities	1,123	80	1,203
Net assets	883	(32)	851
Equity			
Contributed equity	625	–	625
Retained earnings	258	(32)	226
Total equity	883	(32)	851

11.2.1 Management Commentary on the Historical Financial Information and Forecast Assumptions of Pacific National

A brief commentary on the historical financial performance of Pacific National for the years ended 30 June 2004 and 2005, and the key assumptions used to prepare the Toll Directors' forecast for Pacific National for the year ending 30 June 2006 are summarised below:

(a) Year ended 30 June 2004

- Freight revenue was $1.1 billion reflecting an increase of 32% over the prior year. The net profit after tax was $83.5 million.
- Solid growth in the general and bulk operations drove revenues higher, however this was partly offset by lower grain and regional container shipments. The inclusion of the ATN operations from March 2004 also contributed to the revenue growth.

(b) Year ended 30 June 2005

- Total revenues for Pacific National were $1.4 billion, including the contribution of $159 million from Freight Australia which was acquired in September 2004. This reflects new business and underlying revenue growth of 10%.
- Intermodal revenue growth continued to improve during the year as higher road transport fuel costs improved rail's relative competitiveness. In addition, as the national freight task grows, rail is becoming increasingly seen as an environmentally friendly and cost competitive linehaul modal alternative.
- Coal volumes continued to grow with high levels of export demand for coal being maintained.
- Low grain volumes due to drought conditions, particularly in Victoria, had a major impact on Freight Australia's earnings since acquisition of the business in September 2004.

(c) The Assumptions Adopted by the Toll Directors in Preparing the Pacific National Standalone Forecast Statement of Financial Performance under AIFRS for the year ending 30 June 2006 include:

- Forecast revenue of $1.5 billion represents a 12% increase on the year ended 30 June 2005.
- Forecast EBIT of $212 million represents a 15.2% increase on the year ended 30 June 2005. An EBIT margin of 13.9% for the year ending 30 June 2006 is forecast, compared to an EBIT margin of 13.5% achieved in the prior year. The individual key drivers of forecast performance are set out below:
 - The Rural and Bulk division performance is based on an 'average grain harvest', which results in a significantly improved result for the forecast period compared to prior year.
 - The commencement of operations in Queensland in March 2005 following significant start up expenditure is expected to increase revenues in the year ending 30 June 2006 and create further growth opportunities in the region.
 - The intermodal division is forecast to provide an increase in revenue and EBIT. Forecast growth is based on expected volume increases, across the network. Significant capacity expansion through capital expenditure in 2004 and 2005 is expected to provide a platform for volume growth.
 - Capital expenditure of $230 million is forecast, primarily relating to the continued replacement of rolling stock.

11.2.2 Impact of Transition to AIFRS on the Pacific National Historical and Forecast Financial Information

The expected changes in retained earnings and NPAT of Pacific National on adoption of AIFRS, based on the changes in accounting policies that are expected to be adopted in preparing the AIFRS reconciliation and the elections expected to be made under AASB 1 are set out below.

There is a significant amount of judgement involved in the preparation of the reconciliation from current AGAAP to AIFRS. Consequently the final reconciliations presented in the first financial report prepared in accordance with AIFRS may vary materially from the reconciliation provided below.

The forecast NPAT of Pacific National for the year ending 30 June 2006 is not expected to vary materially from the forecast NPAT prepared under AGAAP.

Pacific National AIFRS Reconciliations ($ millions)

	Note		
Retained earnings at transition date			
Retained earnings at 1 July 2004 under AGAAP			155
Taxation	a	33	
Employee benefits	b	(24)	
Impairment	c	(1)	
Provisions	d	(2)	6
Retained earnings at 1 July 2004 under AIFRS			161
NPAT			
NPAT for year ended 30 June 2005 under AGAAP			103
Taxation	a	(4)	
Employee benefits	b	2	
Provisions	d	(1)	
Business combinations	e	(14)	(17)
NPAT for year ended 30 June 2005 under AIFRS			86
Retained earnings at 30 June 2005			
Retained earnings at 30 June 2005 under AGAAP			258
Transitional AIFRS adjustments at 1 July 2004			6
AIFRS adjustments to NPAT for the year ended 30 June 2005			(17)
Employee benefits (elected to reflect in retained earnings)	b		(21)
Retained earnings at 30 June 2005 under AIFRS			226

Notes to the Reconciling Items

(a) Taxation

- On transition to AIFRS, the balance sheet method of tax effect accounting will be adopted, rather than the income method currently applied under AGAAP.
- The net effect upon transition is the recognition of a deferred tax asset and corresponding retained earnings increase of $32.7 million.
- The expected impact of the change in basis on the tax expense for the year ended 30 June 2005 is an increase in tax expense and decrease in deferred tax assets of $4.1 million.

(b) Employee Benefits – Defined Benefit Fund Superannuation Plans

- AASB 119 Employee Benefits requires Pacific National to recognise the defined benefit fund deficit in its statement of financial position. Pacific National is expected to elect to account for the actuarial gains and losses as an adjustment to retained earnings.
- The plan deficit as at 30 June 2004 was $36.2 million, of which $2.2 million had already been provided for under AGAAP. The increase of $34 million is recognised by charging $24 million to retained earnings and including $10 million in deferred tax assets at 1 July 2004.
- Under AASB 119, the net deficit of the defined benefit fund superannuation plan and the actuarial gains and losses each year must be recognised. Based on actuarial calculations of current service costs, the plan deficit increased by $24.1 million to $60.3 million at 30 June 2005. The impact of this change during the 2005 financial year is as follows:
 - A decrease in retained earnings of $20.8 million.
 - An increase in deferred tax assets of $7.4 million.
 - An increase in profit after tax of $2.4 million.

(c) Impairment of Assets

- Under AIFRS, the carrying amount of Pacific National's non-current assets must be reviewed for impairment at each reporting date. Impairment is assessed on cash generating units, being the smallest identifiable group of assets that generate cash inflows largely independent of the cash inflows of other assets or a group of assets.
- The Pacific National business was separated into independent cash generating units for the purpose of impairment testing. Upon transition to AIFRS, it is expected that an impairment loss of $1.2 million (net of tax) will need to be recognised.

(d) Provisions, Contingent Liabilities and Contingent Assets

- Upon transition to AIFRS, Pacific National is not able to recognise $2.1 million (net of tax) of contingent receivable assets, which do not meet the criteria for recognition of a contingent asset under AIFRS.
- As at 30 June 2005, the corresponding contingent asset value that cannot be recognised under AIFRS is $1.2 million.

(e) Business Combinations

- Movements in restructuring provisions during the year ended 30 June 2005 that were charged against goodwill under AGAAP are not allowed under AIFRS.
- Upon adoption of AIFRS, the provision movement will need to be reversed and $14.4 million of restructuring costs recognised in the post acquisition statement of financial performance. These are considered to be one-off costs to Pacific National.

11.3 Financial Profile of Patrick

11.3.1 Source of Historical Financial Information

Financial information relating to Patrick has been sourced from publicly available information. The primary sources of information used by Toll were as follows:

- Patrick's annual reports for 2003 and 2004 and half year reports for 2003, 2004 and 2005;
- Patrick's results presentations in 2003, 2004 and 2005;
- press releases and ASX announcements made by Patrick; and
- other publicly released information on Patrick.

The historical Patrick financial information has been presented in an abbreviated form. It does not contain all the disclosures usually provided in an annual report prepared in accordance with the Corporations Act.

11.3.2 Historical Statements of Financial Performance

Set out below are the historical statements of financial performance of Patrick. Additional disclosure has been presented to specifically identify significant non-recurring items.

The historical statements of financial performance of Patrick have been reviewed by KPMG Transaction Services. The Investigating Accountant's Report is included as Annexure A.

Summary Statements of Financial Performance – Patrick ($ millions)

	AGAAP		
Year ended	31 March 2004	30 September 2004	31 March 2005
Revenue from operating activities	1,152	1,250	1,408
EBITDA	213	237	270
Depreciation and amortisation	(79)	(82)	(88)
EBIT	134	155	182
Net interest expense	(24)	(19)	(15)
PBT	110	136	167
Income tax expense	(35)	(43)	(53)
Share of associates' NPAT	97	97	91
NPAT	172	190	205
Minority interests	(1)	(2)	(7)
NPAT attributable to members (before non-recurring items)	171	188	198
Non-recurring items	26	27	(5)
NPAT attributable to members (after non-recurring items)	197	215	193
Earnings per share			
Diluted earnings		201	
Number of shares		656	
Diluted EPS (cents)		30.7	

Note: The Patrick CRANES were not dilutive in the year ended 30 September 2004. Consequently, the CRANES dividend is subtracted from NPAT in calculating diluted earnings. Diluted EPS has not been calculated for the years ended 31 March 2004 and 2005 as these are not reporting periods of Patrick.

Patrick has a 30 September year end. The results of Patrick for the year ended 31 March 2004 have been compiled from the results of Patrick for the six months ended 30 September 2003 and six months ended 31 March 2004. Similarly, the results of Patrick for the year ended 31 March 2005 have been compiled from the results of Patrick for the six months ended 30 September 2004 and six months ended 31 March 2005.

Accounting Treatment of Virgin Blue

For the years ended 31 March 2004 and 30 September 2004, Patrick's interest in Virgin Blue was less than 50% and Patrick's equity accounted share of the net profits of Virgin Blue has been recorded as a single line item under Share of associates' NPAT.

Patrick increased its ownership stake in Virgin Blue to over 50% on 17 March 2005. Therefore, for the year ended 31 March 2005, Virgin Blue's financial performance between 1 April 2004 and 17 March 2005 has been recorded within Share of associates NPAT and the financial performance of Virgin Blue for the 13 days between 18 March 2005 and 31 March 2005 has been consolidated into Patrick's statement of financial performance as a subsidiary.

11.3.3 Statement of Financial Position

Set out below is the statement of financial position of Patrick as at 31 March 2005, extracted from the financial statements of Patrick at that date. In addition, a pro forma statement of financial position of Patrick as at 31 March 2005 has been presented below.

The pro forma adjustments to Patrick's statement of financial position at 31 March 2005 reflect the financial impact of significant publicly announced events in the period since 31 March 2005. These pro forma adjustments have been made for the purpose of preparing a pro forma Merged Group statement of financial position, as set out in Section 11.4.10. Further details of the pro forma adjustments are set out below. It should be noted that these adjustments are limited to the public information available.

The statement of financial position of Patrick as at 31 March 2005 and pro forma adjustments have been reviewed by KPMG Transaction Services. The Investigating Accountant's Report is included as Annexure A.

Summary Statement of Financial Position – Patrick ($ millions)

As at 31 March 2005	Consolidated AGAAP Reported	Reclassification of deferred consideration	Recognition of additional 7.54% ownership in Virgin Blue	Consolidated Group AGAAP Pro forma
Current assets				
Cash	128			128
Receivables	292			292
Other financial assets	697			697
Inventories	10			10
Other	29			29
Total current assets	1,156	–	–	1,156
Non-current assets				
Receivables	28			28
Investment in associates	486			486
Other financial assets	8			8
Property, plant and equipment	1,901			1,901
Deferred tax assets	46			46
Intangibles	740		74	814
Other	26			26
Total non-current assets	3,235		74	3,309
Total assets	4,391	–	74	4,465
Current liabilities				
Payables	604	(70)		534
Interest bearing liabilities	124	70		194
Current tax liabilities	18			18
Provisions	43			43
Total current liabilities	789	–	–	789
Non-current liabilities				
Interest bearing liabilities	1,053		150	1,203
Deferred tax liabilities	59			59
Provisions	34			34
Total non-current liabilities	1,146	–	150	1,296
Total liabilities	1,935		150	2,085
Net assets	2,456	–	(76)	2,380
Equity				
Contributed equity	1,315			1,315
CRANES	367			367
Reserves	42			42
Retained earnings	386		(21)	365
Minority interests	346		(55)	291
Total equity	2,456	–	(76)	2,380

11.3.4 Gearing Ratios

The pro forma gearing ratios of Patrick are set out below.

Gearing Ratios – Pro Forma Patrick

As at 31 March 2005	AGAAP
Gearing ratios	
Net debt to equity (%)	53%
Net debt to net debt+equity (%)	35%

11.3.5 Pro Forma Operating Lease Commitments

The pro forma operating lease commitments of Patrick, based on the latest available information are set out below.

Pro Forma Operating Lease Commitments – Patrick ($ millions)

	Patrick 30 September 2004	Virgin Blue 31 March 2004	Pro Forma Patrick
Operating lease commitments			
Within 1 year	60	167	227
Later than 1 year but not later than 5 years	150	516	666
Later than 5 years	188	211	399
Total operating lease commitments	398	894	1,292

11.3.6 *Events Impacting Patrick Subsequent to its Latest Reporting Date*

Aside from the ordinary course of business, events publicly announced as occurring between 31 March 2005 and the date of this Bidder's Statement, that would be expected to significantly impact the financial position and financial performance of Patrick are highlighted as:

- Patrick increased its stake in Virgin Blue from 54.87% as at 31 March 2005 to 62.41% on 1 April 2005 for a consideration of $150 million. This transaction would be expected to dilute the minority interest in Patrick's consolidated statement of financial position and statement of financial performance from 1 April 2005 and increase goodwill on acquisition and net debt. A pro forma adjustment to the Patrick statement of financial position at 31 March 2005 has been made to account for the increase in ownership of Virgin Blue, under AIFRS in accordance with AASB 127 Consolidated and Separate Financial Statements. The increase in goodwill on consolidation of Virgin Blue is calculated based on the average price of shares paid up to the date of initial consolidation. In this instance an adjustment to Patrick's consolidated retained earnings of $21 million is required on accounting for the additional stake in Virgin Blue, as the cost of the additional shares is above the average share price paid up to the date of initial consolidation; and
- Patrick owed $69.5 million in relation to the increase in equity of Virgin Blue to 54.87% at 31 March 2005. It has been assumed this has been paid in full, funded by additional non-current debt borrowings since 31 March 2005 and a pro forma adjustment has been made to Patrick's 31 March 2005 statement of financial position accordingly.

11.3.7 Impact of Transition to AIFRS on Patrick

Patrick will be required to prepare financial statements under AIFRS accounting policies from 1 October 2005.

Patrick's annual report for the year ended 30 September 2004 and financial report for the half year ended 31 March 2005 provide disclosure of the accounting policies of Patrick identified at those dates, that were expected to be impacted by the transition from AGAAP to AIFRS. However, Patrick had not quantified the expected impact of AIFRS on its financial performance, financial position or EPS. Insufficient information exists in the public domain to enable Toll to estimate the financial information of Patrick under an AIFRS basis of preparation and consequently this Bidder's Statement does not attempt to present Patrick AIFRS financial information, other than an adjustment for the non-amortisation of acquisition goodwill.

The accounting policies of Patrick that are expected to be impacted by the transaction to AIFRS, as well as a general description of the expected impact, as disclosed in the half year financial report to 31 March 2005, are set out below.

(a) Goodwill

- Increase in profit on an ongoing basis

Goodwill is currently amortised over the expected period of benefit, which is a maximum of 20 years. Under AIFRS, the amortisation of goodwill will cease, but goodwill will be written down if it becomes impaired.

As noted above, the forecast financial information presented in Section 11.4.3 does not include the amortisation of goodwill.

(b) Impairment of Assets (Including Goodwill)

- Initial impact on retained earnings at 1 October 2004
- Volatility in earnings in the event of impairment

Under existing accounting policies, non-current assets are written down to recoverable amount when the asset's carrying value exceeds its recoverable amount. Under AIFRS, recoverable amount is assessed as the greater of 'value in use' and fair value less costs to sell. Value in use is calculated based on the present value of discounted cash flows. AIFRS includes all assets, both current and non-current, within the scope of impairment testing.

(c) Equity-Based Compensation

- Initial impact will be to decrease retained earnings at 1 October 2004
- Increase in expenses on an ongoing basis

Under AIFRS, the cost of employee equity-based compensation in the form of options will be measured based on the fair value of those instruments, and will be recognised as an expense over the vesting period. The new rules apply to all equity based compensation payments issued after 7 November 2002 that did not vest by 1 January 2005.

(d) Post Employment Benefits

- Initial impact on retained earnings at 1 October 2004
- Volatility in the statement of financial position and/or future earnings

Patrick sponsors two defined benefit superannuation plans for employees. Under AIFRS, employer sponsors are required to recognise the net surplus or deficit in their defined benefit superannuation funds, as an asset or liability respectively. Net surpluses and deficits in funds arise due to differences between the market value of plan assets and the actuarial valuations of plan obligations. This will result in a change in Patrick's accounting policy, which does not currently recognise the net asset or liability of sponsored plans. Contributions to defined benefit plans are currently expensed when due and payable.

The initial adjustment will be made retrospectively through retained earnings, and will be based on actuarial valuations as at 1 October 2004. There are three options for the recognition of subsequent movements in the net position of plans. Patrick has not yet determined which one of the three options it will select.

(e) Income Tax

- Initial impact on retained earnings at 1 October 2004
- New assets/liabilities recognised

Under existing accounting policies, deferred tax balances are determined using the income statement method, and items are only tax effected if they are included in the determination of pre tax accounting profit, and taxable income and deferred taxes cannot be recognised directly in equity.

Under AIFRS, deferred tax balances are determined using the balance sheet method, which recognises deferred tax assets and liabilities based on differences between the accounting and tax values of items recognised in the statement of financial performance. In addition, current and deferred taxes attributable to amounts recognised directly in equity are also recognised directly in equity.

(f) Classification of Financial Information

- Certain equity balances reclassified to liabilities
- Increased interest expense

Patrick has issued equity instruments in the form of CRANES. Patrick's current accounting policy requires CRANES to be classified as equity, with distributions treated as dividends. Under AIFRS the majority of the face value of CRANES will be classified as a liability and related dividends will be classified as an interest expense.

(g) Hedge Accounting

- Initial impact on retained earnings at 1 October 2004
- New assets/liabilities recognised
- Volatility in the statement of financial performance

Patrick enters into financial instruments, such as foreign exchange contracts and interest rate swaps in order to mitigate its exposure to fluctuations in interest rates and exchange rates. Currently, the costs or gains arising under foreign exchange contracts together with any realised or unrealised gains from re-measurement are included in assets or liabilities as deferred losses or deferred gains. The net fair value of financial assets or financial liabilities arising from interest rate swap agreements is progressively brought to account over the period of settlement of loan payments.

Under AIFRS, all financial instruments, will be recognised as assets or liabilities and measured at fair value. Hedge accounting will only be available where specific designation and effectiveness criteria are satisfied. Where such rules are met, changes in the fair value of financial instruments will be recognised directly in equity, and are then recycled to the statement of financial performance when the hedged transaction affects the statement of financial performance. Where the hedge accounting rules are not met, the statement of financial performance will be directly impacted by changes in the fair values of financial instruments, and this can result in volatility in the statement of financial performance.

(h) Investments in Associates

- Initial impact on retained earnings at 1 October 2004
- Volatility in earnings in the event of impairment
- Impact on Patrick's future equity accounted earnings

Under AIFRS the equity accounting method will continue to be used. The carrying value of investments in associates and retained earnings will be adjusted with an initial adjustment arising from adoption of AIFRS. Patrick's ongoing share of equity accounting will be impacted by the adoption of AIFRS by associates which are yet to be quantified and disclosed by associates.

(i) Government Grants

- Initial impact on retained earnings at 1 October 2004
- Increase in revenue on an ongoing basis

Under AIFRS grants for the acquisition or construction of an asset must initially be recognised as deferred income in the statement of financial position, and recognised as revenue over the useful life of the asset. This will result in a change in the current policy, whereby all government grants are recognised as revenue in the period in which the grant becomes receivable.

11.4 The Merged Group

11.4.1 Important Information

Source of Forecast Patrick Financial Information

Toll has not had access to information on Patrick and Virgin Blue other than that which is available in the public domain. Toll has not had access to the directors, management or staff of Patrick or Virgin Blue, or to any Patrick or Virgin Blue detailed budgets, work papers, accounting records or other documentation. Therefore, there is some uncertainty associated with the financial information relating to Patrick and Virgin Blue. Toll does not, except as required by law, make any representation or warranty, express or implied, as to the accuracy or completeness of this information. It is expected that Patrick will release up to date financial information and financial forecasts in its target's statement that will be sent to Patrick Shareholders and made available publicly.

Presentation of Abbreviated Financial Information

The Toll, Patrick and Merged Group financial information has been presented in abbreviated form. It does not contain all the disclosures usually provided in an annual report prepared in accordance with the Corporations Act.

11.4.2 Basis of Preparation of Merged Group Financial Information

(a) Toll Standalone versus Merged Group

Toll or Toll standalone relates to Toll prior to the Offer occurring. Merged Group relates to Toll after the Offer is completed.

(b) Source of Forecast Financial Information for Toll and Pacific National

The forecast financial information for Toll and Pacific National for the year ending 30 June 2006 on a standalone basis represents the Toll Directors' best estimates.

(c) Source of Forecast Financial Information for Patrick and Virgin Blue

The financial year end adopted by Toll is 30 June compared to 30 September adopted by Patrick and Virgin Blue.

The forecast statements of financial performance and cash flows of Patrick and Virgin Blue for the year ending 30 June 2006 have been prepared based on the average of the independent broker forecasts for Patrick and Virgin Blue for the financial years ending 30 September 2005 and 30 September 2006. Patrick's forecast earnings and cash flows for the year ending 30 June 2006 have been estimated by adding three-quarters of the Average Broker estimate for the year ending 30 September 2006 and half of the Average Broker estimate for the six months to 30 September 2005.[44]

The broker reports which have been used to compile the Average Broker forecasts were all updated on 18 and 19 August 2005 following the earnings downgrade announced by Patrick for the year ending 30 September 2005.

Broker reports issued since 19 August 2005 have not been used in compiling the Average Broker forecast, on the basis that the full population of broker reports have not been updated and that they do not represent a material change on the previous forecasts.

Where considered necessary, independent broker forecasts have been adjusted to report forecasts on a consistent accounting basis.

(d) Adjustments to Average Broker Forecasts for Patrick

The Average Broker Patrick forecast for the year ending 30 June 2006 includes a forecast for equity accounted profits from Pacific National during the period.

The equity accounted profits of Pacific National within the Patrick forecast have been adjusted to equate to 50% of the Toll Directors' forecast NPAT of Pacific National for the year ending 30 June 2006. As Pacific National is consolidated as a wholly owned subsidiary in the Merged Group forecast statement of financial performance, this adjustment has no impact on the Merged Group forecast.

A Patrick forecast statement of financial performance (excluding Virgin Blue) is presented in Section 11.4.3, for the purposes of compiling the forecast statement of financial performance for the Merged Group for the year ending 30 June 2006. The Patrick (excluding Virgin Blue) forecast statement of financial performance has been calculated by de-consolidating the Average Broker forecast for Virgin Blue (on a standalone basis) from the Average Broker forecast for the Patrick consolidated Group.

(e) Pro Forma Acquisition Date of 1 July 2005

The pro forma statement of financial position of the Merged Group has been presented based on the combination of the Toll unaudited statement of financial position at 30 June 2005, the Pacific National unaudited statement of financial position at 30 June 2005 and the Patrick pro forma statement of financial position at 31 March 2005. Assumptions have been made, as set out below in Section 11.4.13, regarding necessary consolidation adjustments to include Patrick within the Merged Group.

The pro forma forecast NPAT for the Merged Group for the year ending 30 June 2006 is reconciled to the expected results for the period from the assumed acquisition date of 1 January 2006 in Section 11.4.7.

[44] Calculated by deducting Patrick's actual results for the six months to 31 March 2005 from Average Broker estimates for the year ending 30 September 2005.

(f) AIFRS Financial Information

For reporting periods beginning on or after 1 January 2005, Toll and the Merged Group will be required to comply with AIFRS.

Under the provisions of AIFRS, Toll and the Merged Group will present actual results for the year ending 30 June 2006 under AIFRS and will be required to restate comparative financial information for the year ended 30 June 2005.

As discussed in Sections 11.1.10 and 11.2.2, Toll has quantified the impact of the transition from AGAAP to AIFRS on the statement of financial performance of Toll and Pacific National for the year ended 30 June 2005 and the forecast year ending 30 June 2006 and the statement of financial position as at 30 June 2005.

The annual reports of Patrick and Virgin Blue for the years ended 30 September 2004 and 31 March 2004 respectively and the financial reports of Patrick and Virgin Blue for the periods ended 31 March 2005 provide disclosure of the accounting policies of Patrick and Virgin Blue that are expected to be impacted by the transition from AGAAP to AIFRS. However, neither Patrick nor Virgin Blue has quantified the expected impact of the transition on the financial performance, financial position or EPS. Insufficient information exists to enable Toll to estimate the financial information of Patrick and Virgin Blue under AIFRS .

The Merged Group pro forma statement of financial position at 30 June 2005 has been compiled using the AIFRS acquisition accounting guidelines set out in AASB 3 Business Combinations. Consequently, whilst the Merged Group pro forma statement of financial position at 30 June 2005 is intended to reflect AIFRS accounting policies, it is still subject to AIFRS adjustments that would be required to the Patrick and Virgin Blue statements of financial position on a standalone basis.

For the purpose of calculating goodwill on the acquisition of Patrick, the Toll Directors will need to fair value the assets that will be acquired and the liabilities that will be assumed, including the allocation of the purchase consideration over the net tangible assets and the various intangible assets that will be acquired. When that exercise is completed, adjustments may need to be made to the pro forma statement of financial position and other intangible assets may need to be recognised. Those intangible assets may need to be amortised over the period of their economic benefit to the Merged Group and such amortisation charges will reduce future reported earnings. Due to the limited public information available on Patrick, it is not possible for Toll to identify any such intangible assets and consequent amortisation charges at this stage.

The pro forma statement of financial performance of the Merged Group for the year ending 30 June 2006 presents the forecasts of Toll and Pacific National under an AIFRS basis of preparation. The Patrick and Virgin Blue forecasts for the year ending 30 June 2006 included in the Merged Group statement of financial performance exclude the amortisation of goodwill but do not account for other potential AGAAP to AIFRS differences.

(g) Merger Synergies and Restructure Costs

Included within the Merged Group forecast financial information is an estimate of the synergies and one-off restructure costs that are expected to arise.

The estimated impact of the synergies and restructuring costs is based on Toll's industry knowledge and information on Patrick that is available in the public domain.

Any final decisions and estimates on these matters will only be reached in light of all the material facts and information once Toll has had an opportunity to conduct a detailed review of Patrick's operations and any relevant internal information.

The Merged Group pro forma forecast statement of financial performance and cash flows for the year ending 30 June 2006 incorporate the expected full year synergy benefits and one-off restructuring costs (disclosed as non-recurring items). This will differ from the actual synergies and restructuring costs that are expected to be incurred in the period from the date of acquisition (assumed to be 1 January 2006) to 30 June 2006.

11.4.3 Pro Forma Forecast Statement of Financial Performance

Set out below is the pro forma forecast statement of financial performance for the year ending 30 June 2006 for the Merged Group.

The pro forma forecast statement of financial performance for the year ending 30 June 2006 for the Merged Group has been reviewed by KPMG Transaction Services. The Investigating Accountant's Report is included as Annexure A.

Pro Forma Forecast Statement of Financial Performance – Merged Group ($ millions)

Forecast year ending 30 June 2006	AIFRS Toll	AGAAP Patrick (Virgin Blue deconsolidated)	Pro forma Merged Group
Revenue from operating activities	4,041	1,469	7,150
EBITDA	444	286	1,126
Depreciation	(146)	(81)	(346)
EBIT	298	205	780
Net interest costs:			
Net interest expense	(25)	(50)	(105)
Toll RPS dividend	(16)		(16)
Total net interest costs	(41)	(50)	(121)
PBT and before share of associates' NPAT	257	155	659
Income tax expense	(58)	(46)	(178)
Share of associates' NPAT	59	60	28
NPAT	258	169	509
Minority interests	(8)	(5)	(13)
NPAT attributable to members (before non-recurring items)	250	164	496
Non-recurring items			(32)
NPAT attributable to members (after non-recurring items)	250	164	464

11.4.4 Pro Forma Forecast EPS

Set out below is the forecast Toll standalone and the Merged Group's forecast EPS for the year ending 30 June 2006 (prepared in accordance with AASB 133 Earnings Per Share).

Diluted EPS Calculation

Forecast year to 30 June 2006	Toll standalone	Pro forma Merged Group
Diluted earnings ($ millions)	266	512
Number of shares (millions)	355	662
Diluted EPS (cents)	74.8	77.3
EPS accretion %		3.3%

The basis of calculation of diluted earnings and forecast EPS of Toll standalone and the pro forma Merged Group for the year ending 30 June 2006 is set out in Section 11.4.8.

11.4.5 Key Assumptions Underlying the Pro Forma Merged Group Forecast Statement of Financial Performance

The key assumptions applied in compiling the Merged Group pro forma statement of financial performance are:

- effective acquisition date is 1 July 2005;
- goodwill on acquisition is not amortised;
- Pacific National is fully consolidated as a wholly owned subsidiary;
- Virgin Blue is equity accounted as an associate investment;
- interest rates on refinanced Merged Group debt are 6.3%;
- the incremental effective tax rate of the Merged Group is 30%;
- synergies and non-recurring restructuring costs (refer to Section 11.4.6 below) are recorded as incurred; and
- intercompany transactions between Toll and Pacific National have not been eliminated on consolidation as there would be no EBIT or NPAT impact on the Merged Group from this assumption.

Non-Recurring Items

One off items included in the forecast pro forma statement of financial performance include:

- non-recurring restructuring costs of $36 million ($25 million post tax) that are expected to be incurred to provide the forecast synergy benefits; and
- debt arrangement fees of $10 million ($7 million post tax) incurred on bridging finance associated with the transaction (one off financing costs). Debt arrangement fees will be funded by the bridging debt facility on acquisition and are consequently not in the pro forma forecast cash flows for the year ending 30 June 2006.

11.4.6 Details of Key Expected Synergies

Toll currently estimates that full year gross synergies of approximately $65 million ($45.5 million after tax) could be achieved within three years of Toll's acquisition of Patrick.

Toll currently estimates one-off restructuring costs of $36 million will be incurred in order to achieve these estimated gross annual synergies.

The pro forma forecast financial statements of the Merged Group include the full annual synergy benefits that are expected to be realised, plus the one-off restructuring costs that are expected to be incurred in the first year post-acquisition.

The gross synergies included in the pro forma forecast statement of financial performance will not equate to the actual synergy benefits achieved in the first 12 months post-acquisition due to the time required to realise the full level of anticipated synergies.

Gross synergy benefits of approximately $65 million are expected to be generated in the following areas:

- operational cost savings (including technology systems);
- administration cost savings; and
- additional EBIT from revenue growth.

As noted in Section 11.4.1, due to the limited public information available on Patrick, there is some uncertainty associated with the forecast financial information and actual synergies and restructure costs may differ from those estimated. To reflect this level of uncertainty, a sensitivity analysis has been included in Section 11.4.14 to illustrate the impact on NPAT and EPS of the Merged Group if EBITDA exceeds or is below the pro forma forecast.

11.4.7 Comparison of the Pro Forma NPAT and the Forecast NPAT for the year ending 30 June 2006 Assuming a 1 January 2006 Acquisition Date

The following table compares the pro forma forecast NPAT to the forecast NPAT of the Merged Group for the year ending 30 June 2006 before non-recurring items, based on a 1 January 2006 acquisition date. This is assumed to approximate the actual acquisition date and therefore this table provides an approximate reconciliation of the pro forma NPAT to the statutory forecast NPAT for the Merged Group for the year ending 30 June 2006.

Reconciliation of Forecast Merged Group NPAT Before Non-Recurring Items

Forecast year ending 30 June 2006	$million	Diluted EPS (cents)
Pro forma forecast NPAT	496	77.3
NPAT impact of six months trading:		
Patrick (including 50% of Pacific National)	(83)	
Virgin Blue	(11)	
Synergy benefits (post tax)	(39)	
Reduction in interest savings (post tax)	(9)	
Forecast reported NPAT based on a 1 January 2006 acquisition	354	72.6

Significant reconciling differences between the forecast based on a 1 January 2006 acquisition date and the pro forma forecast comprise:

- six months additional trading post-acquisition for Patrick, Pacific National (Patrick's 50% share of NPAT), and Virgin Blue under the pro forma 1 July 2005 acquisition date scenario;
- full year synergy benefits in the pro forma statement of financial performance compared with only the first six months post-acquisition synergies in the statement of financial performance from a 1 January 2006 acquisition date. It is assumed that the total non-recurring restructuring and exit costs are incurred under both scenarios (disclosed within non-recurring items); and
- reduced interest savings from a six month delay in refinancing existing net debt.

11.4.8 The Basis of EPS Calculations

(a) Toll

- Toll's diluted earnings is calculated from forecast NPAT attributable to members after minority interests for the year ending 30 June 2006, adjusted for Toll RPS dividends, which have been included as an interest expense of Toll in the year ending 30 June 2006 under AIFRS.
- The number of diluted Toll Shares represents 330 million ordinary shares on issue, at 30 June 2005, plus the dilutive impact of the potential conversion of the Toll RPS into 21 million ordinary shares, and the potential dilutive impact of Toll executive share options. The number of Toll options deemed to be dilutive is calculated as 3 million in accordance with AASB 133 Earnings Per Share.
- In addition, the assumed reinvestment of 25% of the Toll ordinary dividend in Toll Shares through the dividend reinvestment plan is calculated to increase the average number of Toll Shares in issue during the year by 1 million (based on a Toll Share price of $13.58).

(b) Merged Group

- Merged Group diluted earnings have been calculated on the pro forma Merged Group NPAT attributable to members of $496 million for the year ending 30 June 2006 (excluding one-off costs) but including the Toll RPS dividends of $16 million as an interest charge.
- The Merged Group's diluted share base comprise Toll's diluted share base of 354 million shares (excluding the Toll shares issued through the dividend reinvestment plan), together with 305 million Toll Shares to be issued to Patrick Shareholders (including those assumed to be issued in relation to the conversion of the CRANES and options) in accordance with the terms of Toll's Offer.
- It has been assumed that 25% of the Merged Group dividend, which equates to $48 million, is reinvested in Toll Shares during the year ending 30 June 2006. Based on a Toll Share price of $13.58, this equates to an average 1.8 million additional shares, which are included in the EPS calculation of the Merged Group.

11.4.9 Pro Forma Forecast Summary of Cash Flow Information

Set out below is the summary pro forma forecast cash flow information for the year ending 30 June 2006 for the Merged Group, assuming a 1 July 2005 acquisition date. This is not purported to represent a statutory statement of cash flows, rather a summary of the key elements of cash flow information.

The summary of pro forma forecast cash flow information for the year ending 30 June 2006 for the Merged Group has been reviewed by KPMG Transaction Services. The Investigating Accountant's Report is included as Annexure A.

Pro Forma Forecast Statement of Cash Flows – Merged Group ($ millions)

Year ending 30 June 2006	Pro forma Merged Group
EBITDA	1,126
Non recurring expenditure (pre tax)	(36)
Net capital expenditure	
Toll	(140)
Pacific National	(230)
Patrick	(240)
Capital expenditure	(610)
Movement in working capital	(40)
Pro forma free cash flows (pre tax)	440
Tax paid	(167)
Pro forma free cash flows (post tax)	273
Interest paid	(121)
Net financing	(8)
Cash flows post-financing	144
Dividend paid	(144)
Net cash flow	–

Set out below is a comparison of pro forma forecast EBITDA and net capital expenditure for Toll, Patrick and Pacific National for the year ending 30 June 2006.

Forecast EBITDA versus Capital Expenditure ($ millions)

Year ending 30 June 2006	Toll	Patrick	Pacific National	Synergies	Pro forma Merged Group
EBITDA	444	286	331	65	1,126
Net capital expenditure	(140)	(240)	(230)	–	(610)
EBITDA less capital expenditure	304	46	101	65	516

Key assumptions applied in compiling the pro forma forecast Merged Group summary of cash flow information include:

- Capital expenditure for Patrick (excluding Virgin Blue) for the year ending 30 June 2006 is based on the Average Broker estimate.
- The capital expenditure forecasts of Toll and Pacific National for the year ending 30 June 2006 are based on the Toll Directors' best estimates. For further details of the assumptions underlying the Toll and Pacific National forecast capital expenditure, refer to the Toll and Pacific National standalone forecast assumptions in Sections 11.1.9 and 11.2.1 respectively.
- Income tax is paid in the period in which it is incurred (i.e. income tax expense equates to income tax paid).
- Interest is paid in the period in which it is incurred (i.e. interest expense equates to interest paid).
- Working capital movements are calculated on an equivalent of weighted average ratios of accounts receivable and accounts payable as historically experienced by the pro forma Merged Group.
- The Merged Group has a dividend payout ratio of 40% of NPAT (after minority interests but before RPS costs). The forecast cash flows assume that 25% of the Merged Group dividend is reinvested in Toll Shares through the dividend reinvestment plan.

11.4.10 Pro Forma Statement of Financial Position

Set out below is the pro forma statement of financial position of the Merged Group as at 30 June 2005. The pro forma statement of financial position of the Merged Group as at 30 June 2005 has been reviewed by KPMG Transaction Services. The Investigating Accountant's Report is included as Annexure A.

Pro Forma Statement of Financial Position – Merged Group ($ millions)

	AIFRS Toll Unaudited 30 June 2005	AGAAP Patrick pro forma 31 March 2005	AIFRS Pacific National Unaudited 30 June 2005	Pro forma Merged Group 30 June 2005
Current assets				
Cash	152	128	94	–
Receivables	420	292	142	797
Other financial assets	–	697	–	24
Inventories	17	10	29	55
Assets held for sale	25	–	–	25
Other	25	29	17	57
Total current assets	639	1,156	282	958
Non-current assets				
Receivables	46	28	–	74
Equity investments in associates	434	486	–	545
Other financial assets	158	8	–	159
Property, plant and equipment	946	1,901	1,496	3,312
Deferred tax assets	60	46	145	233
Intangibles	193	814	16	3,184
Other	5	26	116	139
Total non-current assets	1,842	3,309	1,772	7,646
Total assets	2,481	4,465	2,054	8,604
Current liabilities				
Payables	363	534	171	734
Interest bearing liabilities	216	194	–	–
Current tax liabilities	39	18	12	68
Provisions	183	43	62	246
Other	6	–	–	6
Total current liabilities	806	789	245	1,054
Non current liabilities				
Interest bearing liabilities	491	1,203	713	1,912
Deferred tax liabilities	54	59	72	159
Provisions	76	34	109	193
Other	17	–	64	81
Total non-current liabilities	638	1,296	958	2,345
Total liabilities	1,444	2,085	1,203	3,399
Net assets	1,037	2,380	851	5,205
Equity				
Contributed equity	564	1,315	625	4,719
CRANES	–	367	–	–
Treasury shares	(11)	–	–	(11)
Reserves	13	42	–	13
Retained earnings	428	365	226	428
Total equity attributable to parent	994	2,089	851	5,149
Minority interests	43	291	–	56
Total equity	1,037	2,380	851	5,205

Patrick's reported statement of financial position as at 31 March 2005 has been adjusted for known events that occurred since 31 March 2005. Details of these adjustments are set out in Section 11.3.6.

11.4.11 Gearing and Interest Cover Ratios of the Merged Group

Set out below are gearing and interest cover ratios for the Merged Group, based on the forecast pro forma statement of financial performance for the year ending 30 June 2006 and the pro forma statement of financial position set out above.

Key Ratios – Merged Group



Gearing ratios (as at 30 June 2005)	
Net debt to equity (%)	37%
Net debt to net debt+equity (%)	27%
Interest cover ratios (year ending 30 June 2006)	
EBITDA to interest (times)	9
EBIT to interest (times)	6

Note: Gearing ratios for the Merged Group include Toll RPS classified as debt.

11.4.12 Pro Forma Operating Lease Commitments of the Merged Group

The pro forma operating lease commitments of the Merged Group as at 30 June 2005 are set out below, based on latest available financial information.

Operating Lease Commitments – Merged Group ($ millions)



	Toll 30 June 2005	Pacific National 30 June 2005	Patrick 30 September 2004	Merged Group
Operating lease commitments				
Within 1 year	131	19	61	211
Later than 1 year but not later than 5 years	352	35	150	537
Later than 5 years	200	43	188	431
Total operating lease commitments	683	97	399	1,179

11.4.13 Key Assumptions used to Compile the Pro Forma Statement of Financial Position

The following key assumptions have been applied in compiling the pro forma statement of financial position:

(a) Cost of Investment

- Toll acquires 100% of the Patrick Shares which it does not already own, for the following cost of investment:
 - 0.4 Toll Shares per Patrick Share, equating to $4.2 billion based on a Toll Share price of $13.58;
 - $0.75 in cash per Patrick Share, equating to $571 million;
 - a fully franked Special Dividend of 0.3 Virgin Blue Shares per Patrick Share, with a value of $314 million (based on a Virgin Blue Share price of $1.59). This excludes the 4.3% of the total dividend that is distributed to Toll directly as a Patrick Shareholder; and
 - estimated transaction costs of $41 million.
- Pro forma intangibles, including goodwill on the acquisition of Patrick by Toll, is calculated to be $2.8 billion.

(b) Fair Value of Net Assets Acquired

- For the purposes of calculating goodwill in the pro forma Merged Group statement of financial position, the book value of Patrick's assets and liabilities, as reported in the pro forma consolidated statement of financial position as at 31 March 2005, is assumed to be equal to their fair value at the date of acquisition (with the exception of the carrying value of Virgin Blue (refer below)). Potential adjustments to Patrick's statement of financial position on the adoption of AIFRS cannot be calculated from the public information available and have not been considered. The limitations of these assumptions regarding the fair value of the assets and liabilities acquired are set out in Section 11.4.2(f).
- Patrick's investment in Virgin Blue may potentially be subject to a fair value write-down in the books of Patrick prior to acquisition to reflect the difference between its carrying value at 31 March 2005 and the Virgin Blue Share price at the date of acquisition. For the purposes of preparing the pro forma statement of financial position of the Merged Group, the carrying value of Virgin Blue in Patrick Group has been reduced to equate to $1.59 per Virgin Blue Share.

(c) Accounting for the Ownership Restructure of Virgin Blue

- 19.7% of Virgin Blue Shares are distributed to Patrick Shareholders via the Special Dividend, which is based on a Virgin Blue Share price of $1.59 equating to a dividend of $328 million. Of the total Special Dividend of $328 million, $14 million is paid to Toll as a 4.3% direct Patrick Shareholder.
- 15% of Virgin Blue's share capital is sold through a share offer at a price of $1.59 immediately post-acquisition and the proceeds of $250 million are offset against interest bearing debt in the pro forma statement of financial position.
- The Merged Group retains a 27.7% stake in Virgin Blue, in addition to the Virgin Blue Shares that Toll will receive directly from the Special Dividend as a Patrick Shareholder. The corresponding cost of investment of the total retained investment in Virgin Blue is $475 million based on a share price of $1.59 per share. The net profit share of Virgin Blue that is attributable to the Merged Group is equity accounted in the pro forma statement of financial performance.
- Under the terms of the Underwriting Agreement, the retained stake could be reduced to a minimum of 7.7%. A sensitivity is considered in Section 11.4.14 to reflect the impact on NPAT, EPS and gearing of the Merged Group if the retained stake in Virgin Blue is reduced to 7.7%.

(d) Patrick Senior Executive Options

- The Merged Group forecast financial information has been prepared assuming that all the Patrick Senior Executive Options on issue prior to the Announcement Date are exercised by optionholders. This provides a prudent assumption for the purpose of presenting the Merged Group forecasts, including EPS. The exercise of all Patrick options would provide a cash inflow of $212 million and an equivalent increase in Patrick ordinary share capital.
- The 4.5 million Patrick Senior Executive Options that were exercised on 9 September 2005 have not been considered in the preparation of the Merged Group pro forma financial information. The issue of these options does not have a material impact on EPS, net debt, or NPAT of the Merged Group as it has been assumed that all options are exercised on a change of control of Patrick.
- Sensitivity 2 in Section 11.4.14 illustrates the expected impact on gearing, NPAT and EPS of the Merged Group if all of the Patrick Senior Executive Options on issue prior to the Announcement Date were acquired for cash rather than exercised prior to acquisition.

(e) **CRANES**

- Toll has not formed an intention as to whether it will cause Patrick to redeem or convert the CRANES. However, the forecast financial information of the Merged Group has been prepared assuming that all the CRANES are converted to Patrick Shares once Toll has gained control of Patrick. This provides a prudent assumption for the purpose of presenting the forecast for the Merged Group, including EPS.
- It has been assumed that the CRANES holders do not convert their CRANES prior to the Special Dividend record date and will consequently receive a higher number of Patrick Shares on conversion to compensate.
- Sensitivity 2 in Section 11.4.14 illustrates the expected impact on gearing, NPAT and EPS of the Merged Group if the CRANES are redeemed rather than converted on acquisition.

(f) **Debt Refinancing (refer Section 12)**

- Existing Toll, Patrick and Pacific National debt will be re-financed on acquisition (with the exception of the Toll RPS) with bridging debt (which will subsequently be refinanced during the year ending 30 June 2006) and with a cash sweep prior to refinancing. Opening pro forma Merged Group net debt levels are $1.9 billion.
- The assumed weighted average interest rate relating to the new debt facilities is 6.3% for the year ending 30 June 2006.

(g) **Transaction Related Costs**

- Expected transaction costs of approximately $41 million in relation to the acquisition of Patrick, are included in the cost of acquisition and calculation of goodwill.
- Costs totalling approximately $10 million in relation to bridging debt arrangement fees have been netted against interest bearing liabilities in the pro forma statement of financial position. Debt arrangement fees must be amortised in line with the life of the related debt and accordingly these costs are fully amortised in the forecast statement of financial performance of the Merged Group in the year ending 30 June 2006 upon the subsequent refinancing of the bridging debt (disclosed as a non-recurring item).
- Defence advisory costs incurred by Patrick have not been accounted for in the acquisition statement of financial position of Patrick and the pro forma goodwill on consolidation of the Merged Group.

11.4.14 Sensitivity Analysis on the Pro Forma Merged Group Forecasts for the year ending 30 June 2006

The following sensitivity analysis is presented on the Merged Group financial information.

(a) **Sensitivity 1 – Retained Virgin Blue Interest is Reduced to 7.7%**

The pro forma Merged Group forecast financial information assumes the Merged Group retains a 28.5% interest in Virgin Blue (including the Virgin Blue Shares owned directly by Toll following the Special Dividend). However, pursuant to the Underwriting Agreement (refer to Section 9.4) the Merged Group's retained interest in Virgin Blue could be prospectively as low as 7.7%.

If the investment in Virgin Blue reduces to below 20%, it is expected that the Merged Group will not be able to equity account for its share of the net profit of Virgin Blue and therefore the investment will be held at cost. If the profit share of Virgin Blue cannot be equity accounted, the impact on the Merged Group is expected to be:

- a net reduction in the Merged Group NPAT and EPS relating to the Virgin Blue profits foregone, assuming Virgin Blue does not pay a dividend, offset by interest savings achieved by utilising additional Virgin Blue sale proceeds to repay debt; and
- a reduction in debt and gearing from additional sale proceeds.

The table below illustrates the expected impact on NPAT, EPS and gearing of a retained stake in Virgin Blue to below 28.5%.

Sensitivity 1: Reduction of Virgin Blue interest



Percentage ownership	Revised pro forma forecast NPAT for the year ending 30 June 2006 ($ million)	Revised gearing at 30 June 2005	Revised pro forma forecast diluted EPS for the year ending 30 June 2006 (cents)
28.5%	496	27%	77.3
23.5%	495	26%	77.2
18.5%	481	25%	75.0
13.5%	484	24%	75.5
7.7%	488	23%	76.1

Note: 1. Gearing is calculated as net debt divided by net debt plus total equity

Note: 2. NPAT is defined as before non-recurring items

(b) Sensitivity 2 – CRANES are Redeemed, Options are Acquired for Cash

The pro forma forecast financial information of the Merged Group assumes the CRANES are converted to Patrick Shares and options are exercised for Patrick Shares on Toll gaining control of Patrick. This assumption has been adopted as Toll has obtained Senior Counsel's advice that the CRANES Terms are ambiguous as to whether CRANES holders have the right to require Patrick to convert their CRANES into Patrick Shares on the Change of Control Event. Consequently Toll has not formed an intention as to whether it will cause Patrick to redeem or convert the CRANES. Further, Toll has not yet formed an intention as to whether it will make an offer to Patrick Senior Executive Optionholders to acquire their Patrick Senior Executive Options. The ultimate treatment of the CRANES and Senior Executive Options will have an impact on both EPS and gearing levels of the Merged Group. The table below illustrates the expected impact on NPAT, EPS and gearing if the CRANES and Patrick Senior Executive Options are redeemed and acquired respectively on acquisition.

Sensitivity 2: Redemption of CRANES and Acquisition of Options

	Revised pro forma forecast NPAT for the year ending 30 June 2006 ($ million)	Revised gearing at 30 June 2005	Revised pro forma forecast diluted EPS for the year ending 30 June 2006 (cents)
Percentage of CRANES redeemed			
0%	496	27%	77.3
100%	479	32%	78.1
Percentage of options acquired			
0%	496	27%	77.3
100%	484	31%	77.6
Percentage of CRANES redeemed and options acquired			
0%	496	27%	77.3
100%	467	36%	78.4

(c) Sensitivity 3 – Forecast Sensitivity

As highlighted on the inside cover, there is inherent risk and uncertainty in any forecast information, which is heightened as Toll has only had access to public information on Patrick and Virgin Blue. Given this inherent risk, the following sensitivities and their respective impact on pro forma EBITDA, NPAT and EPS have been considered:

- Gross synergies of $65 million per annum are currently estimated to be realisable on the combination of the Toll and Patrick businesses. A sensitivity is presented to illustrate the impact on pro forma NPAT and EPS of the Merged Group if gross pre tax synergies are $10 million above or below forecast.
- The quality of the grain harvest is a key driver of Pacific National's result. An 'average' harvest has been assumed in the Pacific National forecast for the year ending 30 June 2006. If the grain harvest is poor, the impact on Pacific National EBITDA is estimated to be up to $30 million and conversely if the grain harvest is above average, the potential benefit to EBITDA is estimated to be $15 million. The impact of this risk and upside opportunity on the pro forma Merged Group NPAT and EPS has been presented as a sensitivity below.
- The forecast performance of Toll standalone for the year ending 30 June 2006 is not fundamentally driven by one assumption, rather a combination of assumptions that are independently immaterial to the Toll result. As such, general sensitivities have been presented to illustrate the potential impact on the pro forma forecast statement of financial performance of the Merged Group if the Toll standalone forecast EBITDA is 5% above or below forecast.
- Given the lack of available public information on Patrick and the inherent limitations of using Average Broker forecasts, general sensitivities against the Average Broker forecast for Patrick have been considered. General sensitivities have been presented to illustrate the potential impact on the pro forma forecast statement of financial performance of the Merged Group if the Patrick forecast EBITDA is 5% above or below Average Broker forecast.

Sensitivity 3: Forecast Sensitivity

Forecast year ending 30 June 2006	Revised pro forma NPAT of the Merged Group ($ million)	Revised diluted EPS of the Merged Group (cents)	Impact on standalone entities: Toll standalone	Patrick standalone
Pro forma statement of financial performance	496	77.3		
Synergy quantum sensitivity				
Pre tax synergy $10 million above forecast	503	78.4	N	N
Pre tax synergy $10 million below forecast	489	76.1	N	N
Pacific National earnings sensitivity				
Increase in EBITDA of $15 million	507	78.9	Y	Y
Reduction in EBITDA of $30 million	474	73.9	Y	Y
Toll EBITDA sensitivity				
Toll standalone EBITDA 5% above forecast	513	79.8	Y	N
Toll standalone EBITDA 5% below forecast	479	74.8	Y	N
Patrick EBITDA sensitivity				
Patrick EBITDA 5% above forecast	507	78.9	N	Y
Patrick EBITDA 5% below forecast	485	75.7	N	Y

11.4.15 Consistency of Accounting Policies between Toll and Patrick

The principal accounting policies adopted by Toll are set out in detail in Annexure B. Toll has conducted a review of the accounting policies of Patrick, as disclosed in Patrick's 2004 annual report, for consistency with the accounting policies of Toll.

The key AGAAP accounting policy differences, which could impact the comparability of historic results of Patrick and Toll are considered to be:

- Non-current assets are reviewed annually for impairment by both Toll and Patrick to ensure assets are carried at the lower of carrying value and recoverable amount. However, Toll assesses recoverable amount based on undiscounted cash flows, whilst Patrick assesses recoverable amount based on the net present value (i.e. discounted) cash flows. Under AIFRS guidelines, recoverable amount tests must be performed on a discounted cashflow basis.
- Toll has independent valuations of freehold land and buildings performed every three years but does not revalue assets upwards for any surplus. Patrick records land at fair value, thereby accounting for any surplus or deficit to carrying value on an annual basis.

Toll is not aware of any significant changes to Pacific National's accounting policies that would be required on consolidation of the results of Pacific National into the Merged Group as a wholly owned subsidiary as at 30 June 2005.

12 Funding Arrangements



12.1 Toll Share Consideration

Based on the number of Patrick Shares on issue at 9 September 2005 (refer Section 15.9.1), the maximum number of Toll Shares which would be required to be issued under the Offer if every Patrick Shareholder accepted the Offer is approximately 265.0 million Toll Shares.

In addition, if all Patrick Senior Executive Options on issue as at 9 September 2005 convert into Patrick Shares during the Offer Period, then approximately an additional 14.7 million Toll Shares would be issued. If this additional number of Toll Shares is to be issued, the total number of Toll Shares which would be issued under the Offer is approximately 279.6 million Toll Shares.

Further, if all the CRANES on issue as at 9 September 2005 convert into Patrick Shares during the Offer Period, then approximately an additional 24.9 million Toll Shares would be issued based on an Offer value of $6.66, calculated using the five day VWAP to 9 September 2005 of Toll Shares ($13.58) and Virgin Blue Shares ($1.59). This could be higher or lower based on the value of the Toll Shares and Virgin Blue Shares at a future date. If this additional number of Toll Shares is issued, the total number of Toll Shares which would be issued under the Offer (including those issued upon the exercise of all Patrick Senior Executive Options) is approximately 304.5 million Toll Shares.

Toll has the capacity to issue the maximum number of Toll Shares which it may be required to issue under the Offer.

12.2 Cash Consideration

Based on the number of Patrick Shares on issue as at 9 September 2005, the maximum amount of cash that would be payable by Toll under the Offer if acceptances were received for all Patrick Shares is approximately $496.8 million.
In addition, if the holders of all Patrick Senior Executive Options exercise those options and accept the Offer in respect of the Patrick Shares issued to them, an additional amount of $27.5 million will be payable by Toll under the Offer. Further, if the holders of all CRANES convert those CRANES and accept the Offer in respect of the Patrick Shares issued to them, an additional amount of $46.7 million will be payable by Toll under the Offer based on an Offer value of $6.66 (calculated using the five day VWAP to 9 September 2005 of Toll Shares ($13.58) and Virgin Blue Shares ($1.59) for the purposes of the CRANES conversion). This could be higher or lower based on the value of the Toll Shares and Virgin Blue Shares at a future date.

Accordingly, the maximum cash amount which may be required to settle acceptances under the Offer is approximately $570.9 million.

12.3 Sources of Cash Consideration

12.3.1 Overview of Funding Arrangements

Toll will obtain the cash required to fund the Cash Consideration under the Offer by making drawings under a loan facility (**Facility**) pursuant to a formal agreement (**Facility Agreement**) dated 14 September 2005 which Toll and various of its subsidiaries (each a **Transaction Party**) has entered into with Citibank, N.A., Sydney Branch and Australia and New Zealand Banking Group Limited (together, the **Banks**).

The Facility will be available for drawdown on and from the date of satisfaction of the various conditions precedent (as discussed below) for a period of 12 months from the date of execution of the Facility Agreement.

12.3.2 Particulars of the Facility

(a) Purpose

The Facility is available for the purposes of:

- financing the Cash Consideration for Toll's acquisition of up to 100% of the Patrick Shares, to pay transaction costs relating to the acquisition of those shares and to acquire Patrick Senior Executive Options granted in connection with the Patrick Shares;
- refinancing current financing facilities of Toll; and
- refinancing the current debt and financing facilities of Patrick (and Pacific National) in the event that Toll is successful in acquiring 100% of the Patrick Shares.

Each Bank has agreed to provide one-half of the amount of the Facility.

(b) Underwritten Commitments

Each of the Banks has obtained all of the internal approvals necessary to provide the Facility and has signed the Facility Agreement. The Banks may syndicate the Facility to other lenders. Successful syndication is not a condition precedent to funding under the Facility.

(c) Availability

The Facility will be available, subject to the following and the satisfaction of financing conditions (see clause 1 of Annexure F) (**Financing Conditions**), until a date 12 months from the date of execution of the Facility Agreement (**Termination Date**) provided that:

- any funding commitments which have been set aside for financing the Cash Consideration (as set out in Section 12.2) which are unused (if any) will automatically be cancelled when all Patrick Shareholder acceptances are financed or the Offer lapses or is cancelled; and
- if Toll's Offer is cancelled or lapses at a level below 90% acceptances from Patrick Shareholders, then funding commitments which have been set aside for refinancing Patrick's current financing facilities shall be cancelled.

12.4 Financing Conditions

The ability to drawdown under the Facility is subject to the Financing Conditions being and remaining satisfied. The material Financing Conditions are set out in Annexure F. Toll is not aware of any reason why the Financing Conditions will not be satisfied in time to allow the proceeds to be able to be drawn down by Toll to pay the Cash Consideration as and when required under the Offer.

12.5 Mandatory Prepayment Events

The Facility is subject to the following mandatory prepayment requirements:

(a) Toll will apply or procure the application of the net proceeds of any new financing or capital raising (including hybrids) (whether in the bank markets, debt capital markets, equity capital markets or any other domestic or offshore capital markets) raised after the date of the Facility Agreement towards repayment of drawings under the Facility, and on that repayment an equal amount of the commitment of the Banks in aggregate will automatically be cancelled; and

(b) the net proceeds of any asset disposals (other than disposals in the ordinary course of day-to-day trading) in excess of $100 million in aggregate (calculated from 1 August 2005) will be applied towards repayments of drawings under the Facility, and on that repayment an equal amount of the commitment of the Banks in aggregate will be automatically cancelled.

12.6 Representations and Warranties

The representations and warranties given by each Transaction Party under the Facility are customary for facilities of this nature. Toll is not aware of any event or circumstance that would give rise to a breach of any of the representations or warranties. The material representations and warranties are set out in Annexure F.

12.7 Events of Default

The Facility is subject to events of default which are customary for transactions of this nature. The material events of default are set out in Annexure F. Toll is not aware of any event or circumstance that would give rise to an event of default.

12.8 Guarantee, Security and Ranking

The Facility is guaranteed by Toll and the other Transaction Parties.

The Facility is unsecured and will rank pari passu with all existing and future unsubordinated and unsecured creditors of the Toll Group.

12.9 Repayment and Prepayments

The Facility has been structured such that the funding commitments for financing the acquisition may not be redrawn once they have been repaid or prepaid.

The balance of the Facility is capable of being redrawn up until the Termination Date.

Any amount outstanding on the Termination Date will be repaid in full on the Termination Date.

12.10 Syndication

The Banks may syndicate all or part of their commitment to one or more other financial institutions reasonably acceptable to Toll. Such institutions will become parties to the Facility Agreement pursuant to a syndication to be managed by the Banks in consultation with Toll. Successful syndication is not a Financing Condition.

12.11 Refinancing

Toll proposes to implement a refinancing program shortly following drawdown of the Facility to refinance the Facility. Toll will give the Banks the opportunity to jointly arrange and/or lead the refinancing of the Facility subject to market terms and conditions.

13 Risk Factors



13.1 Introduction

All Patrick Shareholders (other than Foreign Patrick Shareholders) will receive Toll Shares and Virgin Blue Shares as part of the consideration under the Offer. The value of the Merged Group Shares, and as a result, the value of the Offer to Patrick Shareholders, will depend upon the future performance of the Merged Group and Virgin Blue. Dividends are not guaranteed. The past performance of Toll is not a guarantee of the future performance of the Merged Group and Virgin Blue Shares.

There are a number of factors which may have an impact on the future performance of the Merged Group, many of which are common to the factors affecting the current performance of Toll and Patrick. Through its investment in Virgin Blue, the Merged Group and (through the Special Dividend) Patrick Shareholders will be exposed to those risks to which Virgin Blue is subject. However, these risks will be reduced for the Merged Group to the extent that Toll is able to give effect to its intentions as set out in Section 9.4 with respect to Virgin Blue. See also Section 13.3.15 with respect to Virgin Group.

Patrick Shareholders should be aware that an investment in the Merged Group has risks which are associated with investing in listed securities. The future dividends, value of the Merged Group's assets and the market value of the Merged Group Shares quoted on ASX may be influenced by these risk factors. Although Toll has endeavoured to ensure that the assumptions made in the preparation of the forecast financial information in this Bidder's Statement are reasonable, there are a number of factors which may affect the achievement of these forecasts, many of which are beyond the control of Toll. None of Toll, its Directors or any other person warrants the financial performance of the Merged Group or the Merged Group Share price.

The key risks that may have an adverse impact upon the financial performance of the Merged Group and the value of the Merged Group Shares are contained in this Bidder's Statement and include those risks set out in this Section 13.

This Section 13 does not take into account the investment objectives, financial situation or particular needs of Patrick Shareholders and is not exhaustive. It is important that Patrick Shareholders carefully read this Bidder's Statement in its entirety (particularly the risks set out in this Section and the assumptions underlying the forecasts set out in Section 11), consider their personal circumstances (including financial and taxation issues) and seek independent professional advice before deciding whether to accept the Offer.

13.2 Risk Factors that Affect the General Economy and Stockmarket

The financial performance of the Merged Group and the value of Merged Group Shares will fluctuate due to various factors including movements in the Australian and international equity markets, recommendations by brokers and analysts, interest rates, inflation, Australian and international economic conditions, change in government, fiscal, monetary and regulatory policies, prices of commodities (including oil), global geo-political events and hostilities and acts of terrorism, investor perceptions and other factors that may affect the Merged Group's financial position and earnings. In future, these factors may cause the Merged Group Shares to trade below current prices and may affect the income and expenses of the Merged Group.

13.3 Specific Risk Factors that Affect the Merged Group

Set out below are some of the key risks attaching to an investment in the Merged Group which have been identified as potentially affecting the performance of the Merged Group, the ability of the Merged Group to pay and/or frank dividends and the value of the Merged Group Shares. Some of these risks can be mitigated using appropriate safeguards, controls and systems, but others are outside the control of the Merged Group and the Directors and cannot be mitigated.

13.3.1 Transport and Logistics Sector

The Merged Group will be exposed to the general risks of operating in the transport and logistics sector. The performance of the transport and logistics sector is highly dependent upon the Australian and global economy. For example, Patrick's port volumes typically reflect variations in the Australian gross domestic product, as a result of variations in import and export volumes. Therefore, an adverse change in the Australian or the global economy may have a material adverse effect on the Merged Group.

Growth in the Australian transport and logistics sector may not meet the Merged Group's expectations. This may arise because current in-house providers are reluctant to outsource activities associated with key business processes to a third party or for some other reason. This may have a material adverse effect on the Merged Group.

The rail operations are significantly influenced by the performance of the Australian resources and agricultural sectors. These sectors are heavily impacted by factors outside of the control of Toll, such as the levels of international demand for Australian products in these sectors and the forces of nature eg drought.

13.3.2 Catastrophic Events

The Merged Group will be exposed to the risk of the impact of accidents, forces of nature and/or other catastrophic events particularly in the rail and shipping businesses. Whilst these businesses employ strict risk management procedures and policies to minimise the potential impact of such events there remains the risk of significant impact on these businesses through the forces of nature, operator fault or negligence.

13.3.3 Oil Price Volatility

Fuel is an important input in the majority of Toll's businesses. As a result, fuel price volatility can have a significant impact on Toll's cost structure. Whilst efforts are made to pass fuel price increases on to customers in the form of fuel surcharges built into contracts, competition may restrict Toll's ability to fully recover the full impact of fuel price volatility.

Fuel is also an important input in Virgin Blue's business and volatility can have a significant impact on Virgin Blue's cost structure which may adversely affect the Merged Group, due to the Merged Group's investment in Virgin Blue.

To the extent the Merged Group or Virgin Blue hedge fuel prices in the future, this may provide benefits and/or risks. To the extent the Merged Group and/or Virgin Blue have hedged fuel at higher prices than competitors, it may adversely impact their future competitiveness and financial position.

If oil and fuel prices continue to increase, the potential impact on consumer spending and any consequent slowdown in the Australian and global economy could impact customer activity and ultimately Merged Group performance levels.

13.3.4 Industrial Action

The majority of the Merged Group's operational employees and sub-contractors will be members of trade unions. Toll does not foresee any material disputes with trade unions. However, if there were any material disputes, this could disrupt the Merged Group's operations and adversely impact its financial performance.

13.3.5 Commercial and Operational Risks

The Merged Group will face general commercial risks including the risks of the loss of major customers, competition and other causes of business interruption, which may have a material adverse effect on the Merged Group. The development of new products or technologies which compete with the Merged Group may have a material adverse effect on the Merged Group.

The Merged Group will make considerable use of information technologies or systems. Failures of such technologies and systems could also have a material adverse effect on the Merged Group's operations, financial performance and position.

The industries in which the Merged Group operates are capital intensive. The Merged Group's operating and financial performance will be partly reliant on capital equipment. Capital expenditure requirements may impact the cash flow available to service financing obligations and pay dividends. Incurred capital expenditure may or may not deliver the expected operational benefits and may have a material adverse effect on the Merged Group.

13.3.6 Competition

Increased competition in the Australian and New Zealand transport and logistics sector may have a material adverse effect on the Merged Group. For example, increased competition in the Merged Group's operations could result in price reductions, under-utilisation of personnel or infrastructure, reduced operating margins and/or loss of market share. Any of these occurrences may adversely affect the Merged Group's financial performance and position.

In particular, the Australian domestic airline industry is particularly competitive and there is the prospect of one or more new entrants such as Ozjet. This may directly impact Virgin Blue's financial performance, which is already subject to vigorous competition from Qantas and Jetstar. This may have a material adverse effect on the Merged Group's financial performance and position.

Competition issues in respect of the Offer are addressed in Section 15.3.

13.3.7 Litigation

The Merged Group is exposed to risks of litigation which may have a material adverse effect on the Merged Group.

As at the date of this Bidder's Statement, except as disclosed in Section 15.4, Toll is not aware of any actual material litigation in respect of the Merged Group or in respect of Toll any matters which could give rise to material litigation. However, the Merged Group could become exposed to litigation from employees, regulators or third parties. To the extent that such risks are not covered by insurance, an adverse outcome in litigation or the cost of responding to potential or actual litigation may have a material adverse impact on the financial performance of the Merged Group.

13.3.8 Government Policy and Regulatory Oversight

The Merged Group's operations depend on infrastructure including roads, rail track and associated infrastructure which is subject to regulatory oversight and in some cases is publicly owned. The financial performance and position of the Merged Group depends upon government policy and the continued maintenance and provision of this infrastructure.

The Merged Group will continue to operate in a regulated industry and its operations make use of regulated assets. Changes in the approach adopted to this regulation may have a material adverse effect on the Merged Group.

Rail infrastructure is subject to regulation which affects the investments made by the owners and operators of the infrastructure and the prices which those owners can charge to rail operators. The Merged Group may be adversely affected by policy and regulatory changes in relation to investments in and the pricing of such infrastructure.

Further, the ports business of Patrick is heavily impacted by government regulations, and any changes in government policy could significantly change the operating environment of this business.

13.3.9 Exchange Rate Risk

The Merged Group will hold investments overseas and may make further such investments or acquisitions consistent with its strategies. Toll also acquires goods and services from companies outside Australia. Any material adverse movements in relevant exchange rates may have a material adverse impact on the Merged Group.

13.3.10 Key Management and Employees

The successful operation of the Merged Group will depend partly upon the performance and expertise of its management and employees. The loss of the services of the Merged Group's key management or employees, or a loss of the ability to continue to attract and retain qualified employees may have a material adverse effect on the Merged Group.

Continuity of staff is important for customer retention and ongoing customer negotiations. A change of staff could affect ongoing relationships with various parties connected to the Merged Group. However, the Directors believe that the Merged Group personnel are sufficiently experienced to manage any such risk following the acquisition.

Certain executive Directors of Toll are also substantial Toll Shareholders, and based on their current shareholding, would own approximately 10% of the Merged Group.[45] Any decision by these or other substantial Shareholders to materially reduce their stake in Toll may have an impact on the price of Toll Shares.

13.3.11 Acquisitions and Integration

The Merged Group will regularly examine corporate opportunities (including potential acquisitions) with a view to determining whether those opportunities will enhance its business. The successful implementation of the Merged Group's corporate strategy will depend on a range of factors including potential funding strategies and challenges associated with integrating and adding value to a business which is acquired.

Any corporate opportunity that the Merged Group pursues could, for a variety of reasons, have a material adverse effect on the Merged Group. The Merged Group will in such circumstances be exposed to due diligence risks or business integration risks and, in those circumstances, may not realise the anticipated value from corporate opportunities. Any failure to realise the anticipated value from investments or acquisitions could have a material adverse impact on the Merged Group.

[45] Assuming all Patrick CRANES are converted, all of the Senior Executive Options are exercised, and Toll acquires 100% of Patrick.

13.3.12 Merged Group Existing Debt

No assurance can be given that any refinancing required from time to time will be available on terms favourable to the Merged Group. In such circumstances, if the Merged Group is unable to secure refinancing on favourable terms, this may have a material adverse effect on the Merged Group.

The Merged Group's ability to service its debt will depend on its future performance, which will be affected by many factors, certain of which are beyond the Merged Group's control and that of its Directors. Any inability of the Merged Group to service its existing debt would have a material adverse effect on the Merged Group.

13.3.13 Further Funding

In order to provide for future growth, the Merged Group will rely on both equity and debt funding. The Directors are not currently aware of any reason why this funding should not continue to be made available to the business at acceptable costs. However, an inability to obtain the necessary funding for the business or a material increase in the cost of the funding through an increase in interest rates may have a material adverse impact on the Merged Group.

13.3.14 Airline Industry

Through its investment in Virgin Blue, the Merged Group is exposed to the risks of owning and operating an airline. In its CRANES Prospectus, Patrick noted the following risks in relation to Virgin Blue:

- the airline industry is generally characterised by high fixed costs, such as aircraft operating lease rentals and financing commitments, and low profit margins. Accordingly, a minor shortfall in Virgin Blue's expected revenue levels could have a material adverse effect on its financial performance;
- hostilities, terrorism, aircraft accidents, changes in the availability or cost of airport facilities, the availability and cost of fuel (see Section 13.3.3), economic conditions and other external events could have an impact on Virgin Blue's financial performance;
- Virgin Blue is also exposed to currency fluctuations, labour relations, delays in aircraft turnaround time, the ability to access new routes and capacity allocations and the performance of the Boeing 737 aircraft which is the sole aircraft type used by Virgin Blue; and
- Virgin Blue is subject to extensive regulation, including by the Civil Aviation Safety Authority (CASA) and is required to hold air operator certificates under the Civil Aviation Act 1988 (Cth). A decision by CASA to ground any or all of Virgin Blue's fleet, revoke any of its air operator certificates or take any other regulatory action concerning Virgin Blue could have a material adverse effect on Virgin Blue.

See also Section 13.3.15 with respect to Virgin Group.

13.3.15 Underwriting Agreement

As set out in Section 9.4, Toll has entered into the Underwriting Agreement with Virgin Group under which Virgin Group will be required to purchase the shortfall of Virgin Blue Shares under the Share Offer.

Virgin Group's underwriting is conditional on:

- Toll obtaining control of the Patrick Board within nine months after the date of the Underwriting Agreement (i.e. by May 2006);
- Patrick disposing of at least 18.2% of Virgin Blue (whether by paying the Special Dividend or otherwise) to persons holding less than 9.9% of Virgin Blue within 12 months of the date of the Underwriting Agreement, or three months after Toll obtains control of the Patrick Board, whichever occurs first (this condition would be discharged by the Special Dividend);
- no material adverse change in Virgin Blue occurring which Toll could rely on to terminate the Offer (irrespective of whether Toll exercises such right or waives that condition in the Offer); and
- no Prescribed Occurrence occurring in relation to Virgin Blue or a Subsidiary of Virgin Blue (other than a Virgin Blue Reorganisation Event).

In the event that any of the above conditions is not satisfied then Virgin Group will have no obligation to purchase any shortfall of Virgin Blue Shares under the Share Offer. In this circumstance, where Virgin Group terminates the Underwriting

Agreement, it would also lose its ability to acquire Virgin Blue Shares under the call options. Virgin Group also does not have any obligation to exercise the call options in any circumstances. This may mean that Patrick continues to hold some or all of its current 62.4% shareholding in Virgin Blue notwithstanding Toll's intention to sell down such holding to as low as 7.7% (see Section 9.4). If these circumstances arise alternative methods to reduce Patrick's holding of Virgin Blue Shares will be considered, including a sale by way of an institutional and/or retail share offer.

13.4 Risk Factors that Arise From the Offer

13.4.1 Acquisition of Less Than 100% of Patrick Shares

Although the Offer is conditional on Toll becoming entitled to compulsory acquisition and Toll has no present intention to waive this condition, it is possible that Toll will acquire less than 100% of Patrick Shares under the Offer. The impact on the Merged Group of Toll acquiring less than 100% of Patrick Shares will depend on the ultimate level of ownership acquired but, in any event, the existence of a minority interest in Patrick may have an impact on the Merged Group's capacity to realise synergies from the acquisition of Patrick.

If, after the Offer, Toll does not hold 80% or more of the Patrick Shares, Patrick Shareholders who are Australian residents for income tax purposes and who would make a capital gain from their disposal of Patrick Shares will be unable to elect for a rollover of that capital gain resulting in a capital gain crystallising at the time of the sale of the Patrick Shares. Scrip-for-scrip rollover relief for capital gains is discussed further in Section 14.

13.4.2 Issue of Toll Shares as Consideration

Toll will issue a significant number of Toll Shares to Patrick Shareholders who accept the Offer. Some Patrick Shareholders may not wish to retain the Merged Group Shares and may subsequently sell them on ASX. If such sales are substantial, there may be an oversupply of the Merged Group Shares which may have an adverse effect on the market price of the Merged Group Shares while any oversupply persists.

13.4.3 Change in Control Risk

As the Offer may result in a change in control of Patrick and Virgin Blue there could be adverse consequences for the Merged Group. For example, contracts to which Patrick or Virgin Blue are a party may be subject to review or termination in the event of a change of control of either of these parties.

13.4.4 Integration of Patrick

Integrating two entities of the size of Toll and Patrick may produce some risks, including difficulties in integrating management and information systems in an efficient and timely manner, and the possible loss of knowledge of the businesses. However, due to Toll's previous experience with successful integration of acquired businesses, and as Pacific National is currently jointly owned by Toll and Patrick, Toll believes that such risks can be effectively managed throughout the integration process.

13.4.5 Synergies Risk

Toll has made certain assumptions regarding the costs involved in achieving the estimated synergies (refer to Sections 10 and 11). It is likely that the actual costs incurred in achieving the synergies will be higher or lower than the estimated costs, having a consequential impact on the Merged Group's financial performance.

Possible synergies and efficiencies which may arise if Toll acquires all of the Patrick Shares under the Offer are described in Section 11. Toll expects that value can be added for Merged Group Shareholders by the efficient and timely integration of Patrick with Toll.

However, failure to achieve some or all of the synergies or efficiencies may have an adverse effect on the financial performance of the Merged Group.

13.4.6 Forecasts

A number of financial and commercial assumptions about the Merged Group have been included in the preparation of the forecast financial information set out in Section 11. Factors which could alter the assumptions and have an impact on the achievability on these forecasts are set out in Sections 11.1.9, 11.2.1, 11.4.5 and 11.4.6.

13.4.7 Limited Due Diligence

In preparing the information in the Bidder's Statement on Patrick and Virgin Blue, including the pro forma forecast financial information, Toll has relied upon publicly available information. Toll has not otherwise had direct access to Patrick or Virgin Blue. As only limited due diligence was able to be carried out on Patrick and Virgin Blue from certain public databases, risks may exist of which Toll is unaware. If any material risks are known to the directors of Patrick, they will need to be disclosed in the target's statement to be issued by Patrick.

13.4.8 Special Dividend

Patrick Shareholders who receive the Special Dividend comprising Virgin Blue Shares will have a direct exposure to the airline industry. The risks associated with the airline industry are set out in Section 13.3.14.

Toll will cause Patrick to pay the Special Dividend of Virgin Blue Shares as soon as practicable after Toll obtains control of the Patrick Board and the conditions of the Offer are satisfied or waived, and on or before the allotment of the Toll Share Consideration and the payment of the Cash Consideration.

The Virgin Blue Shares to be distributed to Patrick Shareholders by way of the Special Dividend are held by Patrick, not Toll. The Special Dividend will require a resolution of the Patrick Board and satisfaction of certain legal requirements (refer Section 15.1 for further details). Based on the publicly available information on Patrick, Toll is not aware of any reason why the Special Dividend will not be paid if the Offer is Successful.

In the unlikely event that Toll becomes aware that the Special Dividend cannot lawfully be paid for any reason, Toll will announce this to ASX and will issue a supplementary bidder's statement. Toll will then increase the Toll Share Consideration and/or the Cash Consideration such that Patrick Shareholders who accept or have accepted the Offer will be in a no less favourable position (on a before tax basis) than if the Special Dividend had been paid in full. For this purpose Toll will use the one month VWAP of Virgin Blue Shares and (if the Toll Share Consideration is to be increased) the five day VWAP of Toll Shares ending on the Business Day before Toll's announcement to ASX as referred to above. If the Toll Share Consideration is increased then this will necessarily involve a commensurately increased exposure to risk factors associated with Merged Group Shares.

14 Tax Considerations



KPMG Tax

161 Collins Street
Melbourne VIC 3000
Australia

GPO Box 2291U
Melbourne VIC 3001
Australia

ABN 51 194 660 183

Telephone: +61 3 9288 5555
Facsimile: +61 3 9288 6666
www.kpmg.com.au

The Directors
Toll Holdings Limited
380 St Kilda Road
Melbourne Vic 3004

15 September 2005

Dear Directors

Proposal to Acquire Patrick Corporation Limited
Australian Taxation Report

We have been requested by Toll to prepare this taxation report for inclusion in the Bidder's Statement in relation to the Offer to holders of Patrick Shares.

Unless the contrary intention appears or the context requires otherwise, capitalised words used in this letter have the meaning given to them in Section 17 of the Bidder's Statement.

1 Introduction

This report contains an outline of the principal Australian tax consequences that will generally apply for Patrick Shareholders who dispose of their Patrick Shares under the Offer and hold their shares on capital account for the purpose of investment.

Where CRANES have been converted to Patrick Shares, the capital gains tax (CGT) implications outlined in this letter will also apply to those CRANES holders who hold their shares on capital account.

This outline reflects the current provisions of the Income Tax Assessment Act 1936 (Cth) and the Income Tax Assessment Act 1997 (Cth) (herein referred to as the Tax Law) and the regulations made under those Acts, taking into account currently proposed amendments and Toll's understanding of the current administrative practices of the Australian Taxation Office (ATO). The outline does not otherwise take into account or anticipate changes in the law, whether by way of judicial decision or legislative action, nor does it take into account tax legislation of countries apart from Australia.

The following outline will not apply to Patrick Shareholders who:

- hold their Patrick Shares as trading stock or as revenue assets;
- acquired their Patrick Shares as the result of an employee share plan or employee share option plan;
- are a bank, insurance company, tax exempt organisation or superannuation fund, and are subject to special tax rules; or
- are non-resident Patrick Shareholders who currently hold, or will hold, their Patrick Shares through a permanent establishment in Australia.

The comments in this letter do not consider the redemption of CRANES.

The information contained in this report is of a general nature only. It does not constitute tax advice and should not be relied upon as such.

All investors are advised to consult their own independent tax adviser regarding the consequences of acquiring, holding or disposing of Patrick Shares in light of current tax laws and their particular investment circumstances.



2 Overview

Pursuant to the terms of the Offer, each Patrick Shareholder who accepts the Offer will receive the following consideration for each Patrick Share:

- 0.4 Toll Shares; **PLUS**
- $0.75 cash; **PLUS**
- an in *specie* fully franked Special Dividend from Patrick of 0.3 Virgin Blue shares which Toll will cause Patrick to pay once it obtains control of the Patrick Board and the conditions of the Offer are satisfied or waived.

The Special Dividend will be payable to Patrick Shareholders regardless of whether or not they accept the Offer.

3 Resident Shareholders

3.1 Special Dividend

3.1.1 Tax Consequences of Receiving the Special Dividend

The comments below will apply to a Patrick Shareholder should the Special Dividend be paid, regardless of whether the Patrick Shareholder has accepted the Offer.

The amount of the Special Dividend received plus the attaching franking credit will be included in the assessable income of Patrick Shareholders and will be subject to tax at their marginal tax rate. The amount of the Special Dividend will be calculated based on the market value of Virgin Blue Shares as at the date that the Special Dividend is paid. Subject to the minimum holding period rules (see section 3.1.2), Patrick Shareholders will then be entitled to a tax offset equal to the franking credit received.

If the Patrick Shareholder is an individual or a complying superannuation entity, and the tax offset exceeds the amount of income tax otherwise payable, the Patrick Shareholder should be entitled to a refund of the excess amount.

If the Patrick Shareholder is a company, a refund of excess franking credits will not be available. However, the Patrick Shareholder will be entitled to credit its franking account for the amount equal to the franking credits attaching to the Special Dividend.

How the above rules apply to trusts are complex. Trustees should seek their own advice as to how the imputation provisions apply to them and their beneficiaries, having regard to their own particular circumstances.

3.1.2 Holding Period Rule

The treatment outlined above will not apply where the Patrick Shareholder does not satisfy the holding period rule.

The holding period rule provides that Patrick Shares must be held at risk for a continuous period of at least 45 days (not including the date of acquisition or disposal), within a period beginning on the date that the Patrick Shares were acquired and ending 45 days after the Patrick Shares became ex-dividend. The holding period rule operates on a last-in-first-out basis, so that the Patrick Shareholder will be deemed to have disposed of the most recently acquired Patrick Shares for the purposes of applying the holding period rule.

Ordinarily, if the Patrick Shareholder is an individual and total franking credit entitlements for the relevant income year do not exceed $5,000, the Patrick Shareholder will not be subject to the holding period rule.

For Patrick Shareholders who do not satisfy the holding period rule, the franking credit attaching to the Special Dividend will not be included in their assessable income.

We note that the Treasurer announced by Press Release No. 74 of November 1999 that the Government intended to review the holding period rule with a view to amending the rule to reduce the 'at risk' holding period requirement. However to date, no such amendments have been legislated.

Patrick Shareholders should seek their own independent advice regarding the operation of the holding period rule to their specific circumstances.

3.1.3 Special Dividend and Capital Gain

For those Patrick Shareholders who accept the Offer, the Special Dividend component of the Offer will be for tax purposes, both an assessable dividend and also capital proceeds under the CGT provisions. However, the Tax Law ensures that where an amount is treated as both assessable income and capital proceeds, the capital gain is reduced by the amount included in assessable income, that is, the amount of the Special Dividend. This rule applies where the assessable income and the capital proceeds result from the same event, as is the case for the disposal of the Patrick Shares. This rule ensures that the amount is not taxed as a dividend and also taxed as a capital gain. The impact of this rule on the calculation of the capital gain is discussed at 3.2.2.

The mechanism used to reduce the capital gain only operates to reduce the gain to nil. Further, the reduction mechanism cannot create a capital loss.

Note: The market value of the Virgin Blue Shares used for the purposes of the Special Dividend may be different from the market value of the Virgin Blue Shares used in the calculation of the capital proceeds under the CGT provisions.

3.2 Capital Gains Tax

3.2.1 Overview of Capital Gains Tax Consequences

Pursuant to the terms of the Offer, each Patrick Shareholder who accepts the Offer will be treated as having disposed of Patrick Shares for tax purposes. The disposal will be a CGT event for Patrick Shareholders. The time of the CGT event will be the time that the Patrick Shareholder accepts the Offer.

Capital gains and capital losses of a taxpayer in a year of income from all sources are aggregated to determine whether there is a net capital gain. Any net capital gain for the year is included in assessable income and is subject to income tax at each Patrick Shareholder's marginal tax rate. Net capital losses may not be deducted against other income for income tax purposes, but may be carried forward to offset against capital gains derived in future income years.

Specific loss rules apply to Patrick Shareholders who are companies and trusts, which may limit their ability to offset capital losses in a current or later income year.

3.2.2 Calculation of Capital Gain or Loss

The CGT implications of a disposal of Patrick Shares will depend upon a number of factors, including:

- the date that the Patrick Shares were acquired;
- the taxpayer status of the Patrick Shareholder; and
- the length of time that the Patrick Shareholder held the Patrick Shares.

Subject to the application of CGT scrip-for-scrip rollover relief (see section 3.2.3 below), the capital gain or loss arising for a Patrick Shareholder is calculated as the difference between the amount of capital proceeds received and the cost base of the Patrick Shares.

Any capital gain or capital loss made by Patrick Shareholders who acquired (or are deemed to have acquired) their Patrick Shares before 20 September 1985 will be disregarded.

The capital proceeds for the disposal of Patrick Shares will be equal to the aggregate of the cash, the market value of the Toll Shares and the amount of the Special Dividend (i.e. the market value of the Virgin Blue Shares) received by the Patrick Shareholder. The market value of the Toll Shares and the Virgin Blue Shares should be worked out at the time of the CGT event. As indicated above, this will be the date that the Offer is accepted by the Patrick Shareholder.

A capital gain arising to the Patrick Shareholder who accepts the Offer will be reduced by the amount of the Special Dividend. This amount should be the market value of the Virgin Blue Shares at the time of the distribution. Patrick Shareholders should note that the capital proceeds are not reduced by any franking credits attached to the Special Dividend.

The cost base of the Patrick Shares will generally include the original or deemed cost of acquisition to the Patrick Shareholder, plus any incidental costs of acquisition and disposal.




Toll Holdings Limited
Proposal to acquire Patrick Corporation Limited
Australian Taxation Report
15 September 2005

3.2.2.1 Indexation Method

Where Patrick Shares were acquired at or before 11:45am on 21 September 1999, and the Patrick Shareholder is an individual, a complying superannuation entity or a trustee of a trust, the cost base of the Patrick Shares may be adjusted, by election, to include indexation by reference to changes in the Consumer Price Index from the calendar quarter in which the Patrick Shares were acquired until the quarter ended 30 September 1999. If the Patrick Shareholder is a company, the aforementioned indexation adjustment may be included without making an election if the Patrick Shares were acquired at or before 11:45am on 21 September 1999.

Indexation adjustments are taken into account only for the purposes of calculating a capital gain (and not a capital loss).

3.2.2.2 Discount Method

If the Patrick Shareholder is an individual, a complying superannuation entity or a trustee of a trust and the cost base of the Patrick Shares has not or cannot be adjusted for indexation (as outlined above), the amount of the capital gain in respect of the disposal of the Patrick Shares may be discounted if the Patrick Shares have been held for at least 12 months before the date of disposal (referred to as the CGT discount). The CGT discount is applied only after any available capital losses have been applied to the capital gain. For individuals and trustees, the discount rate is 50% and for complying superannuation entities the discount rate is 33 ⅓%.

The rules described above relating to discount capital gains and trusts are complex. Trustees should seek their own advice as to how the discount capital gains provisions apply to them and their beneficiaries, having regard to their own particular circumstances.

If the Patrick Shareholder is a company, the CGT discount is not available.

3.2.3 Availability of Partial CGT Scrip-for-Scrip Rollover Relief

If Toll becomes the owner of 80% or more of Patrick Shares and Patrick Shareholders would otherwise make a capital gain in respect of the disposal of Patrick Shares, Patrick Shareholders may choose partial CGT scrip-for-scrip rollover relief.

Toll is seeking a Class Ruling from the ATO confirming that partial CGT scrip-for-scrip rollover relief is available to Patrick Shareholders, provided that the Offer results in Toll becoming the owner of 80% or more of the Patrick Shares on issue.

The CGT scrip-for-scrip rollover relief is partial because there is no rollover available in relation to those Patrick Shares in respect of which Patrick Shareholders receive cash and the Special Dividend (Ineligible Proceeds). Therefore, any capital gain generated from the disposal of Patrick Shares must be split between that part that is reasonably attributable to:

- cash and the Special Dividend, for which no CGT scrip-for-scrip rollover is available (i.e. the Ineligible Proceeds); and
- Toll Shares, for which CGT scrip-for-scrip rollover is available (if Toll becomes the owner of 80% or more of Patrick Shares).

3.2.4 Effect of Partial CGT Scrip-for-Scrip Rollover Relief

3.2.4.1 Cash and the Special Dividend Component

The component of the capital gain attributable to the Ineligible Proceeds component of the Offer will be subject to CGT and the consequences set out in sections 3.2.1 and 3.2.2 will apply. The cost base of the Ineligible Proceeds component of the Offer is that part of the cost base of Patrick Shares as is reasonably attributable to the Ineligible Proceeds component.

Specifically, the capital gain attributable to the Ineligible Proceeds component of the Offer should be calculated as follows:



In calculating the capital gain, Patrick Shareholders may be eligible for the CGT discount or may be able to adjust the cost base of their Patrick Shares for inflation (refer section 3.2.2 above). The discount is calculated after the capital gain has been reduced by the Special Dividend amount which was included in the Patrick Shareholders' assessable income.

3.2.4.2 Scrip Component

If Toll acquires 80% or more of Patrick Shares on issue under the Offer and Patrick Shareholders elect CGT scrip-for-scrip rollover relief, any capital gain relevant to the Toll scrip component of the Offer will be disregarded.

The effect of choosing CGT scrip-for-scrip rollover relief is that Patrick Shareholders can:

- defer the capital gain made on the disposal of their Patrick Shares to the extent that it is attributable to the Toll Shares received; and
- proportionately retain their cost base in Patrick Shares as the cost base in their replacement Toll Shares. A Patrick Shareholder's cost base in the replacement Toll Shares is equal to the cost base they have in their Patrick Shares reduced by so much of the cost base that is reasonably attributable to the Ineligible Proceeds component of the Offer.

If Patrick Shareholders realise a capital loss on the disposal of their Patrick Shares, CGT scrip-for-scrip rollover relief is not available. Further, if a capital loss is realised, it cannot be deducted against other assessable income of Patrick Shareholders (excluding capital gains) for income tax purposes. For individuals and complying superannuation funds, the capital loss can be offset against capital gains that are realised in the same year or in later years. For companies and trusts, specific loss rules apply which may limit the ability to offset the capital loss in current or later years.

If the Offer does not result in Toll becoming the owner of 80% or more of the Patrick Shares; or where Toll does achieve ownership of 80% or more of the Patrick Shares and Patrick Shareholders do not elect CGT scrip-for-scrip rollover relief, the capital gain will be calculated as set out in section 3.2.1 and 3.2.2 above.

3.2.5 Choosing Partial CGT Scrip-for-Scrip Rollover Relief

If Toll is successful in acquiring 80% or more of Patrick Shares and Patrick Shareholders would like CGT scrip-for-scrip rollover relief to apply, they do not need to lodge a formal election or other document with the ATO. Instead, the income tax return of the Patrick Shareholder needs to be completed in a manner consistent with the CGT scrip-for-scrip rollover relief being available.

The benefit of choosing CGT scrip-for-scrip rollover relief will depend upon the particular circumstances of Patrick Shareholders. Choosing CGT scrip-for-scrip rollover relief will generally benefit Patrick Shareholders who have a low cost base in their Patrick Shares relative to the cash, the Special Dividend and market value of Toll Shares received in exchange for their Patrick Shares. If Patrick Shareholders have capital losses available, or minimal amounts of other assessable income, they may benefit from not choosing CGT scrip-for-scrip rollover relief.

Patrick Shareholders should consult their own tax adviser for advice as these comments should not be construed as a recommendation in any form whatsoever.

4 Non-Resident Shareholders

4.1 Franked Dividends

If the Patrick Shareholder is a non-resident of Australia for tax purposes, the amount of the Special Dividend received will not be included in assessable income for Australian tax purposes (unless the Patrick Shareholder has a taxable presence in Australia).

The holding period rule as outlined above should not apply to non-residents on the basis that they will not be entitled to any tax offsets or franking credits received.

As the Special Dividend will be fully franked, Patrick Shareholders who are non-residents for Australian tax purposes will not be liable for Australian withholding tax on any part of the Special Dividend received.

4.2 Capital Gains Tax

If the Patrick Shareholder is a non-resident of Australia for tax purposes, any capital gain generated when Patrick Shares are disposed of (including by accepting the Offer) is generally not taxable, unless the Patrick Shareholder owns, has owned or has the rights to own (together with associates) at least 10% by value of the shares in Patrick within the five year period before the disposal of the Patrick Shares.

If the Patrick Shareholder is a non-resident of Australia that disposes of Patrick Shares, and owns, has owned, or has the rights to own (together with associates) at least 10% by the value of the shares in Patrick within the five year period before the disposal of the Patrick Shares, the capital gain or loss will be calculated as set out in section 3.2. However,



the capital gain will not be reduced by the amount of the Special Dividend unless the Patrick Shareholder has a taxable presence in Australia. Further, if Toll becomes the owner of 80% or more of Patrick Shares and the Patrick Shareholder would otherwise make a capital gain in respect of the disposal of the Patrick Shares, partial CGT scrip-for-scrip rollover relief should be available (see discussion at sections 3.2.3 to 3.2.5 above).

Non-resident Patrick Shareholders should also seek advice from their taxation adviser as to the taxation implications of accepting the Offer in their country of residence and the potential application of any tax treaty between Australia and their country of residence.

5 Goods and Services Tax Consequences

The sale of Patrick Shares and the acquisition of Toll Shares under the Offer will not be subject to Goods and Services Tax.

6 Stamp Duty Consequences

Any stamp duty that is payable on the transfer of Patrick Shares to Toll pursuant to the Offer will be paid by Toll.

☆ ☆ ☆ ☆ ☆

Yours sincerely

Tony Morganti
Tax Partner

15 Other Relevant Information



15.1 Special Dividend

15.1.1 An *In Specie* Dividend

The Special Dividend is an *in specie* dividend comprising 0.3 Virgin Blue Shares for each Patrick Share that Toll will cause Patrick to pay as soon as practicable after Toll obtains control of the Patrick Board and the conditions of the Offer are satisfied or waived, and on or before the allotment of the Toll Share Consideration and the payment of the Cash Consideration. This is to ensure that the Special Dividend is paid to Patrick Shareholders before Toll is registered as the holder of the Patrick Shares it acquires pursuant to acceptances of the Offers.

In specie means where assets, in this case Virgin Blue Shares, are distributed in their existing form rather than being sold and distributed as cash. Patrick Shareholders who are entitled to receive the Special Dividend (see Section 15.1.2(a)) will receive the Special Dividend as Virgin Blue Shares rather than receiving cash for it.

The Special Dividend will result in the distribution of approximately 19.7% of Virgin Blue Shares, which equates to a dividend of approximately $330 million (based on a Virgin Blue Share price of $1.59). Of the total Special Dividend of approximately $330 million, $14 million will be paid to Toll as a 4.3% Patrick Shareholder.

15.1.2 Payment Mechanism

(a) Entitlement to the Special Dividend

If you hold a Patrick Share on the Special Dividend Record Date then you will be entitled to receive the Special Dividend of 0.3 Virgin Blue Shares for each Patrick Share you hold at the Special Dividend Record Date whether you have accepted Toll's Offer or not. Accordingly, Patrick Shares purchased after the Special Dividend Ex-Date will not confer on the purchaser an entitlement to receive the Special Dividend.

Toll will not register any transfer of Patrick Shares until after the Special Dividend Record Date to ensure that Patrick Shareholders who accept the Offers remain entitled to receive the Special Dividend.

If you are a Foreign Patrick Shareholder then you will not be entitled to receive Virgin Blue Shares under the Special Dividend. Foreign Patrick Shareholders as at the Special Dividend Record Date will receive the net cash sale proceeds of the Virgin Blue Shares which they would otherwise have received. See Section 16.11 for further information.

(b) Franking of the Special Dividend

The Special Dividend will be fully franked. If Patrick's available franking credits are insufficient to fully frank the Special Dividend then Toll will procure Patrick to over-frank the Special Dividend to ensure that it is fully franked. See paragraph 3.1 of the KPMG letter in Section 14 for further information concerning the tax consequences of receiving the Special Dividend.

(c) Payment of the Special Dividend

Toll will cause Patrick to announce the payment of the Special Dividend and the Special Dividend Record Date to ASX as soon as practicable after Toll obtains control of the Patrick Board and the conditions of the Offer are satisfied or waived. Toll will procure that the Special Dividend Record Date is on or before the date of allotment of the Toll Share Consideration and the payment of the Cash Consideration.

Toll will ensure that the Special Dividend Record Date occurs before the registration of any Patrick acceptances of the Offer. Accordingly, Toll expects that it will only participate in the Special Dividend to the extent of its pre-Offer holding of approximately 4.3% of Patrick.

15.1.3 Risks Associated with the Special Dividend

The Virgin Blue Shares to be distributed to Patrick Shareholders by way of the Special Dividend are held by Patrick, not Toll. Payment of the Special Dividend will require satisfaction of certain legal prerequisites such as a resolution of the Patrick Board; Patrick having sufficient profits available to pay the Special Dividend; the payment of the Special Dividend not causing material prejudice to Patrick, its shareholders or creditors; and compliance with the timetable in the ASX Listing Rules. Based on the publicly available information on Patrick, Toll is not aware of any reason why the Special Dividend will not be paid if the Offer is Successful.

In the unlikely event that Toll becomes aware that the Special Dividend cannot lawfully be paid for any reason, Toll will immediately announce this to ASX and will lodge a supplementary bidder's statement. Toll will then increase the Toll Share Consideration and/or the Cash Consideration (at its election) such that Patrick Shareholders who accept or have accepted the Offer will be in a no less favourable position (on a before tax basis) than if the Special Dividend had been paid in full. For this purpose Toll will use the one month VWAP of Virgin Blue Shares and (if the Toll Share Consideration is to be increased) the five day VWAP of Toll Shares ending on the Business Day before Toll's announcement to ASX as referred to above.[46]

The increased Toll Share Consideration and/or Cash Consideration will be allotted and/or paid (as the case may be) at the same time as the other Offer Consideration is paid (see Section 16.8). The Special Dividend will be paid (to the maximum extent permitted by law) to all Patrick Shareholders as at the Special Dividend Record Date whether or not they have accepted the Offer. However, only Patrick Shareholders who accept the Offer will be entitled to any Toll Share Consideration and/or Cash Consideration.

You should also read the risk factors set out in Sections 13.3.15 and 13.4.8.

15.1.4 Takeovers Panel

On 5 September 2005, Patrick applied to the Takeovers Panel for a declaration of unacceptable circumstances against Toll in relation to its bid for Patrick.

Patrick's application alleged that Toll's investor presentation dated 22 August 2005 and two ASX announcements on 22 August and 5 September 2005 in relation to its proposed bid had given rise to unacceptable circumstances by:

(a) misrepresenting the intention to cause Patrick to distribute Virgin Blue Shares to be part of the consideration offered under the Toll bid; and

(b) including the value of the proposed Special Dividend in calculating the value of the Toll bid and the premia of the bid value over pre-announcement trading prices of Patrick Shares.

The Panel declined to commence proceedings in response to Patrick's application. The Panel considered that it was unlikely that the market had been misled by the Toll announcements as to the source of the cash and shares Patrick Shareholders would receive under Toll's Offer for Patrick Shares. At the Takeover Panel's request, Toll confirms that:

- the Special Dividend will be paid if Toll's Offer is Successful, meaning Toll has obtained control of the Patrick Board and that the conditions of Toll's Offer are satisfied or waived;
- Toll is not aware of any circumstance where the Special Dividend will not be paid if the Offer is Successful, based on the publicly available information on Patrick; and
- Toll will treat its undertaking to procure the payment of the Special Dividend by Patrick as effectively forming part of the Offer Consideration as opposed to a mere statement of future intention, such that in the unlikely event that it is unable to procure the payment of the Special Dividend, it will increase the Toll Share Consideration and/or the Cash Consideration (at its election) in the manner described in Section 15.1.3 (and see also Section 16.2).

15.2 ASIC Modifications

ASIC has modified Section 637 of the Corporations Act to permit this Bidder's Statement to be approved by a unanimous resolution of directors of Toll Holdings Limited other than Mr Alastair Lucas. Mr Lucas is the Managing Director, Co Chairman Investment Banking and Co Vice Chairman of Goldman Sachs JB Were **(GSJBW)**. GSJBW is currently advising Virgin Group in relation to the Underwriting Agreement, which is conditional on (amongst other things) Toll making the Offer and obtaining control of Patrick. As a consequence, Mr Lucas has excused himself from participating in Toll board meetings which discuss the Offer (including the meeting to approve the Bidder's Statement).

Other than as described above, ASIC has not granted any modifications to, or exemptions from, the Corporations Act in relation to the Offer.

[46] The time frame for calculating the VWAPs is longer for Virgin Blue than Toll due to the small free float and trading volumes of Virgin Blue making its price more susceptible to movement in response to small changes in trading activity.

15.3 ACCC

Section 50 of the Trade Practices Act prohibits acquisitions of shares that have the effect or likely effect of substantially lessening competition in a market.

The Offer is subject to the absence of intervention from the ACCC in relation to the takeover bid.

On 7 September 2005, the ACCC announced that it had decided to oppose the proposed acquisition of FCL Interstate Transport Services Pty Ltd by Patrick.

Toll believes that the ACCC's decision to oppose the purchase of FCL by Patrick was a separate decision based on facts and analysis then available to it. Toll does not believe that it will adversely impact Toll's Offer.

Toll believes that the Offer does not result in any substantial change in freight forwarding market share as Patrick currently has no material freight forwarding operations.

FCL was not part of Toll's acquisition strategy and Toll was prepared to divest FCL had it been acquired by Patrick. FCL's position will be unaffected by Toll's proposed takeover of Patrick.

Toll is working constructively with the ACCC to address any issues which may be identified by the ACCC. Toll is currently in discussions with the ACCC in relation to the Offer which may lead to the giving of undertakings and/or the divestment of some assets. These discussions are at a preliminary stage and accordingly no prediction can reliably be made in this Bidder's Statement as to their outcome.

If the ACCC intervenes to prevent Toll's acquisition of Patrick Shares or requires material undertakings and/or the divestment of any material assets then Toll will consider its position in the light of information then available to it, and will then determine whether or not it will rely on the condition in Section 16.12(b)(i). As soon as it has made that determination, Toll will issue a supplementary bidder's statement which will set out full particulars of the ACCC's position, Toll's determination in respect of the relevant condition and the implications of same for the Offer and the Merged Group.

15.4 Pacific National and Acacia Ridge

15.4.1 Pacific National

Patrick has made certain allegations in connection with a Memorandum of Understanding reached between Toll, Toll North Pty Ltd and Pacific National Pty Ltd in relation to the establishment of the Pacific National Queensland business. A process of review and discussion in relation to the circumstances surrounding the transaction was put in place by Pacific National and its shareholders prior to Toll's announcement of its offer for Patrick, and is still ongoing.

At a board meeting on 1 September 2005, the Patrick nominee directors of Pacific National attempted to pass a resolution for the formation of a sub-committee of the board of Pacific National consisting entirely of Patrick nominees to investigate the transaction. That resolution was rejected by the Toll nominees.

On 1 September 2005, following the board meeting, Patrick issued a media announcement, in breach of its confidentiality obligations under the Pacific National Shareholders' Agreement, claiming an amount of revenue foregone by Pacific National as a result of the operation of the Memorandum of Understanding in the order of $510 million over 20 years. In Toll's view, the net present value of the amount involved is less than $20 million.

On 2 September 2005, Patrick purported to give notice to Toll to commence the dispute resolution process as set out in the Shareholders' Agreement. Toll has received Senior Counsel's advice that:

- the conditions to the issue of a notice under the Shareholders' Agreement have not been followed and the purported notice is invalid; and
- even if the purported notice was valid, it would not satisfy the criteria required for the continuation of the dispute resolution process as the matter is not material to the financial condition, assets, liabilities or prospects of Pacific National having regard to the financial position, revenues and profits of Pacific National.

15.4.2 Acacia Ridge

On 23 May 2003 Queensland Rail issued a Notice to Quit to Pacific National (ACT) Limited in respect of the Acacia Ridge Terminal, which is the major intermodal terminal from which Pacific National operates its interstate rail freight services into and out of Brisbane.

On 10 June 2003 Pacific National (ACT) Limited instituted proceedings in the Federal Court of Australia. The key relief sought is:

(a) an order restraining Queensland Rail, for as long as Pacific National (ACT) Limited carries on the business of interstate rail freight operations into Queensland, from:
 - (i) giving effect to the Notice to Quit;
 - (ii) terminating the leases under which Pacific National (ACT) Limited occupied the Acacia Ridge Terminal;
 - (iii) taking any steps to terminate Pacific National (ACT) Limited's control of the management and operation of the functions at the Acacia Ridge Terminal;

(b) alternatively, an order varying the term of the leases under which Pacific National (ACT) Limited occupied the Acacia Ridge Terminal to 30 years; and

(c) alternatively, equitable compensation, or damages or compensation under the Trade Practices Act.

Queensland Rail has issued a cross-claim in the proceedings seeking, primarily, immediate possession of the Acacia Ridge Terminal (subject to the offer outlined below) and damages.

The case was heard over 39 hearing days before Justice Jacobson in the Federal Court of Australia. Judgement has been reserved.

During the course of the proceedings, Queensland Rail made an offer which, if accepted, allows Pacific National (ACT) Limited to continue in occupation of the Acacia Ridge Terminal on the terms set out in a Terminal Services Agreement proposed by Queensland Rail. That agreement does not provide for Pacific National (ACT) Limited to have control of the management and operation of the Acacia Ridge Terminal.

That offer is an open offer and Queensland Rail has given an undertaking to the Court that the offer will not be withdrawn for a period of 90 days following the making of final orders by Justice Jacobson in this matter assuming those orders are favourable to Queensland Rail. Similarly, Queensland Rail has undertaken to consent to a stay, for 90 days, of any order in favour of Queensland Rail under its cross-claim that would cause Pacific National to hand back possession of the Acacia Ridge Terminal.

15.5 Information about Toll Securities

The rights and liabilities attaching to ownership of the Toll Shares arise from a combination of Toll's constitution, statute, the Listing Rules and general law.

A summary of the significant rights and liabilities attaching to Toll's Shares is set out below. This summary is not exhaustive nor does it constitute a definitive statement of the rights and liabilities of Toll Shareholders.

15.5.1 Voting at a General Meeting

Subject to any shares which may in the future be issued with special or preferential rights, every member present in person at a general meeting of Toll or by proxy, representative or attorney has one vote on a show of hands and, on a poll, one vote for each Toll Share held. On a poll, partly paid shares confer a fraction of a vote in proportion to the amount paid up on the share.

15.5.2 Meeting of Members

Each Toll Shareholder is entitled to receive notice of, attend and vote at meetings of Toll and to receive all notices, accounts and other documents required to be sent to Toll Shareholders under Toll's constitution, the Corporations Act and the Listing Rules.

15.5.3 Dividends

The Directors may from time to time determine dividends to be distributed to Toll Shareholders according to their rights and interests. The Directors may fix the time for distribution and the methods of distribution. Dividends are payable on all Toll Shares in proportion to the amount of the total issue price paid (but not credited) for the Toll Shares. This is subject to any special or preferential rights attached to any class of shares created after the issue of the Toll Shares.

15.5.4 Transfer of Toll Shares

Toll Shares may be transferred by a proper transfer effected in accordance with the ASTC Settlement Rules, by any other method of transferring or dealing in Toll Shares introduced by ASX and as otherwise permitted by the Corporations Act or by a written instrument of transfer in any usual form or in any other form approved by either the Directors or ASX that is otherwise permitted by law.

The Directors may decline to register a transfer of Toll Shares (other than a proper transfer in accordance with the ASTC Settlement Rules) where permitted to do so under the Listing Rules. If the Directors refuse to register a transfer, Toll must, within five Business Days after the transfer is lodged with Toll, give the party lodging the transfer written notice of the refusal and the reason for refusal. The Directors must decline to register a transfer of Toll Shares when required by the Corporations Act or the Listing Rules.

15.5.5 Issue of Further Toll Shares

The Directors may allot, issue, grant options in respect of, or otherwise dispose of, further shares on such terms and conditions as they see fit. However, the Directors must act in accordance with the restrictions imposed by Toll's constitution, the Corporations Act, the Listing Rules and any rights for the time being attached to the shares in any special class of those shares.

15.5.6 Winding-up

If Toll is wound up, then subject to any special rights attaching to any class of shares, Toll Shareholders will be entitled to participate in any surplus assets of Toll in proportion to the amount paid up (including amounts credited) on their Toll Shares when the winding-up begins.

15.5.7 Unmarketable Parcels

Subject to the Corporations Act, Listing Rules and ASTC Settlement Rules, Toll may sell the shares of a shareholder who holds less than a marketable parcel of shares.

15.5.8 Share Buy-Back

Subject to the provisions of the Corporations Act and the Listing Rules, Toll may buy back Toll Shares on terms and at times determined by the Directors.

15.5.9 Proportional Takeover Provisions

Toll's constitution contains provisions for Toll Shareholder approval to be required in relation to any proportional takeover bid. These provisions will cease to apply unless renewed by special resolution of Toll Shareholders in general meeting by 30 October 2006, being three years from the date on which these provisions were last approved by Toll Shareholders.

15.5.10 Variation of Class Rights

Unless otherwise provided by the Toll's constitution or by the terms of issue of a class of shares, the rights attaching to any class of shares may be varied or abrogated:

- with the consent in writing of the holders of three-quarters of the issued shares included in that class; or
- with the sanction of a special resolution passed at a separate meeting of the holders of those shares.

In either case, the holders of not less than 10% of the votes in the class of shares, the rights of which have been varied or abrogated, may apply to a court of competent jurisdiction to exercise its discretion to set aside such a variation or abrogation.

15.5.11 Dividend Reinvestment Plan and Bonus Share Plan

Toll's constitution authorises the Directors to establish and maintain dividend reinvestment plans (whereby any member may elect that dividends payable by Toll be reinvested by way of subscription for shares in Toll) and bonus share plans (whereby any member may elect to forego any dividends that may be payable on all or some of the Toll Shares held by that member and to receive instead some other entitlement including the issue of Toll Shares).

15.5.12 Indemnities

To the extent permitted by law, Toll may indemnify current and past Directors and secretaries of Toll and its subsidiaries against a liability incurred by the person acting in that capacity and against legal costs incurred by that person in defending proceedings for such liability.

15.5.13 Alteration of Toll's Constitution

Toll's constitution can only be amended by special resolution passed by at least three-quarters of Toll Shareholders present and voting at a general meeting of Toll. Toll must give at least 28 days written notice of its intention to propose a resolution as a special resolution.

15.5.14 Toll RPS

As at the date of this Bidder's Statement, Toll has 2,500,000 of Toll RPS on issue which represent 5.9% of Toll Shares on a fully diluted basis.

Information about Toll RPS:

(i) Toll RPS rank equally among themselves in all respects and are subordinated to all creditors of Toll in respect of return of capital and payment of any dividends determined to be payable but unpaid.

(ii) Until the first reset date (11 November 2008), Toll RPS entitle holders to receive a preferred, non-cumulative dividend semi-annually in arrears (at a minimum dividend rate of 5.59% p.a.), in preference to dividends paid on Toll Shares, subject to the Directors in their discretion determining to pay a dividend, and there being no legal impediment to payment of a dividend.

(iii) Toll RPS are perpetual but are convertible into Toll Shares in certain circumstances.

(iv) Toll RPS have certain terms (including the reset dates, the dividend rate, the timing of dividend payments and the conversion of the Toll RPS into Toll Shares) which may be changed by Toll on a reset date by giving prior notice to all holders of Toll RPS. These new terms will apply until the next reset date.

(v) Holders of Toll RPS can elect to exchange their Toll RPS on a reset date (or in certain other circumstances) and upon such an election being made, Toll must do one (or a combination) of the following, as determined by Toll in its sole discretion:

 A. convert the Toll RPS into Toll Shares;

 B. repurchase the Toll RPS; or

 C. procure for a third party to acquire the Toll RPS from the holder.

In addition, holders of Toll RPS may be compelled by Toll to exchange their Toll RPS on a reset date or in other certain circumstances.

(vi) On a winding-up, Toll RPS rank for repayment of capital behind all creditors of Toll but ahead of holders of Toll Shares. If there is a return of capital on a winding-up of Toll, holders of Toll RPS will be entitled to a cash payment equal to the face value of the Toll RPS and the amount equivalent to any accrued dividend entitlement, before any return of capital is made to holders of Toll Shares or any other class of shares ranking behind Toll RPS. If there is no return of capital on a winding-up, holders of Toll RPS will have no such right;

(vii) Toll reserves the right to issue additional Toll RPS or other securities ranking equally with or behind Toll RPS, but Toll may not issue any preference shares that would rank in priority over Toll RPS unless it first obtains the consent of holders of Toll RPS; and

(viii) Until Toll RPS are converted, they confer no rights to subscribe for new securities in Toll or to participate in any bonus issues by Toll.

15.6 Toll Securities on Issue

15.6.1 Ordinary Shares

As at the date of this Bidder's Statement, Toll has 330,384,887 ordinary shares on issue. Toll Shares are quoted on ASX and may be freely traded.

Further information about Toll securities can be found in Section 15.5.

15.6.2 Toll RPS

On 2 October 2003, Toll lodged a prospectus with ASIC for the issue of Toll RPS. As at the date of this Bidder's Statement, Toll has 2,500,000 of Toll RPS on issue.

Further information about Toll RPS can be found in Section 15.5.14.

15.6.3 Executive Options

Set out below is a summary of Toll options outstanding as at the date on which this Bidder's Statement was lodged with ASIC.

Issue Date	Expiry Date	No. of Options	Strike Price
29-May-00	28-May-05[47]	10,000	$1.9925
25-Jan-02	24-Jan-07	1,516,200	$6.7525
31-Oct-02	30-Oct-07	1,600,000	$6.5575[48]
9-Sep-04	8-Sep-09	5,183,000	$10.9500
28-Oct-04	8-Sep-09	350,000	$10.9500
2-Nov-04	1-Nov-09	1,000,000	$11.5300[49]

15.7 Toll Dividends

Since March 2004, Toll has paid the following dividends:

- an interim dividend of $0.11 per Toll Share (100% franked) on 24 March 2005;
- a final dividend of $0.12 per Toll Share (100% franked) on 30 September 2004; and
- an interim dividend of $0.085 per Toll Share (100% franked) on 26 March 2004.

On 22 August 2005, Toll announced its final dividend for the year ended 30 June 2005 of $0.155 per Toll Share, payable on 30 September 2005. Shares received as a result of accepting Toll's Offer will not be eligible to receive Toll's final dividend. These shares will be entitled to any future dividend payments provided they have been issued by the relevant record date.

[47] The expiry date has been extended.

[48] Issue price of $0.7606 per option is payable on or before exercise of options.

[49] Issue price of $1.3375 per option is payable on or before exercise of options.

15.8 Trading in Toll Shares

The two day VWAP of Toll Shares to the lodgement of this Bidder's Statement with ASIC is $13.77.

The two day VWAP of Toll Shares to five Business Days prior to the commencement of the Offer Period is $13.82.

The highest recorded sale price of Toll Shares on ASX in the four months prior to the Announcement Date was $13.88 on 15 August 2005.

The lowest recorded sale price of Toll Shares on ASX in the four months prior to the Announcement Date was $11.66 on 11 May 2005.

15.9 Patrick Securities

15.9.1 Ordinary Shares

According to documents provided by Patrick to ASX, as at 9 September 2005, Patrick had 692,024,503 Patrick Shares on issue. Patrick Shares are quoted on ASX and may be freely traded.

15.9.2 CRANES

On 19 November 2003, Patrick lodged a prospectus with ASIC for the issue of CRANES.

According to documents provided by Patrick to ASX, as at the date of this Bidder's Statement, Patrick has 3,750,000 CRANES on issue.

Further details about the CRANES are set out in Section 9.2(d).

15.9.3 Patrick Senior Executive Options

Set out below is a summary of options outstanding under the Patrick Senior Executive Option Plans as at the date on which this Bidder's Statement was lodged with ASIC (based on Patrick ASX disclosures as to that date).

Issue Date	Expiry Date	No. of Options	Strike Price
20-Mar-01	20-Mar-06	1,625,005	$3.65
29-Jun-01	29-Jun-06	1,000,000	$3.48
10-Apr-02	10-Apr-07	6,831,667	$5.37
4-Feb-03	4-Feb-08	3,000,000	$4.67
12-Feb-03	12-Feb-08	5,843,750	$4.23
18-Feb-04	18-Feb-09	8,425,000	$5.00
7-Mar-05	18-Feb-09	9,900,000	$6.50

Further details about the Patrick Senior Executive Options are set out in Section 9.2(e).

15.10 Offer Extends to New Patrick Shares

For the purposes of section 633(2) of the Corporations Act, the date for determining the persons to whom information is to be sent in items 6 and 12 of section 633(1) is the Register Date (16 September 2005).

The Offer extends to persons who become registered, or entitled to be registered to, Patrick Shares during the Offer Period due to the conversion of, or exercise of rights attached to securities convertible into Patrick Shares which are on issue on the Register Date.

You should also see Sections 9.2(d) and 9.2(e) regarding the rights of CRANES Holders and Patrick Senior Executive Optionholders respectively.

15.11 Patrick Dividends

Since February 2004, Patrick has paid the following dividends:

- an interim dividend of $0.07 per Patrick Share (100% franked) on 15 June 2005;
- a final dividend of $0.07 per Patrick Share (100% franked) on 15 December 2004;
- an interim dividend of $0.06 per Patrick Share (100% franked) on 15 June 2004; and
- a final dividend of $0.05 per Patrick Share (100% franked) on 26 February 2004.

Patrick has not recently announced any dividends. If Patrick were to pay a dividend other than the Special Dividend as proposed under Toll's Offer then, Toll's Offer would be reduced by the amount of the dividend paid by Patrick.

Shares received as a result of accepting Toll's Offer will not be eligible to receive Toll's final dividend for the year ended 30 June 2005, payable on 30 September 2005. These shares will be entitled to any future dividend payments provided they have been issued by the relevant record date.

15.12 Trading in Patrick Shares

- The last recorded sale price of Patrick Shares on ASX before the Announcement Date was $6.45 as at close of trading on ASX on 19 August 2005.
- The last recorded sale price of Patrick Shares on ASX on 26 July 2005 (the day before media and market speculation arose about a possible takeover bid for Patrick by Toll) was $5.60.
- The latest recorded sale price of Patrick Shares on ASX before the date on which this Bidder's Statement was lodged with ASIC was $6.79. Toll considers that this sale price has been affected by the announcement of this Offer.

15.13 Interests in Patrick Shares

15.13.1 Toll Voting Power in Patrick

At the date of this Bidder's Statement, there are 692,024,503 Patrick Shares on issue. Immediately before this Bidder's Statement was lodged with the ASIC and as at the date immediately before the first Offer is sent, on the basis of Toll's awareness of the capital structure of Patrick, Toll and its associates have a relevant interest in 29,616,134 Patrick Shares, and Toll has voting power in relation to approximately 4.3% of Patrick.

15.13.2 Other Acquisitions of Patrick Shares by Toll or Toll's Associates

Set out in Annexure G are details of acquisitions and disposals of Patrick Shares by, or on behalf of, Toll in the four months prior to the date of the Offer. The maximum value of consideration paid by, or on behalf of, Toll or its associates for Patrick Shares in the four months prior to the date of the Offer is $5.70 (on 6 June 2005).

Other than as indicated above, neither Toll nor any associate of Toll provided, or agreed to provide, consideration for any Patrick Shares under a purchase or agreement in the four months before the date of the Offer.

15.14 Collateral Benefits

In the four months before the date of the Offer, neither Toll nor any associate of Toll gave, offered to give or agreed to give a benefit to another person which was likely to induce the other person or an associate of that person to:

- accept an offer under the Offer; or
- dispose of securities in the bid class for the Offer,

and which benefit was not offered to all Patrick Shareholders under the Offer except in respect of the acquisitions referred to in Section 15.13.2 by virtue of the fact that the acquisitions mentioned in Section 15.13.2 were unconditional and for cash.

15.15 No Escalation Agreements

Neither Toll nor any associate of Toll has entered into any escalation agreement that is prohibited by Section 622 of the Corporations Act.

15.16 Toll Directors' Interests in Patrick Shares

As at the date of this Bidder's Statement, the Toll Directors had the following relevant interests in Patrick securities:

Director	Class of Security	Number	Nature of Relevant Interest
Mr John Moule AM	Patrick Shares	20,000	Direct and Indirect
Mr Neil Chatfield	Patrick Shares	15,000	Direct
Mr Mark Rowsthorn	Patrick Shares	50,000	Indirect

15.17 Fees and Benefits Payable to Directors and Advisers

Other than as set out below or elsewhere in this Bidder's Statement, no:

(a) director or proposed director of Toll;

(b) person named in this Bidder's Statement as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Bidder's Statement;

(c) promoter of Toll; or

(d) an underwriter in relation to the Issue or a financial services licensee named in the Bidder's Statement as a financial services licensee involved in the Issue,

has, or had within two years before the date of this Bidder's Statement, any interest in:

- the formation or promotion of Toll;
- any property acquired or proposed to be acquired by Toll in connection with its formation or promotion or in connection with the Issue; or
- the offer of Toll Shares under this Bidder's Statement,

and no amounts have been paid or agreed to be paid and no benefits have been given or agreed to be given to any director or a proposed director of Toll as an inducement to become, or to qualify as, a director of Toll or to any of those persons otherwise for services rendered by him in connection with the formation or promotion of Toll or the offer of Toll Shares under this Bidder's Statement.

The directors of Toll have the following interests in Toll securities (either held directly, held by entities controlled by them or held by entities of which they are directors) as at the date of this Bidder's Statement:

Director	Toll Shares	Toll RPS	Options Over Toll Shares
Mr Paul Little	36,931,300	1,500	1,300,000
Mr Mark Rowsthorn	30,194,383	1,500	1,300,000
Mr John Moule AM	719,866	-	-
Mr Neil Chatfield	430,484	1,000	350,000
Mr Alastair Lucas	228,597	-	-
Mr Ray Horsburgh	891	-	-

The Remuneration and Succession Planning Committee reviews and makes recommendations to the Directors on remuneration packages and policies applicable to the Toll executive directors, non-executive directors and where appropriate, senior executives. It also reviews and makes recommendations regarding the policies applicable to staff salary reviews. The Toll Group aims to ensure remuneration levels are competitively set to attract appropriately qualified and experienced directors and senior executives.

The Toll Remuneration Policy is performance driven and is designed to support the needs and direction of the business. The level of remuneration of non-executive directors, executive directors and other senior executives is determined by reference to the market via survey data and input from remuneration consultants. Remuneration programs are designed to be appropriately competitive but financially responsible.

For executive directors and other senior executives, remuneration programs are balanced with a mix of fixed and variable rewards. Remuneration levels are reviewed annually by the Toll Remuneration and Succession Planning Committee. External consultants provide analysis and advice to the committee to ensure the Directors and senior executives remuneration is competitive in the market place. Executive directors and senior executives are given the opportunity to receive their fixed remuneration in a variety of forms including cash and fringe benefits such as motor vehicles and expense payment plans. The structure of both short and long term variable incentives is performance based.

In the last two years, the remuneration provided by Toll to its Directors totals $10,737,404 for the year ended 30 June 2005 and $8,403,651 for the year ended 30 June 2004.

Toll has agreed to indemnify the Directors and the secretary of it and its controlled entities, against all liabilities to another person (other than Toll or a related body corporate) that may arise from their position as Directors or secretary of Toll and its controlled entities, except where the liability arises out of conduct involving a lack of good faith. The agreement stipulates that Toll will meet the full amount of any such liabilities, including costs and expenses.

Clayton Utz has acted as the Australian legal adviser to Toll in relation to the Offer. Toll has paid Clayton Utz approximately $1.15 million and estimates it will pay Clayton Utz approximately $2.75 million for these services. During the 24 months preceding the date of this Bidder's Statement, Clayton Utz has acted as legal advisers to Toll and has received fees for these services.

KPMG Transaction Services has acted as Investigating Accountant to Toll in relation to the Offer. Toll has paid or agreed to pay KPMG Transaction Services approximately $1.4 million for these services. During the 24 months preceding the date of this Bidder's Statement, KPMG Transaction Services has not provided professional services to Toll and has received no fees for services.

KPMG has acted as tax adviser to Toll in relation to the Offer. Toll has paid or agreed to pay KPMG approximately $350,000 for these services. During the 24 months preceding the date of this Bidder's Statement, KPMG has acted as tax adviser and auditor to Toll and has received fees for these services.

15.18 Toll is a Disclosing Entity

Due to the fact that Toll is offering Toll Shares as consideration for the acquisition of Patrick Shares, the Corporations Act requires that this Bidder's Statement must include all information that would be required for a prospectus for an offer of Toll Shares under Sections 710 to 713 of the Corporations Act. Toll does not need to issue a prospectus for the offer of the Toll Shares as the offer is occurring under a takeover bid.

Toll is a disclosing entity (as defined in Section 111AC of the Corporations Act) for the purposes of Section 713 of the Corporations Act and, as such, is subject to regular reporting and disclosure obligations. Specifically, like all listed companies, Toll is required to continuously disclose any information it has to the market which a reasonable person would expect to have a material effect on the price or the value of Toll's securities. Toll Shares have been quoted on ASX during the 12 months prior to the date of this Bidder's Statement.

For this reason, Toll is only required to disclose information in this Bidder's Statement that would usually be required where its shares have been continuously quoted securities.

In general terms where Toll's shares are continuously quoted securities the prospectus is only required to contain information in relation to the effect of the Offer on Toll and the rights and liabilities attaching to the Toll Shares. It is not necessary to include general information in relation to all of the assets and liabilities, financial position and performance, profits and losses or prospects of the issuing company unless such information has been excluded from a continuous disclosure notice in accordance with the Listing Rules and it is information that investors and their professional advisers would reasonably require for the purpose of making an informed assessment of such matters and the rights and liabilities attaching to the Toll Shares.

Information that is already in the public domain has not been reported in this Bidder's Statement other than that which is considered necessary to make this Bidder's Statement complete.

Toll, as a disclosing entity under the Corporations Act, states that:

(a) it is subject to regular reporting and disclosure obligations;

(b) copies of documents lodged with ASIC in relation to Toll (not being documents referred to in Section 1274(2)(a) of the Corporations Act) may be obtained from, or inspected at, an ASIC office; and

(c) it will provide a copy of each of the following documents, free of charge, to any person on request during the Offer Period:

 (i) the financial statements of Toll for the 12 months ended 30 June 2005 (being the annual financial report most recently lodged by Toll with ASIC); and

 (ii) all continuous disclosure notices given by Toll after the lodgement of that annual financial report with ASIC and before the lodgement of this Bidder's Statement with ASIC.

Requests for copies of these documents may be made by calling **1300 769 346** (callers from Australia) or **+61 3 9415 4005** (callers outside Australia). Copies of all documents lodged with ASIC in relation to Toll can be inspected at the registered office of Toll during normal office hours. A list of announcements made by Toll on ASX between the lodgement of its last annual report for the year ended 30 June 2004 (being 24 September 2004) and 9 September 2005 appears in Annexure C.

Other than information contained in this Bidder's Statement, there is no information which has been excluded from a continuous disclosure notice in accordance with the Listing Rules and is information that a Patrick Shareholder or a professional adviser to a Patrick Shareholder would reasonably require for the purposes of making an informed assessment of:

(a) the assets and liabilities, financial position and performance, profits and losses and prospects of Toll; or

(b) the rights and liabilities attaching to the Toll Shares.

None of the information referred to in this Section 15.18 is incorporated by reference into this Bidder's Statement or is included with this Bidder's Statement.

15.19 Valuation Date – Reliance on Class Order 00/2338

Under the terms of the Offer, Toll may rely on the provisions of ASIC Class Order 00/2338.

The Class Order provides relief from the requirement in section 621(4) of the Corporations Act and allows a bidder up to five Business Days before the date of a takeover bid to value quoted securities that it is offering as part of its bid consideration.

Relying on the relief, Toll may value Toll Shares and Virgin Blue Shares to be provided under the Offer at any time nominated by Toll (Valuation Date) up to five Business Days before the date of the Offer. The valuation is determined by calculating the VWAP of Toll Shares and Virgin Blue Shares in the ordinary course of trading on ASX during two full Business Days before the Valuation Date.

In accordance with section 621(4A) (as inserted in the Corporations Act by Class Order 00/2238) the following information is provided:

Valuation of Toll Shares under section 621(4A)	$13.94 per Toll Share
Valuation of Virgin Blue Shares under section 621(4A)	$1.60 per Virgin Blue Share
Valuation Date	27 September 2005
Business Days on which valuation based	23 and 26 September 2005

The value of the Offer consideration per Patrick Share for the purposes of section 621 of the Corporations Act using this valuation is therefore $6.81.

This value exceeds the maximum value of consideration paid by Toll and its associates for Patrick Shares in the four months prior to the date of the Offer, described in Section 15.13.2.

15.20 No Other Material Information

There is no other information which:

(a) is material to the making of the decision by a person to whom the Offer is made whether or not to accept the Offer; and

(b) is known to Toll; and

(c) does not relate to the value of Toll Shares; and

(d) has not previously been disclosed to Patrick Shareholders,

other than as disclosed in this Bidder's Statement.

15.20 Expiry Date

No Toll Shares will be issued on the basis of the Offer contained in this Bidder's Statement after the date that is 13 months after the date of this Bidder's Statement.

15.21 Consents

Each of the parties referred to in this Section:

- does not make, or purport to make, any statement in this Bidder's Statement, nor is any statement in this Bidder's Statement based on any statement by any of those parties, other than as specified in this Section; and
- to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any part of the Bidder's Statement other than a reference to its name and a statement included in this Bidder's Statement with the consent of that party as specified in this Section.

Clayton Utz have given and have not before the date of this Bidder's Statement withdrawn its consent to be named in this Bidder's Statement as legal adviser to Toll in the form and context in which they are named.

Mr Norman O'Bryan SC has given and has not before the date of this Bidder's Statement withdrawn his consent to be named in this Bidder's Statement as Senior Counsel to Toll and to the inclusion in this Bidder's Statement of the statements attributed to him in the form and context in which they appear.

Computershare Investor Services Pty Limited has given and has not before the date of this Bidder's Statement withdrawn its consent to be named in this Bidder's Statement as the Toll Share Registry in the form and context in which it is named.

KPMG Transaction Services has given and has not before the date of this Bidder's Statement withdrawn its consent to the inclusion of the Investigating Accountant's Report in this Bidder's Statement in the form and context in which it appears, and to the references to that report in the Bidder's Statement in the form and context in which they appear. KPMG Transaction Services has also given and has not before the date of this Bidder's Statement withdrawn its consent to be named as Investigating Accountant to Toll in the form and context in which they are named in this Bidder's Statement in the form and context in which they appear.

KPMG has given and has not before the date of this Bidder's Statement withdrawn its consent to the inclusion of the letter to the Toll Directors dated 15 September 2005 which is set out in Section 14 in this Bidder's Statement in the form and context in which it appears, and to the references to that report in the Bidder's Statement in the form and context in which they appear. KPMG has also given and has not before the date of this Bidder's Statement withdrawn its consent to be named as tax adviser to Toll in the form and context in which they are named in this Bidder's Statement in the form and context in which they appear.

Virgin Group has given and has not before the date of this Bidder's Statement withdrawn its consent to the inclusion in part 6 of Section 3 of the statement attributed to it in the form and context in which it appears.

As contemplated by ASIC Class Order 01/1543, this Bidder's Statement also includes statements based on statements made by persons in the circumstances described in that Class Order. Those persons are not required to consent, and have not consented, to the inclusion of statements in this Bidder's Statement based on statements made by them.

If you would like to receive a copy of any of the documents which contain these statements (free of charge), please contact Toll's Offer Information Line on **1300 769 346** (within Australia) or **+61 3 9415 4005** (outside Australia). In accordance with legal requirements, calls to these numbers will be recorded.

16 The Offer



16.1 The Offer

(a) Toll offers to acquire all of your Patrick Shares on the terms and subject to the conditions set out in the Offer.

(b) You may accept the Offer only in respect of all of your Patrick Shares.

(c) Toll will be entitled to all Rights in respect of Patrick Shares which it acquires under the Offer. If any Rights are received by you and such documents as may be necessary to vest title to those Rights in Toll are not passed on to Toll, or the benefit of those Rights are not passed on to Toll, Toll may reduce the consideration payable to you under the Offer by the amount (or value, as reasonably assessed by Toll) of those Rights.

(d) If you become entitled to a fraction of one Toll Share, in respect of any single CHESS Holding or Issuer Sponsored Holding of Patrick Shares in your name, that fraction will be disregarded and will be rounded down to the nearest whole Toll Share.

(e) Subject to Section 16.4(b), the Toll Shares to be issued under the Offer will in all respects rank equally with all other Toll Shares currently on issue.

(f) If at the time the Offer is made to you, you are a Foreign Patrick Shareholder, you will not receive Toll Shares. Instead, you will receive a cash amount determined in accordance with Section 16.11.

(g) This Offer extends to any person who becomes registered or entitled to be registered as the holder of any of your Patrick Shares during the period from the Register Date to the end of the Offer Period.

(h) This Offer is dated 29 September 2005.

16.2 What You Will Receive

If you accept this Offer and the Defeating Conditions are fulfilled or waived, you will receive:

(a) 0.4 Toll Shares; **PLUS**

(b) $0.75 cash; **PLUS**

(c) the Special Dividend under Section 16.9 below,

for each of your Patrick Shares.

16.3 Offer Period

(a) The Offer commences on the date the first of the Bidder's Statements are sent to Patrick Shareholders, which will be 30 September 2005, and will remain open for acceptance until 7:00 pm (Melbourne time) on 10 November 2005, unless it is withdrawn or extended in accordance with the Corporations Act.

(b) Toll expressly reserves its right under section 650C of the Corporations Act, exercisable in its sole discretion, to extend the period during which the Offer remains open for acceptance or otherwise to vary the Offer in accordance with the Corporations Act.

(c) If within the last seven days of the Offer Period the Offer is varied to improve the consideration offered or if within the last seven days of the Offer Period Toll's voting power in Patrick increases to more than 50%, then in either case the Offer Period will be automatically extended in accordance with section 624(2) of the Corporations Act, so that it ends 14 days after the relevant event.

16.4 Official Quotation of Toll Shares

(a) Part of the consideration offered by Toll under the Offer comprises Toll Shares. Subject to Section 16.4(b), the Toll Shares to be issued under the Offer will in all respects rank equally with all other Toll Shares currently on issue.

(b) For the avoidance of doubt, Patrick Shareholders who accept the Offer will not be entitled to receive the Toll dividend payable on or about 30 September 2005.

(c) Toll has been admitted to the official list of ASX and Toll Shares are traded on ASX. Toll Shares of the same class as those to be issued as consideration under the Offer have been granted official quotation by ASX.

(d) An application will be made to ASX within seven days after the date of this Bidder's Statement for the granting of *official quotation of the Toll Shares to be issued as consideration under the Offer.*

16.5 Persons to Whom the Offer is Made

16.5.1 Offerees

(a) An Offer in this form and bearing the same date is being made:

(i) *to each holder of Patrick Shares registered in Patrick's register of Patrick Shareholders at 10:00 am on the* Register Date; and

(ii) to any person who becomes registered or entitled to be registered as the holder of Patrick Shares during the period from the Register Date to the end of the Offer Period due to the conversion of or exercise of rights attached to other securities convertible into Patrick Shares which are on issue on the Register Date.

(b) If at the time this Offer is made to you, or at any time during the period from the Register Date to the end of the Offer Period and before you accept this Offer, another person is, or is entitled to be, registered as the holder of some or all of your Patrick Shares to which this Offer relates (**Transferred Shares**), then:

(i) a corresponding Offer will be deemed to have been made to that other person in respect of the Transferred Shares;

(ii) a corresponding Offer will be deemed to have been made to you in respect of your Patrick Shares other than the Transferred Shares; and

(iii) this Offer is deemed to have been withdrawn immediately after making such corresponding offers.

16.5.2 Trustees and Nominees

If you are a trustee or nominee for several persons in respect of separate parcels of Patrick Shares, section 653B of the Corporations Act deems an Offer to have been made to you in respect of each separate parcel. To validly accept the Offer for any of those separate parcels, you must:

(a) *if the parcel consists of Patrick Shares held in an Issuer Sponsored Holding, complete and sign the Acceptance Form;* and

(b) if the parcel consists of Patrick Shares held in a CHESS Holding, initiate acceptance in accordance with Rule 14.14 of the ASTC Settlement Rules.

In each case specifying that the Patrick Shares in respect of which you are accepting are a separate parcel and the number of Patrick Shares in the separate parcel to which the acceptance relates. You may at the one time accept the Offer in respect of two or more such separate parcels as if they were a single parcel.

If this Section applies to you, please contact Toll's Offer Information Line on **1300 769 346** (within Australia) or **+61 3 9415 4005** *(outside Australia) for such additional copies of this Bidder's Statement or the Acceptance Form as are* necessary. In accordance with legal requirements, calls to these numbers will be recorded.

16.6 How to Accept the Offer

The method by which you can accept the Offer will depend on whether your Patrick Shares are in an Issuer Sponsored Holding or a CHESS Holding. Your Patrick Shares are in an Issuer Sponsored Holding if they are sponsored directly by Patrick as issuer. Your Patrick Shares are in a CHESS Holding if they are sponsored by a Controlling Participant (usually your broker) or if you are a Participant.

16.6.1 General

(a) *Subject to Sections 16.5.2 and 16.6.7, you may accept the Offer only in respect of all of your Patrick Shares.*

(b) You may accept the Offer at any time during the Offer Period.

16.6.2 Issuer Sponsored Holdings

If any of your Patrick Shares are in an Issuer Sponsored Holding, to accept the Offer in respect of those Patrick Shares you must:

(a) complete and sign the Acceptance Form enclosed with this Bidder's Statement in accordance with the instructions on the form; and

(b) ensure that the Acceptance Form together with all other documents required by the terms of the Offer and the instructions on the form are received before the expiry of the Offer Period at one of the addresses indicated on the Acceptance Form.

16.6.3 CHESS Holdings

If your Patrick Shares are in a CHESS Holding, to accept the Offer you must comply with the ASTC Settlement Rules. To accept the Offer in respect of those Patrick Shares:

(a) you should instruct your Controlling Participant (usually your broker) to initiate acceptance of the Offer in accordance with Rule 14.14 of the ASTC Settlement Rules before the expiry of the Offer Period; or

(b) if you are a Participant you must initiate acceptance of the Offer in accordance with the ASTC Settlement Rules before the expiry of the Offer Period.

Alternatively, you may complete and sign the Acceptance Form in respect of those Patrick Shares which are in the CHESS Holding in accordance with the instructions on the form and return the form, together with all other documents required by those instructions, to the address indicated on the Acceptance Form. This will authorise Toll to instruct your Controlling Participant to initiate acceptance of the Offer on your behalf. You must ensure that the Acceptance Form is received by Toll in time for Toll to give instructions to your Controlling Participant and your Controlling Participant to carry out those instructions before the expiry of the Offer Period. You will be taken to have completed acceptance of the Offer when your Controlling Participant initiates acceptance of the Offer in accordance with Rule 14.14 of the ASTC Settlement Rules.

16.6.4 Patrick Shares Held in a Number of Forms

If your Patrick Shares are held in different parcels in different forms, your acceptance of this Offer will require action under Sections 16.6.2 and 16.6.3 in relation to the different parcels of your Patrick Shares.

16.6.5 Nominee holdings

If your Patrick Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee, you should contact that nominee for assistance in accepting the Offer.

16.6.6 Status of Acceptance Form

The Acceptance Form which accompanies this Bidder's Statement forms part of the Offer. The requirements on the Acceptance Form must be observed in accepting the Offer. Acceptance of the Offer for Patrick Shares held in an Issuer Sponsored Holding will be effective only when (subject to Section 16.6.7) the properly completed Acceptance Form (together with any document required by the instructions on that form) has been posted to or delivered to the address indicated on the Acceptance Form.

The Acceptance Form may also be faxed to the fax number specified on the Acceptance Form. However, your acceptance will not be processed until your Acceptance Form is received at one of the addresses specified on the Acceptance Form.

The method chosen to deliver the Acceptance Form and other documents is at the risk of each accepting Patrick Shareholder.

16.6.7 Toll's Discretion

Notwithstanding Sections 16.6.1 and 16.6.6, Toll may at its discretion treat any Acceptance Form received before the end of the Offer Period (at an address indicated on the Acceptance Form or such other address or fax number as may be acceptable to Toll) as valid or waive any requirement of Section 16.6.1 or 16.6.6 in any case, but the payment of the consideration in accordance with the Offer may be delayed until any irregularity has been resolved or waived and any other documents required to procure registration have been received by Toll.

Please call Toll's Offer Information Line on **1300 769 346** (within Australia) or **+61 3 9415 4005** (outside Australia) if you have any queries about the Offer or how to accept the Offer or need a replacement Acceptance Form. In accordance with legal requirements, calls to these numbers will be recorded.

16.7 The Effect of Acceptance

By accepting the Offer, or initiating acceptance of this Offer, in accordance with Section 16.6, you will, or will be deemed to, have:

(a) accepted the Offer for all of your Patrick Shares and irrevocably agreed to the terms and conditions of the Offer to sell all of your Patrick Shares to Toll (regardless of the number of Patrick Shares specified in the Acceptance Form or other acceptance);

(b) subject to the Offer being declared free from the Defeating Conditions or those conditions being fulfilled, authorised Toll to issue to you the Toll Shares you are entitled to receive under this Offer and to register your name in the Toll register of members in respect of those Toll Shares, and agreed that you will be bound by the constitution of Toll;

(c) subject to:

 (i) the Offer being declared free from the Defeating Conditions or those conditions being fulfilled; and

 (ii) Toll having obtained control of the Patrick Board,

 in accordance with article 110 of Patrick's constitution, authorised Toll to cause Patrick to distribute to you the Virgin Blue Shares you are entitled to receive by way of the Special Dividend and authorised Toll to cause Virgin Blue to register your name in the Virgin Blue register of members in respect of those Virgin Blue Shares, and agreed that you will be bound by the constitution of Virgin Blue;

(d) subject to the Offer being declared free from the Defeating Conditions or those conditions being fulfilled, agreed to transfer all of your Patrick Shares to Toll in accordance with the terms set out in the Offer;

(e) authorised Toll (by its Directors, officers, servants or agents) to complete the Acceptance Form by inserting such details as are omitted in respect of your Patrick Shares and to rectify any errors in or omissions from the Acceptance Form (including, without limiting the generality of the foregoing, altering the number of Patrick Shares stated to be held by you if it is otherwise than as set out in the Acceptance Form) as may be necessary to make the Acceptance Form an effective acceptance of the Offer or to enable registration of the transfer of all of your Patrick Shares to Toll;

(f) represented and warranted to Toll as a fundamental condition going to the root of the contract that, both at the time of acceptance of the Offer and at the time of transfer of your Patrick Shares to Toll, your Patrick Shares (including any Rights) are fully paid and free from all mortgages, charges, liens, encumbrances, interests of third parties of any kind (whether legal or otherwise) and restrictions on transfer of any kind and that you have full power, capacity and authority to sell and transfer your Patrick Shares (including the legal and beneficial ownership in those Patrick Shares and any Rights);

(g) irrevocably appointed Toll and each of its Directors, secretaries and officers severally as your true and lawful exclusive attorney, agent and proxy in your name and on your behalf, with effect from the date that the Offer, or any contract resulting from your acceptance of the Offer, becomes unconditional, with power to do all things which you could lawfully do concerning your Patrick Shares or in exercise of any right derived from the holding of your Patrick Shares, including (without limiting the generality of the foregoing):

 (i) attending and voting at any meeting of Patrick Shareholders;

 (ii) demanding a poll for any vote to be taken at any meeting of Patrick Shareholders;

 (iii) proposing or seconding any resolution to be considered at any meeting of Patrick Shareholders;

 (iv) requisitioning the convening of any meeting of Patrick Shareholders and convening a meeting pursuant to any such requisition (or joining with other Patrick Shareholders to do either of those things);

 (v) notifying Patrick that your address in the records of Patrick for all purposes, including the dispatch of notices of meeting, annual reports and distributions (other than the Special Dividend), should be altered to an address nominated by Toll and directing Patrick to serve all correspondence, payments or notifications in respect of any Rights and any other communications and documents whatsoever in respect of your Patrick Shares to Toll at that address;

 (vi) executing all forms, transfers, assignments, notices, instruments (including instruments appointing a director of Toll as a proxy in respect of all or any of your Patrick Shares and a transfer form for your Patrick Shares), proxies, consents, agreements and resolutions relating to your Patrick Shares as may be necessary or desirable to convey your Patrick Shares and Rights to Toll;

 (vii) requesting Patrick to register in the name of Toll your Patrick Shares which you hold on any register of Patrick; and

 (viii) doing all things incidental or ancillary to any of the foregoing, and to have agreed that in exercising the powers conferred by that power of attorney, the attorney may act in the interests of Toll as the intended registered holder and beneficial owner of your Patrick Shares and to have further agreed to do all such acts, matters and

things that Toll may require to give effect to the matters the subject of this paragraph (including the execution of a written form of proxy to the same effect as this paragraph which complies in all respects with the requirements of the constitution of Patrick) if requested by Toll.

This appointment, being given for valuable consideration to secure the interest acquired in your Patrick Shares, is irrevocable and terminates upon registration of a transfer to Toll of your Patrick Shares;

(h) represented and warranted to, and agreed with Toll, that your Patrick Shares in respect of which you have accepted this Offer will be purchased by Toll with all Rights and you will execute all such instruments as Toll may require for the purpose of vesting in it any such Rights;

(i) irrevocably authorised and directed Patrick to pay Toll or to account to Toll for all Rights in respect of your Patrick Shares subject, however, to any such Rights received by Toll being accounted for by Toll to you if the Offer is withdrawn or the contract formed by your acceptance of the Offer is rescinded or rendered void;

(j) except where Rights have been paid or accounted for under paragraph 16.7(i), irrevocably authorised Toll and its Directors to adjust the consideration payable to you under the Offer by the value of all Rights in respect of your Patrick Shares as reasonably assessed by Toll (or, if there is a dispute, by the Chairman of ASX or his nominee). Any deduction will first be made at Toll's election from either:

 (i) the Toll Share Consideration otherwise due to you on the basis that one Toll Share is valued at the Toll Share five day VWAP to the Business Day prior to the Business Day on which Patrick Shares commence trading on an ex Rights basis; or

 (ii) from the Cash Consideration,

 and then, if required, from either the Cash Consideration or the Toll Share Consideration (on the same valuation basis as set out above), as appropriate.

(k) if you signed the Acceptance Form in respect of any of your Patrick Shares in a CHESS Holding, irrevocably authorised Toll:

 (i) to instruct your Controlling Participant to initiate acceptance of the Offer in respect of all such Patrick Shares in accordance with the ASTC Settlement Rules; and

 (ii) to give any other instruction in relation to your Patrick Shares to your Controlling Participant on your behalf under the sponsorship agreement between you and the Controlling Participant.

 Toll shall be so authorised even though at the time of such transfer it has not paid the consideration due to you under this Offer;

(l) if at the time of acceptance of this Offer your Patrick Shares are in a CHESS Holding, with effect from the date that this Offer, or any contract resulting from your acceptance of this Offer, becomes unconditional, authorised Toll to cause a message to be transmitted to ASTC in accordance with Rule 14.17.1 of the ASTC Settlement Rules so as to transfer your Patrick Shares to Toll's takeover transferee holding. Toll shall be so authorised even though at the time of such transfer it has not paid the consideration due to you under this Offer;

(m) agreed, in the absence of a prior waiver of this requirement by Toll, not to attend or vote in person at any meeting of Patrick or to exercise or purport to exercise any of the powers conferred on Toll or its nominee in paragraph 16.7(g) above;

(n) agreed to indemnify Toll in respect of any claim or action against it or any loss, damage or liability whatsoever incurred by it as a result of you not producing your Holder Identification Number or in consequence of the transfer of your Patrick Shares being registered by Patrick without production of your Holder Identification Number for your Patrick Shares; and

(o) represented and warranted to Toll that, unless you have notified Toll in accordance with Section 16.5.2, your Patrick Shares do not consist of separate parcels of Patrick Shares.

The undertakings and authorities referred to in this Section 16.7 will (unless otherwise stated herein) remain in force after you receive the consideration for your Patrick Shares acquired by Toll and after Toll becomes the registered holder of them.

16.8 Toll Share Consideration and Cash Consideration

(a) Subject to Sections 16.6.7, 16.8, 16.10, 16.11 and 16.12 and to the Corporations Act, if you accept the Offer Toll will allot the Toll Share Consideration and will pay the Cash Consideration due to you under the Offer on or before the earlier of:

(i) the day one month after you accept the Offer or, if the Offer is subject to a Defeating Condition when accepted, one month after the contract resulting from your acceptance becomes unconditional; and

(ii) the day 21 days after the end of the Offer Period.

(b) Where documents are required to be given to Toll with your acceptance to enable Toll to become the holder of your Patrick Shares (such as a power of attorney):

(i) if the documents are given with your acceptance, Toll will provide payment in accordance with Section 16.8(a);

(ii) if the documents are given after acceptance and before the end of the Offer Period while the Offer is still subject to a Defeating Condition, Toll will allot the Toll Share Consideration and pay the Cash Consideration to you by the end of whichever of the following periods ends first:

A. one month after the contract resulting from your acceptance becomes unconditional; and

B. 21 days after the end of the Offer Period;

(iii) if the documents are given after acceptance and before the end of the Offer Period while the Offer is no longer subject to a Defeating Condition, Toll will provide the consideration to you by the end of whichever of the following periods ends first:

A. one month after Toll is given the documents; and

B. 21 days after the end of the Offer Period;

(iv) if the documents are given after the end of the Offer Period while the Offer is no longer subject to a Defeating Condition, Toll will provide the consideration to you within 21 days after the documents are given; or

(v) if the documents are given after the end of the Offer Period while the Offer is still subject to a Defeating Condition in Section 16.12(h), Toll will provide the consideration to you within 21 days after the contract which arises upon your acceptance of this Offer becomes unconditional.

(c) If you accept the Offer, Toll is entitled to all Rights (being those accruing after the Announcement Date) in respect of your Patrick Shares. Toll may require you to provide all documents necessary to vest title to those Rights in Toll, or otherwise to give it the benefit or value of those Rights. If you do not do so before Toll has provided the consideration to you, Toll will be entitled to deduct the amount (or value, as reasonably assessed by Toll) of such Rights from the consideration otherwise due to you. Any such deduction will first be made at Toll's election from either:

(i) the Toll Share Consideration otherwise due to you on the basis that one Toll Share is valued at the Toll Share five day VWAP to the Business Day prior to the Business Day on which Patrick Shares commence trading on an ex Rights basis; or

(ii) from the Cash Consideration,

and then, if required, from either the Cash Consideration or the Toll Share Consideration (on the same valuation basis as set out above), as appropriate.

(d) Payment of any cash amount to which you are entitled under the Offer will be made by cheque in Australian currency. The cheque will be sent at your risk by pre-paid ordinary mail or, in the case of addresses outside Australia, by pre-paid airmail, to your address as shown on the register of Patrick Shareholders on the Register Date.

(e) The obligation of Toll to issue and allot any Toll Shares to which you are entitled under the Offer will be satisfied by Toll:

(i) entering your name on the register of members of Toll; and

(ii) dispatching or procuring the dispatch to you of an uncertificated holding statement in your name by pre-paid ordinary mail or, in the case of addresses outside Australia, by pre-paid airmail, to your address as shown on the register of Patrick Shareholders on the Register Date. If your Patrick Shares are held in a joint name, an uncertificated holding statement will be issued in the name of the joint holders and forwarded to the address that appears first in the register of Patrick Shareholders.

(f) If, at the time of acceptance of the Offer, you are resident in or a resident of a place to which, or you are a person to whom, the following regulations apply:

 (i) the Banking (Foreign Exchange) Regulations 1959; or
 (ii) the Charter of the United Nations (Terrorism and Dealing with Assets) Regulations 2002; or
 (iii) the Charter of the United Nations (Sanctions – Afghanistan) Regulations 2001; or
 (iv) the Iraq (Reconstruction and Repeal of Sanctions) Regulations 2003; or
 (v) any other law of Australia that would make it unlawful for Toll to provide consideration for your Patrick Shares,

acceptance of the Offer will not create for you or transfer to you any right (contractual or contingent) to receive the consideration specified in the Offer unless and until all requisite authorities or clearances have been obtained by Toll.

The places to which and persons to whom the Banking (Foreign Exchange) Regulations 1959 currently apply include specified supporters of the former Milosevic government of the Federal Republic of Yugoslavia, and specified ministers and senior officials of the government of Zimbabwe.

The places to which and persons to whom the Charter of the United Nations (Terrorism and Dealing with Assets) Regulations 2002 currently apply include the Taliban, Usama bin Laden, a member of the Al-Qaida organisation, and any person named on the list maintained by the Committee under United Nations Resolution 1390.

The places to which and persons to whom the Charter of the United Nations (Sanctions – Afghanistan) Regulations 2001 currently apply include the Taliban Territory, a bin Laden Entity and a Taliban Entity (as those terms are defined in those regulations).

The persons to whom the Iraq (Reconstruction and Repeal of Sanctions) Regulations 2003 currently apply include members of the previous government of Iraq, Saddam Hussein, its senior officials and their immediate families.

16.9 Special Dividend

(a) Subject to paragraph (b), Toll will cause Patrick to pay to you (if you are an Eligible Patrick Shareholder) the Special Dividend of 0.3 Virgin Blue Shares per Eligible Patrick Share as soon as practicable after Toll obtains control of the Patrick Board and the Defeating Conditions are fulfilled or waived, and on or before the date of allotment of the Toll Share Consideration and payment of the Cash Consideration under Section 16.8.

(b) If Toll becomes aware that the Special Dividend cannot lawfully be paid, Toll will increase the Toll Share Consideration and/or the Cash Consideration (at Toll's election) such that, if you accept or have accepted the Offer, you will be in no less favourable position (on a before tax basis) as if the Special Dividend had been paid in full. Such increase will be determined using the one month VWAP of Virgin Blue Shares and (if the Toll Share Consideration is to be increased) the five day VWAP of Toll Shares ending on the Business Day before Toll's announcement to ASX that the Special Dividend cannot lawfully be paid.

16.10 Improved Offer Consideration

If you have accepted the Offer and Toll subsequently improves the Toll Share Consideration and/or Cash Consideration, you will be entitled to the improved consideration and Toll will pay it to you:

(a) if the Toll Share Consideration and/or the Cash Consideration has not yet been paid to you, the improved consideration will be paid to you at the time when the consideration is paid to you; or

(b) if the Toll Share Consideration and/or the Cash Consideration has been paid to you, the improved consideration will be paid to you as soon as practicable.

Under no circumstances will interest be paid on the consideration due under the Offer, regardless of any delay in paying the consideration or any extension of the Offer.

16.11 Foreign Patrick Shareholders

(a) If you are (or are acting on behalf of) a citizen or a resident of a jurisdiction other than residents of Australia and its external territories, or your address shown in Patrick's register of members is a place outside Australia and its external territories or you are acting on behalf of such a person then you are a **Foreign Patrick Shareholder.**

(b) If you are a Foreign Patrick Shareholder then unless Toll otherwise determines that:

(i) it is lawful and not unduly onerous and not unduly impracticable to make the Offer to you and to issue you with Toll Shares on acceptance of the Offer; and

(ii) it is not unlawful for you to accept the Offer by the law of the relevant place outside Australia and its external territories,

then you will not be entitled to receive Toll Shares as part of the consideration for your Patrick Shares by reason of your acceptance of the Offer and if you accept the Offer Toll will:

(iii) pay you the Cash Consideration in accordance with Section 16.8;

(iv) arrange for the allotment to the Nominee of the number of Toll Shares to be issued in accordance with the Offer to which you and all other Foreign Patrick Shareholders would have been entitled but for this Section 16.11(b);

(v) cause those Toll Shares so allotted to be offered for sale on ASX within 30 days after the end of the Offer Period; and

(vi) pay to you the amount ascertained in accordance with the formula:

Proceeds of sale x (A/B)

where:

- **Proceeds of sale** is the amount which is received by the Nominee upon the sale of all Toll Shares under this Section 16.11(b) less brokerage and other sale expenses;
- **A** is the number of Toll Shares which Toll would otherwise be required to procure to be issued to you as a result of your acceptance of the Offer; and
- **B** is the total number of Toll Shares issued to the Nominee under this Section 16.11(b).

Payment will be made by cheque in Australian currency. The cheque will be sent to you at your risk by pre-paid airmail to your address as shown on the register of Patrick Shareholders on the Register Date. Under no circumstances will interest be paid on the proceeds of this sale, regardless of any delay in remitting these proceeds to you.

(c) If you are a Foreign Patrick Shareholder and an Eligible Patrick Shareholder then unless (after Toll has obtained control of the Patrick Board and the Defeating Conditions are fulfilled or waived) Patrick otherwise determines that:

(i) it is lawful and not unduly onerous and not unduly impracticable to pay the Special Dividend to you; and

(ii) it is not unlawful for you to receive the Virgin Blue Shares by the law of the relevant place outside Australia and its external territories,

then you will not be entitled to receive the Virgin Blue Shares and Toll will use its best endeavours to cause Patrick to pay the net cash proceeds of the sale of your entitlement to the Special Dividend in accordance with Section 16.11(b) (with necessary changes).

(d) Notwithstanding anything else contained in this Bidder's Statement, Toll is not under any obligation to spend any money, or undertake any action, in order to satisfy itself of the eligibility of Foreign Patrick Shareholders to receive Toll Shares or the Special Dividend as set out in Sections 16.11(b) and (c).

16.12 Defeating Conditions

This Offer and any contract that results from your acceptance of the Offer is subject to the following conditions being fulfilled or waived by Toll:

(a) **(Minimum acceptance):** that during, or at the end of, the Offer Period:

(i) Toll and its associates have relevant interests in at least 90% (by number) of the Patrick Shares; and

(ii) Toll and its associates acquire at least 75% (by number) of the Patrick Shares that Toll offers to acquire under the Offers; and

(iii) Toll becomes entitled to compulsorily acquire all Patrick Shares and Patrick securities which are convertible into Patrick Shares in accordance with Chapter 6A of the Corporations Act;

(b) **(ACCC):** that, before the end of the Offer Period, either:

(i) Toll receives notice in writing from the ACCC to the effect that the ACCC does not propose to intervene or seek to prevent Toll's acquisition of Patrick Shares under the Offers pursuant to Section 50 of the Trade Practices Act; or

(ii) Toll is granted clearance or authorisation to acquire Patrick Shares under the Offers by the ACCC or the Australian Competition Tribunal under Part VII of the Trade Practices Act, and no application for review of such clearance or authorisation is made within the period prescribed by the Trade Practices Act;

(c) **(Other regulatory approvals):** that, before the end of the Offer Period, all regulatory approvals or consents that are required by law, regulation or regulatory policy to permit:

(i) the Offer to be lawfully made to and accepted by Patrick Shareholders;

(ii) the acquisition of the Patrick Shares by Toll; and

(iii) the continued operation of the businesses of Patrick and its Subsidiaries,

are granted, given, made or obtained unconditionally, remain in full force and effect and do not become subject to any notice, indication or intention to revoke, suspend, restrict, modify or not renew same;

(d) **(No regulatory action):** that, between the Announcement Date and the end of the Offer Period:

(i) no preliminary or final decision, order or direction is made or issued by any Regulatory Authority;

(ii) no action, proceeding or investigation is announced, commenced or threatened by any Regulatory Authority; and

(iii) no application is made to any Regulatory Authority (other than by Toll or an associate of Toll),

which is likely to or purports or threatens to restrain, prohibit, impede or otherwise adversely affect the making of the Offer, the acquisition of the Patrick Shares by Toll, the rights of Toll in respect of Patrick and the Patrick Shares or the continued operation of the businesses of Toll, Patrick or their Subsidiaries (other than any action or decision by or application to ASIC or the Takeovers Panel in exercise of the powers or discretions conferred by the Corporations Act);

(e) **(No material adverse change):** that, between the Announcement Date and the end of the Offer Period:

(i) no act, fact, matter, event or circumstance occurs, is announced, becomes public or otherwise becomes known to Toll, which has, will or is reasonably likely to result in a material adverse change in or in relation to Patrick, a Subsidiary of Patrick or the assets, liabilities, structure, operation, business, financial or trading position or performance, profitability or prospects of Patrick or its Subsidiaries; and

(ii) Toll does not become aware that any document filed by or on behalf of Patrick with any Regulatory Authority prior to the Announcement Date contains a material inaccuracy or is misleading (whether by omission or otherwise) in a material respect;

(f) **(Material contracts):** that, between the Announcement Date and the end of the Offer Period, no person exercises or purports to exercise, or states an intention to exercise, any rights under any provision of any agreement or other instrument to which Patrick or any Subsidiary of Patrick is a party, or by or to which Patrick or any Subsidiary of Patrick or any of its assets may be bound or subject, and which is material to Patrick (being any agreement or instrument with a value of at least $100 million or with a term of longer than three years) which has or will or is likely to result in:

(i) any monies borrowed by Patrick or any Subsidiary of Patrick being or becoming repayable or being capable of being declared repayable immediately or earlier than the repayment date stated in such agreement or instrument;

(ii) any such agreement or other instrument being terminated or modified or any action being taken or claim arising thereunder;

(iii) the interest of Patrick or any Subsidiary of Patrick in any firm, joint venture, trust, corporation or other entity (or any arrangements relating to such interest) being terminated, modified or required to be transferred or redeemed; or

(iv) the business of Patrick or any Subsidiary of Patrick with any other person being adversely affected,

as a result (directly or indirectly) of the acquisition or proposed acquisition of Patrick Shares by Toll;

(g) **(No material transactions):** that, except in accordance with any public announcement by Patrick before the Announcement Date, none of Patrick or any of its Subsidiaries does any of the following between the Announcement Date and the end of the Offer Period:

(i) *purchases or otherwise acquires, sells or otherwise disposes of, or offers or agrees to purchase, acquire, sell or* dispose of, any property or assets (or any right, title or interest therein) the total consideration for which, or value of which, exceeds or would exceed $100 million in aggregate;

(ii) sells or otherwise disposes of Virgin Blue Shares (including by way of transfer to a related body corporate of Patrick) representing more than 1% of the total number of Virgin Blue Shares on issue;

(iii) enters into, or offers or agrees to enter into, any other agreement, arrangement, joint venture, partnership or other commitment of any kind which would require expenditure, or the foregoing of revenue, of an amount which exceeds or would exceed $100 million in aggregate;

(iv) declares or pays any dividends (other than in the ordinary course) or other distributions of profits or capital to any Patrick Shareholder;

(v) amends its constitution or the terms of issue of any shares, options or other convertible securities;

(vi) does or permits to occur any material act, fact, matter, event or circumstance which is not in the ordinary course of business; or

(vii) resolves or announces an intention to do any of the things referred to in paragraphs (i) to (vi) above;

(h) **(No Prescribed Occurrences):** that, between the Announcement Date and the end of the Offer Period, no Prescribed Occurrence occurs (other than the issue of Patrick Shares pursuant to the exercise or conversion of options or other securities which had been issued and notified to ASX prior to the Announcement Date);

(i) **(Interest in Patrick):** that between the Announcement Date and the end of the Offer Period, no person (other than Toll or any Subsidiary of Toll) acquires a relevant interest in more than 20% of Patrick Shares; and

(j) **(Stock and financial markets):** that between the Announcement Date and the end of the Offer Period, the S&P/ASX 200 Index does not fall below 3,750 at any time on any ASX Business Day.

16.13 Nature and Effect of Conditions

Each of the conditions set out in Section 16.12 is a condition subsequent. Further, each of the conditions set out in Section 16.12 is a separate and distinct condition, and shall not be taken to limit the meaning or effect of any other condition.

The breach or non-fulfilment of any condition subsequent does not prevent a contract to sell your Patrick Shares resulting from your acceptance of the Offer, but if:

(a) *Toll has not declared the Offer to be free from the conditions in Section 16.12 before the date applicable under sub-*section 650F(1) of the Corporations Act; and

(b) the conditions in Section 16.12 have not been fulfilled at the end of the Offer Period,

all contracts resulting from the acceptance of the Offer and all acceptances that have not resulted in binding contracts are void. In such case, Toll will:

(c) return all documents forwarded by you to the address shown in the Acceptance Form; and

(d) notify ASTC of the lapse of the Offer in accordance with Rule 14.19 of the ASTC Settlement Rules.

16.14 The Benefit of the Conditions

Subject to the provisions of the Corporations Act, Toll alone shall be entitled to the benefit of the conditions in Section 16.12 and any non-fulfilment of such conditions may be relied upon only by Toll.

16.15 Freeing the Offer from the Conditions

Subject to section 650F of the Corporations Act, Toll may, at any time in its sole discretion, declare the Offer free from any or all of the Defeating Conditions generally or in relation to any specific occurrence or any specific entity by giving notice in writing to Patrick:

(a) in relation to a condition relating to an event or circumstance referred to in sub-section 652C(1) or (2) of the Corporations Act, not later than three business days after the end of the Offer Period; and

(b) in relation to any other condition in Section 16.12, not later than seven days before the end of the Offer Period.

16.16 Statutory Condition

The Offer and any contract that results from your acceptance of it are subject to a condition that permission for admission to official quotation by ASX of the Toll Shares to be issued pursuant to the Offer is granted no later than seven days after the end of the Offer Period. If this condition is not fulfilled, all contracts resulting from the acceptance of the Offer will be automatically void.

16.17 Notice on the Status of the Conditions

The date for giving the notice on the status of the conditions required by section 630(3) of the Corporations Act is 2 November 2005 (subject to extension in accordance with section 630(2) of the Corporations Act if the Offer Period is extended).

16.18 Variation of the Offer

Toll may vary the Offer as permitted by Part 6.6 Division 2 of the Corporations Act.

16.19 Withdrawal of the Offer

In accordance with section 652B of the Corporations Act, this Offer may only be withdrawn with the consent in writing of ASIC, which consent may be given subject to such conditions (if any) as are specified in the consent.

If Toll withdraws the Offer, all contracts arising from its acceptance will automatically be void.

16.20 No Brokerage Fees

No brokerage fees are payable by you if you accept the Offer (subject to Section 16.11).

16.21 Governing Law

This Offer and any contract that results from your acceptance of the Offer are governed by the laws in force in Victoria.

17 Glossary



17.1 Defined Terms

In the Bidder's Statement and in the Acceptance Form, the following terms have these meanings unless the contrary intention appears or the context otherwise requires:

2005 Patrick Senior Executive Option Plan means the Patrick senior executive option plan constituted by the 2005 Patrick Corporation Limited Senior Executive Option Plan Rules.

AASB means the Australian Accounting Standards Board.

ACCC means the Australian Competition and Consumer Commission.

Acceptance Form means the acceptance and transfer form enclosed with this Bidder's Statement which forms part of the Offer.

AGAAP means Australian generally accepted accounting principles.

AIFRS means the Australian equivalents to International Financial Reporting Standards as issued by the AASB.

Announcement Date means the date on which Toll publicly proposed to make the Offer, being 22 August 2005.

ASIC means the Australian Securities and Investments Commission.

ASTC means ASX Settlement and Transfer Corporation Pty Limited ACN 008 504 532 as a holder of a licence to operate a clearing and settlement facility.

ASTC Settlement Rules means the rules of ASTC from time to time, except to the extent of any relief given by ASTC.

ASX means Australian Stock Exchange Limited.

ATN means Australian Transport Network.

ATO means Australian Tax Office.

Average Broker refers to the average of nine independent broker reports published on 18 and 19 August 2005.

Banks has the meaning given in Section 12.3.1.

Bidder's Statement means this document, which is given by Toll in respect of the Offer pursuant to Part 6.5 of the Corporations Act and in compliance with the requirements of sections 636 and 637 of the Corporations Act.

Board means the board of directors of Toll.

Business Day has the meaning given in the Listing Rules.

CAGR means compound annual growth rate.

Cash Consideration means part of the consideration under the Offer being $0.75 cash for each Patrick Share.

Change of Control Event has the meaning given in Section 9.2(d).

CHESS means Clearing House Electronic Subregister System, which provides for the electronic transfer of securities in Australia.

CHESS Holding means a holding of Patrick Shares on the CHESS subregister of Patrick.

Controlling Participant means a Participant who is designated as the controlling participant for shares in a CHESS Holding in accordance with the ASTC Settlement Rules.

Corporations Act means the Corporations Act 2001 (Cth).

CRANES means Convertible Reset Adjusting Notes issued by Patrick pursuant to the CRANES Prospectus.

CRANES Holder means a person registered as a holder of CRANES.

CRANES Prospectus means the prospectus dated 19 November 2003 and a supplementary prospectus dated 27 November 2003 issued by Patrick.

CRANES Terms means the terms of the CRANES set out in Appendix A to the CRANES Prospectus.

Cricket means Cricket SA (Company no. CH-660 0485000-7) a company registered in Geneva, Switzerland.

Defeating Condition means each condition set out in Section 16.12.

Directors mean the board of directors of Toll (but see Section 15.2 in relation to Mr Lucas).

DPS means dividends per share.

EBIT means earnings before interest and tax.

EBITDA means earnings before interest, tax, depreciation and amortisation.

Eligible Patrick Share means a Patrick Share on issue at the Special Dividend Close of Registers.

Eligible Patrick Shareholder means a person registered on the Patrick Share Register as the holder of an Eligible Patrick Share.

EPS means earnings per share.

Facility has the meaning given in Section 12.3.1.

Facility Agreement has the meaning given in Section 12.3.1.

FCL means FCL Interstate Transport Services Pty Ltd.

Financing Conditions has the meaning given in Section 12.3.2.

Foreign Patrick Shareholder has the meaning given in Section 16.11(a).

GST means goods and services tax.

Investigating Accountant's Report means the investigating accountant's report prepared by KPMG Transaction Services which is set out in Annexure A.

Issue means the issue of Toll Shares pursuant to the Offer.

Issuer Sponsored Holding means a holding of Patrick Shares on Patrick's issuer sponsored subregister.

KPMG Transaction Services means KPMG Transaction Services (Australia) Pty Limited ACN 65 003 891 718.

Lang Senior Executive Option Plan means the Patrick senior executive option plan constituted by the Lang Corporation Limited Senior Executive Option Plan Rules amended as at 7 November 1996.

Listing Rules mean the official listing rules of ASX as amended or replaced from time to time, except to the extent of any express written waiver granted by ASX.

Merged Group means the Toll Group following its acquisition of all or a majority of Patrick Shares.

Merged Group Share means a fully paid ordinary share in the Merged Group.

Nominee means a nominee to be appointed by Toll and approved by ASIC.

NPAT means net profit after tax.

OCFPS means operating cash flow per share.

Offer means Toll's offer to acquire Patrick Shares as contained in Section 16.

Offer Consideration means the consideration under the Offer being the Toll Share Consideration, the Cash Consideration, and Toll's undertaking to cause Patrick to pay the Special Dividend.

Offer Period means the period or extended period during which the Offer will remain open for acceptance in accordance with Section 16.3.

Ongoing Shareholders Agreement means the Ongoing Shareholders Agreement dated 10 November 2003 between Plzen, Cricket and Virgin Holdings.

Pacific National means Pacific National Pty Ltd ACN 098 060 550.

Participant means a participant as defined in the ASTC Settlement Rules.

Patrick means Patrick Corporation Limited ACN 008 660 124.

Patrick Board means the board of directors of Patrick.

Patrick Group means Patrick and its Subsidiaries.

Patrick Security means a share or a security which is convertible into Patrick Shares.

Patrick Senior Executive Option means an option issued pursuant to a Patrick Senior Executive Option Plan.

Patrick Senior Executive Option Plans *means* the Lang Senior Executive Option Plan and the 2005 Patrick Senior Executive Option Plan.

Patrick Senior Executive Optionholder means a person who is a holder of an option under a Patrick Senior Executive Option Plan.

Patrick Share means a fully paid ordinary share in Patrick, and all Rights attached to that share.

Patrick Shareholder means a person registered as a holder of Patrick Shares.

Patrick Share Register means the register of Patrick Shareholders maintained under section 169 of the Corporations Act.

PBT *means profit before tax.*

P/E means the price/earnings ratio.

Plzen means Plzen Pty Limited ACN 065 905 571.

Prescribed Occurrence means any of the following events:

(a) Patrick converts all or any Patrick Shares into a larger or smaller number of shares;

(b) Patrick or a Subsidiary of Patrick resolves to reduce its share capital in any way;

(c) Patrick or a Subsidiary of Patrick:

(i) enters into a buy-back agreement; or

(ii) resolves to approve the terms of a buy-back agreement;

(d) Patrick or a Subsidiary of Patrick issues shares, or grants an option over its shares, or agrees to make such an issue or grant such an option;

(e) Patrick or a Subsidiary of Patrick issues, or agrees to issue, convertible notes;

(f) Patrick or a Subsidiary of Patrick disposes, or agrees to dispose, of the whole, or a substantial part, of its business or property;

(g) Patrick or a Subsidiary of Patrick charges, or agrees to charge, the whole, or a substantial part, of its business or property;

(h) Patrick or a Subsidiary of Patrick resolves that it be wound up;

(i) a liquidator or provisional liquidator of Patrick or a Subsidiary of Patrick is appointed;

(j) a court makes an order for the winding up of Patrick or of a Subsidiary of Patrick;

(k) an administrator of Patrick, or of a Subsidiary of Patrick, is appointed under section 436A, 436B or 436C of the Corporations Act;

(l) Patrick, or a Subsidiary of Patrick, executes a deed of company arrangement; or

(m) a receiver, or a receiver and manager, is appointed in relation to the whole, or a substantial part, of the property of Patrick or of a Subsidiary of Patrick.

Register Date means the date set by Toll under section 633(2) of the Corporations Act, being 16 September 2005.

Regulatory Authority *means:*

(a) any government or any governmental, semi-governmental, administrative, statutory or judicial entity, authority or agency, (whether in Australia or elsewhere), including any body (whether incorporated or unincorporated) established for a public purpose by, or in accordance with, the provisions of an Act, or created by the Governor in Council or by a Minister;

(b) any self-regulatory organisation established by, or in accordance with, the provisions of an Act or any securities exchange; and

(c) any private entity (including any private body whether incorporated or unincorporated) which exercises regulatory functions,

but excluding:

(d) the Takeovers Panel;

(e) ASIC;

(f) any person mentioned in section 657G(2) of the Corporations Act who applies to the Court for an order under section 657G(1) of the Corporations Act;

(g) any person mentioned in section 659B(1) of the Corporations Act who commences court proceedings in relation to a takeover bid or a proposed takeover bid (as defined in the Corporations Act); and

(h) a court or a Court that makes an order in response to an application under section 657G(1) of the Corporations Act or proceedings commenced pursuant to section 659B(1).

Rights mean all accretions, rights or benefits of whatever kind attaching to or arising from Patrick Shares directly or indirectly at or after the date of this Bidder's Statement including, without limitation, all dividends and all rights to receive dividends and all rights to receive or subscribe for shares, units, notes, bonds, options or other securities declared, paid or issued by Patrick or by any Patrick Subsidiary (other than the rights attaching to the Special Dividend).

Securities Act means the United States Securities Act of 1933.

Share Offer has the meaning given in Section 9.4.

Special Dividend means the *in specie* fully franked special dividend by Patrick to each Eligible Patrick Shareholder in the amount of 0.3 Virgin Blue Holdings Limited shares for each Eligible Patrick Share.

Special Dividend Close of Registers means 7:00pm (Melbourne time) on the Special Dividend Record Date.

Special Dividend Cum-Date means the date on which Patrick Shares commence trading on ASX on a cum Special Dividend basis, being the date on which Patrick announces the Special Dividend and the Special Dividend Record Date.

Special Dividend Ex-Date means the date on which Patrick Shares commence trading on ASX on an ex Special Dividend basis, being the date which is four Business Days before the Special Dividend Record Date.

Special Dividend Record Date means the date for determining a Patrick Shareholder's entitlements to the Special Dividend, being a date at least seven Business Days after Patrick announces the payment of the Special Dividend.

Subsidiary of a person means any entity whose financial results are consolidated with the financial results of that person for the purposes of preparing the financial statements of that person in accordance with the applicable accounting standards and includes an entity which is a subsidiary of the person as defined in section 9 of the Corporations Act.

Successful means, in relation to the Offer, that Toll has obtained control of the Patrick Board and that the Defeating Conditions are fulfilled or waived.

Termination Date has the meaning given in Section 12.3.2.

Toll means Toll Holdings Limited ACN 006 592 089.

Toll Group means Toll and its Subsidiaries.

Toll RPS means a reset preference share issued by Toll pursuant to a prospectus dated 2 October 2003 and lodged with ASIC on that date.

Toll Share means a fully paid ordinary share in Toll.

Toll Share Consideration means part of the consideration under the Offer being 0.4 Toll Shares for each Patrick Share.

Toll Shareholder means a person registered as a holder of Toll Shares.

Trade Practices Act means the Trade Practices Act 1974 (Cth).

Transaction Party has the meaning given in Section 12.3.1.

Transferred Shares has the meaning given in Section 16.5.1(b).

Underwriting Agreement means the Underwriting Agreement executed by Toll and Virgin Group on 18 August 2005.

US means the United States of America.

Valuation Date means the date nominated by Toll in relation to which the VWAP of Toll Shares is calculated for the purposes of ASIC Class Order 00/2338.

Virgin Blue means Virgin Blue Holdings Limited ACN 100 686 226.

Virgin Blue Reorganisation Event means, in respect of the Virgin Blue Group, a bonus issue, rights issue, placement, issue of shares, grant of options, issue of convertible notes, dividend, return of capital, share buy-back, reconstruction, consolidation, subdivision, reclassification or any other reorganisation or alteration of share capital.

Virgin Blue Share means a fully paid ordinary share in Virgin Blue.

Virgin Group means Cricket and Virgin Holdings.

Virgin Holdings means Virgin Holdings SA (Company no. CH-660-1578998-2) a company registered in Geneva, Switzerland.

VWAP means volume weighted average price.

your Patrick Shares means all of the Patrick Shares the subject of the Offer in respect of which you are registered as holder as at 10:00 am on the Register Date.

17.2 Interpretation

In this Bidder's Statement, the following rules of interpretation apply unless the contrary intention appears or the context requires otherwise.

A reference to **time** is a reference to Melbourne time.

Headings are for convenience only and do not affect interpretation.

The **singular** includes the plural and vice versa.

A reference to a **section** or **annexure** is a reference to a section or annexure of this Bidder's Statement.

A reference to a **gender** includes all genders.

Where a term is defined, its other grammatical forms have a corresponding meaning.

$ or **A$** or **cents** is a reference to the lawful currency in Australia, unless otherwise stated.

A reference to a **VWAP** means a reference to VWAP as calculated on ASX.

A reference to a **person** includes a body corporate, an unincorporated body or association, another entity as well as a natural person.

A reference to a **person** includes a reference to the person's executors, administrators, successors, substitutes (including, but not limited to, persons taking by novation) and assigns.

A reference to any legislation or to any provision of any legislation includes any modification or re-enactment of it, any legislative provision substituted for it and all regulations and statutory instruments issued under it.

A reference to any **instrument** or **document** includes any variation or replacement of it.

A term not specifically defined in this Bidder's Statement has the meaning (if any) given to it in the Corporations Act (as modified by ASIC) or the ASTC Settlement Rules, as the case may be.

A reference to a right or obligation of any two or more persons confers that right, or imposes that obligation, as the case may be, jointly and severally.

Annexures to this Bidder's Statement form part of this Bidder's Statement.

18 Approval of Bidder's Statement

18.1 Approval of Bidder's Statement

This Bidder's Statement has been approved by a unanimous resolution passed by all the directors of Toll (other than Mr Lucas – see *Section 15.2*).

18.2 Dated

15 September 2005

18.3 Signed

For and on behalf of Toll Holdings Limited.



Mr Paul Little
Managing Director
Toll Holdings Limited

A

ANNEXURE A

Investigating Accountant's Report





KPMG Transaction Services (Australia) Pty Limited
Australian Financial Services Licence No. 245402
161 Collins Street
Melbourne Vic 3000
GPO Box 2291U
Melbourne Vic 3001
Australia

ABN 65 003 891 718
Telephone: [illegible]
Facsimile: [illegible]
DX: [illegible] Melbourne
www.kpmg.com.au

Financial Services Guide and Investigating Accountant's Report

This report is in two parts (**"Report"**):

- Part 1 is the KPMG Transaction Services (Australia) Pty Limited Financial Services Guide ("FSG") which we are required to provide to you under section 941A of the Corporations Act 2001; and
- Part 2 is the Investigating Accountant's Report.

The Financial Services Guide should be read prior to the Investigating Accountant's Report.

Part 1 – Financial Services Guide

Dated 15 September 2005

KPMG Transaction Services

KPMG Transaction Services (Australia) Pty Limited ABN 65 003 891 718 ("KPMG Transaction Services" or **"we"** or **"us"** or **"ours"** as appropriate) holds an Australian Financial Services Licence ("AFSL") issued by the Australian Securities and Investment Commission on 11 March 2004. Our AFSL number is 245402.

We have been engaged by Toll (Corporate Services) Pty Ltd ("Toll Corporate Services") to issue general financial product advice, about Toll Holdings Limited ("Toll")'s financial products, in the form of an Investigating Accountant's Report to be provided to you. We are required to include this FSG in our Report because we have authorised the product issuer to include our Investigating Accountant's Report in the Bidder's Statement for Toll's financial products.

Purpose of the FSG

The purpose of this FSG is to:

- help you decide whether to consider the Investigating Accountant's Report;
- contain information about remuneration to be paid to us in relation to the Investigating Accountant's Report;
- contain information on the financial services we are authorised to provide under our AFSL; and
- contain information on how you can complain against us.

Financial Services we are Licensed to Provide

Our AFSL authorises us to provide financial product advice in relation to interests in managed investment schemes (excluding investor directed portfolio services) and securities (such as shares and debentures) to wholesale and retail clients.

General Financial Product Advice

In the Investigating Accountant's Report, we provide general financial product advice, not personal financial product advice. It has been prepared without taking into account your personal objectives, financial situation or needs. You should consider the appropriateness of this general advice having regard to your own objectives, financial situation and needs before you act on any advice contained in the Investigating Accountant's Report.

Fees, Commissions and Other Benefits

We charge fees for providing reports. These fees are agreed with, and paid by, the product issuer. Fees are agreed on either a fixed fee or a time cost basis. In this instance, Toll has agreed to pay us on a time cost basis based on the degree of responsibility, skill involved and time necessarily occupied for providing the Investigating Accountant's Report.

Except for the fees referred to above, neither KPMG Transaction Services, nor its representative, or any of its employees, involved in the provision of the report, receive any pecuniary or other benefits, directly or indirectly, for or in connection with, the provision of the Investigating Accountant's Report.



All our employees receive a salary and our directors or employees may receive partnership distributions from KPMG or bonuses based on overall productivity, but not directly in connection with any engagement for the provision of a report.

We do not pay commissions or provide any other benefits to any person for referring customers to us in connection with the reports that we are licensed to provide.

Associations and Relationships

Through a variety of corporate and trust structures, KPMG Transaction Services is ultimately wholly owned by, and operates as part of, KPMG's Australian professional advisory and accounting practice. Our directors may be partners in KPMG's Australian partnership. From time to time KPMG Transaction Services or KPMG and/or KPMG related entities may provide professional services, including audit, tax and financial advisory services, to financial product issuers in the ordinary course of its business.

Complaints

If you have a complaint, please raise it with us. All complaints must be in writing, addressed to The Complaints Officer, KPMG Transaction Services, PO Box H67, Australia Square, Sydney NSW 1213. When we receive a written complaint we will record the complaint, acknowledge receipt of the complaint within 15 days and investigate the issues raised. As soon as practical, and not more than 45 days after receiving the written complaint, we will advise the complainant in writing of our determination.

If you are not satisfied with the outcome of the above process, or our determination, you have the right to refer the matter to the Financial Industry Complaints Service Limited ("FICS"). FICS is an independent company that has been established to provide free advice and assistance to consumers to help in resolving complaints relating to the financial services industry. Further details about FICS are available at the FICS website: www.fics.asn.au. FICS can also be contacted by telephone on 1300 78 08 08.

Contact details

You may contact us using the details set out at the top of our letterhead on page 1 of this FSG.



Part 2 – Investigating Accountant's Report

The Directors
Toll Holdings Limited
Level 8
380 St Kilda Road
Melbourne VIC 3004

15 September 2005

Dear Sirs

KPMG Transaction Services (Australia) Pty Limited (KPMG Transaction Services) has been engaged by Toll (Corporate Services) Pty Ltd to prepare this report for inclusion in the Bidder's Statement to be dated 15 September 2005, and to be issued by Toll Holdings Limited (Toll) in respect of its proposed acquisition of Patrick Corporation Limited (Patrick).

Expressions defined in the Bidder's Statement have the same meaning in this report.

Financial Information

KPMG Transaction Services has been requested to prepare a report covering:

- the Toll historical financial information, the Toll forecast financial information, the Patrick historical financial information, the pro forma Merged Group forecast financial information and the pro forma Merged Group historical statement of financial position; and
- the information on, and quantification of, the differences, between the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia, effective as at the date of this report, and those prescribed in the Australian equivalents of International Financial Reporting Standards ("AIFRS"), effective for the reporting periods ending 30 June 2005 and 30 June 2006, relevant to Toll ("reconciliations to AIFRS"),

described below and disclosed in the Bidder's Statement.

Toll Historical Financial Information

The Toll historical financial information, as set out in Sections 11.1.3, 11.1.4 and 11.1.5 of the Bidder's Statement, comprises:

- the historical statement of financial performance and cash flows of Toll (including Pacific National Pty Limited ("Pacific National") to the extent they are included as an Associate in the financial statements of Toll) for the years ended 30 June 2004 and 30 June 2005; and
- the historical statement of financial position of Toll (including Pacific National to the extent they are included as an Associate in the financial statements of Toll) as at 30 June 2005.

The Toll historical financial information set out in Sections 11.1.3, 11.1.4 and 11.1.5 of the Bidder's Statement has been extracted from the audited financial statements of Toll for the year ended 30 June 2004 and the unaudited financial statements of Toll for the year ended 30 June 2005.

The financial statements of Toll for the year ended 30 June 2004 were audited by KPMG in accordance with Australian Auditing Standards. The audit opinion issued to the members of Toll relating to those financial statements was unqualified.

The directors of Toll are responsible for the preparation and presentation of the Toll historical financial information.

The Toll historical financial information is presented in an abbreviated form insofar as it does not include all of the disclosures required by the Australian Accounting Standards applicable to annual financial reports prepared in accordance with the Corporations Act 2001 ("Corporations Act").



Toll Forecast and Directors' Best-Estimate Assumptions

The Toll forecast is set out in Sections 11.1.3, 11.1.4 and 11.1.9 of the Bidder's Statement and comprises the forecast financial performance and cash flows of Toll (including Pacific National to the extent it is included as an Associate in the financial statements of Toll) for the year ending 30 June 2006, together with the assumptions on which they are based.

The directors of Toll are responsible for the preparation and presentation of the Toll forecast, including the best-estimate assumptions on which the forecasts are based and the sensitivity of the Toll forecast to changes in key assumptions. The Toll forecast should also be read in conjunction with the risk factors set out in Section 13 of the Bidder's Statement.

The Toll forecast has been prepared by the Toll Directors to provide shareholders of Patrick with a guide to Toll's potential future financial performance and cash flows based upon the achievement of certain economic, operating, developmental and trading assumptions about future events and actions that have not yet occurred and may not necessarily occur. The directors' best-estimate assumptions underlying the Toll forecast are set out in Section 11 of the Bidder's Statement. There is a considerable degree of judgement involved in the preparation of any forecast. Consequently, the actual results of Toll during the forecast period may vary materially from the Toll forecast, and those variations may be materially positive or negative.

The Toll forecast is presented in an abbreviated form insofar as it does not include all of the disclosures required by Australian Accounting Standards applicable to annual financial reports prepared in accordance with the Corporations Act.

Patrick Historical Financial Information

The Patrick historical financial information, as set out in Sections 11.3.2 and 11.3.3 of the Bidder's Statement, comprises:

- the historical statements of financial performance of Patrick for the years ended 31 March 2004 and 31 March 2005 and financial year ended 30 September 2004; and
- the historical statement of financial position of Patrick as at 31 March 2005.

The Patrick historical financial information set out in Sections 11.3.2 and 11.3.3 of the Bidder's Statement has been extracted from the financial statements of Patrick for the half years ended 31 March 2004 and 31 March 2005 and the financial years ended 30 September 2003 and 30 September 2004.

The financial statements of Patrick for each of those complete financial years were audited by Patrick's external auditor, an accounting firm other than KPMG. The financial statements of Patrick for the half years ended 31 March 2004 and 31 March 2005 were reviewed by Patrick's external auditor. These audits and reviews were carried out in accordance with Australian Auditing Standards and the corresponding audit opinions and review statements issued to the members of Patrick relating to those financial statements, were unqualified.

The Toll Directors are responsible for the presentation of Patrick historical financial information.

The Patrick historical financial information is presented in an abbreviated form insofar as it does not include all of the disclosures required by the Australian Accounting Standards applicable to annual financial reports prepared in accordance with the Corporations Act.

Merged Group Historical Statement of Financial Position

The pro forma Merged Group historical statement of financial position, as set out in Section 11.4.10 of the Bidder's Statement, comprises the unaudited:

- pro forma Merged Group historical statement of financial position as at 30 June 2005; and
- pro forma transactions and/or adjustments described in section 11.4.13 of the Bidder's Statement.

The pro forma Merged Group historical statement of financial position has been derived from the unaudited financial statements of Toll and Pacific National for the year ended 30 June 2005 and from the financial statements of Patrick for the half year ended 31 March 2005 (being the latest publicly available statement of financial position of Patrick), after adjusting for the pro forma transactions and/or adjustments described in Section 11.3.6 of the Bidder's Statement.

The financial statements of Patrick for the half year ended 31 March 2005 were reviewed by Patrick's external auditor, in accordance with Australian Auditing Standards. The review statement issued to the members of Patrick, relating to those financial statements, was unqualified.

The Toll Directors are responsible for the preparation and presentation of the pro forma Merged Group historical statement of financial position, including the determination of the pro forma transactions and/or adjustments.



The pro forma Merged Group historical statement of financial position is presented in an abbreviated form insofar as it does not include all of the disclosures required by the Australian Accounting Standards applicable to annual financial reports prepared in accordance with the Corporations Act.

Merged Group Forecast Statement of Financial Performance

The pro forma Merged Group forecast is set out in Section 11.4.3 and 11.4.9 of the Bidder's Statement and comprises the pro forma forecast financial performance and cash flows of the Merged Group for the year ending 30 June 2006.

The pro forma Merged Group forecast has been prepared by the directors of Toll on the basis of:

- the Toll and Pacific National forecasts;
- publicly available forecast information of Patrick, being ASX announcements, press releases, results presentations and independent broker reports; and
- the Directors' assumptions underlying the pro forma Merged Group forecast.

The directors of Toll are responsible for the preparation and presentation of the Toll and Pacific National forecast, including the Directors' assumptions on which the pro forma Merged Group forecast is based and the sensitivity of the pro forma Merged Group forecast to changes in key assumptions.

The pro forma Merged Group forecast has been prepared by the Directors to provide the shareholders of Patrick with a guide to the Merged Group's potential future financial performance and cash flows based upon the achievement of certain economic, operating, developmental and trading assumptions about future events and actions that have not yet occurred and may not necessarily occur. The Directors' assumptions underlying the pro forma Merged Group forecast are set out in Sections 11.4.5 and 11.4.9 of the Bidder's Statement.

There is a considerable degree of judgment involved in the preparation of any forecast. Consequently, the actual results of the Merged Group during the forecast period may vary materially from the pro forma Merged Group forecast, and those variations may be materially positive or negative.

The sensitivity of the pro forma Merged Group forecast to changes in key assumptions is set out in Section 11.4.14 of the Bidder's Statement, and the risks to which the businesses of Toll and Patrick are exposed are set out in Section 13 of the Bidder's Statement. Patrick Shareholders should consider the pro forma Merged Group forecast in conjunction with the analysis in those Sections. The pro forma Merged Group forecast should also be read in conjunction with the risk factors set out in Section 13 of the Bidder's Statement.

The pro forma Merged Group forecast is presented in an abbreviated form insofar as it does not include all of the disclosures required by Australian Accounting Standards applicable to annual financial reports prepared in accordance with the Corporations Act.

Reconciliations to AIFRS

The reconciliations to AIFRS, contained in Section 11.1.10 of the Bidder's Statement, comprise reconciliations between the equivalent financial information prepared in accordance with Accounting Standards and other mandatory professional reporting requirements in Australia and under AIFRS to provide an indication of the impact of AIFRS in respect of:

- the historical statement of financial performance of Toll for the year ended 30 June 2005;
- the forecast statement of financial performance of Toll for the year ending 30 June 2006; and
- the historical statement of financial position of Toll as at 30 June 2005.

The Directors of Toll are responsible for the preparation and presentation of the reconciliations to AIFRS. The Directors' assumptions underlying the reconciliations are set out in Section 11.1.10 of the Bidder's Statement.

Scope

Review of the Toll Historical Financial Information

We have reviewed the Toll historical financial information in order to report whether anything has come to our attention which causes us to believe that the Toll historical financial information, as set out in Sections 11.1.3, 11.1.4 and 11.1.5 of the Bidder's Statement, does not present fairly:

- the historical statements of financial performance and cash flows of Toll for the years ended 30 June 2004 and 30 June 2005; and
- the historical statement of financial position of Toll as at 30 June 2005.



in accordance with the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia, and accounting policies adopted by Toll disclosed in Annexure B of the Bidder's Statement.

Our review has been conducted in accordance with Australian Auditing Standard AUS 902 "Review of Financial Reports". We made such enquiries and performed such procedures as we, in our professional judgment, considered reasonable in the circumstances, including:

- analytical procedures on the Toll historical financial information;
- consideration of work papers, accounting records and other documents;
- a comparison of consistency in application of the recognition and measurement principles in Accounting Standards and other mandatory professional reporting requirements in Australia, and the accounting policies adopted by Toll disclosed in Annexure B of the Bidder's Statement; and
- enquiry of directors, management and others.

The procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Review of the Toll Forecast and Directors' Best-Estimate Assumptions

We have reviewed the Toll forecast set out in Sections 11.1.3 and 11.1.4 of the Bidder's Statement, and the Directors' best-estimate assumptions underlying the Toll forecast, set out in Section 11.1.9 of the Bidder's Statement, in order to report whether anything has come to our attention which causes us to believe that:

- the Directors' best-estimate assumptions, when taken as a whole, do not provide reasonable grounds for the preparation of the Toll forecast;
- the Toll forecast is not properly compiled on the basis of the Directors' best-estimate assumptions or presented fairly in accordance with the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia, and the accounting policies adopted by Toll disclosed in Annexure B of the Bidder's Statement; and consequently that
- the Toll forecast itself is unreasonable.

Our review has been conducted in accordance with Australian Auditing Standard AUS 902 "Review of Financial Reports". Our procedures consisted primarily of enquiry and comparison and other such analytical review procedures we considered necessary.

Our review of the Toll forecast and the Directors' best-estimate assumptions is substantially less in scope than an audit examination conducted in accordance with Australian Auditing Standards. A review of this nature provides less assurance than an audit. We have not performed an audit and we do not express an audit opinion on the Toll forecast or the Directors' best-estimate assumptions.

Review of Extraction of Patrick Historical Financial Information

We have reviewed the extraction of Patrick historical financial information in order to report whether, on the basis of the procedures described, anything has come to our attention which causes us to believe that Patrick historical financial information is not properly extracted from the publicly available historical financial information of Patrick.

Our review has been conducted in accordance with Australian Auditing Standard AUS 902 "Review of Financial Reports". Our procedures consisted primarily of enquiry and comparison and other such analytical review procedures we considered necessary.

Our review of the extraction of Patrick historical financial information is substantially less in scope than an audit or review examination conducted in accordance with Australian Auditing Standards of the measurement and presentation of the financial information itself. A review of this nature provides less assurance than an audit. We have not performed an audit and we do not express an audit opinion on the extraction of Patrick historical financial information. We do not express any opinion, or make any statement of negative assurance, in relation to the publicly available historical financial information of Patrick from which Patrick historical financial information has been extracted.



Review of Compilation of the Merged Group Pro Forma Historical Statement of Financial Position

We have reviewed the compilation of the pro forma Merged Group historical statement of financial position in order to report whether anything has come to our attention which causes us to believe that the pro forma Merged Group historical statement of financial position, as set out in Section 11.4.10 of the Bidder's Statement, has not been properly compiled on the basis of:

- the unaudited statements of financial position of Toll and Pacific National as at 30 June 2005;
- the statement of financial position of Patrick as at 31 March 2005, as disclosed in Patrick's publicly available half-year report; and
- the pro forma transactions and/or adjustments described in Sections 11.3.6 and 11.4.13 of the Bidder's Statement.

Our review has been conducted in accordance with Australian Auditing Standard AUS 902 Review of Financial Reports. We made such enquiries and performed such procedures as we, in our professional judgement, considered reasonable in the circumstances, including:

- consideration of work papers, accounting records and other documents, including those dealing with the extraction of the historical statement of financial position of Toll and Pacific National as at 30 June 2005 from the respective unaudited Toll and Pacific National financial statements for the year ended 30 June 2005, and historical statement of financial position of Patrick as at 31 March 2005 extracted from Patrick's financial statements for the half-year ended 31 March 2005;
- consideration of the pro forma transactions and/or adjustments described in Sections 11.3.6 and 11.4.13 of the Bidder's Statement; and
- enquiry of directors, management and others.

Our review of the compilation of the pro forma Merged Group historical statement of financial position is substantially less in scope than an audit examination conducted in accordance with Australian Auditing Standards. A review of this nature provides less assurance than an audit. We have not performed an audit and we do not express an audit opinion on the compilation of the pro forma Merged Group historical statement of financial position.

We have not audited or reviewed the historical statement of financial position of Patrick as at 31 March 2005, extracted from the financial statements of Patrick for the half year ended 31 March 2005. We do not express any opinion, or make any statement of negative assurance, as to whether the pro forma Merged Group historical statement of financial position is presented fairly in accordance with the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia, and accounting policies adopted by Toll, as disclosed in Annexure B of the Bidder's Statement.

In addition to the risk factors set out in Section 13 of the Bidder's Statement, we highlight the specific risks relating to the pro forma statement of financial position, as set out in Section 11.4.2 of the Bidder's Statement, that arise from the limited public financial information on Patrick, the impact of transition to AIFRS on the Patrick statement of financial position and the calculation of goodwill and the fair value of assets acquired by Toll on acquisition accounting of Patrick under AIFRS.

Review of Compilation of the Pro Forma Merged Group Forecast Statement of Financial Performance

We have reviewed the compilation of the pro forma Merged Group forecast, set out in Sections 11.4.3 and 11.4.9 of the Bidder's Statement, in order to report whether anything has come to our attention which causes us to believe that the pro forma Merged Group forecast is not properly compiled on the basis of:

- the Toll and Pacific National forecasts;
- publicly available forecast information of Patrick; and
- the Directors' assumptions underlying the pro forma Merged Group forecast.

Our review has been conducted in accordance with Australian Auditing Standard AUS 902 "Review of Financial Reports". Our procedures consisted primarily of enquiry and comparison and other such analytical review procedures we considered necessary.

Our review of the compilation of the pro forma Merged Group forecast is substantially less in scope than an audit examination conducted in accordance with Australian Auditing Standards. A review of this nature provides less assurance than an audit. We have not performed an audit and we do not express an audit opinion on the compilation of the pro forma Merged Group forecast. We have not audited or reviewed the publicly available forecast information of Patrick or Pacific National forecast information or the Toll Directors' assumptions underlying the pro forma Merged Group forecast to



the extent they relate to or are dependent upon the statements of financial performance, cash flows or position of Patrick or Pacific National, and we do not express any opinion, or make any statement of negative assurance, in relation to:

- the publicly available forecast information of Patrick;
- the forecast information of Pacific National;
- the directors' assumptions underlying the pro forma Merged Group forecast to the extent they relate to or are dependent upon the statements of financial performance, cash flows or position of Patrick or Pacific National; or
- the reasonableness of the pro forma Merged Group forecast.

In addition to the risk factors set out in Section 13 of the Bidder's Statement, we highlight the specific risks relating to the pro forma statement of financial performance, as set out in Section 11.4.2 of the Bidder's Statement that arise from the limited available public financial information on Patrick, the impact of transition to AIFRS on the Patrick statement of financial performance and potential amortisation charges on intangible assets of Patrick that may be identified on acquisition accounting under AIFRS.

Review of the Reconciliations to AIFRS

We have reviewed the reconciliation to AIFRS of Toll, contained in Section 11.1.10 of the Bidder's Statement, in order to state whether anything has come to our attention which causes us to believe that the reconciliations to AIFRS of Toll does not present fairly the differences, between the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia, effective as at the date of this report, and those prescribed in AIFRS, relevant to Toll.

Our review of the reconciliation to AIFRS of Toll is substantially less in scope than an audit examination conducted in accordance with Australian Auditing Standards. A review of this nature provides less assurance than an audit. We have not performed an audit and we do not express an audit opinion on the reconciliation to AIFRS of Toll.

Review Statements

Review Statement on the Toll Historical Financial Information

Based on our review, which is not an audit, nothing has come to our attention which causes us to believe that the Toll historical financial information, as set out in Sections 11.1.3, 11.1.4 and 11.1.5 of the Bidder's Statement, does not present fairly:

- the historical statements of financial performance and cash flows of Toll for the years ended 30 June 2004 and 30 June 2005; and
- the historical statement of financial position of Toll as at 30 June 2005.

in accordance with the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia, and accounting policies adopted by Toll disclosed in Annexure B of the Bidder's Statement.

Review Statement on the Toll Forecast and the Directors' Best-Estimate Assumptions

Based on our review, which is not an audit, nothing has come to our attention which causes us to believe that:

- the directors' best-estimate assumptions, set out in Section 11.1.9 of the Bidder's Statement, when taken as a whole, do not provide reasonable grounds for the preparation of the Toll forecast;
- the Toll forecast, set out in Sections 11.1.3 and 11.1.4 of the Bidder's Statement, is not properly compiled on the basis of the directors' best-estimate assumptions or presented fairly in accordance with the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia, and the accounting policies adopted by Toll disclosed in Annexure B of the Bidder's Statement; and consequently that
- the Toll forecast itself is unreasonable.

The underlying assumptions are subject to significant uncertainties and contingencies, often outside the control of Toll. If events do not occur as assumed, actual results achieved by Toll may vary significantly from the Toll forecast. Accordingly, we do not confirm or guarantee the achievement of the Toll forecast, as future events, by their very nature, are not capable of independent substantiation.



Review Statement on the Extraction of Patrick Historical Financial Information

Based on our review, which is not an audit, nothing has come to our attention which causes us to believe that Patrick historical financial information is not properly extracted from the publicly available historical financial information of Patrick.

We have not audited or reviewed Patrick historical financial information nor the publicly available historical financial information of Patrick from which it was extracted, and we do not express any opinion, or make any statement of negative assurance, as to whether Patrick historical financial information or the publicly available historical financial information of Patrick from which it was extracted, is presented fairly in accordance with the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia, and accounting policies adopted by Patrick.

Review Statement on the Compilation of the pro Forma Merged Group Historical Statement of Financial Position

Based on our review, which is not an audit, nothing has come to our attention which causes us to believe that the pro forma Merged Group historical statement of financial position, as set out in Section 11.4.10 of the Bidder's Statement, has not been properly compiled on the basis of:

- the unaudited statements of financial position of Toll and Pacific National as at 30 June 2005;
- the statement of financial position of Patrick as at 31 March 2005, as disclosed in Patrick's publicly available half-year report; and
- the pro forma transactions and/or adjustments described in Sections 11.3.6 and 11.4.13 of the Bidder's Statement.

We have not audited or reviewed the historical statement of financial position of Patrick as at 31 March 2005, extracted from the financial statements of Patrick for the half year ended 31 March 2005. We do not express any opinion, or make any statement of negative assurance, as to whether the pro forma Merged Group historical statement of financial position is presented fairly in accordance with the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia, and accounting policies adopted by Toll disclosed in Annexure B of the Bidder's Statement.

Review Statement on the Compilation of the pro Forma Merged Group Forecast Statement of Financial Performance

Based on our review, which is not an audit, nothing has come to our attention which causes us to believe that the pro forma Merged Group forecast as set out in Sections 11.4.3 and 11.4.9 has not been properly compiled on the basis of:

- the Toll and Pacific National forecasts;
- publicly available forecast information of Patrick; and
- the Directors' assumptions underlying the pro forma Merged Group forecast.

The underlying assumptions are subject to significant uncertainties and contingencies, often outside the control of Toll. If events do not occur as assumed, actual results achieved by the Merged Group may vary significantly from the pro forma Merged Group forecast. Accordingly, we do not confirm or guarantee the achievement of the pro forma Merged Group forecast, as future events, by their very nature, are not capable of independent substantiation.

We have not audited or reviewed the publicly available forecast financial information of Patrick or the Pacific National forecast information or the Directors' assumptions underlying the pro forma Merged Group forecast to the extent they relate to or are dependent upon the statements of financial performance, cash flows or position of Patrick or Pacific National and we do not express any opinion, or make any statement of negative assurance, in relation to:

- the publicly available forecast financial information of Patrick;
- the Pacific National forecast information;
- the directors' assumptions underlying the pro forma Merged Group forecast to the extent they relate to or are dependent upon the statements of financial performance, cash flows or position of Patrick or Pacific National; or
- the reasonableness of the pro forma Merged Group forecast.



Review Statement on the Reconciliations to AIFRS

Based on our review, which is not an audit, nothing has come to our attention which causes us to believe that the reconciliations to AIFRS of Toll do not present fairly the differences, between the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia effective as at the date of this report, and those prescribed in AIFRS, relevant to Toll.

Independence

KPMG Transaction Services does not have any interest in the outcome of the proposed takeover, other than in connection with the preparation of this report and participation in due diligence procedures for which normal professional fees will be received. KPMG is the auditor of Toll and Pacific National, and from time to time KPMG also provides Toll and Pacific National with certain other professional services for which normal professional fees are received.

KPMG recently resigned as the auditor of Virgin Blue Holdings Limited, a subsidiary of Patrick, effective from 8 September 2005.

Responsibility

KPMG Transaction Services has consented to the inclusion of this Investigating Accountant's Report in the Bidder's Statement in the form and context in which it is so included, but has not authorised the issue of the Bidder's Statement. Accordingly, KPMG Transaction Services makes no representation regarding, and takes no responsibility for, any other statements, or material in, or omissions from, the Bidder's Statement.

General Advice Warning

This report has been prepared, and included in the Bidder's Statement, to provide shareholders of Patrick with general information only and does not take into account the objectives, financial situation or needs of any specific investor. It is not intended to take the place of professional advice and investors should not make specific investment decisions in reliance on the information contained in this report. Before acting or relying on any information, an investor or shareholder of Patrick should consider whether it is appropriate for their circumstances having regard to their objectives, financial situation or needs.

Yours faithfully

Angus Reynolds
Director

David C Nott
Director


B
ANNEXURE B
Toll's Accounting Policies

The significant AGAAP accounting policies, extracted from the unaudited financial statements of Toll for the year ended 30 June 2005, are set out below.

The accounting policies have been consistently applied by each entity in the Group and are consistent with those of the year ended 30 June 2004.

(a) Principles of Consolidation

Controlled Entities

The consolidated financial statements of Toll Group include the financial statements of Toll, being the parent entity and its controlled entities.

Where an entity began or ceased to be controlled during the year, the results are included only from the date control commenced or up to the date control ceased.

Outside interests in the equity and results of the entities that are controlled by Toll Group are shown as a separate item in the consolidated financial statements.

Associates

Associates are those entities, over which Toll Group exercises significant influence and which are not intended for sale in the near future.

In the consolidated financial statements investments in associates are accounted for using equity accounting principles. Investments in associates are carried at the lower of the equity accounted amount and recoverable amount. Toll Group's equity accounted share of the associates' net profit or loss is recognised in the consolidated statement of financial performance from the date significant influence commences until the date significant influence ceases. Other movements in reserves are recognised directly in consolidated reserves.

Transactions Eliminated on Consolidation

Unrealised gains and losses and inter-entity balances resulting from transactions with or between controlled entities are eliminated in full on consolidation.

Unrealised gains resulting from transactions with associates are eliminated to the extent of Toll Group's interest. Unrealised gains relating to associates are eliminated against the carrying amount of the investment. Unrealised losses are eliminated in the same way as unrealised gains, unless they evidence a recoverable amount of impairment.

(b) Goodwill

Goodwill, representing the excess of the purchase consideration and incidental expenses over the fair value of the identifiable net assets acquired on the acquisition of a controlled entity is amortised on a straight line basis. The period of amortisation is the period of time during which benefits are expected to arise, and varies from 5 to not more than 20 years.

Where a discount on acquisition arises the cost of individual identifiable assets is determined by reducing proportionately the fair value of non-monetary assets acquired until the discount is eliminated. Any balance of the discount is credited to the statements of financial performance. The carrying value of goodwill is reviewed regularly and written down where appropriate to reflect its recoverable amount.

For associates the consolidated financial statements include the carrying amount of goodwill in the equity accounted investment carrying amount.

(c) Revenue Recognition

(i) Revenue

Revenue comprises revenue earned (net of GST, returns, discounts and allowances) from the provision of services to entities outside Toll Group. Revenue is recognised when the services are provided.

(ii) Interest Income

Interest income is recognised as it accrues unless collectibility is in doubt.

(iii) Asset Sales

The gross proceeds of asset sales are included as revenue of Toll Group. The profit or loss on disposal of assets is brought to account at the date an unconditional offer and acceptance of sale is determined. The profit or loss on disposal is calculated as the difference between the carrying amount of the asset at the time of disposal and the net proceeds on disposal.

(iv) Other Revenue

Revenue recognition policies for investments and property, plant and equipment are described in accounting policy notes (i) and (j) respectively.

(v) Dividends

Revenue from dividends and distributions from controlled entities is recognised by the parent entity when they are declared by the controlled entities.

Revenue from dividends from associates is recognised by the parent entity when dividends are received.

Revenue from dividends from other investments are recognised when received.

Dividends received out of pre-acquisition reserves are eliminated against the carrying amount of the investment and not recognised in revenue.

(vi) Internal Recharges

Internal recharge revenue comprises revenue from the provision of services to related parties including property, payroll, information technology, risk, secretarial and management services.

(d) Taxation

(i) Income Tax

Toll Group adopts the income statement liability method of tax effect accounting.

Income tax expense is calculated on operating profit adjusted for permanent differences between taxable and accounting income. The tax effect of timing differences, which arise from items being brought to account in different periods for income tax and accounting purposes, is carried forward in the statements of financial position as a future income tax benefit or a provision for deferred income tax.

(ii) Tax consolidation

Toll is the head entity in the tax-consolidated Toll Group comprising all the Australian wholly-owned subsidiaries. The head entity recognises all of the current and deferred tax assets and liabilities of the tax-consolidated Toll Group (after elimination of intraToll Group transactions).

The tax-consolidated Toll Group has entered into a tax funding agreement that requires Australian wholly-owned subsidiaries to make contributions to the head entity for:

- deferred tax balances recognised by the head entity on implementation date, including the impact of any relevant reset tax cost bases; and
- current tax assets and liabilities and deferred tax balances arising from external transactions occurring after the implementation of tax consolidation.

Under the tax funding agreement, the contributions are calculated on a stand-alone basis so that the contributions are equivalent to the tax balances generated by external transactions entered into by the Australian wholly-owned subsidiaries. The contributions are payable as set out in the agreement and reflect the timing of the head entity's obligations to make payments for tax liabilities to the relevant tax authorities. The assets and liabilities arising under the tax funding agreement are recognised as intercompany assets and liabilities with a consequential adjustment to income tax expense/revenue.

Future income tax benefits are not brought to account unless realisation of the asset is assured beyond reasonable doubt. Future income tax benefits relating to entities with tax losses are only brought to account when their realisation is virtually certain.

The tax effect of capital losses is not recorded unless realisation is virtually certain.

(e) Non-Current Assets

The carrying amounts of non-current assets are reviewed to determine whether they are in excess of their recoverable amount at balance date. If the carrying amount of a non-current asset exceeds the recoverable amount, the asset is written down to the lower amount. The write-down is recognised as an expense in the net profit or loss in the reporting period in which it occurs. In assessing recoverable amounts the relevant cash flows have not been discounted to their present value.

(f) Receivables

The collectibility of debts is assessed at balance date and provision is made for any doubtful accounts. Trade debtor terms vary from 7 to 30 days and are carried at amounts due.

(g) Investments

(i) Controlled Entities

Investments in controlled entities are carried in Toll Group's financial statements at the lower of cost and recoverable amount.

(ii) Associates

In Toll Group's financial statements investments in unlisted shares of associates are carried at the lower of cost and recoverable amount.

(iii) Other entities

Investments in other listed and unlisted entities are measured at the lower of cost and recoverable amount.

(h) Inventories

Inventories are carried at the lower of cost and net realisable value.

(i) Land and Buildings Held for Resale

(i) Valuation

Development properties are carried at the lower of cost and net realisable value. Cost includes the costs of acquisition, development, and holding costs such as interest, rates and taxes. Interest and other holding costs incurred after completion of development are expensed as incurred.

(ii) Recognition of income

Income from sales is recognised when unconditional contracts are exchanged and a significant non-refundable deposit is received.

(j) Property, Plant and Equipment

(i) Acquisition

Items of property, plant and equipment are recorded at cost and depreciated as outlined below.

The cost of property, plant and equipment constructed by Toll Group includes the cost of materials and direct labour and an appropriate proportion of fixed and variable overheads.

(ii) Revaluations

Land and buildings are independently valued every three years on an existing use basis of valuation. This is in addition to the annual review for recoverable amount.

As these revaluations are not recorded in Toll Group's accounts, items of property, plant and equipment are carried at the lower of cost, less accumulated depreciation, and recoverable amount.

(iii) Depreciation and Amortisation

Items of property, plant and equipment, including buildings and leasehold property but excluding freehold land, are depreciated over their estimated useful lives. Depreciation rates used for each class of asset are as follows:

- Buildings 2% – 4%
- Leasehold improvements 2% – 15%
- Plant and equipment 8% – 40%
- Leased plant and equipment 8% – 33%

The straight-line method and the reducing balance method are used. Assets are depreciated or amortised from the date of acquisition, or in respect of internally constructed assets, from the time an asset is completed and held ready for use. No change has occurred in the above depreciation rates during the year.

(iv) Leased Plant and Equipment

Leases of plant and equipment under which Toll or its controlled entities assume substantially all the risks and benefits of ownership are classified as finance leases. Other leases are classified as operating leases.

Assets acquired under finance lease are capitalised. A lease asset and a lease liability equal to the present value of the minimum lease payments are recorded at the inception of the lease. Contingent rentals are written off as an expense of the accounting period in which they are incurred. Capitalised lease assets are amortised on a straight-line basis or diminishing value over the term of the relevant lease, or where it is likely Toll Group will obtain ownership of the asset, the life of the asset. Lease liabilities are reduced by repayments of principal. The interest components of the lease payments are charged to the statement of financial performance.

Payments made under operating leases are charged against profits in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased property.

(k) Provisions

A provision is recognised when there is a legal, equitable or constructive obligation as a result of a past event and it is probable that a future sacrifice of economic benefits will be required to settle the obligation, the timing or amount of which is uncertain.

(i) Employee Entitlements

Annual Leave

The provisions for employee entitlements to annual leave represent the amount, which Toll Group has, a present obligation to pay resulting from employees' services provided up to the balance date. The provision has been based on expected future wage and salary rates and includes related on-costs.

Long Service Leave

The liability for employee entitlements to long service leave represents the present value of the estimated future cash outflows to be made by the employer resulting from employees' services provided up to the balance date.

Liabilities for employee entitlements, which are not expected to be settled within twelve months, are discounted using the rates attaching to national government securities at balance date, which most closely match the terms of maturity of the related liabilities.

In determining the liability for employee entitlements, consideration has been given to future increases in wage and salary rates, and Toll Group's experience with staff departures. Related on-costs have also been included in the liability.

(ii) Dividends

A provision for dividends payable is recognised in the reporting period in which the dividends are declared, for the entire undistributed amount, regardless of the extent to which they will be paid in cash.

(iii) Restructure

A provision for restructuring on acquisition is only recognised at the date of acquisition where there is a demonstrable commitment and a detailed plan such that there is little or no discretion to avoid payments to other parties and the amount can be reliably estimated.

The provision relates only to costs associated with the acquired entity.

Other provisions for restructuring are only recognised when a detailed plan has been approved and the restructuring has either commenced or been publicly announced. Costs related to ongoing activities are not provided for.

(iv) Workers Compensation

Provisions for workers compensation using self-insurance are based on independent actuarial assessments.

(v) Other Provisions

This class of provisions provides for items including mainly payroll related items, bonuses, damages, pallets and stock losses.

(l) Senior Executive Option Plan, Executive Share Option Scheme and Employee Share Scheme

Toll grants options to certain executives under the Executive Share Option Scheme approved by members on 2 November 2000. Members approved the adoption of the Senior Executive Option Plan at a general meeting on 7 July 1999. Other than the costs incurred in administering the plan and scheme, which are expensed as incurred, there is no other expense charged to Toll Group.

Toll may issue shares to Toll Group employees. Shares are issued to employees after a qualifying period at the current market price. Employees are required to pay a nominal amount for these shares, with the balance made up by an interest free loan from Toll. The interest free loan is reduced via the dividends on the employee shares. Options and shares issued to employees, including Directors, are recorded in contributed equity for the consideration received.

(m) Superannuation Funds

Toll and its controlled entities contribute to employee accumulation superannuation funds. Contributions are expensed as they are incurred.

(n) Cash

For purposes of the statements of cash flows, cash includes deposits at call, which are readily convertible to cash on hand, and which are used in the cash management function on a day-to-day basis, net of outstanding bank overdrafts.

(o) Earnings per Share

(i) Basic Earnings per Share

Basic earnings per share is determined by dividing the net profit after income tax attributable to members of Toll, by the weighted average number of ordinary shares outstanding during the financial year.

(ii) Diluted Earnings per Share

Diluted EPS earnings is calculated by adjusting the basic EPS earnings for the after tax effect of financing costs and the effect of conversion to ordinary shares associated with dilutive potential ordinary shares.

The diluted EPS weighted average number of shares includes the number of ordinary shares assumed to be issued for no consideration in relation to dilutive potential ordinary shares. The number of ordinary shares assumed to be issued for no consideration represents the difference between the number that would have been issued at the exercise price and the number that would have been issued at the average market price.

The identification of dilutive potential ordinary shares is based on net profit or loss from continuing ordinary operations and is applied on a cumulative basis, taking into account the incremental earnings and incremental number of shares for each series of potential ordinary share.

(p) Payables

Liabilities are recognised for amounts to be paid in the future for goods or services received, whether or not billed to Toll or Toll Group. Trade accounts payable are normally settled within 30 days.

(q) Commercial Bills

Commercial bills are carried on the statements of financial position at their principal amount. Interest on bills is paid at the time bills are rolled over or when drawn down and expensed over the period over which the bill is outstanding. Any amounts not expensed by year-end are included in prepayments.

(r) Derivatives

The principal objective of using derivative financial instruments is to manage the interest rate and foreign exchange exposure on the net borrowings of Toll Group. To achieve this objective, a combination of derivatives including interest rate swaps, forward rate agreements and interest rate options may be used. Derivative financial instruments are not held for speculative purposes.

(i) Hedges

Transactions are designated as a hedge of the anticipated specific purchase of qualifying assets, or an anticipated interest transaction, only when they are expected to reduce exposure to the risks being hedged, are designated prospectively so that it is clear when an anticipated transaction has or has not occurred and it is probable the anticipated transaction will occur as designated. Gains or losses on the hedge arising up to the date of the anticipated transaction, together with any costs or gains arising at the time of entering into the hedge, are deferred and included in the measurement of the anticipated transaction when the transaction has occurred as designated. Any gains or losses on the hedge transaction after that date are included in the statement of financial performance.

The net amounts receivable or payable under forward foreign exchange contracts and the associated deferred gains or losses are recorded on the statement of financial position from the date of inception of the hedge transaction. When recognised, the net receivables or payables are revalued using the foreign currency current at reporting date.

The net amounts receivable or payable under interest rate and commodity swaps, and the associated deferred gains or losses are not recorded on the statement of financial position until the hedge transaction occurs. When recognised the net receivables or payables are revalued using the interest or commodity rates current at reporting date.

Where a hedge transaction is terminated early and the anticipated transaction is still expected to occur as designated, the deferred gains or losses that arose on the hedge prior to its termination continue to be deferred and are included in the measurement of the purchase or sale or interest transaction when it occurs. Where a hedge transaction is terminated early because the anticipated transaction is no longer expected to occur as designated, deferred gains or losses that arose on the hedge prior to its termination are included in the statement of financial performance for the period.

Where a hedge is redesignated as a hedge of another transaction, gains or losses arising on the hedge prior to its redesignation are only deferred where the original anticipated transaction is still expected to occur as designated. When the original anticipated transaction is no longer expected to occur as designated, any gains or losses relating to the hedge instrument are included in the statement of financial performance for the period.

Gains or losses that arise prior to and upon the maturity of transactions entered into under hedge rollover strategies are deferred and included in the measurement of the hedged anticipated transaction if the transaction is still expected to occur as designated. If the anticipated transaction is no longer expected to occur as designated, the gains or losses are recognised immediately in the statement of financial performance.

(ii) Interest rate swaps and forward rate agreements

Net interest payments under interest rate swap contracts are recognised on an accruals basis in the statement of financial performance as an adjustment to interest expense during the period.

(iii) Interest rate options

Interest rate options are purchased to hedge interest rate exposures. The premiums paid on interest rate options and any realised gains or losses on exercise are included in other assets and are amortised to interest expense over the terms of the agreements.

(s) Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the ATO. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of expense.

Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the statement of financial position. Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities, which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(t) Foreign Currency

(i) Transactions

Foreign currency transactions are translated to Australian currency at the rates of exchange ruling at the dates of the transactions. Amounts receivable and payable in foreign currencies at balance date are translated at the rates of exchange ruling on that date.

Exchange differences relating to amounts payable and receivable in foreign currencies are brought to account as exchange gains or losses in the statement of financial performance in the financial year in which the exchange rates change, except where:

- Hedging specific anticipated transactions or net investments in self-sustaining operations; and
- Relating to amounts payable or receivable in foreign currency forming part of a net investment in a self-sustaining foreign operation. In this case, the exchange difference, together with any related income tax expense/revenue, is transferred to the foreign currency translation reserve on consolidation.

(ii) Translation of controlled foreign entities

The assets and liabilities of foreign operations, including associates, that are self-sustaining, are translated at the rates of exchange ruling at balance date. Equity items are translated at historical rates. The statements of financial performance are translated at a weighted average rate for the year. Exchange differences arising on translation are taken directly to the foreign currency translation reserve.

(u) Borrowing Costs

Borrowing costs include interest, amortisation of discounts or premiums relating to borrowings and amortisation of ancillary costs incurred in connection with arrangement of borrowings. Ancillary costs incurred in connection with the arrangement of borrowings are capitalised and amortised over the life of the borrowings.

Where funds are borrowed specifically for the acquisition, construction or production of a qualifying asset, the amount of borrowing costs capitalised is that incurred in relation to that borrowing, net of any interest earned on those borrowings. Where funds are borrowed generally, borrowing costs are capitalised using a weighted average capitalisation rate.

(v) Deferred Gains

Deferred gains relate mainly to gains made on sale and leaseback transactions where the gain is deferred and amortised over the term of the lease.

Impacts of Adopting Australian Equivalents to International Financial Reporting Standards

For reporting periods beginning on or after 1 January 2005, the Toll Group must comply with AIFRS as issued by the AASB.

Transition Management

Toll has established a formal implementation project, monitored by a steering committee, to assess the impact of transition to AIFRS and to achieve compliance with AIFRS reporting for the financial year commencing 1 July 2005.

The project is achieving its scheduled milestones and the Toll Group is expected to be in a position to fully comply with the requirements of AIFRS for the year ending 30 June 2006. The assessment and planning and the design phases are completed as at 30 June 2005. The implementation phase is substantially complete as at 30 June 2005.

Impact of Transition to AIFRS

The impact of transition to AIFRS, including the transitional adjustments disclosed in the reconciliation from current AGAAP to AIFRS, and the selection and application of AIFRS accounting policies, are based on AIFRS standards that management expect to be in place, or where applicable, early adopted, when preparing the first complete AIFRS financial report (being the half-year ending 31 December 2005). Only a complete set of financial statements and notes together with comparative balances can provide a true and fair presentation of Toll's financial position, results of operations and cash flows in accordance with AIFRS. This note provides only a summary; therefore, further disclosure and explanations will be required in the first complete AIFRS financial report for a true and fair view to be presented under AIFRS.

There is a significant amount of judgement involved in the preparation of the reconciliation from current AGAAP to AIFRS, consequently the final reconciliations presented in the first financial report prepared in accordance with AIFRS may vary materially from the reconciliations provided.

Revisions to the selection and application of the AIFRS accounting policies may be required as a result of:

- changes in financial reporting requirements that are relevant to Toll's first complete AIFRS financial report arising from new or revised accounting standards or interpretations issued by the AASB subsequent to the preparation of the financial report for 30 June 2005;
- additional guidance on the application of AIFRS in a particular industry or to a particular transaction; and
- changes to Toll's operations.

Where the application or interpretation of the accounting standard is currently being debated, the accounting policy adopted reflects management's current assessment of the likely outcome of these deliberations. The uncertainty relating to the accounting interpretation is also disclosed.

The rules for first time adoption of AIFRS are set out in AASB 1 First -time adoption of Australian Equivalents to International Financial Reporting Standards. In general, AIFRS accounting policies must be applied retrospectively to determine the opening AIFRS balance sheet as at transition date, being 1 July 2004. The Standard allows a number of exemptions to this general principle to assist in the transition to reporting under AIFRS.

The significant changes in accounting policies expected to be adopted in preparing the AIFRS reconciliations and the elections expected to be made under AASB 1 are set out below.

(a) Reclassifications

(i) Interest bearing liabilities

In order to reduce interest charges, Toll Group enters into various commercial bill acceptance facilities for periods under 12 months and regularly extends these for short terms at expiry. Under current AGAAP, these are classified as non-current as it is Toll Group's intention to refinance or reschedule payments.

Under AIFRS, a debt payable is treated as current if it is not contractually payable beyond 12 months from reporting date or if the term is less than 12 months and the entity does not have the absolute discretion to refinance or roll over the debts.

Toll Group, even though it does not have the absolute discretion, has historically been successful in rolling these debts for additional short terms. For the Toll Group this is expected to result in $253.0 million as at 30 June 2004 and $185.7 million as at 30 June 2005 being reclassified from non-current interest bearing securities to current interest bearing securities.

(ii) Equity / Treasury Shares

In 1999, Toll Group introduced an employee share ownership plan. This plan allows non-recourse, interest free loans to be provided to all employees as the Board may from time to time make offers to employees to acquire shares under the plan.

The shares are acquired in the name of the employee and each employee authorises and appoints the Secretary of Toll to act on their behalf. Any dividends paid on the shares by Toll are used to repay the loan. If the employee leaves the employment of Toll Group, the loan balance must be repaid in full or the shares will be sold and the proceeds applied to settle the loan balance. As at 30 June 2004, $1.3 million being the amount due on these shares is classified within Equity as Treasury Shares, whilst as at 30 June 2005 the balance is $10.9 million.

(iii) Non-Current Assets held for resale

Non-current assets classified as held for sale will be presented separately from other assets on the statement of financial position. A non-current asset is classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use, the asset is available for immediate sale in its current condition, and its sale is highly probable.

For the Toll Group this is expected to result in $24.5 million being reclassified from property, plant and equipment at 30 June 2005 and $nil for 1 July 2004.

(iv) Borrowing Costs

Borrowing costs for the year ended 30 June 2005 have been increased by $4.2 million with a corresponding decrease in expenses from ordinary activities representing the unwinding of the time value of money of discounted provisions.

(b) Property, Plant and Equipment

Property, plant and equipment will be measured at cost under AIFRS.

Software assets will be reclassified from property, plant and equipment to intangible assets on transition to AIFRS. This is expected to result in a reclassification of $29.4 million in the Toll Group as at 1 July 2004 and $35.5 million as at 30 June 2005.

The Right of Way asset will also be reclassified from property, plant and equipment to intangible assets. This is expected to result in a reclassification of $54.4 million in the Toll Group as at 1 July 2004 and $53.9 million as at 30 June 2005.

Under AIFRS, the gain or loss on the disposal of property, plant and equipment will be recognised on a net basis as a gain or loss rather than separately recognising the consideration received as revenue. For the Toll Group $73.9 million is expected to be reclassified from revenue to expenses for the financial year ended 30 June 2005.

(c) Business Combinations

As permitted by the election available under AASB 1, the classification and treatment of business combinations that occurred prior to transition date have not been restated in preparing the AIFRS balance sheet.

Business combinations that occurred on or after 1 July 2004 will be restated to comply with AIFRS. No adjustments are expected for Toll Group.

Goodwill represents the difference between the cost of a business combination over the net fair value of the identifiable assets, liabilities and contingent liabilities acquired.

In respect of acquisitions prior to transition date, goodwill is expected to be included on the basis of its deemed cost, which represents the amount recorded under AGAAP, adjusted for reclassification of other intangible assets not meeting the AIFRS recognition criteria. No reclassifications are expected.

Goodwill is stated at cost less any accumulated impairment losses. Goodwill will be allocated to cash generating units and tested annually for impairment.

Negative goodwill arising on acquisition will be recognised directly in profit and loss unless it is deemed to be a transaction with owners. Under current AGAAP, negative goodwill is allocated to the non-monetary assets acquired. As business combinations have not been restated there is no expected impact of this change in treatment on transition.

(d) Amortisation of Intangibles

Amortisation will be recognised on a straight-line basis over the estimated useful lives of the intangible assets, unless such lives are indefinite. Goodwill and intangible assets with an indefinite life will not be subject to amortisation but tested for impairment annually. Other intangible assets will be amortised from the date they are available for use. Changes in useful life on transition to AIFRS will be accounted for prospectively.

The estimated useful lives as at 1 July 2004 are expected to be as follows:

	AIFRS	Current AGAAP
Capitalised software	3 – 5 years	3 – 5 years
Goodwill	Indefinite	5 – 20 years
Right of Way	66 years	66 years

The impact on the profit for the year ended 30 June 2005 is expected to be an increase of $10.9 million from the reversal of the goodwill amortisation for the Toll Group.

(e) Impairment

Under current AGAAP the carrying amounts of non-current assets valued on a cost basis are reviewed at reporting date to determine whether they are in excess of their recoverable amount. If the carrying amount of a non-current asset exceeds its recoverable amount the asset is written down to the lower amount, with the write–down recognised in the income statement in the period in which it occurs. In assessing recoverable amounts, the relevant cash flows have not been discounted to their present value.

Under current AGAAP the collectibility of receivables is assessed at each reporting date and a provision is raised based on recoverability to allow for doubtful debts.

Under AIFRS, the carrying amount of the Toll Group's non-current assets, deferred tax assets, goodwill and indefinite life intangible assets will be reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset will be tested for impairment by comparing its recoverable amount to its carrying amount.

Goodwill, which is not amortised under AIFRS, must be tested for impairment annually.

If there is any indication that an asset is impaired, the recoverable amount will be estimated for the individual asset. If it is not possible to estimate the recoverable amount for the individual asset, the recoverable amount of the cash-generating unit to which the asset belongs will be determined.

A cash generating unit will be the smallest identifiable Toll Group of assets that generate cash inflows largely independent of the cash inflows of other assets or Toll Group of assets. Under AIFRS each cash-generating unit must be no larger than a segment.

An impairment loss will be recognised whenever the carrying amount of an asset, or its cash-generating unit exceeds its recoverable amount. Impairment losses will be recognised in the income statement unless they relate to a revalued asset, where the impairment loss will be applied against the revaluation reserve.

Impairment losses recognised in respect of a cash generating unit will be allocated first to reduce the carrying amount of any goodwill allocated to the cash generating unit and then to reduce the carrying amount of the other assets in the unit pro rata based on their carrying amounts.

There are no adjustments expected for impairment on transition to AIFRS.

(f) Taxation

On transition to AIFRS the balance sheet method of tax effect accounting will be adopted, rather than the liability method applied currently under AGAAP.

Under the balance sheet approach, income tax on the profit and loss for the year comprises current and deferred taxes. Income tax will be recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it will be recognised in equity. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at reporting date, and any adjustments to tax in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences will not be provided for:

- goodwill for which amortisation is not tax deductible;
- the initial recognition of assets and liabilities that affect neither accounting or taxable profit; and
- differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future.

The amount of deferred tax provided would be based on the expected manner of realisation of the asset or settlement of the liability, using tax rates enacted or substantively enacted at reporting date.

A deferred tax asset will be recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets will be reduced to the extent it is no longer probable that the related tax benefit will be realised.

The expected impact on the Toll Group at 1 July 2004, of the change in basis and the transition adjustments on the deferred tax balances and the previously reported tax expense is an increase in deferred tax asset of $14.0 million, an increase in deferred tax liability of $7.3 million, an increase in capital of $1.4 million and an increase in retained earnings of $5.3 million.

The expected impact of the change in basis on the tax expense for the financial year ended 30 June 2005 is an increase in tax expense of $19.1 million for the Toll Group. Deferred tax assets and deferred tax liabilities of the Toll Group are expected to increase by $1.1 million and $20.2 million respectively as at 30 June 2005. Capital will decrease by $0.3 million.

(g) Defined Benefit Superannuation Plans

Under AIFRS, the Toll Group's net obligation in respect of defined benefit superannuation plans will be calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit will be discounted to determine its present value, and the fair value of any plan assets will be deducted.

Under AGAAP, defined benefit plans are accounted for on a cash basis, with no defined benefit obligation or plan assets recognised in the balance sheet.

Toll Group has no major defined benefit plans, however an associate, Pacific National, is the sponsor of a defined benefit superannuation fund. The AASB 1 election to recognise in full actuarial gains and losses at transition date through retained earnings is expected to be adopted. At the date of transition an amount of $34.0 million is expected to be recognised as a liability of Pacific National with a consequential decrease in retained earnings. Toll is expected to equity account 50% of its share of this deficit.

(h) Share Based Payments

Under current AGAAP no expense is recognised for options issued to employees.

Under AIFRS the fair value of options granted must be recognised as an employee benefit expense with a corresponding increase in equity. The fair value will be measured at grant date taking into account market performance conditions only, and spread over the vesting period during which the employees become unconditionally entitled to the options. The fair value of options granted will be measured using either the Binomial or Black Scholes method, taking into account the terms and conditions attached to the options. The amount recognised as an expense will be adjusted to reflect the actual number of options that vest except where forfeiture is due to market related conditions.

No adjustment will be made for options granted before 7 November 2002, which have vested before 1 January 2004. Options granted after 7 November 2002 remaining unvested at 1 January 2004 will be recognised in the opening statement of financial position through retained earnings resulting in a $nil impact on transition.

For the year ended 30 June 2005, total employees benefits expenses arising from the issue of executive share options are expected to be increased by $3.7 million in the Toll Group.

An employee share ownership plan exists within the Toll Group. During the year ended 30 June 2005, an issue of shares was made to employees. This issue will be treated as an in-substance grant of options because of the limited recourse nature of the loans. The option valuation expense of these shares for the period has been calculated at $3.9 million. Since there is no vesting period, there is no recurring expense for this item.

(i) Financial Statements of Foreign Operations

Under current AGAAP, the assets and liabilities of self-sustaining foreign operations are translated at the rates of exchange ruling at reporting date. Equity items and goodwill are translated at historical rates. The statements of financial performance are translated at a weighted average rate for the year. Exchange differences arising on translation are recognised directly in the foreign currency translation reserve until disposal of the operation, when it is transferred directly to retained earnings.

The assets and liabilities of operations that are integrated are translated using the temporal method. Monetary assets and liabilities are translated at rates of exchange at reporting dates, while non-monetary items and revenue and expense items are translated at exchange rates when the transaction occurred. Exchange differences arising on translation are brought to account in the statement of financial performance.

Under AIFRS each entity in the Toll Group determines its functional currency, the currency of the primary economic environment in which the entity operates reflecting the underlying transactions, events and conditions that are relevant to the entity. The entity maintains its books and records in its functional currency.

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated from the entity's functional currency to the Toll Group's functional currency of Australian dollars at foreign exchange rates ruling at reporting date. The revenue and expenses of foreign operations are translated to Australian dollars at the exchange rates approximating the exchange rates ruling at the date of the transactions. Foreign exchange differences arising on translation are recognised directly in a separate component of equity.

There are no expected changes in functional currency for the Toll Group.

All foreign operations are translated into Australian dollars using the method described above. The concepts of self-sustaining and integrated operations do not exist in the AIFRS framework.

On disposal of a foreign operation, the amount recognised in the foreign currency translation reserve attributable to the foreign operation is included in the calculation of gain or loss on disposal and recycled through the current year income statement.

(j) Financial Instruments

(i) Derivatives and hedging

For the purposes of AGAAP, derivatives, classified as hedges, other than foreign exchange related derivative contracts, are recorded at cost. Interest receipts and payments are brought to account on an accrual basis with realised gains and losses included in the measurement of the hedged item.

Under AIFRS all derivative contracts, whether used as hedging instruments or otherwise, will be carried at fair value on Toll Group's balance sheet from 1 July 2005. Derivative contracts are recognised initially at cost. Subsequent to initial recognition, derivative contracts are stated at fair value. The gain or loss on remeasurement to fair value is recognised immediately in profit or loss. However, where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the item being hedged.

Hedge rules will dictate whether derivatives are accounted for as fair value, cash flow or net investments hedges.

Hedge relationships qualify for special hedge accounting where strict documentation and hedge effectiveness criteria are met. To the extent that hedges are considered ineffective, differences between the fair value of the hedge and cost must be taken to the statement of financial performance.

Toll Group has interest rate and foreign currency derivatives. Toll Group will predominantly apply cash flow hedging in respect of its interest rate risk hedges with changes in the fair value of the derivatives, to the extent effective, deferred and included in a hedge reserve forming part of Toll Group's shareholders' funds until the hedged item occurs. Cash flow hedge accounting will create volatility in equity reserve balances. Some interest rate and foreign currency hedges will be classified as fair value hedges. A fair value hedge requires the instrument to be measured at fair value with any fair value changes recognised in the statement of financial performance. The carrying value of the corresponding hedged asset or

liability is also adjusted by the fair value of the hedging instrument, with this adjustment being recognised in the statement of financial performance to offset the gain or loss on the hedging instrument.

Some derivatives may not meet the hedging criteria and therefore cannot be accounted for as such. The earnings volatility arising from these derivatives is not expected to be significant.

(ii) Reset Preference Shares

Toll RPS, which are currently treated as equity, will be reclassified to interest bearing liabilities. The liability will be recognised at its fair value upon transition, which equates to the present value of net future cash flows of the Toll RPS. Distributions to the holders of the Toll RPS will be treated as interest and included in the net profit after tax, whereas currently the payments are treated as dividends and are not included in the net profit after tax.

As permitted by the election available under AASB 1, the transitional provisions relating to financial instruments standards are not applied to the financial information at 1 July 2004 and 30 June 2005. Therefore the impacts of these standards will be adopted from 1 July 2005. The amount of this reclassification will be $250 million from equity to interest bearing liabilities, with an additional amount of interest expense of $15.5 million.

(k) Investments in Associates

At the date of transition an amount of $2.7 million is expected to be recognised by the Toll Group as an increase in investments with a consequential increase in retained earnings of $14.6 million and a decrease in reserves of $11.9 million representing net adjustments on the adoption of AIFRS by Pacific National.

Similarly, for 30 June 2005, an amount of $18.0 million is expected to be recognised by the Toll Group as a decrease in investments with a consequential decrease in retained earnings of $7.6 million and a decrease in reserves of $10.4 million.

In respect of all associates, during the year ended 30 June 2005, an amount of $8.4 million is expected to adjust the profit and loss and $10.4 million to adjust the reserves. The above movements are a result of acquisition accounting, accounting for tax and defined benefit superannuation adjustments.

(l) Provisions

At transition date, employee entitlements have been increased by $1.5 million to recognise the estimated amount payable for unvested sick leave.


C
ANNEXURE C
Toll's announcements to ASX since 4 October 2004

Date	Announcement
09/09/2005	Takeover Bid
09/09/2005	T/O Panel: PRK – Panel Declines to Commence Proceedings
08/09/2005	Patrick Takeover
07/09/2005	App3B Exercise of Senior Executive Share Options (5000)
05/09/2005	Media Release – Pacific National & Patrick Takeover
05/09/2005	Takeovers Panel application re Toll takeover for Patrick
05/09/2005	Media Release: Patricks Takeover
05/09/2005	PRK: Pacific National
02/09/2005	PRK: Seeks Clarification of Tolls Bid Consideration
31/08/2005	PRK's Letter to Shareholders
31/08/2005	Appendix 3B-exercise of executive options
23/08/2005	PRK: Confirms intention to reject Toll Offer
22/08/2005	PRK Directors' Statement re Toll Holdings Offer
22/08/2005	VBA:Virgin WelcomesToll's Prop.Restructuring of VBA Ownership
22/08/2005	PRK: Proposal by Toll Holdings
22/08/2005	Additional Media Release – Full Year Results 2005
22/08/2005	Investor Presentation – Patrick Takeover & 2005 Results
22/08/2005	2005 Full Year Results Unaudited & Media Release
22/08/2005	Media Release Proposal to Acquire Patrick Corporation Ltd
09/08/2005	MGQ's ann: Macquarie Goodman in $120 million deal with Toll
09/08/2005	Toll Partners with Macquarie Goodman in $120 Million Deal
08/08/2005	Appendix 3B – Exercise of Executive Share Options
20/07/2005	Appendix 3B
08/07/2005	Change in substantial holding
01/07/2005	Appendix 3B: Exercise of Executive Share Options
14/06/2005	Defence Removals
06/06/2005	Appendix 3B – Senior Executive Option Plan
20/05/2005	Sale of Owens Group shareholding
19/05/2005	Pacific National 9 month results to 31/03/05
06/05/2005	Change in substantial holding
26/04/2005	Appendix 3B-exercise of Executive Share Options
20/04/2005	Change of Director's Interest Notice
19/04/2005	Appendix 3B – Senior Executive Option Plan
18/04/2005	Appendix 3B – Senior Executive Option Plan
05/04/2005	Appendix 3B – Exercise of options
05/04/2005	Becoming a substantial holder
30/03/2005	Appendix 3B – Exercise of Options
29/03/2005	Appendix 3B – DRP
29/03/2005	Change of Director's Interest Notice
23/03/2005	Section 708A(5)(e) Notice
18/03/2005	Appendix 3B
18/03/2005	Appendix 3B – Exercise of options
18/03/2005	Issue of Ordinary Shares

Date	Announcement
16/03/2005	COM: Additional software contract with Toll Holdings
11/03/2005	Appendix 3B – Exercise of options
08/03/2005	Appendix 3B – Exercise of Options
03/03/2005	Appendix 3B: Exercise of Executive Options
03/03/2005	Change of Director's Interest Notice
01/03/2005	Toll Logistics acquires J.D.Lyons & Co Ltd
01/03/2005	Appendix 3B – Exercise of options
28/02/2005	Change of Director's Interest Notice x3
24/02/2005	RPS Dividend Payment
24/02/2005	Becoming a substantial holder
24/02/2005	Appendix 3B – Exercise of options
23/02/2005	Ceasing to be a substantial holder
22/02/2005	Replacement – Pacific National Result-Half Year to 31 Dec 04
22/02/2005	Pacific National replacement media release
22/02/2005	PRK:Pacific National result for half year to 31/12/04
22/02/2005	Half Yearly Results – Presentation Slides
22/02/2005	Media Release: Pacific National Half Year Results
22/02/2005	Media Release:Half Year Results 31/12/04
22/02/2005	Half Yearly Report/Accounts
16/02/2005	Appendix 3B-exercise of options
09/02/2005	Appendix 3B – Senior Executive Option Plan
04/02/2005	Appendix 3B – Senior Executive Option Plan
03/02/2005	Appendix 3B – Exercise of Options
31/01/2005	Appendix 3B – Exercise of Options
27/01/2005	Appendix 3B – Exercise of options
27/01/2005	Becoming a substantial holder
10/12/2004	Port of Tauranga Joint Venture
02/12/2004	Appendix 3B: Pursuant to Senior Executive Option Plan
18/11/2004	Pacific National Results
17/11/2004	Change of Director's Interest Notice x3
17/11/2004	Appendix 3B – Grant of Executive Share Options
17/11/2004	Appendix 3B – Senior Executive Option Plan
09/11/2004	Appendix 3B – Exercise of options
03/11/2004	Final Director's Interest Notice x 2
28/10/2004	Results of Meeting
28/10/2004	Proxy Votes Summary
28/10/2004	Amended Constitution
28/10/2004	Chairman's & MD's AGM Addresses to Shareholders
28/10/2004	2004 AGM Presentation Slides
27/10/2004	Record Date:Toll Reset Preference Shares Dividend
26/10/2004	Appendix 3B – Employee Share Ownership Plan
14/10/2004	Ceasing to be a substantial holder
11/10/2004	Change in substantial holding
04/10/2004	Appendix 3B – DRP
04/10/2004	Change of Director's Interest Notice x2

D

ANNEXURE D

Patrick's announcements to ASX since 24 December 2004

Date	Announcement
09/09/2005	Appendix 3B – Exercise of Options
09/09/2005	TOL: Takeover Bid
09/09/2005	T/O Panel: PRK – Panel Declines to Commence Proceedings
08/09/2005	TOL: Patrick Takeover
07/09/2005	Media Statement: FCL Interstate Transport Services
07/09/2005	ACCC opposes PRK's proposed acq of FCL
05/09/2005	TOL's Media Release – Pacific National & Patrick Takeover
05/09/2005	Takeovers Panel application re Toll takeover for Patrick
05/09/2005	TOL Media Release: Patricks Takeover
05/09/2005	Pacific National
02/09/2005	Seeks Clarification of Tolls Bid Consideration
31/08/2005	Letter to Shareholders
30/08/2005	Ceasing to be a substantial holder
23/08/2005	Confirms intention to reject Toll Offer
22/08/2005	Becoming a substantial holder
22/08/2005	Ceasing to be a substantial holder
22/08/2005	Directors' Statement re Toll Holdings Offer
22/08/2005	VBA:Virgin WelcomesToll's Prop.Restructuring of VBA Ownership
22/08/2005	Response to ASX Query re Share Price
22/08/2005	Proposal by Toll Holdings
22/08/2005	TOL'sMedia Rel: Proposal to Acquire Patrick Corporation Ltd
18/08/2005	Becoming a substantial holder
18/08/2005	Impact of Fuel Costs at Virgin Blue
17/08/2005	Ceasing to be a substantial holder
11/08/2005	Becoming a substantial holder
02/08/2005	Ceasing to be a substantial holder
29/07/2005	Becoming a substantial holder
29/07/2005	Change in substantial holding from CBA
28/07/2005	Ceasing to be a substantial holder
27/07/2005	Becoming a substantial holder
26/07/2005	Ceasing to be a substantial holder
26/07/2005	Becoming a substantial holder
21/07/2005	Ceasing to be a substantial holder
29/06/2005	Ceasing to be a substantial holder
22/06/2005	Convertible Reset Adjusting Notes (PRKG) Distribution
09/06/2005	Response to ACCC Statement of Issues
09/06/2005	ACCC ann: Patrick response to ACCC Statement of Issues
09/06/2005	ACCC: Statement of Issues PRK proposed acq of FCL Transport
20/05/2005	Becoming a substantial holder
19/05/2005	TOL: Pacific National 9 month results to 31/03/05
19/05/2005	Half Yearly Report
20/04/2005	Change in substantial holding
20/04/2005	Change in substantial holding
12/04/2005	Appendix 3B
04/04/2005	Change in substantial holding for VBA
04/04/2005	VBA's ann: Close of Partick Corporation Takeover Bid
04/04/2005	Close of Plzens Offer
01/04/2005	Plzen P/L Shareholding Now More than 62% of Virgin Blue
01/04/2005	Change in substantial holding for VBA
31/03/2005	Patrick declares its offer for Virgin Blue is final
31/03/2005	VBA:Virgin Group will not accept PRK's Current Offer of$1.90
31/03/2005	Change in substantial holding for VBA
23/03/2005	Change in substantial holding for VBA
22/03/2005	VBA Supplementary Target's Statement No. 3
21/03/2005	Change in substantial holding for VBA
18/03/2005	Patrick now has more than 50% of VBA/Ext. of Offer Period
17/03/2005	Not to Extend for Virgin Blue
16/03/2005	Change in substantial holding for VBA
15/03/2005	Extension of VBA Offer Period by Plzen Pty Ltd
14/03/2005	Appendix 3B – Issue of Employee Options
14/03/2005	Revised Becoming a substantial holder
14/03/2005	Change in substantial holding for VBA
11/03/2005	Becoming a substantial holder from DBA
10/03/2005	Appendix 3B – Exercise of employee options
10/03/2005	Ceasing to be a substantial holder
10/03/2005	VBA: Supplementary Target's Statement
08/03/2005	FCL Interstate Transport Services Acquisition
28/02/2005	Virgins Blue Sky Valuation
28/02/2005	VBA: Target's Statement
22/02/2005	Replacement – Pacific National Result-Half Year to 31 Dec 04
22/02/2005	Pacific National result for half year to 31/12/04
22/02/2005	TOL Media Release: Pacific National Half Year Results
16/02/2005	VBA ann: Sh'holders advised to wait for VBA Target Statement
15/02/2005	Bidders Statement sent to Virgin Blue S/H from PRK
11/02/2005	Replacement Bidder's Statement – Off-market bid for VBA
09/02/2005	First Supplementary Bidder's Statement
04/02/2005	VBA's: Response to Patrick Corporate Takeover Offer
04/02/2005	ASIC Grants Modification to Patrick
03/02/2005	Section 633(4)(a) Notice
03/02/2005	Results of Meeting
03/02/2005	AGM Chairman's Remarks
02/02/2005	VBA's : Board Meeting
31/01/2005	VBA: Patrick Corporation Takeover Offer
28/01/2005	Bidder's Statement – Takeover Bid by Plzen Pty Ltd
28/01/2005	VBA: Virgin Blue Response to Patrick Corporation T/O
28/01/2005	Intention to Make Takeover Bid for Virgin Blue Holdings
07/01/2005	Change of Director's Interest Notice
07/01/2005	Appendix 3B: Exercise of Options
05/01/2005	Change in substantial holding
05/01/2005	Change in substantial holding from CBA
24/12/2004	Amended App3B re Options/Reminder Expiry 30/12/04


E
ANNEXURE E
Virgin Blue's
announcements to ASX
since 21 July 2004

Date	Announcement
14/09/2005	Resignation of auditor
8/09/2005	API is a first for business flyers & travel agents
5/09/2005	Takeovers Panel application re Toll takeover for Patrick
5/09/2005	TOL Media Release: Patricks Takeover
2/09/2005	PRK: Seeks Clarification of Tolls Bid Consideration
26/08/2005	*Change of Director's Interest Notice*
22/08/2005	Virgin WelcomesToll's Proposed Restructuring of VBA Ownership
22/08/2005	TOL's:Media Rel: Proposal to Acquire Patrick Corporation Ltd
19/08/2005	Preliminary Operating Statistics July 2005
18/08/2005	PRK: Impact of Fuel Costs at Virgin Blue
18/08/2005	Update on expectations for 12 month period 30 Sept 2005
11/08/2005	Preliminary Operating Statistics June 2005
9/08/2005	*Change of Registered office address*
14/07/2005	Correction of Typographical Error in May Operating Stats
14/07/2005	May Preliminary Operating Statistics/Balance Date Change
18/05/2005	Managing Directors Presentation re Results
18/05/2005	Preliminary Final Report
17/05/2005	Change in Financial Year
14/04/2005	AIZ: ANZES signs maintenance contract with Virgin Blue
7/04/2005	Appointment to Board
7/04/2005	Increase in Fuel Surcharge
5/04/2005	Preliminary Operating Statistics February 2005
5/04/2005	Change in substantial holding
4/04/2005	Change in substantial holding from PRK
4/04/2005	Close of Partick Corporation Takeover Bid
4/04/2005	Close of Plzens Offer
1/04/2005	PRK:Plzen P/L Shareholding Now More than 62% of Virgin Blue
1/04/2005	Change in substantial holding from PRK
1/04/2005	Change in substantial holding
31/03/2005	PRK's ann:Patrick declares its offer for Virgin Blue is final
31/03/2005	Virgin Group will not accept Patrick's Current Offer of$1.90
31/03/2005	Change in substantial holding from PRK
24/03/2005	Change in substantial holding
23/03/2005	Change in substantial holding from PRK
22/03/2005	Supplementary Target's Statement No. 3
22/03/2005	Change in substantial holding
21/03/2005	Change in substantial holding from PRK
18/03/2005	PRK now has more than 50% of Virgin Blue/Ext of Offer Period
17/03/2005	PRK's ann: Not to Extend for Virgin Blue
17/03/2005	Change in substantial holding
16/03/2005	Change in substantial holding from PRK
15/03/2005	Extension of VBA Offer Period by Plzen Pty Ltd
15/03/2005	Change in substantial holding
14/03/2005	Supplementary Target's Statement No.2

Date	Announcement
14/03/2005	Change in substantial holding from PRK
10/03/2005	Supplementary Target's Statement
9/03/2005	Rob Sherrard Steps Down from Virgin Blue
9/03/2005	MTU: M2&VBA join forces to reduce flight costs for small bus
28/02/2005	Virgins Blue Sky Valuation from PRK
28/02/2005	Staff Trading Window Open
28/02/2005	Target's Statement
24/02/2005	January 2005 Preliminary Operating Statistics
16/02/2005	Shareholders advised to wait for VBA Target Statement
15/02/2005	Bidders Statement sent to Virgin Blue S/H from PRK
11/02/2005	PRK: Replacement Bidder's Statement – Off-market bid for VBA
9/02/2005	First Supplementary Bidder's Statement
7/02/2005	*Appendix 3B – New Issue announcement*
4/02/2005	Response to Patrick Corporate Takeover Offer
4/02/2005	PRK's ann: ASIC Grants Modification to Patrick
3/02/2005	PRK: Section 633(4)(a) Notice
2/02/2005	Board Meeting
31/01/2005	Change in substantial holding
31/01/2005	Patrick Corporation Takeover Offer
28/01/2005	PRK's Bidder's Statement – Takeover Bid by Plzen Pty Ltd
28/01/2005	Virgin Blue Response to Patrick Corporation Takeover Offer
28/01/2005	Intention to Make Takeover Bid from Patrick Corp Ltd
19/01/2005	Preliminary Op Stats-Dec 04/Update on F/Y Expectations
10/01/2005	Appendix 3B
21/12/2004	Preliminary Operating Statistics – November 2004
20/12/2004	Change of Director's Interest Notice
16/12/2004	Change of Director's Interest Notice
10/12/2004	Appendix 3B-Exec Option Plan/CFO Option Plan
30/11/2004	Preliminary Operating Statistics October 2004
17/11/2004	Presentation re First Half Results
17/11/2004	Half Yearly Report & Half Year Accounts
4/11/2004	Media Release: Live2Air
28/10/2004	Chief Operations Officer Appointed
20/10/2004	Review of Fares Rather Than Further Fuel Surcharges
18/10/2004	Corr: Not Virgin Blue Holdings Ltd's ann. re: SBL
18/10/2004	SBL: Pulp Juice Developments
12/10/2004	Appointment of Chief Commercial Officer
30/09/2004	Initial Director's Interest Notice
30/09/2004	Change of Virgin Blue Board
21/09/2004	Preliminary Operating Statistics – August 2004
23/08/2004	Preliminary Operating Statistics for July 2004
23/08/2004	ACCC ann:Proposes to continue to allow QAN/BA Alliance
4/08/2004	Results of Annual General Meeting
4/08/2004	AGM Managing Directors Presentation
4/08/2004	Chairman's Address to Shareholders
21/07/2004	Preliminary Operating Statistics – June 2004


F
ANNEXURE F
Funding Arrangements

Toll will obtain the Cash Consideration required to settle acceptances under the Offer and to refinance the current indebtedness of Toll and Patrick by making drawings under the Facility Agreement which Toll has entered into with the Banks.

For the purposes of this Annexure, Transaction Documents include the Facility Agreement, the Commitment Letter, any guarantee documents entered into by Toll or Patrick or any other Transaction Party and any other document designated by Toll and the Banks.

1. Financing Conditions

1.1 Financing Conditions to First Drawdown

(a) Prior to first draw down under the Facility, Toll must meet the following conditions precedent:

- (i) execution and delivery of satisfactory documentation pertaining to the Facility;
- (ii) delivery of documentation required by the Banks which evidences all necessary corporate and other actions of each party to the Transaction Documents and any other authorisation necessary to allow a party to comply with its obligations under the Transaction Documents;
- (iii) provide evidence that conditions (a) and (e) of the Defeating Conditions have been met and the Offer has become or will become unconditional prior to the first drawdown date;
- (iv) the S&P/ASX 200 Index has not closed at a level below 3500 points during the period from the Announcement Date to the earlier of the Offer close date or the date of initial drawdown;
- (v) no change has occurred or is likely to occur in the business, operations, financial condition or prospects of the Toll Group which is likely to have a material adverse effect;
- (vi) there has been no disruption or adverse change to the domestic or international financial, banking, capital or equity markets, which could, in the reasonable opinion of the Banks, be expected to materially adversely effect any refinancing or syndication of the Facility;
- (vii) provide evidence that all authorisations necessary for the acquisition have been obtained and that all such authorisations remain in full force and effect in all respects (including, but not limited to, all authorisations required from the ACCC); and
- (viii) payment of fees due to the Banks.

(b) Prior to drawing down the Facility to refinance the current financing facilities of Patrick, Toll must:

- (i) have acquired 100% of the Patrick Shares;
- (ii) procure the provision of a guarantee in respect of monies owing in respect of that drawing from the Patrick entity which owes the financial accommodation which that drawing is refinancing satisfactory to the Banks and all necessary evidentiary documents supporting that guarantee; and
- (iii) provide evidence of the cancellation of the Patrick Facility being refinanced.

1.2 Financing Conditions to all Drawdowns

The conditions precedent to availability of the Facility generally are:

(a) no misrepresentation or breach of warranty has occurred;

(b) no Event of Default (as referred to in Section 3 below) has occurred and is continuing, or would result from a drawdown;

(c) with respect to a drawing to fund the acquisition of the Patrick Shares, written confirmation from the share registrar appointed by Toll certifying the number of shares in Patrick in respect of which Toll has received acceptances; and

(d) with respect to a drawing to refinance Toll's current indebtedness, evidence that Toll has cancelled existing bilateral facilities having an aggregate amount outstanding equal to the amount of the drawdown.

2. Representations and Warranties

The representations and warranties given by each Transaction Party under the Facility are customary for facilities of this nature, including that:

(a) it is not aware of any event or circumstance likely to have a material adverse effect;

(b) there is no actual or threatened litigation that could reasonably be expected to restrain or prevent the transactions contemplated by the Offer or the Facility Agreement or if adversely determined, is likely to have a material adverse effect (other than ASIC or Takeovers Panel determinations in accordance with Chapter 6 of the Corporations Act);

(c) no Event of Default (as referred to in Section 3 below) is subsisting or might reasonably be expected to result from the making of any drawdowns;

(d) no other event or circumstances have occurred that constitute a default under any other agreement or instrument that is binding on a Transaction Party or any of its subsidiaries or to which its assets are subject that might have a material adverse effect;

(e) the entry into, and performance by each Transaction Party of its obligations under the Facility documents and the transactions contemplated by the Facility documents is for its commercial benefit and is in its commercial interests; and

(f) other representations usual for a facility such as the Facility such as representations concerning corporate status, power and authorisations, that transactions are permitted, that information provided in connection with the transactions contemplated by the Facility Agreement is not materially inaccurate that no relevant entities or assets are immune from suit or execution, ranking of obligations or trust arrangements, solvency and that all necessary authorisations have been obtained.

3. Events of Default

The Facility is subject to events of default which are customary for facilities of this nature, including the following:

(a) failure to pay monies when due under a Transaction Document;

(b) failure to comply with relevant financial undertakings, unless waived;

(c) failure to remedy a breach of other undertakings within 21 days of notice of failure to comply;

(d) any event or circumstance occurs that has or is reasonably likely to have, in the reasonable opinion of the Banks, a material adverse effect upon:

 (i) the ability of the Transaction Parties, taken as a whole to perform any of their obligations under any of the Transaction Documents;

 (ii) the value of the assets of the Toll Group, taken as a whole;

 (iii) the validity or enforceability of, or the rights or remedies of the Banks under, the Transaction Documents; or

 (iv) the consolidated financial condition or operations of the Toll Group;

(e) Toll fails to procure that Patrick entities guarantee the obligations of Toll under the Facility Agreement after Toll becoming entitled to or compulsorily acquiring all outstanding shares in Patrick and providing any other evidence or obtaining any resolutions as required by the Banks with respect to guarantees from the Patrick entities; and

(f) other usual events of default customary for a facility such as the Facility, such as material misrepresentation, insolvency related events, a member of the Toll Group reduces or attempts to reduce its capital other than through a redemption of redeemable preference shares, Toll Shares are suspended from listing for a period of five or more (at the instigation of ASX) or 10 or more (at the instigation of Toll) Business Days, and failure to obtain all necessary consents, approvals or waivers and any amendment, waiver or termination of bid documents after the first drawdown without the consent of the Banks.

G

ANNEXURE G

Acquisitions of Patrick Shares by Toll in the Four Months prior to 29 September 2005

Date of Acquisition	Number of Shares Acquired	Total Cost ($)	Price Paid per Patrick Share ($)
6-Jun-05	30,000.0	170,400.0	5.68
6-Jun-05	5,000.0	28,400.0	5.68
6-Jun-05	95,000.0	539,600.0	5.68
6-Jun-05	5,000.0	28,350.0	5.67
6-Jun-05	9,761.0	55,442.5	5.68
6-Jun-05	20,239.0	114,957.5	5.68
6-Jun-05	55,000.0	311,850.0	5.67
6-Jun-05	830.0	4,722.7	5.69
6-Jun-05	3,000.0	17,070.0	5.69
6-Jun-05	6,000.0	34,140.0	5.69
6-Jun-05	220.0	1,251.8	5.69
6-Jun-05	750.0	4,252.5	5.67
6-Jun-05	4,200.0	23,814.0	5.67
6-Jun-05	2,490.0	14,193.0	5.70
6-Jun-05	90,000.0	513,000.0	5.70
6-Jun-05	5,000.0	28,500.0	5.70
6-Jun-05	300.0	1,710.0	5.70
6-Jun-05	2,210.0	12,597.0	5.70
6-Jun-05	50,000.0	284,500.0	5.69
6-Jun-05	50,000.0	284,500.0	5.69
6-Jun-05	50,000.0	284,000.0	5.68
6-Jun-05	50,000.0	284,500.0	5.69
6-Jun-05	10,842.0	61,691.0	5.69
6-Jun-05	5,000.0	28,450.0	5.69
6-Jun-05	9,158.0	52,109.0	5.69
7-Jun-05	20,000.0	112,600.0	5.63
7-Jun-05	3,084.0	17,362.9	5.63
7-Jun-05	14,816.0	83,414.1	5.63
7-Jun-05	700.0	3,941.0	5.63
7-Jun-05	1,000.0	5,630.0	5.63
7-Jun-05	1,200.0	6,756.0	5.63
7-Jun-05	716.0	4,031.1	5.63
7-Jun-05	1,623.0	9,121.3	5.62
7-Jun-05	1,500.0	8,430.0	5.62
7-Jun-05	14,433.0	81,113.5	5.62
7-Jun-05	2,500.0	14,075.0	5.63
7-Jun-05	1,472.0	8,287.4	5.63
7-Jun-05	1,300.0	7,319.0	5.63
7-Jun-05	1,300.0	7,319.0	5.63
7-Jun-05	866.0	4,875.6	5.63
7-Jun-05	1,046.0	5,889.0	5.63
7-Jun-05	23,954.0	134,861.0	5.63
7-Jun-05	10,648.0	59,948.2	5.63
7-Jun-05	1,900.0	10,697.0	5.63
7-Jun-05	2,967.0	16,704.2	5.63
7-Jun-05	10,531.0	59,289.5	5.63
7-Jun-05	4,850.0	27,257.0	5.62
7-Jun-05	1,000.0	5,620.0	5.62
7-Jun-05	4,443.0	24,969.7	5.62
7-Jun-05	20,000.0	112,400.0	5.62
7-Jun-05	500.0	2,810.0	5.62
7-Jun-05	1,651.0	9,278.6	5.62
7-Jun-05	37,000.0	208,310.0	5.63
7-Jun-05	2,708.0	15,246.0	5.63
7-Jun-05	4,000.0	22,520.0	5.63
7-Jun-05	323.0	1,818.5	5.63
7-Jun-05	5,969.0	33,605.5	5.63
24-Jun-05	200,728.0	1,126,288.8	5.61
24-Jun-05	49,272.0	277,401.4	5.63
27-Jun-05	50,000.0	277,000.0	5.54
27-Jun-05	40,000.0	222,400.0	5.56
27-Jun-05	15,728.0	87,133.1	5.54
27-Jun-05	50,000.0	279,500.0	5.59
27-Jun-05	272.0	1,517.8	5.58
27-Jun-05	50,000.0	277,500.0	5.55
27-Jun-05	100,000.0	556,000.0	5.56
27-Jun-05	50,000.0	277,500.0	5.55
27-Jun-05	50,000.0	277,500.0	5.55
27-Jun-05	35,000.0	194,600.0	5.56
27-Jun-05	506.0	2,808.3	5.55
27-Jun-05	23,000.0	127,880.0	5.56
27-Jun-05	2,855.0	15,845.3	5.55
27-Jun-05	9,000.0	50,040.0	5.56
27-Jun-05	25,000.0	139,000.0	5.56
27-Jun-05	1,000.0	5,550.0	5.55
27-Jun-05	13,000.0	72,410.0	5.57
27-Jun-05	17,000.0	94,690.0	5.57
27-Jun-05	25,000.0	139,250.0	5.57
27-Jun-05	8,000.0	44,560.0	5.57
27-Jun-05	27,000.0	150,390.0	5.57
27-Jun-05	161,109.0	897,377.1	5.57
28-Jun-05	20,000.0	111,200.0	5.56
28-Jun-05	2,138.0	11,865.9	5.55
28-Jun-05	17,184.0	95,371.2	5.55
28-Jun-05	5,678.0	31,512.9	5.55
28-Jun-05	616.0	3,418.8	5.55
28-Jun-05	2,000.0	11,100.0	5.55
28-Jun-05	5,654.0	31,379.7	5.55
28-Jun-05	25,000.0	139,000.0	5.56
28-Jun-05	770.0	4,273.5	5.55
28-Jun-05	1,500.0	8,325.0	5.55
28-Jun-05	15,371.0	85,462.8	5.56
28-Jun-05	14,000.0	77,840.0	5.56
28-Jun-05	629.0	3,497.2	5.56
28-Jun-05	1,019.0	5,655.5	5.55
28-Jun-05	250.0	1,387.5	5.55
28-Jun-05	1,500.0	8,325.0	5.55
28-Jun-05	700.0	3,885.0	5.55
28-Jun-05	25,000.0	139,000.0	5.56
28-Jun-05	8,600.0	47,730.0	5.55

Date of Acquisition	Number of Shares Acquired	Total Cost ($)	Price Paid per Patrick Share ($)
28-Jun-05	1,066.0	5,916.3	5.55
28-Jun-05	25,000.0	139,000.0	5.56
28-Jun-05	1,325.0	7,353.8	5.55
28-Jun-05	25,000.0	138,500.0	5.54
28-Jun-05	15,000.0	83,100.0	5.54
28-Jun-05	894.0	4,952.8	5.54
28-Jun-05	720.0	3,988.8	5.54
28-Jun-05	322.0	1,783.9	5.54
28-Jun-05	577.0	3,196.6	5.54
28-Jun-05	2,487.0	13,778.0	5.54
28-Jun-05	15,000.0	83,100.0	5.54
28-Jun-05	5,000.0	27,700.0	5.54
28-Jun-05	2,500.0	13,850.0	5.54
28-Jun-05	3,950.0	21,883.0	5.54
28-Jun-05	3,550.0	19,667.0	5.54
28-Jun-05	1,000.0	5,530.0	5.53
28-Jun-05	20,000.0	110,600.0	5.53
28-Jun-05	9,000.0	49,770.0	5.53
28-Jun-05	20,000.0	110,600.0	5.53
28-Jun-05	7,718.0	42,757.7	5.54
28-Jun-05	1,245.0	6,897.3	5.54
28-Jun-05	1,037.0	5,745.0	5.54
28-Jun-05	15,000.0	83,100.0	5.54
28-Jun-05	6,223.0	34,413.2	5.53
28-Jun-05	1.0	5.5	5.53
28-Jun-05	18,776.0	103,831.3	5.53
28-Jun-05	5,700.0	31,464.0	5.52
28-Jun-05	1,202.0	6,635.0	5.52
28-Jun-05	14,605.0	80,619.6	5.52
28-Jun-05	8,493.0	46,881.4	5.52
28-Jun-05	60,000.0	331,200.0	5.52
28-Jun-05	27,124.0	149,724.5	5.52
28-Jun-05	10,000.0	55,200.0	5.52
28-Jun-05	2,535.0	13,993.2	5.52
28-Jun-05	15,000.0	82,800.0	5.52
28-Jun-05	3,151.0	17,393.5	5.52
28-Jun-05	2,190.0	12,088.8	5.52
28-Jun-05	100,000.0	553,250.0	5.53
28-Jun-05	(25,000.0)	(138,500.0)	5.54
28-Jun-05	(75,000.0)	(414,750.0)	5.53
29-Jun-05	28,789.0	160,354.7	5.57
29-Jun-05	21,211.0	118,145.3	5.57
29-Jun-05	17,537.0	97,681.1	5.57
29-Jun-05	7,463.0	41,568.9	5.57
29-Jun-05	600.0	3,342.0	5.57
29-Jun-05	1,150.0	6,417.0	5.58
29-Jun-05	21,482.0	119,869.6	5.58
29-Jun-05	1,050.0	5,859.0	5.58
29-Jun-05	1,650.0	9,207.0	5.58
29-Jun-05	27,757.0	154,884.1	5.58

Date of Acquisition	Number of Shares Acquired	Total Cost ($)	Price Paid per Patrick Share ($)
29-Jun-05	17,537.0	97,681.1	5.57
29-Jun-05	800.0	4,456.0	5.57
29-Jun-05	635.0	3,537.0	5.57
29-Jun-05	6,028.0	33,576.0	5.57
29-Jun-05	1,678.0	9,346.5	5.57
29-Jun-05	1,237.0	6,890.1	5.57
29-Jun-05	1,646.0	9,168.2	5.57
29-Jun-05	7,000.0	38,990.0	5.57
29-Jun-05	5.0	27.9	5.57
29-Jun-05	1,000.0	5,570.0	5.57
29-Jun-05	1,678.0	9,346.5	5.57
29-Jun-05	2,494.0	13,891.6	5.57
29-Jun-05	5,707.0	31,788.0	5.57
29-Jun-05	1,678.0	9,346.5	5.57
29-Jun-05	18,752.0	104,448.6	5.57
29-Jun-05	2,137.0	11,903.1	5.57
29-Jun-05	178.0	991.5	5.57
29-Jun-05	3,132.0	17,445.2	5.57
29-Jun-05	1,678.0	9,346.5	5.57
29-Jun-05	10,000.0	55,700.0	5.57
29-Jun-05	3,128.0	17,423.0	5.57
29-Jun-05	3,130.0	17,434.1	5.57
29-Jun-05	16,960.0	94,467.2	5.57
29-Jun-05	2,174.0	12,109.2	5.57
29-Jun-05	860.0	4,790.2	5.57
29-Jun-05	22,243.0	124,115.9	5.58
29-Jun-05	24,668.0	137,647.4	5.58
29-Jun-05	2,167.0	12,070.2	5.57
29-Jun-05	2,000.0	11,140.0	5.57
29-Jun-05	5,400.0	30,078.0	5.57
29-Jun-05	20.0	111.4	5.57
29-Jun-05	1,750.0	9,747.5	5.57
29-Jun-05	133.0	740.8	5.57
29-Jun-05	1,678.0	9,346.5	5.57
29-Jun-05	3,125.0	17,406.3	5.57
29-Jun-05	269.0	1,498.3	5.57
29-Jun-05	3,000.0	16,710.0	5.57
29-Jun-05	7,464.0	41,574.5	5.57
29-Jun-05	17,219.0	95,909.8	5.57
29-Jun-05	4,387.0	24,435.6	5.57
29-Jun-05	861.0	4,795.8	5.57
29-Jun-05	2,000.0	11,140.0	5.57
29-Jun-05	11,675.0	65,029.8	5.57
29-Jun-05	22,135.0	123,292.0	5.57
29-Jun-05	10,511.0	58,546.3	5.57
29-Jun-05	17,354.0	96,661.8	5.57
29-Jun-05	1,344.0	7,472.6	5.56
29-Jun-05	20,000.0	111,200.0	5.56
29-Jun-05	2,939.0	16,340.8	5.56
29-Jun-05	717.0	3,986.5	5.56

Date of Acquisition	Number of Shares Acquired	Total Cost ($)	Price Paid per Patrick Share ($)
29-Jun-05	3,410.0	18,925.5	5.55
29-Jun-05	71,590.0	397,324.5	5.55
29-Jun-05	125,000.0	697,250.0	5.58
29-Jun-05	(100,000.0)	(558,000.0)	5.58
29-Jun-05	(25,000.0)	(139,250.0)	5.57
30-Jun-05	500.0	2,785.0	5.57
30-Jun-05	2,000.0	11,140.0	5.57
30-Jun-05	100.0	557.0	5.57
30-Jun-05	12,500.0	69,625.0	5.57
30-Jun-05	816.0	4,545.1	5.57
30-Jun-05	20,094.0	111,923.6	5.57
30-Jun-05	1,500.0	8,355.0	5.57
30-Jun-05	10,000.0	55,700.0	5.57
30-Jun-05	1,400.0	7,798.0	5.57
30-Jun-05	814.0	4,534.0	5.57
30-Jun-05	276.0	1,537.3	5.57
30-Jun-05	5,000.0	27,900.0	5.58
30-Jun-05	1,088.0	6,092.8	5.60
30-Jun-05	131.0	733.6	5.60
30-Jun-05	598.0	3,348.8	5.60
30-Jun-05	1,000.0	5,600.0	5.60
30-Jun-05	10,000.0	56,000.0	5.60
30-Jun-05	833.0	4,664.8	5.60
30-Jun-05	100.0	560.0	5.60
30-Jun-05	3,500.0	19,600.0	5.60
30-Jun-05	1,000.0	5,600.0	5.60
30-Jun-05	446.0	2,497.6	5.60
30-Jun-05	10,000.0	56,000.0	5.60
30-Jun-05	10,000.0	56,000.0	5.60
30-Jun-05	3,000.0	16,800.0	5.60
30-Jun-05	1,400.0	7,840.0	5.60
30-Jun-05	1,780.0	9,968.0	5.60
30-Jun-05	1,681.0	9,413.6	5.60
30-Jun-05	10,000.0	56,000.0	5.60
30-Jun-05	5,000.0	28,000.0	5.60
30-Jun-05	2,500.0	14,000.0	5.60
30-Jun-05	1,990.0	11,144.0	5.60
30-Jun-05	15,000.0	84,000.0	5.60
30-Jun-05	5,000.0	28,000.0	5.60
30-Jun-05	10,000.0	56,000.0	5.60
30-Jun-05	1,249.0	6,994.4	5.60
30-Jun-05	28,751.0	161,005.6	5.60
30-Jun-05	66.0	369.6	5.60
30-Jun-05	170.0	952.0	5.60
30-Jun-05	21,013.0	117,672.8	5.60
30-Jun-05	3,953.0	22,136.8	5.60
30-Jun-05	13,751.0	77,005.6	5.60
30-Jun-05	10,000.0	56,000.0	5.60
30-Jun-05	25,000.0	140,000.0	5.60
30-Jun-05	(25,000.0)	(140,000.0)	5.60
30-Jun-05	25,975.0	145,460.0	5.60
30-Jun-05	829.0	4,642.4	5.60
30-Jun-05	56.0	313.6	5.60
30-Jun-05	10,000.0	56,000.0	5.60
30-Jun-05	13,140.0	73,584.0	5.60
30-Jun-05	20,000.0	112,000.0	5.60
30-Jun-05	34,490.0	193,144.0	5.60
30-Jun-05	5,000.0	27,900.0	5.58
30-Jun-05	50,000.0	278,500.0	5.57
30-Jun-05	(34,490.0)	(193,144.0)	5.60
30-Jun-05	(5,000.0)	(27,900.0)	5.58
30-Jun-05	(50,000.0)	(278,500.0)	5.57
30-Jun-05	(36,557.0)	(204,719.2)	5.60
30-Jun-05	24,802.0	138,891.2	5.60
30-Jun-05	30,000.0	168,000.0	5.60
30-Jun-05	82.0	459.2	5.60
30-Jun-05	10,000.0	56,000.0	5.60
30-Jun-05	10,000.0	56,000.0	5.60
30-Jun-05	15,000.0	84,000.0	5.60
30-Jun-05	4,839.0	27,098.4	5.60
30-Jun-05	31,324.0	174,854.3	5.58
30-Jun-05	(34,490.0)	(193,144.0)	5.60
30-Jun-05	(5,000.0)	(27,900.0)	5.58
30-Jun-05	(50,000.0)	(278,500.0)	5.57
30-Jun-05	1.0	5.6	5.60
30-Jun-05	300.0	1,680.0	5.60
30-Jun-05	3,572.0	20,003.2	5.60
30-Jun-05	10,000.0	56,000.0	5.60
30-Jun-05	1,681.0	9,413.6	5.60
30-Jun-05	9,944.0	55,686.4	5.60
30-Jun-05	9,635.0	53,956.0	5.60
30-Jun-05	1,750.0	9,800.0	5.60
30-Jun-05	100,000.0	559,000.0	5.59
30-Jun-05	35,054.0	195,951.9	5.59
30-Jun-05	28,063.0	156,872.2	5.59
7-Jul-05	100,000.0	551,000.0	5.51
7-Jul-05	1,687.0	9,295.4	5.51
7-Jul-05	306.0	1,686.1	5.51
7-Jul-05	1,700.0	9,367.0	5.51
7-Jul-05	963.0	5,306.1	5.51
7-Jul-05	2,662.0	14,667.6	5.51
7-Jul-05	107.0	589.6	5.51
7-Jul-05	2,900.0	15,979.0	5.51
7-Jul-05	25,000.0	137,750.0	5.51
7-Jul-05	84.0	462.8	5.51
7-Jul-05	819.0	4,512.7	5.51
7-Jul-05	255.0	1,405.1	5.51
7-Jul-05	14,004.0	77,162.0	5.51
7-Jul-05	47,939.0	264,143.9	5.51
7-Jul-05	1,574.0	8,672.7	5.51

Date of Acquisition	Number of Shares Acquired	Total Cost ($)	Price Paid per Patrick Share ($)
7-Jul-05	2,554.0	14,072.5	5.51
7-Jul-05	1,050.0	5,785.5	5.51
7-Jul-05	20,627.0	113,654.8	5.51
7-Jul-05	44,091.0	242,941.4	5.51
7-Jul-05	264.0	1,454.6	5.51
7-Jul-05	5,645.0	31,104.0	5.51
7-Jul-05	1,700.0	9,367.0	5.51
7-Jul-05	10,000.0	55,100.0	5.51
7-Jul-05	1,687.0	9,295.4	5.51
7-Jul-05	2,500.0	13,775.0	5.51
7-Jul-05	250,000.0	1,380,000.0	5.52
7-Jul-05	2,012.0	11,086.1	5.51
7-Jul-05	638.0	3,515.4	5.51
7-Jul-05	1,700.0	9,367.0	5.51
7-Jul-05	1,700.0	9,367.0	5.51
7-Jul-05	1,700.0	9,367.0	5.51
7-Jul-05	632.0	3,482.3	5.51
7-Jul-05	1,500.0	8,265.0	5.51
7-Jul-05	150,000.0	826,500.0	5.51
7-Jul-05	150,000.0	826,500.0	5.51
7-Jul-05	150,000.0	826,500.0	5.51
8-Jul-05	50,000.0	275,000.0	5.50
8-Jul-05	50,000.0	276,500.0	5.53
14-Jul-05	19,524.0	107,382.0	5.50
14-Jul-05	2,025.0	11,137.5	5.50
14-Jul-05	2,625.0	14,437.5	5.50
14-Jul-05	2,242.0	12,331.0	5.50
14-Jul-05	20,000.0	110,000.0	5.50
14-Jul-05	17,169.0	94,429.5	5.50
14-Jul-05	1,270.0	6,985.0	5.50
14-Jul-05	11,561.0	63,585.5	5.50
14-Jul-05	20,000.0	110,000.0	5.50
14-Jul-05	28,361.0	155,985.5	5.50
14-Jul-05	18,700.0	102,850.0	5.50
14-Jul-05	4,884.0	26,862.0	5.50
14-Jul-05	14,867.0	81,768.5	5.50
14-Jul-05	3,077.0	16,923.5	5.50
14-Jul-05	32,056.0	176,308.0	5.50
14-Jul-05	500.0	2,750.0	5.50
14-Jul-05	1,048.0	5,764.0	5.50
14-Jul-05	31,680.0	174,240.0	5.50
14-Jul-05	25,000.0	137,500.0	5.50
14-Jul-05	25,000.0	137,500.0	5.50
14-Jul-05	1,139.0	6,264.5	5.50
18-Jul-05	2,453.0	13,393.4	5.46
18-Jul-05	7,130.0	38,929.8	5.46
18-Jul-05	15,417.0	84,176.8	5.46
18-Jul-05	15.0	82.1	5.47
18-Jul-05	519.0	2,838.9	5.47
18-Jul-05	2,065.0	11,295.6	5.47

Date of Acquisition	Number of Shares Acquired	Total Cost ($)	Price Paid per Patrick Share ($)
18-Jul-05	10,000.0	54,700.0	5.47
18-Jul-05	5,601.0	30,637.5	5.47
18-Jul-05	12,334.0	67,467.0	5.47
18-Jul-05	7,611.0	41,632.2	5.47
18-Jul-05	15,000.0	81,900.0	5.46
18-Jul-05	42,389.0	231,867.8	5.47
18-Jul-05	1,166.0	6,378.0	5.47
18-Jul-05	1,700.0	9,299.0	5.47
18-Jul-05	20,000.0	109,400.0	5.47
18-Jul-05	6,600.0	36,102.0	5.47
18-Jul-05	4,566.0	25,067.3	5.49
18-Jul-05	8,418.0	46,299.0	5.50
18-Jul-05	4,855.0	26,702.5	5.50
18-Jul-05	2,161.0	11,885.5	5.50
18-Jul-05	1,288.0	7,084.0	5.50
18-Jul-05	400.0	2,200.0	5.50
18-Jul-05	1,288.0	7,084.0	5.50
18-Jul-05	4,293.0	23,611.5	5.50
18-Jul-05	1,288.0	7,084.0	5.50
18-Jul-05	2,150.0	11,825.0	5.50
18-Jul-05	4,293.0	23,611.5	5.50
18-Jul-05	4,000.0	21,960.0	5.49
18-Jul-05	11,774.0	64,639.3	5.49
18-Jul-05	4,092.0	22,465.1	5.49
18-Jul-05	15,134.0	83,237.0	5.50
18-Jul-05	4,263.0	23,446.5	5.50
18-Jul-05	35,000.0	192,301.2	5.49
18-Jul-05	(15,134.0)	(83,237.0)	5.50
18-Jul-05	(19,866.0)	(109,064.3)	5.49
19-Jul-05	18,702.0	102,861.0	5.50
19-Jul-05	25.0	137.5	5.50
19-Jul-05	283.0	1,556.5	5.50
19-Jul-05	4,450.0	24,475.0	5.50
19-Jul-05	1,540.0	8,470.0	5.50
19-Jul-05	1,083.0	5,956.5	5.50
19-Jul-05	23,917.0	131,543.5	5.50
19-Jul-05	943.0	5,186.5	5.50
19-Jul-05	24,057.0	132,313.5	5.50
19-Jul-05	5,387.0	29,628.5	5.50
19-Jul-05	19,613.0	107,871.5	5.50
26-Jul-05	165.0	915.8	5.55
26-Jul-05	23,600.0	130,980.0	5.55
26-Jul-05	972.0	5,394.6	5.55
26-Jul-05	29,028.0	161,105.4	5.55
26-Jul-05	20,972.0	116,394.6	5.55
26-Jul-05	9,028.0	50,105.4	5.55
26-Jul-05	15,972.0	88,644.6	5.55
26-Jul-05	263.0	1,459.7	5.55
26-Jul-05	1,400.0	7,784.0	5.56
26-Jul-05	1,400.0	7,784.0	5.56

Date of Acquisition	Number of Shares Acquired	Total Cost ($)	Price Paid per Patrick Share ($)
26-Jul-05	400.0	2,224.0	5.56
26-Jul-05	17,286.0	96,110.2	5.56
26-Jul-05	1,000.0	5,560.0	5.56
26-Jul-05	10,000.0	55,600.0	5.56
26-Jul-05	5,000.0	27,800.0	5.56
26-Jul-05	10,000.0	55,600.0	5.56
26-Jul-05	376.0	2,090.6	5.56
26-Jul-05	1,926.0	10,708.6	5.56
26-Jul-05	1,212.0	6,738.7	5.56
26-Jul-05	1,883.0	10,469.5	5.56
26-Jul-05	4,500.0	25,020.0	5.56
26-Jul-05	400.0	2,224.0	5.56
26-Jul-05	600.0	3,336.0	5.56
26-Jul-05	809.0	4,498.0	5.56
26-Jul-05	3,898.0	21,672.9	5.56
26-Jul-05	800.0	4,448.0	5.56
26-Jul-05	25,000.0	139,250.0	5.57
26-Jul-05	33,018.0	183,910.3	5.57
26-Jul-05	1,200.0	6,684.0	5.57
26-Jul-05	3,200.0	17,824.0	5.57
26-Jul-05	15,000.0	83,550.0	5.57
26-Jul-05	30,000.0	167,100.0	5.57
26-Jul-05	20,000.0	111,400.0	5.57
26-Jul-05	400.0	2,228.0	5.57
26-Jul-05	3,400.0	18,938.0	5.57
26-Jul-05	1,692.0	9,424.4	5.57
26-Jul-05	4,200.0	23,352.0	5.56
26-Jul-05	50,000.0	278,000.0	5.56
26-Jul-05	35,867.0	199,420.5	5.56
26-Jul-05	40,000.0	222,400.0	5.56
26-Jul-05	24,133.0	134,179.5	5.56
26-Jul-05	5,867.0	32,620.5	5.56
26-Jul-05	600.0	3,336.0	5.56
26-Jul-05	43,533.0	242,043.5	5.56
26-Jul-05	40,000.0	222,400.0	5.56
26-Jul-05	400.0	2,224.0	5.56
26-Jul-05	500.0	2,780.0	5.56
26-Jul-05	800.0	4,448.0	5.56
26-Jul-05	9,800.0	54,488.0	5.56
26-Jul-05	2,567.0	14,272.5	5.56
26-Jul-05	5,000.0	27,800.0	5.56
26-Jul-05	25,843.0	143,687.1	5.56
26-Jul-05	50,000.0	278,000.0	5.56
26-Jul-05	46,594.0	259,062.6	5.56
26-Jul-05	2,006.0	11,153.4	5.56
26-Jul-05	2,088.0	11,609.3	5.56
26-Jul-05	45,906.0	255,237.4	5.56
26-Jul-05	45,933.0	255,387.5	5.56
26-Jul-05	15,000.0	83,400.0	5.56
26-Jul-05	300.0	1,668.0	5.56
26-Jul-05	809.0	4,498.0	5.56
26-Jul-05	5,000.0	27,800.0	5.56
26-Jul-05	49,654.0	276,572.8	5.57
26-Jul-05	300.0	1,671.0	5.57
26-Jul-05	500.0	2,785.0	5.57
26-Jul-05	1,000.0	5,570.0	5.57

Corporate Directory

Corporate Directory

Registered and Head Office

Toll Holdings Limited
Level 8
380 St Kilda Road
Melbourne VIC 3004

Legal Adviser

Clayton Utz
Level 18
333 Collins Street
Melbourne VIC 3000

Investigating Accountant

KPMG Transaction Services (Australia) Pty Limited
161 Collins Street
Melbourne VIC 3000

Auditors and Tax Adviser

KPMG
161 Collins Street
Melbourne VIC 3000

Toll Share Registry

Computershare Investor Services Pty Limited
Yarra Falls
452 Johnston Street
Abbotsford VIC 3067

Toll's Offer Information Line

1300 769 346 (within Australia)

+61 3 9415 4005 (outside Australia)





Toll Holdings Limited ACN 006 592 089